As filed with the Securities and Exchange Commission on April 28, 2021

Registration No. 333-255086

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Privia Health Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	8000	81-3599420
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

950 N. Glebe Rd., Suite 700

Arlington, VA 22203

(571) 366-8850

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Shawn Morris

Chief Executive Officer

Privia Health Group, Inc.

950 N. Glebe Rd., Suite 700

Arlington, VA 22203

(571) 366-8850

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Richard D. Truesdell, Jr., Esq. Roshni Banker Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Mitchell S. Bloom, Esq. Benjamin K. Marsh, Esq. Goodwin Procter LLP 620 8th Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

Title Of Each Class Of Securities To Be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount Of Registration Fee(3)
Common Stock, par value $0.01 per share	22,425,000	$23.00	$515,775,000	$56,272

(1)	Includes 2,925,000 shares which the underwriters have the right to purchase to cover over-allotments.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.
(3)	$46,485 was previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 28, 2021

PRELIMINARY PROSPECTUS

19,500,000 Shares

Privia Health Group, Inc.

Common Stock

Privia Health Group, Inc. (“Privia Health”) is offering 2,800,000 shares of its common stock and the selling shareholder is selling 16,700,000 shares of Privia Health’s common stock.

This is our initial public offering and no public market exists for our common stock. We anticipate that the initial public offering price will be between $21.00 and $23.00 per share.

We have applied to list our common stock on the Nasdaq Global Select Market (“NASDAQ”) under the symbol “PRVA”.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 27.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act and will therefore be subject to reduced reporting requirements.

Immediately after this offering, assuming an offering size as set forth above, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ. See “Management—Controlled Company Status.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Privia Health before expenses(1)	$	$
Proceeds to the selling stockholder before expenses	$	$

(1)

We have agreed to reimburse the underwriters for certain FINRA-related expenses. We refer you to “Underwriting (Conflicts of Interest)” beginning on page 188 of this prospectus for additional information regarding underwriting compensation.

At our request, the underwriters have reserved up to five percent of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to certain persons associated with us. See “Underwriting (Conflicts of Interest)—Directed Share Program.”

Privia Health has granted the underwriters the right to purchase an additional 2,925,000 shares of common stock to cover over-allotments.

The underwriters expect to deliver the shares to purchasers on or about April     , 2021 through the book-entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC	J.P. Morgan

Credit Suisse	Piper Sandler	William Blair
Canaccord Genuity	Truist Securities
R. Seelaus & Co., LLC	Siebert Williams Shank

April 28, 2021

OUR MISSION Transform healthcare to enable doctors and their teams to focus on keeping people healthy WHO WE ARE National physician platform transforming the healthcare delivery experience WHAT WE DO Provide tailored solutions for physicians and providers, creating value and securing their future

PRIVIA HEALTH

WE KNOW
doctors.

WE ENABLE
better outcomes.

TOGETHER
we move markets.

2,770+
Signed Providers
$430M+
Total Shared Savings Generated (2014 – 2019)
95%
Provider Retention Rate
680K+
Total Attributed Lives
3M+
Patients
650+
Care Center Locations
Healthcare providers are at the center of what we do

In this prospectus, “Privia,” “Privia Health,” the “Company,” “we,” “us” and “our” refer to Privia Health Group, Inc. and its consolidated subsidiaries. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

Until             , 2021, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. For a more complete understanding of us and this offering, you should read and carefully consider the entire prospectus, including the more detailed information set forth under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See “Forward-Looking Statements.” Unless the context is otherwise required, all references in this prospectus to “Privia,” “Privia Health,” the “Company,” “we,” “us” and “our” refer to Privia Health Group, Inc. and its consolidated subsidiaries.

Privia Health is a technology-driven, national physician-enablement company that collaborates with medical groups, health plans, and health systems to optimize physician practices, improve patient experiences, and reward doctors for delivering high-value care in both in-person and virtual care settings (the “Privia Platform”). We directly address three of the most pressing issues facing physicians today: the transition to the value-based care (“VBC”) reimbursement model, the ever-increasing administrative requirements to operate a successful medical practice and the need to engage patients using modern user-friendly technology. We seek to accomplish these objectives by entering markets and organizing existing physicians and non-physician clinicians into a unique practice model that combines the advantages of a partnership in a large regional medical group (each, a “Medical Group”) with significant local autonomy for the physicians (collectively, “Privia Physicians”) and non-physician clinicians (collectively “Privia Clinicians” and, together with the Privia Physicians, the “Privia Providers”) joining our Medical Groups. Our Medical Groups are designated as in-network by all major health insurance plans in all of our markets, and all Privia Providers are credentialed with such health insurance plans.

Our platform is purpose-built, organizing physicians into cost efficient, value-based and primary-care centric networks bolstered by strong physician governance, and promotes a culture of physician leadership. The Privia Platform is powered by our proprietary end-to-end, cloud-based technology solution that integrates both Privia-developed and third-party applications into a seamless interface and workflow that manages all aspects of our Privia Physicians’ provision of healthcare services (the “Privia Technology Solution”). We enhance the patient experience, improve practice economics and influence point of care delivery through investments in data analytics, revenue cycle management (“RCM”), practice and clinical operations and payer alignment. The Privia Platform is designed to succeed across demographic cohorts, acuity levels and reimbursement models, including traditional fee-for-service (“FFS”) Medicare, the Medicare Shared Savings Program (“MSSP”), Medicare Advantage, Medicaid, commercial insurance and other existing and emerging direct contracting programs with payers and employers. We believe that the Privia model is a highly scalable solution to help our nation’s healthcare system achieve the quadruple aim of better outcomes, lower costs, improved patient experience, and happier and more engaged providers. Our customers have affirmed our model, as Privia has rapidly become one of the nation’s leading independent physician companies since launching our first Medical Group in 2013.

There are three core elements to our physician alignment approach:

1)	A focus on maximizing the potential of a physician’s medical practice across the physician’s entire patient panel, with the end goal of succeeding in VBC reimbursement;

2)	A highly flexible payer-agnostic approach to address the needs of multiple types of physician practices, from independently owned to hospital employed or hospital affiliated practices; and

3)	Delivering a profitable model for both Privia and our Privia Physicians, regardless of the reimbursement model, geographic environment or specialty.

The Privia Platform is powered by the Privia Technology Solution, which efficiently manages all aspects of our Privia Physicians’ provision of healthcare services and eliminates the complexity and reduces the cost of otherwise having to buy more than 30 point solutions. The intended result is engaged Privia Providers delivering high quality virtual and in-person healthcare to patients with superior clinical outcomes and experiences at lower costs. We believe our technology-enabled platform is highly scalable, allowing us to both rapidly build density in new geographic markets and guide those markets from FFS to VBC by shifting the reimbursement model and helping our Privia Providers better manage the cost of care through a focus on quality and success-based reimbursement. This model is designed to enable significant growth, with significant revenue visibility, low invested capital and attractive margins. We believe the Privia Platform aligns with the direction healthcare is headed in the United States, including (1) a macro shift towards VBC models that focus on delivering coordinated, high quality care at lower total costs, (2) a greater focus on the patient experience, and (3) a focus on optimizing provider workflow and bringing back the joy of practicing medicine. We believe our approach is highly attractive to multiple types of physician practices given our significant value proposition and our comprehensive solution set.

We believe our technology-enabled platform is differentiated and well positioned to drive sustainable long-term growth, with attractive margins and attractive returns on invested capital. The Privia Platform has the following key attributes:

•

Addresses a Large Total Addressable Market: Targets a large and growing total addressable market (“TAM”) (physician enablement market estimated to be $1.9 trillion, with an ability to serve over 1 million providers in the U.S.).

•

Purpose-Built to Scale Nationally: Flexible model to enter new markets with multiple types of physician practices (more than 485,000 primary care physicians and more than 535,000 physician specialists in the U.S.).

•

Powered by the Privia Technology Solution: Comprehensive cloud-based technology-enabled platform designed to optimize provider workflow across the full continuum of reimbursement environments as well as both virtual and in-person care settings (eliminates the need to buy and integrate more than 30 point solutions).

•

Establishes Provider Density in Local Markets: Supports a proven expansion strategy resulting in increased relevance with payers and patients (over 650 care center locations across six states and the District of Columbia, targeting over 70 metropolitan statistical areas (“MPSAs”) located within those geographical markets).

•

Designed to Transform Care Delivery: Designed to transition care delivery in each market from FFS to VBC and to enhance the care model and ability of Privia Providers to manage higher risk patients (more than $430 million total savings generated across Commercial, Medicare Advantage, Medicare Shared Savings, and Medicaid since 2014; patient Net Promoter Score (NPS) of 85).

•

Demonstrates Physician Value Proposition Consistently: Reduces administrative burden and generally increases provider profitability (95% Privia Provider retention rate over the past four years in addition to a five-time (2016-2020) Healthcare Financial Management Association’s (HFMA) MAP Award recipient for high performance in revenue cycle).

•

Generates Attractive Financial Results: Has an established scale, diversified revenue mix with no single payer or individual practice concentration, and is profitable and capital efficient with attractive growth (as of the year ended December 31, 2020, approximately $817 million in revenue and $1.3 billion total practice collections, high return on invested capital with superior unit economics and high free cash flow conversion). See “Key Metrics” for a discussion of practice collections.

•

Led by a Highly Experienced Executive and Physician Leadership Team: Our management team has significant experience leading payer, provider and healthcare information technology organizations. Our Privia Physicians assume key leadership roles within our Medical Groups, Medical Group committees, and ACOs (defined below).

We believe our model is highly scalable. Privia currently operates in six states and the District of Columbia, covering over 70 target MPSAs (including 20 out of the largest 100 MPSAs). We aim to build relevance in each of our markets with all key constituents (physicians, non-physician clinicians, patients, government programs, commercial payers and employers). Privia started by partnering with small and large independent physician practices focused on primary care, pediatrics, women’s health, and select subspecialties focused on treating chronically ill patients. We now have more than 2,770 Privia Providers who have signed to join our platform as of December 31, 2020. Of these, we have approximately 2,550 Privia Providers on our platform who are credentialed and bill for health care services, through our Medical Groups, as of December 31, 2020 (“implemented providers”). Once a provider signs an agreement to join Privia, there is a five-to-eight month period on average before that provider is implemented on our platform. This time lag between signing and implementing a Privia Provider gives us very high visibility into total practice collections over a forward twelve-month period. Our implemented Privia Providers operate in over 650 care center locations providing care to over 3 million patients, including approximately 410,000 commercial patients who have selected one of our Medical Groups as their provider of primary care services, as measured at the end of a particular period (“attributed lives”), 83,000 Medicare Advantage attributed lives, 150,000 Medicare Shared Savings / Maryland CPC+ Program attributed lives, and over 30,000 Medicaid attributed lives. In addition, we currently have over 170,000 patients aging into Medicare over the next five years. Our confidence in our business model is based on our belief that the Privia Platform works across all geographies and will allow us to enter many new markets across the country over the coming decades and fundamentally move those markets to VBC.

Privia Physicians join the Medical Group in their geographic market as an owner of the Medical Group. Certain of our Medical Groups are majority-owned by us (each, an “Owned Medical Group”), with Privia Physicians collectively owning a minority interest. However, in those markets in which state regulations do not allow us to own Medical Groups, the Medical Groups are owned entirely by Privia Physicians (each, a “Non-Owned Medical Group”). We provide management services to each Medical Group though a local management services organization (each, a “MSO”) established with the objective of maximizing the independence and autonomy of our Privia Physicians’ practices (each, an “Affiliated Practice”), while providing Medical Groups with access to VBC opportunities either directly or through Privia-owned accountable care organizations (each, an “ACO”). In markets with Non-Owned Medical Groups, we earn revenue by providing administrative and management services through owned MSO entities (FFS-administrative services revenue). We have national committees that distribute quality guidance, and we employ Chief Medical Officers who provide clinical oversight and direction over the clinical affairs of the Owned Medical Groups. Additionally, we hold the provider contracts, maintain the patient records, set reimbursement rates, and negotiate payer contracts on behalf of the Owned Medical Groups. The Medical Groups have no ownership in the underlying Affiliated Practices, but the Affiliated Practices do provide certain services to the Medical Groups, such as use of space, non-physician staffing, equipment and supplies. We principally derive our revenues from the following three sources: (i) FFS-patient care revenue generated from providing healthcare services to patients through Privia Providers of Owned Medical Groups and management and administrative services earned for administrative services provided to Non-Owned Medical Groups (“FFS-administrative services”), (ii) VBC revenue collected on behalf of our Privia Providers in the form of management and administrative fees, which, at this time, are primarily in the form of per member per month (“PMPM”) fees and shared savings, which includes quality bonuses, and (iii) other revenue from additional services offered by Privia to its Privia Providers or directly to patients or employers. The operations of our Owned Medical Groups, owned ACOs and owned MSOs are reflected within our consolidated financial results.

Below is a table that sets forth in greater detail certain differences between the way we contract with our Owned Medical Groups and the Non-Owned Medical groups:

(1)	All listed management services are offered to the Non-Owned Medical Groups, but some groups may only choose to use certain services.

Our Legal Organizational Chart*

(1)	For presentation purposes, legal structure chart excludes wholly-owned intermediate legal entities between Privia Health Group, Inc. and Privia Management Company, LLC.
(2)	All subsidiaries are 100% owned except for Owned Medical Groups and two MSOs, which are at least 51% owned. Variations of these local structures are repeated in each of our markets.
*	With representative local market examples.

We have experienced strong organic revenue growth since inception and meaningful leveraging of our cost structure.

GAAP Financial Measures

•	Revenue was $817.1 million, $786.4 million and $657.6 million in 2020, 2019 and 2018, respectively;

•	Operating income was $25.4 million, $16.1 million and $2.2 million in 2020, 2019 and 2018, respectively; and

•	Net Income (loss) was $31.2 million, $8.2 million and $(3.0) million, in 2020, 2019 and 2018, respectively.

Key Metrics and Non-GAAP Financial Measures

•	Practice collections was $1,301.1 million, $1,135.7 million and $930.4 million in 2020, 2019 and 2018, respectively;

•	Care Margin was $187.6 million, $163.7 million and $129.7 million in 2020, 2019 and 2018, respectively;

•	Platform Contribution was $82.6 million, $68.5 million and $56.5 million in 2020, 2019 and 2018, respectively; and

•	Adjusted EBITDA was $29.4 million, $18.1 million and $8.9 million in 2020, 2019 and 2018, respectively.

See “Key Metrics and Non-GAAP Financial Measures” for more information as to how we define and calculate practice collections, care margin, platform contribution and adjusted EBITDA, and for reconciliations of income from operations, the most comparable GAAP measure, to care margin and to platform contribution, and net income, the most comparable GAAP measure, to adjusted EBITDA.

Who We Are

Privia Health is a technology-driven, national physician-enablement company designed to transform the healthcare delivery experience for physicians and patients, while increasing value to payers. We enter markets, organize providers, drive operational and clinical improvements, and transition the market to VBC. Among many “pain points” in the healthcare market today, providers across the country are spending less time with patients, losing autonomy, and operating with outdated, fragmented point solution technology. By harnessing a platform built on the foundational principles of talent, tools, and technology, we created a solution for building, scaling and optimizing the performance of both our Owned Medical Groups, through which we provide healthcare services, as well as our managed Non-Owned Medical Groups. Our integrated model and approach seek to reduce Privia Physicians’ administrative burden and help accelerate the transition to VBC. This model creates a differentiated experience that is patient-centric, physician-led and payer-agnostic. As a result, we enable Privia Physicians to maintain their legacy practice assets while benefiting from being part of a larger Medical Group supported by a national organization. We are helping to drive the transition to VBC while serving FFS needs with an economically sustainable model that builds physicians’ experience and confidence, enabling success with the transition to participate in more advanced VBC programs.

Privia Operating Model

The Privia operating model has the following characteristics:

•	Proven, scalable, replicable and flexible;

•	Single Tax-ID Number (“TIN”), primary care-oriented Medical Group in each local market;

•	Management services and clinical organization enabled by the Privia Technology Solution; and

•	Market specific strategies—Accountable Care Organizations (“ACOs”) and ancillary services (e.g., clinical lab, pharmacy and imaging) based on market dynamics.

The Privia Platform is powered by the Privia Technology Solution, which optimizes provider workflow across the full continuum of reimbursement arrangements. The platform supports multiple provider types (48 specialties currently represented), enables scalable operations, and delivers patient centric in-person and virtual access to care, attractive quality metrics, and lower cost of care. It efficiently integrates multiple data points to build a single view of the patient, allowing our Privia Providers to serve patients across demographics and medical complexities. Our platform scales across different markets by succeeding in all reimbursement models and delivering next generation VBC capabilities. We seek to continuously enhance the Privia Technology Solution to improve Privia Provider well-being and patient satisfaction.

At our core, we believe in bringing back to physicians the joy of practicing medicine and the passion for their profession. As a physician focused company, we know the vital role providers play in improving patient health outcomes while curbing healthcare spending and waste.

Challenges Physicians Confront Today and Our Market Opportunity

Physicians across the country face tremendous challenges in managing their practices. Care delivery platforms today are not set up to succeed in different reimbursement models as healthcare shifts to VBC. We believe there is a multi-decade opportunity for primary care led physician groups to address rising healthcare costs, poor outcomes, and succeed in various VBC models. Success and reimbursement in these models are based on managing total cost of care for an underlying patient population and improving various quality metrics. We think these value-based models will evolve differently in terms of program structure and pace of progress depending on geographic market, demographic cohort and payer type. However, traditional physician groups face challenges finding ways to lower costs while improving quality and increasing access to care across multiple geographies and patient cohorts. Physician practices have seen declines in profitability, limited access to capital and strained cash flows as the administrative burden to manage patients has increased. Complexity in payment models and outdated technology has also led to physician burn-out and has hindered physician to patient interactions. Healthcare insurance companies have narrowed their networks, leading to volume pressures that particularly impact independent practitioners. Physicians are at the center of these issues and are the key to the solution.

A survey of 700+ clinicians, clinical leaders and health care executives conducted by NEJM Catalyst and reported in April 2018 found the following:

•	83% see physician burnout as a moderate or serious problem;

•	82% believe that interventions to alleviate burnout should be targeted at the organizational level (e.g. systems and infrastructure enhancements); and

•

54% identify off-loading clerical tasks (e.g. to scribes, population health facilitators) and 46% feel initiatives to improve electronic medical records and other IT systems would be helpful in reducing physician burnout.

With these issues in mind, Privia has been purpose-built to address a large market opportunity. Unlike peers who focus only on point solutions or narrow patient cohorts, we offer a national platform with hyper-localized solutions that meet the needs of physicians, patients and payers. Our goal since inception has been to solve problems physicians face regardless of reimbursement environment or patient type. As such, we are able to deploy our solution across the full healthcare continuum. Our model is designed to succeed across all provider specialties and reimbursement environments and with all payer types. We have demonstrated an ability to expand and scale across diverse geographic markets. We know that consumers want on-demand access to care, providers want a lower burden of administrative work, and payers want to lower total medical cost. Our platform offers an interoperable and user-friendly technology that is designed to meet the needs of patients, providers, and payers and allows us to access a large TAM.

For 2020, the Centers for Medicare and Medicaid Services (“CMS”) expects the commercial beneficiary market to represent approximately $1.4 trillion of aggregate healthcare spend in the United States, with Medicare and Medicaid representing $850 billion and $650 billion, respectively, for a total of $3 trillion in overall U.S. healthcare spend. In its research report dated January 22, 2021 titled “The Dawn of Physician Enablement: Defining Healthcare in the 2020s” (the “2021 Nephron Report”), Nephron Research estimated that the “physician enablement” market in which we participate represents up to $1.9 trillion of that total healthcare spend. We believe the flexibility of our model uniquely positions us to address this large market opportunity.

The Privia Platform is Designed to Transform the Way Physicians Practice Medicine

Our goal is to reimagine the approach to managing physician organizations and optimize their performance by creating a platform that caters to their unique needs. We do this through five key elements of our platform: (i) focusing on technology and population health, (ii) establishing a single-TIN Medical Group and governance model in each geographic market, (iii) owning and operating a management services organization in each local market, (iv) building ACOs to capture VBC opportunities within the geographic market, and (v) offering a high quality, low cost provider network for purchasers and payers.

Technology and Population Health: Too often technology works against, rather than for, providers and patients. The Privia Technology Solution is designed with our Privia Physicians’ and patients’ input to enhance their workflows in both FFS and VBC settings, increasing patient engagement across all stages of a visit, including patient access, pre-visit, at the point of care (both in person and virtual) and post-visit. We seek to optimize our Privia Providers’ technology and marketing so patients can easily find a provider online, schedule an appointment and receive appointment reminders, all of which have been shown to improve patient retention and minimize costly no-shows. On our MyPrivia app, patients can schedule and complete a virtual visit, securely message Privia Providers and their care teams, schedule an office appointment, find care options within the Privia network, and access the patient portal. Our technology and tools embed workflow and insights directly into our electronic medical record (“EMR”) system so Privia Providers can seamlessly assess patients’ health, review their practice performance and provide a superior experience at the point of care (in-person or virtually). Most physician groups deal with an onslaught of disparate information coming from different sources—such as multiple payers and hospitals—resulting in confusion and disorganization for providers at the point of care. Unlike other peers, we manage the complexity in the background in order to create a unified workflow and experience for our Medical Groups, Privia Providers, their staff and patients. For example, we use application programming interfaces (“APIs”) with systems and data exchanges so that our Privia Providers do not need to access other systems during a patient visit, and our EMR interfaces generate approximately 8 million messages on a monthly basis. After the visit, our Privia Providers follow up with patients using automated education, transitional and chronic care management, care plans, behavioral health and more. We also use patient-satisfaction feedback to continuously improve the patient experience, refine care protocols and increase our Privia Providers’ online visibility. In 2019, we received the Healthcare Information and Management Systems Society, Inc. (“HIMSS”) Innovation Award for our exceptional Patient Reported Quality Data (“PRQD”) program that collects required quality data directly from patients and automatically loads the results into patient records. Our proprietary virtual visit technology is fully integrated into our platform. As of December 2020, our virtual visit platform had logged over 850,000 visits conducted by over 2,000 providers across more than 43 medical specialties, while receiving 96% patient satisfaction. The Privia Technology Solution is the cornerstone to our Medical Groups and ACOs’ ability to succeed across patient demographic cohorts and multiple lines of business (Medicare, Medicare Advantage, MSSP, commercial, etc.).

Technology and Population Health

PRIVIA TECHNOLOGY SOLUTION

Single-TIN Medical Group: In each of our markets, we build a primary care centric single-TIN Medical Group that facilitates payer negotiation, clinical integration and alignment of financial incentives. Our Medical Group governance structure allows Privia Providers to build a clinical culture that adapts to consumers’ and a region’s unique and evolving needs. Privia Providers in our Medical Groups collaborate in physician-organized delivery (“POD”) meetings to review performance data, share best practices, create an environment of accountability, and advance evidence-based medicine while maintaining significant autonomy. At the local leadership level, Privia Physicians across different practice locations, or care centers, meet regularly with support from Privia performance team members to drive local population health initiatives, engagement and performance. At the market Medical Group level, Privia Physicians, along with Privia team members, advise on priorities, set annual objectives, and approve payer contracts and performance distribution. Finally, at the national level, our Privia Physicians receive input from each market and establish priorities for operational improvements and clinical priorities. We believe that this integrated governance structure allows our Privia Physicians to focus on what is most important, taking care of patients, while having a voice in the strategic direction of business operations. The structure also allows previously disconnected providers to share ideas in a broader forum, sharing best practices with each other.

Management Services Organization: We enable our Privia Providers to focus on their patients, not paperwork. Our market-level management service organizations leverage our scale to reduce administrative work, increase efficiency, and lower direct costs for our Privia Providers. Our payer contracting team works with multiple private and government payers across markets to construct and participate in VBC programs. As a five-time consecutive recipient of the prestigious HFMA MAP Award, our revenue cycle management (“RCM”) team meets the high standards for financial results and patient satisfaction. Our team of performance consultants conduct business operations reviews and audits to optimize our Privia Physicians’ finances and productivity. Our procurement team develops opportunities to reduce Affiliated Practices’ expenses through participation in group purchasing. Our analytics team enables our Privia Providers to make more data-driven decisions on financial, operational, and clinical initiatives, resulting in same store practice growth across both fee-for-service and VBC programs. Our clinical operations and informatics team ensures the “doctor’s voice” is present in our technology solutions to drive savings and optimize patient outcomes. Our innovative technology improves data security, bolsters the patient-provider relationship, and offers patients a seamless, coordinated experience.

Accountable Care Organization: Privia has created consistent value across multiple markets and reimbursement models. Our physician-led, local market-based ACOs lower costs, engage patients, reduce inappropriate utilization, and improve coordination and patient quality metrics to drive VBC. Our scale and demonstrated quality metrics allow us to enhance reimbursements for delivering high-quality care. The Privia Technology Solution identifies quality gaps, sends patient satisfaction surveys, automates patient outreach and education, and generates reports and alerts to improve care coordination. Our platform proactively shares critical information at various points along the continuum of care to advance population health and streamline Privia Provider workflow. Our integrated tools divert costly patient encounters so our Privia Providers can increase revenue through both commercial and federal programs. Patients who meet with a Privia Provider annually for wellness and preventive care experience on average 61% lower hospitalizations, 47% lower emergency room visits, and 25% lower risk-adjusted total cost of care. In 2019, each ACO across our national network delivered high-value, cost-efficient care to more than 119,000 Medicare beneficiaries, achieving shared savings of $57 million through the MSSP. Our total annual expenditures were 14% lower than the median MSSP ACO and 22% lower than total FFS Medicare. Our weighted average emergency room utilization was 20% lower than the median MSSP ACO and 28% lower than total FFS Medicare. Our weighted average inpatient utilization was 19% lower than the median MSSP ACO and 24% lower than the total FFS Medicare average utilization. We achieved over 92% in CMS quality scores for each of our regions in 2019 according to applicable CMS criteria. Since 2014, we have delivered total shared savings across government programs and commercial payers of more than $430 million, including nearly $195 million through participation in the MSSP. Our approach has been successful across Commercial, Medicare Advantage, MSSP, and Medicaid, from simpler pay-for-performance programs to more complex partial capitation and risk-based programs.

Network for Purchasers and Payers: We strive to bring all parts of the care delivery system together for an integrated care plan that is designed to lead to improved outcomes at lower cost. Our Medical Groups enable Privia Providers to connect across our platform to better understand the holistic needs of each patient and connect them with other aligned and informed Privia Providers to address their individual medical needs. This is accomplished by leveraging data from numerous sources and utilizing Privia Provider input based on local knowledge to develop aligned virtual narrow networks that are designed to address the unique needs of government and commercial payers as well as individual employers. We build these networks within our platform to enhance both the provider and the patient experience by removing administrative burden and enhancing efficient and coordinated patient communication. This capability also allows us to work with forward thinking health systems to increase alignment with employed, affiliated and independent physicians to optimize resource utilization through our cost-effective, clinically aligned model.

Our Value Proposition

We are a technology-enabled platform designed to transform the healthcare delivery experience for patients and physicians. We believe that employed and independent providers are seeking an alternative platform to help them navigate and succeed in an environment of shifting reimbursement mechanisms and consolidation among health systems, payers, and other sectors in the healthcare ecosystem. Moreover, state and federal governments, patients, and employers continue to expect primary care providers to provide better access, lower total cost, and higher-quality care, which we believe is a powerful trend in our favor.

Replicable Platform to Enter and Move Markets Toward Transformational Value

Privia is expanding its technology-enabled platform designed to transform the healthcare delivery experience from a traditional FFS to VBC reimbursement model. We believe that our platform enables us to enter new geographies, establish our primary care centric provider network and move markets toward transformational VBC. We serve patients across demographics and medical complexities and also participate in the full spectrum of reimbursement models.

We align our success with that of our Privia Physicians and enable them to maximize the potential of their Affiliated Practices across their entire patient panel. Our proven, flexible platform delivers tailored solutions to secure providers’ futures, regardless of their starting point on the transition to value.

•

FFS: At the onset of our relationship, we seek to create value for our Privia Providers through more competitive payer contracts, improved patient volume, strengthened networks, and revenue cycle and productivity gains driven by our technology-enabled platform.

•

VBC: Over time, we create incremental value for our Privia Providers by enabling them to succeed in VBC models which are highly aligned with payers. Our technology, training, robust networks and governance structures are foundational components powering our track record of success in programs such as enhanced reimbursement through the MSSP, Medicare Advantage, Medicaid, commercial and other direct payer and employer contracting programs.

We align incentives with our Privia Physicians and those who fund healthcare spend by designing our revenue model such that we share in the benefit of our Privia Physicians’ achieving better outcomes, regardless of reimbursement environment. Because, when allowed by state law, we are paid a percentage of our Privia Providers’ revenues, our fees are aligned with our Privia Providers’ revenue streams, including both

FFS and VBC reimbursements, and particularly the latter as we continue moving into successful long term value-based arrangements. We sign multiyear contracts with our Privia Physicians, creating highly predictable and recurring revenue. This stable revenue stream and our demonstrated ability to scale inform our growth plans as well as our ability to achieve attractive unit economics.

Our end-to-end, cloud-based technology-enabled platform improves Medical Group efficiency, patient and Privia Provider experiences and healthcare outcomes. Our technology-enabled platform is designed to increase Privia Providers’ workflow efficiency, enhances patient experience and engagement, achieves lower total cost of care, improves healthcare outcomes and increases income for our Privia Physicians, enabling them to succeed across changing reimbursement environments. In addition, our platform eliminates the need for our Medical Groups to purchase and integrate numerous single-point solutions, thereby removing administrative burden, decreasing costs, and enhancing overall provider experience.

Our platform is designed to improve patient outcomes through superior clinical quality. We bring a value-based philosophy of healthcare that leads to higher quality results. Through advanced analytics we identify rising risk and high-risk patients, and ensure that all patients receive the necessary preventive care. We provide additional clinical support to our Privia Providers and patients through an integrated care team model—including nurse care managers, care coordinators, chronic care (such as diabetes), behavioral health, palliative care, and more. Unlike most traditional medical groups, our care team is seamlessly integrated into the entire care experience, working off of the same patient record and integrated into Privia Providers’ workflows, rather than a disconnected third-party vendor. This approach has led to favorable outcomes; for example, patients enrolled in our diabetes management program experience on average 30% lower emergency room visits, 38% lower hospitalizations, and 27% lower cost of care. Privia is also recognized for being in the top 20th percentile of comparable MSSP ACOs nationally in quality measures such as fall risk screening, flu vaccination, and HbA1c control for diabetic patients.

We provide the benefit of scale while also offering flexibility with ownership structures. Physicians and providers join our single-TIN Medical Group in each geographic market while maintaining significant autonomy and retaining ownership of their legacy practice assets. Physicians and providers are able to join our platform regardless of whether they are independent, affiliated or employed by a larger provider entity, such as a health system, large medical group, or other captive physician models. Our scale, technology-enabled platform, more competitive payer contracts, leading practice operations and physician governance are designed to enable our Privia Providers to grow income and succeed in VBC reimbursement models.

Where We Excel and Drive Meaningful Improvement

Ability to enter and move markets to VBC: We believe we have demonstrated our ability to establish a market presence in multiple geographies and build cost efficient, high quality provider networks capable of successfully transitioning to VBC. We meet providers where they are in the journey, helping them move forward along the continuum of VBC. Privia enables our Privia Providers to succeed in VBC, and provides additional clinical programs to support patients such as care management, transitional care management, behavioral health, remote-patient monitoring, and palliative care.

End-to-end, cloud-based, technology-enabled platform: The Privia Technology Solution integrates key elements of numerous single-point solutions, enabling our Privia Providers to succeed in all forms of VBC and FFS reimbursement environments while creating efficiency across the physician workflow and enhancing the patient experience. The Privia Technology Solution utilizes artificial intelligence and machine learning to analyze data, surface suspected medical conditions and close care gaps.

Ability to serve all practice, provider and patient types across a variety of reimbursement models: The flexibility of our model gives us the ability to improve operations for a variety of provider types, including primary care, specialists and health system employed and affiliated providers. This positions us to grow into a large market opportunity, consisting of commercial, Medicaid, MSSP and Medicare Advantage as well as direct contracting with private and government payers and employers. Our ability to improve outcomes for practices across various medical specialties ultimately accrues to the benefit of a larger set of patients than if we were focused on one area of care.

Privia’s capital efficient operations are portable and replicable across geographic markets: We enter a market with an asset-light operating model and employ a disciplined, uniform approach to market structure and development. We affiliate with market leading provider groups and health systems to form anchor relationships consisting of a single-TIN Medical Group to which we align our Privia Providers. In contrast to many of our competitors, our model does not rely on buying physician practices or building de-novo medical clinics that require significant capital expenditures nor does it subject us to the costly need to satisfy insurance-based capital requirements. For further discussion of our competitors, see “—Competitive Landscape” below. The data we have collected from earlier provider cohorts demonstrate that we consistently improve practice performance in both FFS and VBC metrics over time and inform our expectations for our new markets. As a result, markets see a favorable timeline to profitability and free cash flow contribution. Moreover, our business model gives us flexibility to achieve incremental growth through acquiring minority or majority stakes in our practices and opening de-novo, fully-owned sites of care focused on Medicare Advantage and direct contracting models.

Long term, sticky relationships underpin our predictable and profitable operating model: Privia Providers have high average satisfaction with their overall performance on our platform. Our provider NPS of 54 (for the period between March 10, 2020 to April 28, 2020, as surveyed by Press Ganey Associates) is 19 points higher than the average provider score of 35. In addition, we had 95% average provider retention over the past four years. The patients that our providers serve are generally happier as well, as evidenced by a net patient satisfaction score of 85 for 2020. Our pipeline of signed providers who have yet to be implemented, high provider satisfaction and retention, and high patient satisfaction all contribute to more than 90% practice collections predictability on a rolling twelve month forward basis. As a result of these relationships and a high level of patient satisfaction, we are profitable and free cash flow positive, with improving unit economics and margins.

Highly experienced executive and physician leadership: Our management team has significant experience leading payer, provider and healthcare information technology organizations. We believe that our healthcare experience and physician leadership model are competitive advantages in improving care. Our market leadership is highly regarded with a demonstrated track record of success over decades, combining diverse expertise with a shared passion for transforming the healthcare delivery experience. Our highly engaged national physician advisory council has helped us develop physician leaders nationally as well as in the markets we serve. We elevate the clinical voice at all levels of leadership to ensure our solutions benefit providers and their patients.

Our Growth Strategy

Privia currently operates in six states and the District of Columbia, covering over 70 target MPSAs (including 20 out of the largest 100 MPSAs). We have approximately 2,550 implemented provider partners in our existing markets. We believe there are approximately 1,000,000 total physicians and providers in the U.S. Our existing provider penetration and market share provides us with significant opportunity to grow in both our existing and new geographies. Our growth strategy is centered on capturing whitespace opportunity in existing markets and entering multiple new markets nationally over the next decade and consists of the following elements.

Organic Growth in Existing Practices

•	Patient panel and volume growth through enhanced patient experience and value-based clinical model, which increases retention and drives new patient referrals;

•	New provider growth through strategic expansion, succession planning, and use of advanced practice practitioners;

•	Expansion of practice services such as more convenient hours, virtual care, and in-office ancillaries; and

•	Revenue optimization through more competitive payer contracting strategies and strong revenue cycle performance which drives efficiency and higher revenue realization.

Moving Markets to VBC

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Focus on same store growth of patients attributed to value-based contracts in each existing geographic market (e.g. we currently have over 170,000 patients aging into Medicare over the next five years in each existing geographic market);

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Increase our revenue opportunity on a per patient basis by continuing to improve performance and continuing to take increasing levels of risk in existing value-based programs across commercial, MSSP, Medicare Advantage, Medicaid and other existing and emerging direct payer and employer contracting programs; and

•	Develop new products and programs in partnership with aligned payers that are built with and around the Privia network of physicians and providers.

White Space Opportunities in Existing Markets

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We intend to add primary care and specialist practices in existing markets to enhance growth. Our data-driven approach allows us to efficiently identify primary care and specialist provider groups that would benefit from our platform;

•	Expand recently launched Privia Women’s Health and Privia Pediatrics platforms;

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Develop value-oriented ancillary services for our Medical Groups. This includes leveraging existing platforms of providers and patients to provide ancillary services (e.g., clinical laboratory, imaging and pharmacy) within our Medical Groups;

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Expand relationships with self-insured employers, businesses, schools, universities, and third-party administrators seeking population health and virtual care solutions. This includes leveraging our 24/7 Virtual Clinic, our care coordination and high-risk chronic care management programs, and our technology-enabled platform to deliver highly tailored, scalable solutions;

•	Continue to pursue direct contracting opportunities, including direct primary care and onsite / near-site clinics fully integrated with our local Privia networks; and

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Expand our clinical research program by designing and executing on clinical trials across multiple therapeutic areas. Privia currently participates in clinical trials of heart failure, chronic obstructive pulmonary disease (“COPD”), diabetes, and COVID vaccine and treatment trials.

New Market Development

•	Privia’s in-market operating structure and ability to serve providers wherever they are on their transition to VBC is designed to benefit each of the approximately one million U.S. providers;

•	We believe our solution is applicable across all 50 states;

•	Our data-driven market selection process identifies attractive expansion opportunities and informs our approach to opening new geographies;

•	We prioritize markets with some or all of the following characteristics:

•	High provider density

•	High patient density

•	Demographic tailwinds, such as an aging population

•	Multiple potential medical group partners

•	Presence of value-oriented health systems

•	Payers seeking and aligned to high value scaled physician organizations

•	We evaluate the broader market landscape for attractive opportunities on a continuous basis and proactively develop relationships before committing to enter a market;

•	Due to our active and ongoing new market reviews and evaluations, when we enter a new market, we are able to move quickly and efficiently to capture and maximize the opportunity; and

•	We have a longstanding track record of successful, profitable expansion that we will leverage to execute on our robust pipeline of new markets opportunities.

Acquisitions and Investments in Full Service Care Models

•	Our growth playbook also factors in the opportunity to acquire minority or majority ownership of provider groups in existing and new markets; and

•	We may also open de-novo, wholly or partially owned, sites of care focused on Medicare Advantage, direct contracting, and fully capitated contracts in existing and new markets.

Competitive Landscape

We compete in a highly fragmented and competitive U.S. healthcare industry. We face competition in each geographic market from a variety of community-based healthcare provider organizations, including large physician practices, independent physician associations, hospitals and health systems, physician-hospital organizations as well as emerging companies acquiring and rolling up specialty physician practices. In addition, nationally, we face competition for talent, resources, physicians, and payer contracts from existing and emerging companies in the physician enablement industry segment. We believe our practice model and breadth of services offered to all patient types is unique and we therefore compete with different companies across certain lines of business, including companies with: dedicated brick-and-mortar locations which often target patients covered by Medicare Advantage plans (such as Oak Street Health), dedicated direct primary care locations which often target a commercial or employer-based patient population (such as One Medical), the ability to organize providers into accountable care organizations, allowing physicians to participate in VBC arrangements (such as Aledade) and the ability to partner with physicians groups to enable better care delivery primarily for seniors (such as Agilon Health or VillageMD). These competitors may be narrower in their competitive footprint and may not address all the key stakeholders we serve simultaneously. Our indirect competitors also include episodic point solutions, such as telemedicine offerings, as well as urgent care providers. Our competitive success is contingent on our ability to address the needs of our key stakeholders efficiently and cost effectively compared with competitors. We expect to face increasing competition, both from current competitors, who may be well established and enjoy greater resources or other strategic advantages to compete for some or all key stakeholders in our markets, as well as new entrants into our market.

Given the size of the healthcare industry, we expect additional competition, including potentially from new companies, smaller emerging companies which could introduce new solutions and services, as well as other incumbent players in the healthcare industry or from broader industry who could develop their own offerings and may have substantial resources and relationships to leverage. With the emergence of new technologies and market entrants, we expect to face increasing competition over time, which we believe will generally increase awareness of the need for modernized care models and other innovative solutions.

Recent Developments

Commencing in mid-March 2020, community self-isolation practices and shelter-in-place requirements arising from the COVID-19 pandemic reduced in-office visits, negatively affecting our FFS revenue. Utilization volume for in-office visits declined from mid-March 2020 through April 2020 but began recovering thereafter. Notably, commencing in the second half of 2020, utilization volume for in-office visits approached pre-COVID-19 levels. In response to the impact on our Medical Groups, Privia quickly launched provider and patient communication campaigns to transition from in-person to virtual visits, as clinically appropriate. Privia’s cross-functional Coronavirus Task Force assisted practices with managing the financial impact of unprecedented visit volume reductions and securing personal protective equipment. Over 2,000 providers continued to deliver care to patients via Privia’s proprietary telehealth platform. Privia also launched its 24/7 virtual clinic which provides on demand access to Privia providers for urgent issues if a patient’s primary care provider is not available, and expanded the offering directly to individuals and employers as they explore alternative fully integrated care models to manage a remote workforce. Privia’s virtual visit volumes increased from approximately 100 per day to more than 6,000 per day on average in the span of four weeks without operational disruption. Virtual visit volume increased rapidly, from approximately 0.3% of all visits prior to the COVID outbreak to more than 45% at the beginning of April 2020. As of December 31, 2020, approximately 15-20% of our visit volume was delivered virtually across our markets and specialties and we anticipate that to hold steady post-COVID.

In October 2020, we commenced operations in Tennessee in partnership with a large, primary care-led, multi-specialty Non-Owned Medical Group.

First Quarter 2021 Results

Provided below are certain preliminary results for the three months ended March 31, 2021. Ranges for this period have been provided, rather than specific amounts, as these results are preliminary and are subject to change. The ranges are based on information currently available as of the date of this prospectus. The actual results are not yet available as we have not completed our closing procedures for the three months ended March 31, 2021 and may vary from the estimated preliminary amounts. The actual results will not be completed until after the completion of this offering.

These are forward-looking statements and are not guarantees of future performance and may differ from actual results. The estimated preliminary results below should not be viewed as a substitute for our full annual financial statements prepared in accordance with GAAP. There can be no assurance that the estimated preliminary results or other data will be realized, and estimates are subject to risks and uncertainties. Please refer to the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The estimated preliminary results below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included elsewhere in this prospectus.

The preliminary financial data for the three months ended March 31, 2021 and 2020 presented below have been prepared by, and are the responsibility of, our management. PricewaterhouseCoopers LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto.

	For the Three Months Ended March 31,
	2021		2020
	Low	(unaudited) High
Financial Results (in millions)
Total revenues	$200.0	$210.0	$212.9
Operating income	6.0	8.0	6.5
Net income attributable to Privia Health Group, Inc.	4.0	6.0	5.4

Key Metrics (amount in millions, except provider data)
Implemented Providers (as of end of period)	2,648	2,648	2,528
Attributed Lives (in thousands) (as of end of period)	721	721	752
Practice Collections ($) (1)	$330.0	$345.0	$327.4

(1)

We define practice collections as the total collections from all practices in all markets and all sources of reimbursement (FFS, VBC and other) that we receive for delivering care and providing our platform and associated services. Practice collections differ from revenue by including collections from Non-Owned Medical Groups.

	For the Three Months Ended March 31,
Non-GAAP Financial Measures (amounts in millions)	2021		2020
	Low	(unaudited) High
Care Margin ($) (2)	$48.5	$52.5	$47.8
Platform Contribution ($) (3)	$22.5	$25.0	$20.3
Adjusted EBITDA ($) (4)	$7.0	$10.0	$7.1

Care Margin (2)
Operating Income	$6.0	$8.0	$6.5
Depreciation and amortization	0.3	0.4	0.3
General and administrative	13.3	13.5	11.0
Sales and marketing	2.9	3.1	2.5
Cost of platform	26.0	27.5	27.5

Total care margin (2)	$48.5	$52.5	$47.8

Platform Contribution (3)
Operating Income	$6.0	$8.0	$6.5
Depreciation and amortization	0.3	0.4	0.3
General and administrative	13.3	13.5	11.0
Sales and marketing	2.9	3.1	2.5

Total platform contribution (3)	$22.5	$25.0	$20.3

Adjusted EBITDA (4)
Net income	$4.0	$6.0	$5.4
Net income (loss) attributable to non-controlling interests	0.1	0.2	(0.1)
Provision for income taxes	1.5	1.8	0.7
Interest expense	0.2	0.3	0.5
Depreciation and amortization	0.3	0.4	0.3
Stock-based compensation	—	0.1	0.1
Other expenses	0.9	1.2	0.2

Adjusted EBITDA (4)	$7.0	$10.0	$7.1

(2)	We define care margin as total revenue less the sum of physician and practice expense.

(3)	We define platform contribution as total revenue less the sum of (i) physician and practice expense and (ii) cost of platform.
(4)

We define adjusted EBITDA as net income (loss) attributable to Privia Health Group, Inc. shareholders and subsidiaries excluding minority interests, provision (benefit) for income taxes, interest income, interest expense, depreciation and amortization, stock-based compensation, severance charges and other non-recurring expenses.

The estimated total revenue of $200.0 million to $210.0 million decreased slightly, at the midpoint, when compared to the same period in 2020 primarily due to lower Fee-for-Service revenue related to some winter weather closures offset by stronger value based care revenue.

The estimated operating income of $6.0 million to $8.0 million increased, at the midpoint, when compared to the same period in 2020, primarily due to decreases in physician and practice expense and cost of platform, partially offset by an increase in general and administrative expense. The decrease in physician and practice expense and cost of platform expense correlates to the decrease in revenue as well as primarily decreases in travel and consulting expenses. The increase in general and administrative expense is primarily due to an increase in one time initial public offering related expenses.

The estimated net income attributable to us of $4.0 million to $6.0 million decreased slightly, at the midpoint, when compared to the same period in 2020 primarily, due to an increase in one time initial public offering related expenses and an increase in tax expense associated with removing the valuation allowance against our deferred tax asset in the latter half of 2020.

Anthem Private Placement

We have entered into an agreement to sell $92.0 million of shares of our common stock to Anthem in a placement exempt from registration under the U.S. Securities Act of 1933, as amended (the “Anthem Placement”). The price per share sold in the Anthem Placement will be the price per share to the public in this offering. The Anthem Placement is conditioned upon the closing of this offering and is expected to close on or up to 30 days after the closing of this offering. Accordingly, this offering is not contingent upon the closing of the Anthem Placement and there can be no assurance that the Anthem Placement will be consummated. The shares of common stock issued in the Anthem Placement will be subject to a 180-day lock-up agreement in favor of the underwriters substantially similar to the lock-up agreements entered into by our directors, executive officers and existing shareholders. Anthem has also agreed with us not to transfer its shares of common stock for three years from the closing date of this offering. Based on the midpoint of the price range set forth on the cover of this prospectus, we expect to issue 4,181,818 shares of common stock in the Anthem Placement. A $1.00 increase in the offering price per share from the midpoint of the price range set forth on the cover of this prospectus would decrease the number of shares issued in the Anthem Placement by 181,818 shares of common stock. A $1.00 decrease in the offering price per share from the midpoint of the price range set forth on the cover of this prospectus would increase the number of shares issued in the Anthem Placement by 199,134 shares of common stock. Upon consummation of this offering, Anthem’s equity interest in Privia will be equal to approximately 4.1% of our common stock on a fully diluted basis. In connection with the Anthem Placement, we intend to enter into a commercial collaboration agreement which would enable our growth in both existing and new markets, including with respect to but not limited to Medicare Advantage products. This agreement would not limit our ability to work with other payers in a given market.

Risk Factors

Before investing in our stock, you should carefully consider all the information in this prospectus, including matters discussed more fully under the heading “Risk Factors.” These risks include, but are not limited to, the following:

•

we conduct business in a heavily regulated industry, and if we fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties, become excluded from participating in government health care programs, be required to make significant operational changes or experience adverse publicity, which could harm our business;

•

our business model could be challenged and, if any challenges are successful, we could incur financial penalties, become excluded from participating in government health care programs, be required to make significant operational changes or experience adverse publicity, which could harm our business;

•

our actual or perceived failure to adequately protect the privacy and security of our patients’ information, or a breach of our patient’s information could result in financial penalties, require us to incur significant costs to mitigate such, and result in adverse publicity, which could harm our business;

•	our history of net losses, and our ability to achieve or maintain profitability in an environment of increasing expenses;

•	the impact of healthcare reform legislation and other changes in the healthcare industry and in healthcare spending is currently unknown, and may harm our business;

•	evolving government regulations may increase costs or negatively impact our results of operations;

•	the COVID-19 pandemic could have an adverse impact on our business, operations, and the markets and communities in which we operate;

•	the impact on our business of security breaches, loss of data or other disruptions causing the compromise of sensitive information or preventing us from accessing critical information;

•	our ability to compete in the healthcare industry;

•	our dependence on reimbursements by third-party payers and payments by individuals;

•	our reliance on third-party vendors to host and maintain the Privia Technology Solution;

•	failure to maintain and renew existing physician practices, Privia Physicians, health system or hospital partners, or commercial payer customers do not continue to renew their contracts with us;

•	failure to adequately expand our direct sales force and our business development staff;

•	the viability of our growth strategy and our ability to realize expected results;

•	the impact on our business of disruptions in our disaster recovery systems or management continuity planning;

•	our ability to develop and maintain proper and effective internal control over financial reporting;

•	the potential adverse impact of legal proceedings and litigation;

•	our ability to maintain and enhance our reputation and brand recognition;

•	our anticipated status as a “controlled company” within the meaning of the rules of the NASDAQ; and

•	overall business results may suffer from an economic downturn.

Corporate Information

We were formed on November 7, 2007, as a Delaware limited liability company pursuant to the Delaware Limited Liability Company Act. Our principal executive offices are located at 950 N. Glebe Rd., Suite 700,

Arlington, VA, 22203 and our telephone number is (571) 366-8850. Our internet site is www.priviahealth.com. Our website and the information contained therein or connected thereto is not incorporated into this prospectus or the registration statement of which it forms a part.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year and which has not issued more than $1 billion in non-convertible debt in the past three years, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), enacted in April 2012. An “emerging growth company” may take advantage of exemptions from some of the reporting requirements that are otherwise applicable to public companies that are not emerging growth companies. These exemptions, among others, include:

•

being permitted to present only two years of audited consolidated financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•

not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act” or “SOX”), in the assessment of our internal control over financial reporting;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements;

•

an exemption from compliance with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

•	exemption from the requirements of holding a nonbinding advisory vote on executive compensation and obtaining stockholder approval of any golden parachute payments not previously approved.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including, but not limited to, if we have more than $700.0 million in market value of our common stock held by non-affiliates (assessed as of the most recently completed second fiscal quarter), or if our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will become a large accelerated filler and cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of some, but not all, of the reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards until such time as those standards apply to private companies. We have elected not to opt out of the extended transition related to complying with new or revised accounting standards, which means that when a standard is issued or revised and it has different application dates for public and non-public companies, we can adopt the new or revised standard at the time non-public companies adopt the new or revised standard and can do so until such time that we either irrevocably elect to opt out of such extended transition period or no longer qualifies as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for non-public companies.

THE OFFERING

Common stock offered by us	2,800,000 shares

Common stock offered by the selling stockholder	16,700,000 shares

Common stock to be outstanding after this offering	102,967,635 shares

Over-allotment option	The underwriters have an option for a period of 30 days to purchase up to 2,925,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commission.

Use of proceeds	We estimate that the net proceeds to us from this offering (including the 4,181,818 shares issued in the Anthem Private Placement) will be approximately $146.1 million, or approximately $206.6 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $22.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the public offering price per share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, by $6.6 million (assuming no exercise of the underwriters’ over-allotment option). We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, research and development, business development, sales and marketing activities and capital expenditures. We may also use a portion of the net proceeds, to acquire or invest in complementary businesses, technologies or other assets, although we currently have no agreements or understandings with respect to any such acquisitions or investments. See “Use of Proceeds.”

Controlled company	After this offering, assuming an offering size set forth in this section, we expect to be a controlled company within the meaning of the corporate governance standards of the NASDAQ. See “Management—Controlled Company Status.”

Directed share program

At our request, the underwriters have reserved for sale at the initial public offering price up to five percent of the shares of common stock offered by this prospectus to some of our directors, executive officers, employees, business associates and related persons in a directed share program. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals or entities. Any reserved shares not purchased by these individuals or entities will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered under this prospectus. See “Certain Relationships and Related Party Transactions” and “Underwriting (Conflicts of Interest)—Directed Share Program.”

Conflicts of interest	Investment entities affiliated with Goldman Sachs & Co. LLC hold approximately 38.90% of the equity of Brighton Health Group Holdings, LLC, which is a significant holder of our capital stock as of immediately prior to this offering. Accordingly, Goldman Sachs & Co. LLC is deemed to have a conflict of interest within the meaning of Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Therefore, this offering is being made in compliance with the requirements of Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act. J.P. Morgan Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Pursuant to FINRA Rule 5121, Goldman Sachs & Co. LLC will not confirm sales of our common stock to any account over which it exercises discretionary authority without the prior written approval of the customer. For more information, see “Underwriting (Conflicts of Interest).”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” elsewhere in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Stock symbol	PRVA

The number of shares of common stock to be outstanding following this offering is based on 95,985,817 shares of common stock outstanding as of December 31, 2020, and excludes:

•	684,887 shares of common stock reserved for future issuance under our Second Amended and Restated Stock Option Plan as of December 31, 2020;

•	18,300,959 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2020 at a weighted average price of $2.01 per share;

•	3,850,680 shares of common stock upon the exercise of options we intend to grant at the time of this offering;

•	1,237,713 shares of common stock for restricted stock units we intend to grant at the time of this offering; and

•	5,208,370 shares of common stock reserved for future issuance under our Omnibus Incentive Plan, which will become effective upon the closing of this offering.

unless otherwise indicated, all information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, each in connection with the closing of this offering; and

•	no exercise by the underwriters of their option to purchase up to 2,925,000 additional shares of common stock.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables summarize our consolidated financial data. The summary consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and the consolidated balance sheet data as of December 31, 2020 and 2019 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus.

Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the summary historical financial data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2020	2019	2018
(Amounts in thousands, except share and per share data)
Revenue	$817,075	$786,360	$657,609

Operating expenses:
Physician and practice expense	629,487	622,632	527,923
Cost of platform	105,006	95,256	73,227
Sales and marketing	11,343	9,156	11,737
General and administrative	44,016	41,827	41,497
Depreciation and amortization	1,843	1,427	1,070

Total operating expenses	791,695	770,298	655,454

Operating income	25,380	16,062	2,155
Interest expense	1,917	6,910	6,420

Income (loss) before (benefit from) provision for income taxes	23,463	9,152	(4,265)
(Benefit from) provision for income taxes	(7,441)	1,207	(76)

Net income (loss)	30,904	7,945	(4,189)
Less: Net loss attributable to non-controlling interests	(340)	(299)	(1,145)

Net income (loss) attributable to Privia Health Group, Inc.	$31,244	$8,244	$(3,044)

Net income (loss) per share attributable to Privia Health Group, Inc. stockholders—basic and diluted	$0.33	$0.09	$(0.03)

Weighted average common shares outstanding—basic and diluted	95,950,062	95,931,549	95,880,506

	Year Ended December 31,
(in thousands)	2020	2019	As Adjusted
Balance Sheet Data:
Cash	$84,633	$46,889	230,737
Working capital	43,146	14,379	189,250
Total assets	328,969	270,205	475,073
Current liabilities	146,938	115,220	146,938
Total liabilities	185,317	162,749	185,317
Accumulated deficit	(19,878)	(51,122)	(19,878)
Stockholder’s equity	143,652	107,456	289,756

Each $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the as adjusted amount of each of our cash and cash equivalents, working capital, total assets and stockholders’ equity (deficit) by $6.6 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price would increase or decrease, as applicable, each of our cash and cash equivalents, working capital, total assets, and stockholders’ equity (deficit) by $20.7 million. The as adjusted information set forth above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing.

We define working capital as current assets less current liabilities. See our financial statements appearing elsewhere in this prospectus for further details regarding our current assets and current liabilities.

As adjusted amounts give effect to the issuance and sale of 6,981,818 shares of common stock (including 4,181,818 shares for the Anthem Private Placement) by Privia Health in the offering at an assumed initial public offering price of $22.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, as set forth under “Use of Proceeds.” See “Use of Proceeds” and “Capitalization.”

Other Data:

Key Metrics

	Year Ended December 31,
(amounts in thousands, except provider data)	2020	2019	2018
Implemented Providers (as of end of period)	2,550	2,482	1,796
Attributed Lives (as of end of period)	682	704	575
Practice Collections[1] ($)	$1,301,074	$1,135,664	$930,413

(1)

We define practice collections as the total collections from all practices in all markets and all sources of reimbursement (FFS, VBC and other) that we receive for delivering care and providing our platform and associated services. Practice collections differ from revenue by including collections from Non-Owned Medical Groups (as defined below).

Non-GAAP Financial Measures

	Year Ended December 31,
(amounts in thousands, except for percentages)	2020	2019	2018
Care Margin[2] ($)	$187,588	$163,728	$129,686
Platform Contribution[2] ($)	$82,582	$68,472	$56,459
Platform Contribution Margin[2] (%)	44.0%	41.8%	43.5%
Adjusted EBITDA[2] ($)	$29,372	$18,126	$8,931
Adjusted EBITDA Margin[2] (%)	15.7%	11.1%	6.9%

(2)

In addition to our results determined in accordance with GAAP, we have disclosed care margin, platform contribution, platform contribution margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. We define:

•	Care margin as total revenue less the sum of physician and practice expense.

•	Platform contribution as total revenue less the sum of (i) physician and practice expense and (ii) cost of platform.

•	Platform contribution margin as platform contribution divided by care margin.

•

Adjusted EBITDA as net income (loss) attributable to Privia Health Group, Inc. shareholders and subsidiaries excluding minority interests, provision (benefit) for income taxes, interest income, interest expense, depreciation and amortization, stock-based compensation, severance charges and other non-recurring expenses.

•	Adjusted EBITDA margin as Adjusted EBITDA divided by care margin.

Care margin, platform contribution, platform contribution margin, adjusted EBITDA and adjusted EBITDA margin are not recognized terms under GAAP and should not be considered as alternatives to measures of financial performance or liquidity derived in accordance with GAAP. See “Selected Consolidated Financial and Other Data-Non-GAAP Financial Measures” for a reconciliation from operating income, the most directly comparable GAAP financial measure, to care margin, for a reconciliation from operating income, the most directly comparable GAAP financial measure, to platform contribution, and a reconciliation from net income (loss) attributable to Privia Health Group, Inc. and Subsidiaries, the most directly comparable GAAP financial measure, to adjusted EBITDA, as well as a discussion about the limitations of care margin, platform contribution, platform contribution margin, adjusted EBITDA and adjusted EBITDA margin.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, financial condition, operating results and prospectus could be materially and adversely affected. In that event, the price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We conduct business in a heavily regulated industry, and if we fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties, become excluded from participating in government health care programs, be required to make significant operational changes or experience adverse publicity, which could harm our business.

The U.S. healthcare industry is heavily regulated and closely scrutinized by federal, state and local authorities. Comprehensive statutes and regulations govern the manner in which our Medical Groups provide and bill for services and collect reimbursement from governmental health care programs and commercial payers, our contractual relationships with our Privia Providers, vendors, health network partners and customers, how we contract with commercial payers, our marketing activities and other aspects of our operations. Of particular importance are:

•

state laws that prohibit general business corporations, such as us, from practicing medicine, controlling Privia Physicians’ medical decisions or engaging in practices such as splitting fees with Privia Physicians;

•

federal and state laws pertaining to non-physician clinicians, such as nurse practitioners and physician assistants, including requirements for physician supervision of such practitioners and reimbursement-related requirements;

•

the federal physician self-referral law, commonly referred to as the Stark Law, which, subject to certain exceptions, prohibits physicians from referring Medicare or Medicaid patients to an entity for the provision of certain “designated health services” such as laboratory and other ancillary health care services if the physician or a member of the physician’s immediate family has a direct or indirect financial relationship (including an ownership interest or a compensation arrangement) with the entity;

•

the federal Anti-Kickback Statute, which, subject to certain exceptions known as “safe harbors,” prohibits the knowing and willful offer, payment, solicitation or receipt of any bribe, kickback, rebate or other remuneration, directly or indirectly, overtly or covertly in cash or in kind, to induce, or in return for, either the referral of an individual, or the lease, purchase, order or recommendation of, items or services covered, in whole or in part, by government healthcare programs such as Medicare and Medicaid. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or FCA. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution;

•

federal civil and criminal false claims laws, including the FCA, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, false or fraudulent claims for payment to, or approval by Medicare, Medicaid, or other federal health care programs, knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim or an obligation to pay or transmit money to the federal government, or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

•

the criminal healthcare fraud provisions of the federal Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their implementing regulations, or collectively, HIPAA, and related rules that prohibit knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payer (e.g., public or private), and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any material false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

•

civil monetary penalties laws, which impose civil fines for, among other things, the offering or transferring of remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state healthcare program, unless an exception applies;

•

federal and state laws that prohibit our Medical Groups from billing and receiving payment from Medicare and Medicaid for services unless the services furnished by our Privia Providers are medically necessary, adequately and accurately documented, timely submitted and billed using codes that accurately reflect the type and level of services rendered;

•

Medicare and Medicaid regulations, manual provisions, local coverage determinations, national coverage determinations and agency guidance that impose complex and extensive requirements upon healthcare providers, including our Medical Groups and Privia Providers;

•

state laws that prohibit physicians from splitting professional fees with non-physicians, whether individuals or entities, or place restrictions on how such professional fees may be split with non-physicians, including, for instance, prohibitions on percentage-based management fees;

•	laws that regulate debt collection practices;

•

federal and state antitrust laws that prohibit or limit exclusive contracting relationships with healthcare providers, prohibit or limit the sharing of cost and pricing data, prohibit competitors from taking collective action to set commercial payer reimbursement rates, and determine when a joint venture or health care network is sufficiently integrated, by either sharing substantial financial risk or substantial clinical integration, to jointly contract with commercial payers;

•	federal and state laws and policies related to healthcare providers’ licensure, certification, accreditation, Medicare and Medicaid program enrollment and reassignment of benefits;

•	federal and state laws and policies related to the prescribing and dispensing of pharmaceuticals and controlled substances;

•	state laws related to the advertising and marketing of services by healthcare providers;

•

federal and state laws related to confidentiality, privacy and security of personal information, including medical information and records, that limit the manner in which we may use and disclose that information, impose obligations to safeguard such information and require that we notify third parties in the event of a breach;

•

federal laws that impose civil administrative sanctions for, among other violations, inappropriate billing of services to government health care programs or employing or contracting with individuals who are excluded from participation in government health care programs;

•	laws and regulations limiting the use of funds in health savings accounts for individuals with high deductible health plans;

•

federal and state laws regarding such telemedicine services, including necessary technological standards to deliver such services, coverage restrictions associated with such services, and the amount of reimbursement for such services;

•

state laws pertaining to anti-kickback, fee splitting, self-referral and false claims, some of which are not consistent with comparable federal laws and regulations, including, for example, not being limited in scope to relationships involving government health care programs; and

•

state insurance laws governing what healthcare entities may bear financial risk and the allowable types of financial risks, including direct primary care programs, provider-sponsored organizations, ACOs, independent practice associations, and provider capitation.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could, despite our efforts to comply, be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. The risk of our being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes complex and open to a variety of interpretations. It is possible that governmental and enforcement authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. Depending on the circumstances, failure to meet applicable regulatory requirements can result in civil, administrative, and criminal penalties such as criminal prosecution, fines, damages, disgorgement, individual imprisonment, recoupments of overpayments, imprisonment, loss of enrollment status, exclusion from participation in federal and state funded health care programs, contractual damages, reputational harm and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. In addition, in order to achieve compliance with current and future regulatory requirements, we may need to discontinue an aspect of our current business or expend significant costs altering our business structure, operations, or relationship with certain third-parties, including Privia Providers and health system partners, payers, and vendors. Our failure to accurately anticipate the application of these laws and regulations to our business or any other failure to comply with current or future regulatory requirements could create liability for us and negatively affect our business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.

To enforce compliance with the federal laws, the U.S. Department of Justice and the U.S. Department of Health and Human Services Office of Inspector General, or OIG, regularly scrutinizes healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to and managing government investigations can be time and resource-consuming, divert management’s attention from the business and generate adverse publicity. Any such investigation or settlement could increase our costs or otherwise have a negative impact on our business, even if we are ultimately found to be in compliance with the relevant laws. Moreover, if one of our physician or health system partners, or another third party fails to comply with applicable laws and becomes the target of a government investigation, government authorities could require our cooperation in the investigation, which could cause us to incur additional legal expenses, divert management’s attention from the business and result in adverse publicity.

In addition, because of the potential for large monetary exposure under the federal False Claims Act, which provides for treble damages and penalties of $11,665 to $23,331 per false claim or statement (as of June 19, 2020, and subject to annual adjustments for inflation), healthcare providers often settle allegations without admissions of liability for significant amounts to avoid the potential of penalties and treble damages that may be awarded in litigation proceedings. Such settlements often contain additional compliance and reporting requirements as part of a consent decree, settlement agreement or corporate integrity agreement, which may result in significant costs for several years after resolution of the original allegations and may slow our overall growth. Given the significant size of actual and potential settlements, it is expected that the government will continue to devote substantial resources to investigating healthcare providers’ compliance with the myriad of healthcare reimbursement rules and fraud and abuse laws.

In addition, with the various government shutdowns, stay at home orders, and restrictions on elective health care services brought about by the COVID-19 pandemic, our Owned and Non-Owned Medical Groups have increasingly relied upon the availability of, and reimbursement for, telemedicine and other emerging technologies (such as digital health services) to generate revenue. Federal and state laws regarding such services, necessary technological standards to deliver such services, coverage restrictions associated with such services, and the amount of reimbursement for such services are subject to changing political, regulatory and other influences. During the first wave of the COVID-19 pandemic in the United States, many states loosened the restrictions in such laws and allowed providers to bill for such services at rates comparable to providing such services in a traditional office setting. These changes may be of short duration, may impede us in providing such services to our patients in an economically viable manner in the future, and may harm our business. For example, of the jurisdictions in which we currently operate, Virginia, Texas, Florida and Washington, the District of Columbia are not members of the Interstate Medical Licensure Compact, which streamlines the process by which physicians licensed in one state are able to practice in other participating states. Failure to comply with these laws could result in denials of reimbursement for our Privia Providers’ services (to the extent such services are billed), recoupments of prior payments, professional discipline for our Privia Providers or civil or criminal penalties against our Medical Groups.

The laws, regulations and standards governing the provision of healthcare services may change significantly in the future. New or changed healthcare laws, regulations or standards may harm our business. A review of our business by judicial, law enforcement, regulatory or accreditation authorities could result in challenges or actions against us that could harm our business and operations.

We are dependent on our relationships with Medical Groups, some of which we do not own, to furnish Privia Providers, to provide professional services to patients on behalf of federal health care programs as defined in 42 U.S.C. 1320a-7(f) (“federal health care programs”) and commercial payers, and our business would be adversely affected if those relationships were disrupted.

We have relationships with Medical Groups in each of our markets which our Privia Providers join to furnish healthcare services as an integrated, single-TIN legal entity. When permitted under state law, these are structured as Owned Medical Groups and we own a majority interest in all of our Owned Medical Groups but, even in such markets, we and our MSOs are still prohibited from controlling any aspect of the practice of medicine, including, without limitation, decisions regarding professional medical judgment, diagnosis and treatment of patients and supervisory responsibility for all licensed non-physician clinicians, unlicensed individuals to whom the physician delegates nondiscretionary duties and any other individual providing any service that could constitute the practice of medicine. In other states, such as Texas and Tennessee, we are prohibited from having any ownership interest or governance control in our Medical Groups and these are structured as Non-Owned Medical Groups. In such instances, we have appointed a Privia Physician licensed in the market to the governing board of such Non-Owned Medical Groups but we have little in the way of governance control of the Non-Owned Medical Groups other than through our management service agreements. Although we expect that these relationships will continue, we cannot guarantee that they will. A material change in any of these relationships, a change in government regulation, a change in interpretation of government regulation or the loss of any of our Medical Groups could have a material adverse effect on our business, financial condition and results of operation. For further discussion of the relationship between us and our Owned Medical Groups and Non-Owned Medical Groups, see “Business—State Healthcare Laws.”

Our revenues and profits could be diminished if we fail to retain our Privia Physicians or fail to recruit new Privia Physicians to affiliate with our Medical Groups.

Our operating model relies significantly on aggregating a sufficient number of Privia Physicians in each of our Medical Groups. The number of Privia Physicians in a particular market impacts our ability to negotiate competitive reimbursement rates with commercial payers, impacts our attributed lives for VBC purposes, impacts our unit cost in furnishing our services across geographic markets, and, our revenue from the provision of management services through the management services agreement (each a “MSA”) we enter into with the Non-Owned Medical Groups. Although the average age of our Privia Physicians is only 51 and our average retention rate for Privia Providers was 95% over the past four years, we still experience provider attrition within our Medical Groups resulting from retirement, disability, death and Privia Physicians pursing other opportunities including hospital or health system employment, concierge medicine practices, and the sale of their Affiliated Practices. Although we employ a Privia Provider recruitment team to help recruit new Privia Providers into our existing Medical Groups to offset such organic attrition, the departure of large number of Privia Providers, or the departure of key Privia Physicians’ Affiliated Practices with large patient populations, could negatively impact our revenue in the short term, and may adversely affect our ability to perform under our VBC arrangements, including our financial performance and our ability to timely and accurately meet reporting requirements. Further, the loss of any Privia Physician may result in such Privia Physician’s patient population transferring to a non-Privia Provider, which could reduce our overall revenues and profits. Moreover, we may not be able to attract new Privia Physicians to replace the services of departing Privia Physicians or to service our obligations under a government health care program, such as the MSSP or Medicare Advantage plans, or a VBC arrangement with a commercial payer.

Our standard agreements between our Medical Groups and our Privia Physicians do not generally prohibit Privia Physicians from competing with us after the term of the agreements. Further, in our deals with certain Medical Groups where we have post-termination non-compete obligations and other restrictive covenants that prohibit our Privia Providers from working with a competitor of ours, there can be no assurance that such non-compete agreements when asserted against a departing Privia Provider will be found enforceable if challenged in certain states. In such event, we would be unable to prevent such departing Privia Provider and other providers formerly affiliated with us from competing with us and/or our Medical Groups, potentially resulting in the loss of some of our patients, which would negatively affect our overall revenues and profits.

Further, as we move into new markets, our success in each market is dependent on our ability to recruit a sufficient number of Privia Providers to allow us to fully implement our operating model. Our failure to do so may ultimately result in our inability to compete effectively in such market. Further, as we incur significant upfront time and costs in operating in a new market, including management time and attention, our failure to compete effectively in a new market could negatively affect our profits as well as our reputation within the larger physician community.

Our business could be adversely affected by legal challenges to our business model.

Our operating model includes Owned Medical Groups, Non-Owned Medical Groups, MSOs that furnish management services on behalf of our Medical Groups and ACOs, a technology-enabled platform that overlays our Privia Providers’ EMR, and, in most markets, a separate legal entity that serves as an ACO under the MSSP as established by the Patient Protection and Affordable Care Act and a provider network vehicle for VBC on behalf of our Medical Groups as well as, in certain markets, independent, non-Privia Providers.

Our ability to conduct business in each state is dependent upon that specific state’s treatment of each component of the Privia operating model under such state’s laws, regulations and policies governing the practice of medicine, physician fee splitting prohibitions, state restrictions on the use and disclosure of patient health information and other confidential information among the various components of our operating model, restrictions on the types of provider entities that can take financial risk or the types of financial risks that can be assumed by providers before triggering the state’s insurance laws requiring licensure from the state’s insurance department or agency.

The laws of many states, including states in which we currently operate, prohibit us from exercising control over the medical judgments or decisions of our Privia Physicians and from engaging in certain financial arrangements, such as splitting professional fees with Privia Providers or incentivizing certain types of utilization. These laws and their interpretations vary from state to state, and are enforced by state courts and regulatory authorities, each with broad discretion. We enter into agreements with our Medical Groups in our various markets and through which our Privia Providers furnish healthcare services on behalf of our Medical Groups. In addition, we enter into contracts on behalf of our Medical Groups and ACOs with federal health care programs and commercial payers to deliver healthcare services in exchange for fees. Such fees may be structured as FFS, VBC or both. We also enter into exclusive MSAs with our Medical Groups pursuant to which the Medical Groups reserve exclusive control and responsibility for all aspects of the practice of medicine and the delivery of medical services. Our Medical Groups also enter into services arrangements with our Privia Physicians’ Affiliated Practices to provide certain services to support our Privia Physicians at their historic practice locations.

Although we seek to substantially comply in all material respects with applicable state laws, including prohibitions on the corporate practice of medicine and fee splitting, state officials who administer these laws or other third parties may challenge our existing organization and contractual arrangements. If such a claim were successful, we could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. A determination that these arrangements violate state statutes, or our inability to successfully restructure our relationships with our Medical Groups to comply with these statutes, could jeopardize our performance in federal health care programs and commercial payer arrangements, could result in a decrease in management fees under our MSAs, could slow our growth by making it harder to recruit Privia Physicians to join our Medical Groups, and could result in a renegotiation of our existing agreements with Privia Physicians, all of which would have a materially adverse effect on our business, financial condition and the results of operations.

Our operating model seeks to structure each Medical Group as a “group practice” for purposes of the Stark Law. The Stark Law’s “group practice” definition is subject to a nine-factor analysis under the current regulatory scheme with many of the factors having multiple options for compliance. Although we have worked closely with nationally recognized healthcare counsel to structure our arrangements to comply with the Stark Law’s “group practice” definition, many of the individual factors have not been subject to meaningful judicial interpretation or regulatory agency guidance, and such regulatory agency guidance is subject to change periodically with the most recent changes published in the Federal Register on December 2, 2020. Furthermore, the test is not static, and our Medical Groups and their relationships with Privia Physicians must be periodically reviewed to ensure that they continue to meet the definition and that the safeguards built into the various agreements are being implemented and administered as required. A determination that any of our Medical Groups is not a “group practice” or a change in the Stark Law, regulations or regulatory agency guidance that would result in any of our Medical Groups no longer being a “group practice” for Stark Law purposes would necessitate restructuring our existing Medical Group agreements as well as their underlying agreements with Privia Physicians, and could result in an overpayment, an inability to practice as “group practice” in a given market, or a restructuring of our financial relationships with Privia Physicians in a manner that is not as financially advantageous to us or makes it more onerous to recruit physicians to join our Medical Groups. All such results would likely have a materially adverse effect on our business, financial condition and the results of operations.

Our operating model also seeks to structure each Medical Group with sufficient integration to allow such Medical Group to negotiate on behalf of its Privia Providers with both federal health care programs and commercial payers. That is, from federal and state antitrust law perspectives, each Medical Group is structured to be a single entity, with a single-TIN, fully capable of fixing the prices for which it sells its products and services.

Similarly, our operational ACOs, which all participate in the MSSP, have been structured to be substantially clinically integrated in accordance with guidance from the Federal Trade Commission on the necessary components of a program of substantial clinical integration to allow us to negotiate payer contracts, including pricing terms, on behalf of our participating providers, including our Medical Groups, in connection with the sale of such integrated services to such payers. We have not, however, requested a formal advisory opinion from the Federal Trade Commission or a business review from the Department of Justice Antitrust Division for either our Medical Groups or our ACO model.

With respect to our ACOs, each such entity participates in both the MSSP and commercial VBC arrangements. Given our MSSP participation, under the FTC and DOJ’s Statement of Antitrust Enforcement Policy Regarding Accountable Care Organizations Participating in the Medicare Shared Savings Program (the “Policy Statement”), our ACOs would be subject to a rule of reason analysis. Although we have not conducted a full calculation of our ACOs’ share of primary specialty services in each ACO participant’s Primary Service Area (“PSA”), our preliminary analysis is that each of our ACOs would fall outside of the Policy Statement’s safety zone (i.e., no more than 30% share of services in each PSA) and therefore, the FTC or DOJ could challenge our ACO as anticompetitive. We have, however, adopted policies and practices to ensure our compliance with the antitrust laws including limiting the anti-competitive effect of our higher share of physician services within our geographic markets.

A successful challenge of either of these components of our operating model could result in our restructuring our relationships with our Medical Groups and ACOs, and where such relationships cannot be successfully restructured could result in our inability to furnish services in certain markets. Further, depending on the enforcement agency an antitrust violation can result in enforcement actions against us, our Medical Groups and/or ACOs ranging from a cease and desist demand, to criminal enforcement with the potential for treble damages. Any such outcome could damage our reputation, jeopardize our existing business arrangements, and would likely have a materially adverse effect on our business, financial condition and the results of operations. Even a successful defense of an antitrust claim can be very expensive, may distract key management, and can damage our reputation and impair our ability to recruit new physicians.

We are dependent on our EMR vendor, athenahealth, Inc., which the Privia Technology Solution is integrated and built upon, and which we require all of our Owned Medical Groups to utilize and which is utilized by all but one of the Non-Owned Medical Groups, and our business would be adversely affected if that relationship were disrupted.

Although we own all aspects of our athenaNet services, the Privia Technology Solution is not currently usable with other EMRs, and to move our Privia Providers to another EMR provider we would have to duplicate our services on that platform, which would require considerable effort, time and expense. While we have a positive working relationship with athenahealth, Inc., and while being one of their larger enterprise clients gives us priority access in resolving issues with the EMR and preferred pricing relative to going market rates, there is no assurance we will be able to maintain the relationship on positive terms. In addition, our dependency on athenahealth, Inc. creates significant risks related to service disruptions, potential cyberattacks experienced by athenaNet, cessation of operations of athenahealth, Inc., or price leveraging by athenahealth, Inc. A material change in our relationship with athenahealth, Inc., whether resulting from a dispute, a change in government regulation, or the loss of this relationship, could impair our ability to provide the same level of services to our Privia Providers for some period of time and could have a material adverse effect our business, financial condition and results of operations.

We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to maintain profitability.

We reported a net income of $31.2 million and $8.2 million for the years ended December 31, 2020 and 2019, respectively. We incurred a net loss of $3.0 million for the year ended December 31, 2018. Our accumulated deficit is $19.9 million as of December 31, 2020. We expect our aggregate costs will increase substantially in the foreseeable future and we may experience losses as we expect to invest heavily in increasing and expanding our operations, hiring additional employees and operating as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations principally from revenue earned from our Medical Group’s billing and collection for healthcare services furnished by Privia Providers, revenues earned from VBCs with our ACOs, the incurrence of indebtedness and the sale of our equity. We may not generate positive cash flow from operations or achieve profitability in any given period, and our limited operating history may make it difficult for you to evaluate our current business and our future prospects.

We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase significantly over the next several years as we continue to hire additional personnel, expand our operations and infrastructure, and continue to expand to reach more patients. In addition to the expected costs to grow our business, we also expect to incur additional legal, accounting and other expenses as a newly public company. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and results of operations. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our stockholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.

Security breaches, loss of data and other disruptions could compromise sensitive information related to our business or our patients, or prevent us from accessing critical information and expose us to liability, which could adversely affect our business, operations and our reputation.

In the ordinary course of our business, we collect, store, use and disclose sensitive data, including protected health information, or PHI, and other types of personal data or personally identifiable information, or PII, relating to our employees, our Privia Providers’ patients and others. We also process and store, and use third-party service providers to process and store, sensitive information, including intellectual property, trade secrets, confidential information and other proprietary business information. We manage and maintain such sensitive data and information utilizing a combination of managed data center systems and cloud-based computing center systems.

We are highly dependent on information technology networks and systems, including the internet, to securely process, transmit and store this sensitive data and information. Security breaches of this infrastructure, including physical or electronic break-ins, computer viruses, attacks by hackers and similar breaches, and employee or contractor error, negligence or malfeasance, can create system disruptions, shutdowns or unauthorized disclosure or modifications of such sensitive data or information, causing PHI or other PII to be accessed or acquired without authorization or to become publicly available. We utilize third-party service providers for important aspects of the collection, storage, processing and transmission of employee and patient information, and other confidential and sensitive information, and therefore rely on third parties to manage functions that have material cybersecurity risks. Because of the sensitivity of the PHI, other PII and other sensitive information we and our service providers collect, store, transmit, and otherwise process, the security of our technology-enabled platform and other aspects of our services, including those provided or facilitated by our third-party service providers, are critical to our operations and business strategy. We take certain administrative, physical and technological safeguards to address these risks, such as evaluating such service providers before granting access to PHI or other PII, and by requiring contractors and other third-party service providers who handle this PHI, other PII and other sensitive information for us to enter into agreements that contractually obligate them to use reasonable efforts to safeguard such PHI, other PII, and other sensitive information. Measures taken to protect our systems, those of our contractors or third-party service providers, or the PHI, other PII, or other sensitive information we or contractors or third-party service providers process or maintain, may not adequately protect us from the risks associated with the collection, storage, processing and transmission of such sensitive data and information. We may be required to expend significant capital and other resources to protect against security breaches or to alleviate problems caused by security breaches. Despite our implementation of security measures, cyber-attacks are becoming more sophisticated and frequent. Additionally, the Department of Health and Human Services (“HHS”) and the Federal Bureau of Investigation alerted health care providers on October 28, 2020 that ransomware activity is currently targeting the healthcare and public health sectors. As a result, we or our third-party service providers may be unable to anticipate these techniques or to implement adequate protective measures, especially with more workforce members working remotely because of the COVID-19 pandemic.

A security breach or privacy violation that leads to disclosure or unauthorized use or modification of, or that prevents access to or otherwise impacts the confidentiality, security, or integrity of, any PII, patient information, including PHI subject to HIPAA or any other sensitive information we or our contractors or third-party service providers maintain or otherwise process, could harm our reputation, compel us to comply with breach notification laws, cause us to incur significant costs for remediation, fines, penalties, notification to individuals and for measures intended to repair or replace systems or technology and to prevent future occurrences, potential increases in insurance premiums, and require us to verify the accuracy of database contents, resulting in increased costs or loss of revenue. If we are unable to prevent or mitigate such security breaches or privacy violations or implement satisfactory remedial measures, or if it is perceived that we have been unable to do so, our operations could be disrupted, we may be unable to provide access to our systems, and we could suffer a loss of Privia Physicians and patients, and we may as a result suffer loss of reputation, adverse impacts on our Privia Providers, patients and investor confidence, financial loss, governmental investigations or other actions, regulatory or contractual penalties, and other claims and liability. In addition, security breaches and other inappropriate access to, or acquisition or processing of, information can be difficult to detect, and any delay in identifying such incidents or in providing any notification of such incidents may lead to increased organizational harm.

Any such breach or interruption of our systems or those of any of our third-party service providers could compromise our networks or data security processes and sensitive information could be made inaccessible or could be accessed by unauthorized parties, publicly disclosed, lost or stolen. Any such interruption in access, improper access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws and regulations that protect the privacy of patient information or other personal information, such as HIPAA, and regulatory penalties. Unauthorized access, loss or dissemination could also disrupt our operations, including the ability of our Privia Providers to perform healthcare services, access patient health information, collect, process, and prepare company financial information, provide information about our current and future services and engage in other patient and clinician education and outreach efforts. Any such breach could also result in the compromise of our trade secrets and other proprietary information, which could adversely affect our business and competitive position. While we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident. Further, we maintain copies of our critical operational information, including our EMR data, in different geographic settings and the cloud, and we may not be able to access such copies in the event of a national emergency or widespread natural disaster. Any such breach or interruption of our systems or those of any of our third-party service providers could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Our business could be harmed if the Patient Protection and Affordable Care Act is overturned or by any legislative, regulatory or industry change that reduces healthcare spending or otherwise slows or limits the transition to more assumption of risk by healthcare providers.

The United States Supreme Court is currently considering the case of California v. Texas, Case 19-840, which if the respondents are successful, could result in the Affordable Care Act (“ACA”) being struck down in its entirety. Although the statute has survived previous challenges before the Supreme Court, we cannot predict the outcome. In the event that the ACA is overturned, our revenue could be negatively impacted as we have historically realized shared savings under the MSSP, which was created by the ACA, in excess of $90 million since we started participating in the program in 2014.

The American Rescue Plan Act of 2021, signed into law March 11, 2021, included a number of provisions intended to shore up the ACA, including lower premiums for insurance purchased through the exchange marketplace, premium tax credits for insurance purchased by individuals on the exchange marketplace and providing significant subsidies for states that have not yet expanded their Medicaid programs under the ACA. These changes as well as other administrative changes such as extending enrollment periods for 2021 and increasing navigator funding for 2021 may decrease our Medical Groups’ uninsured patient populations while increasing enrollment from higher reimbursed commercial insurance to lower reimbursed exchange marketplace coverage. Although it is too early to determine the likely cumulative effect of these changes, such changes could negatively impact both our revenue and the revenue of our Medical Groups.

Our operating model, the Privia Technology Solution and our revenue are dependent on the healthcare industry’s continued movement towards providers assuming more risk from payers for the cost of patient care. Any legislative, regulatory or industry changes that slows or limits that movement or otherwise reduces the non-facility-based healthcare spending would most likely be detrimental to our business, revenue, financial projections and growth. VBC arrangements typically require providers to achieve certain quality indicators either as a gating prerequisite to realizing value-based revenue enhancements or as a positive or negative multiplier related to such payments, including, for example, the MSSP. Periodic changes to the quality metrics that our Privia Providers are required to report, either as to the included metric, how the metric is measured or the necessary thresholds for satisfying the metric, could adversely impact our revenue relative to such VBC arrangements.

We are also impacted by the Medicare Access and CHIP Reauthorization Act, under which physicians must choose to participate in one of two payment formulas, the Merit-Based Incentive Payment System, or MIPS, or Alternative Payment Models, or APMs. Beginning in 2019, MIPS allows eligible physicians to receive upward or downward adjustments to their Medicare Part B payments based on certain quality and cost metrics, among other measures. As an alternative, physicians can choose to participate in an Advanced APM. Advanced APMs are exempt from the MIPS requirements, and physicians who are meaningful participants in APMs will receive bonus payments from Medicare pursuant to the law. CMS has proposed limiting the number of significant changes to the Quality Payment Program in 2021 by continuing a gradual implementation timeline for MIPS and APMs.

In addition, current and prior healthcare reform proposals have included the concept of creating a single payer or public option for health insurance. If enacted, these proposals could have an extensive impact on the healthcare industry, including us. We are unable to predict whether such reforms may be enacted or their impact on our operations.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments and commercial payers will pay for healthcare services, which could harm our business, financial condition and results of operations.

The healthcare industry is highly competitive.

We compete directly with national, regional and local providers of healthcare services for patients, physicians, non-physician clinicians and skilled employees. There are many other companies and individuals currently providing healthcare services, including others with technology-enabled, nationally focused business models similar to ours. Many of these competitors have been in business longer than us and/or have substantially more resources than we do. Since there are virtually no substantial capital expenditures required for providing healthcare services, there are few financial barriers to entry in the healthcare industry. Other companies could enter the healthcare industry in the future and divert some or all of our business. We compete with different companies across certain lines of business, including companies with: dedicated brick-and-mortar locations which often target patients covered by Medicare Advantage plans (such as Oak Street Health), dedicated direct primary care locations which often target a commercial or employer-based patient population (such as One Medical), the ability to organize providers into accountable care organizations, allowing physicians to participate in VBC arrangements (such as Aledade) and the ability to partner with physicians groups to enable better care delivery primarily for seniors (such as Agilon Health or VillageMD). Our indirect competitors also include episodic point solutions, such as telemedicine offerings, as well as urgent care providers. We expect to face increasing competition, both from current competitors, who may be well established and enjoy greater resources or other strategic advantages to compete for some or all key stakeholders in our markets, as well as new entrants into our market.

Our ability to compete successfully varies from location to location and depends on a number of factors, including the number of competing medical practices in the local market and the types of services available at those facilities, our local reputation for quality care of patients, the commitment and expertise of our Privia Physicians, our ability to obtain competitive reimbursement rates with commercial payers, our local service offerings and the success of physician sales efforts, the cost of care in each locality, and the physical appearance, location, age and condition of the various locations at which our Privia Physicians furnish patient care services. If we are unable to attract patients to our Medical Groups, our revenue and profitability will be adversely affected. Some of our competitors may have greater recognition and be more established in their respective communities than we are, and may have greater financial and other resources than we have. Competing medical practices may also offer larger facilities or different programs or services than we do, which, combined with the foregoing factors, may result in our competitors being more attractive to our current patients, potential patients and referral sources. Furthermore, while we budget for routine capital expenditures to stay competitive in our respective markets, to the extent that competitive forces cause those expenditures to increase in the future, our financial condition may be negatively affected. In addition, our relationships with federal health care programs and commercial payers are not exclusive, and our competitors have established or could seek to establish relationships with such payers to serve their covered patients. Additionally, as we expand into new geographical markets, we may encounter competitors with stronger relationships or recognition in the community in such new geography, which could give those competitors an advantage in obtaining physicians and new patients. Our Privia Providers, Non-Owned Medical Groups and companies in other healthcare industry segments, including those with which we have contracts, and some of which have greater financial, marketing and staffing resources, may become competitors in providing healthcare services, and this competition may have a material adverse effect on our business operations and financial position.

Each of our revenue streams ultimately depends on reimbursements by third-party payers, as well as payments by individuals, which could lead to delays and uncertainties in the reimbursement process.

The reimbursement process is complex and can involve lengthy delays. Although we recognize FFS revenue for our Owned Medical Groups when their associated Privia Providers approve the claims for providing services to patients, we may from time to time experience delays in receiving the associated reimbursement and, with respect to VBC arrangements, ultimate payment of any shared savings, bonuses, withholds and similar payments is received only after the close of the relevant measure period, which may be a calendar year, and then only after the payer has reconciled cost of care, FFS reimbursement paid, if any, reported quality data, and patient attribution resulting in significant delays between the provision of services and ultimate payment. In addition, third-party payers may disallow, in whole or in part, requests for reimbursement based on determinations that the patient is not eligible for coverage, certain amounts are not reimbursable under plan coverage or were for services provided that were not medically necessary, not adequately documented or after submitting additional supporting documentation requested by the payer. Retroactive adjustments may change amounts realized and recognized as revenue from third-party payers. As described below, we are subject to audits by such payers, including governmental audits of our Medicare claims, and may be required to repay these payers if a finding is made that we were incorrectly reimbursed. Delays and uncertainties in the reimbursement process may adversely affect accounts receivable, increase the overall costs of collection and cause us to incur additional borrowing costs. Third-party payers are also increasingly focused on controlling healthcare costs, and such efforts, including any revisions to reimbursement policies, which may further complicate and delay our reimbursement of claims.

In addition, certain of our patients are covered under health plans that require the patient to cover a portion of their own healthcare expenses through the payment of copayments or deductibles. We may not be able to collect the full amounts due with respect to these payments that are the patient’s financial responsibility, or in those instances where our Privia Physicians provide services to uninsured individuals or individuals for which the physician is out of network. To the extent permitted by law, amounts not covered by third-party payers are the obligations of individual patients for which we may not receive whole or partial payment. Any increase in cost shifting from third-party payers to individual patients, including as a result of high deductible plans for patients, increases our collection costs and reduces overall collections.

If reimbursement rates paid by federal health care programs are reduced or if government payers otherwise restrain our ability to obtain or provide services to program beneficiaries, our business, financial condition and results of operation could be harmed.

Payments from such federal health care programs are subject to periodic statutory changes, annual regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and federal and state funding restrictions, each of which could increase or decrease program payments, as well as affect the cost of providing service to patients and the timing of payments to our Medical Groups, and our ACOs. We are unable to predict the effect of recent and future policy changes on our operations. In addition, the uncertainty and fiscal pressures placed upon federal health care programs as a result of, among other things, deterioration in general economic conditions, reduced tax revenue and the funding requirements from the federal healthcare reform legislation, may affect the availability of taxpayer funds for such federal health care program. Changes in federal health care programs may reduce the reimbursement we receive and could adversely impact our business and results of operations.

As federal healthcare expenditures continue to increase, and state governments continue to face budgetary shortfalls, federal and state governments have made, and continue to make, significant changes in the Medicare and Medicaid programs. These changes include reductions in reimbursement levels and new or modified demonstration projects authorized pursuant to Medicaid waivers. Some of these changes have decreased, or could decrease, the amount of money our Medical Groups receive for furnishing patient care services relating to these programs. In some cases, private third-party payers rely on all or portions of Medicare payment systems to determine payment rates. Changes to federal health care programs that reduce payments under these programs may negatively impact the payments our Medical Groups receive from private third-party payers.

In 2018, Congress passed the Balanced Budget Act, or the BBA, which, among other things, repealed the Independent Payment Advisory Board that was established by the ACA and intended to reduce the rate of growth in Medicare spending by extending sequestration cuts to Medicare payments, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. The Consolidated Appropriations Act, 2021, extended the Medicare suspension through the first quarter of 2021. On April 14, 2021, President Biden signed into law H.R. 1868, which extends the suspension of Medicare sequestration through December 31, 2021.

The American Rescue Plan Act of 2021, signed into law March 11, 2021, included a number of provisions intended to shore up the ACA, including lower premiums for insurance purchased through the exchange marketplace, premium tax credits for insurance purchased by individuals on the exchange marketplace and providing significant subsidies for states that have not yet expanded their Medicaid programs under the ACA.

These changes as well as other administrative changes such as extending enrollment periods for 2021 and increasing navigator funding for 2021 may decrease our Medical Groups’ uninsured patient populations while increasing enrollment from higher reimbursed commercial insurance to lower reimbursed exchange marketplace coverage. Although it is too early to determine the likely cumulative effect of these changes, such changes could negatively impact both our revenue and the revenue of our Medical Groups.

If reimbursement rates paid by commercial payers are reduced or if commercial payers otherwise restrain our ability to provide services to their enrollees through narrow network products or otherwise, our business could be harmed.

Our typical agreements with commercial payers only secure agreed reimbursement rates for a relatively short period of time, generally for a period of one to three years. Likewise, at this time, all of our existing commercial payer contracts are local or regional contracts as opposed to national contracts. If any commercial payers reduce their reimbursement rates, elect not to cover some or all of our Medical Group’s healthcare services, or restrain our Privia Providers’ ability to furnish services to their patients through the use of tiered pricing or a narrow network offering, our business may be harmed. If such events were to occur, not only is revenue to our Medical Groups reduced, which in turn reduces our management fees, but if our commercial payer contracts are not competitive in a given market or we are unable to obtain a contract with certain commercial payers, we limit our ability to recruit new Privia Physicians and may not be able to achieve our growth expectations.

Commercial payers often use plan structures, such as narrow networks or tiered networks, to encourage or require members to use in-network providers. In-network providers typically provide services through commercial payers for a negotiated lower rate or other less favorable terms and achieve their margins by increased volume of services. Commercial payers generally attempt to limit the use of out-of-network providers by requiring members to pay higher copayment and/or deductible amounts for out-of-network care. Additionally, commercial payers have become increasingly aggressive in attempting to minimize the use of out-of-network providers by disregarding the assignment of payment from their enrollees to out-of-network providers (i.e., sending payments directly to members instead of to out-of-network providers), capping out-of-network benefits payable to members, waiving out-of-pocket payment amounts and initiating litigation against out-of-network providers for interference with contractual relationships, insurance fraud and violation of state licensing and consumer protection laws. If we become out-of-network for insurers, our business could be harmed and our patient service revenue could be reduced because members could stop using our services. Further, many states have laws and regulations that prevent providers from waiving patient out of pocket amounts, including out of network charges, when such providers submit their full charges to commercial payers.

Changes in the payer mix of patients and potential decreases in our reimbursement rates as a result of consolidation among commercial payers could adversely affect our revenues and results of operation.

The amounts our Medical Groups receive for patient care services furnished to patients are determined by a number of factors, including the payer mix of our Privia Physicians’ patients and the reimbursement methodologies and rates utilized by our patients’ health insurance company. Reimbursement rates are generally higher for VBC than they are under traditional FFS arrangements, and VBC provides us with an opportunity to capture any additional surplus we create by investing in population health services to better manage a particular patient’s care, which, in turn, should reduce the total cost of care. Under certain VBC arrangements, either our management service organizations or our ACOs may receive specific care management fees, administrative fees or other fees to cover such population health and care management services, which may be structured as a fixed fee per member per month, or PMPM, for such services. Under FFS arrangements, our Medical Groups collect fees directly from commercial payers as services are furnished to patients. FFS arrangements accounted for 89.7% and 93.1% of our practice collections for the years ended December 31, 2020 and 2019, respectively, while VBC accounted for 8.6% and 6.6% of practice collections for the years ended December 31, 2020 and 2019, respectively.

Any change in payer mix, which could result from payer restrictions on such narrow network products or economic downturn resulting in more uninsured patients or patients insured by state Medicaid programs, could adversely affect the overall reimbursement our Medical Groups receive from commercial payers. Further, changes in payer mix, may adversely impact our ability to recruit new physicians to affiliate with our Medical Groups, which could adversely affect our growth strategy and financial projections.

The healthcare industry has also experienced a trend of consolidation across market segments, including the consolidation of commercial payers resulting in larger payers that have significant bargaining power, given their market share. Payments from commercial payers are the result of negotiated rates. These rates may decline based on renegotiations with larger payers resulting in higher discounted fee arrangements with healthcare providers. As a result, payers increasingly are demanding discounted fee structures or the assumption by healthcare providers of all or a portion of the financial risk related to the total cost of care of their enrollees.

Reductions in the quality of services furnished by our Medical Groups or our ACO participants could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We monitor and manage quality metrics, including star rating for Medicare Advantage plans and MSSP quality metrics, and submit quality data on behalf of our Medical Groups, as well as our ACO participants. A failure to achieve threshold standards for quality metrics could result in the loss of any shared savings or other bonuses, or result in a reduction of such payments under VBC arrangements. Further, under the Medicare Advantage plans’ star rating system, lower star ratings correspond to lower quality ratings, and ultimately, lower payments to participating providers under the Quality Bonus Program. Further, with the implementation of MIPS and APMs, lower quality scores ultimately result in upward or downward adjustments to Privia Physicians’ Medicare Part B FFS payments. Further, lower quality ratings can potentially lead to the termination of an affiliate physician’s ability to participate in a particular commercial payer product or result in our Medical Groups not being able to participate in a particular VBC arrangement, tiered network or narrow network offering. All of these possible outcomes could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If our current agreements or arrangements with any of our majority-owned medical groups are deemed invalid under state law, including laws against corporate practice of medicine or federal law, or are terminated as a result in changes in state law affecting consolidation of these entities, it could have a material adverse effect on our consolidation of such medical groups.

Our financial statements are consolidated in accordance with applicable accounting standards and include the accounts of our majority-owned subsidiaries. Such consolidation for accounting and/or tax purposes does not, is not intended to, and should not be deemed to, imply or provide us any control over the medical or clinical affairs of such practices. In the event of an adverse determination by a regulatory agency or a court, or a change in state or federal law relating to the ability to maintain present agreements or arrangements with such practices where we are unable to maintain a majority interest in our medical groups, we may not be permitted to continue to consolidate such practices.

If we are not able to maintain and enhance our reputation and brand recognition, including through the maintenance and protection of trademarks, our business and results of operations will be harmed.

We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with Medical Groups, Privia Providers, patients, ACO participants, and commercial payers, and to our ability to attract new Medical Groups, Privia Physicians and patients. The promotion of our brand may require us to make substantial investments and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of our Medical Groups, Privia Physicians, ACO participants, health system or hospital partners, patients, or commercial payer customers, or any adverse publicity or litigation involving or surrounding us, one of our Medical Groups, or our management, could make it substantially more difficult for us to attract new Privia Physicians. Similarly, because our existing Medical Groups often act as references for us with prospective Privia Physicians or new Medical Groups, any reputational concerns could impair our ability to secure additional new Privia Physicians and Medical Groups. In addition, negative publicity resulting from any adverse government payer audit could injure our reputation. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow and we could lose our relationships with Privia Physicians, Medical Groups, ACO participants, health system or hospital partners, patients, or commercial payer customers, which would harm our business, results of operations and financial condition.

The registered or unregistered trademarks or trade names that we own or license may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with patients, payers and other partners. In addition, third parties may in the future file for registration of trademarks similar or identical to our trademarks. If they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to commercialize our technologies in certain relevant jurisdictions. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our brand recognition, reputation and results of operations may be adversely affected.

Our sales and implementation cycle can be long and unpredictable and requires considerable time and expense, which may cause our results of operations to fluctuate.

The sales cycle for physicians to become affiliated with our Medical Groups from initial contact with a potential lead to contract execution, varies widely and is unpredictable. Further, once a physician has executed the agreements associated with one of our Medical Groups, there is a long period of implementation where the physician and his or her staff are trained on our EMR, platform and workflows, which may range from two to eight months before the Privia Physician goes live with his or her Medical Group. During such implementation period, we are incurring costs associated with the implementation without any corresponding revenue. Our sales efforts involve educating potential Privia Physicians about our market offerings, the health care industry and the physician practice’s expected return on investment from becoming affiliated with the Medical Group. It is possible that in the future we may experience even longer sales cycles, especially with respect to moving into new geographic markets and as markets become more mature and concentrated, which could result in more upfront sales costs and less predictability in closing our Privia Physician sales. If our sales cycle lengthens or our substantial upfront sales and implementation investments do not result in sufficient sales to justify our investments, it could have a material adverse effect on our business, financial condition and results of operations.

As we expect to grow rapidly, our physician acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve profitability. Any increased or unexpected costs or unanticipated delays in taking a Privia Physician live on our technology-enabled platform, including delays caused by factors outside our control, could cause a Privia Physician to terminate his or her relationship prior to going live on our technology-enabled platform causing our operating results and growth targets to suffer. Further, if a Privia Physician terminates prior the end of the initial term, we are unlikely to recover our spent acquisition costs associated with such Privia Physician, which could negatively affect our revenue and profits.

If we cannot timely implement the Privia Technology Solution for Privia Physicians and new Medical Groups, or resolve Privia Provider and patients concerns, including any technical and billing issues, in a timely manner, we may lose Medical Groups, Privia Providers and their patients, and our reputation may be harmed.

The seamless onboarding of Privia Physicians, whether done by ourselves or through third-party vendors, onto our technology-enabled platform, including training on conversion to and the use of our EMR, the education of Privia Physicians and their support staff, the credentialing of Privia Physicians and other providers with applicable federal health care programs and commercial payers, training on cash flow processing, website development, and the build out of workflows and customized EMR support, if any, is essential to a timely transition to our technology-enabled platform. As of December 2020, practices on the Privia Platform were converted from 48 different EMR vendors. If we face unanticipated implementation difficulties or Privia Physicians and their support staff are unable to smoothly transition to our operating model, we risk delaying the go live date of our new physician practices, which would negatively impact our revenue. Further, if the Privia Physician and his or her support staff’s implementation process is not executed successfully or if execution is delayed, we could incur significant costs, Privia Physicians could become dissatisfied and decide to neither continue implementation nor go live on our technology-enabled platform. In such event, we risk litigation from the Privia Physician, especially if he or she loses access to his or her historical commercial payer contracts. In addition, competitors with more efficient operating models with lower implementation costs could jeopardize both our provider and commercial payer relationships.

Privia Providers and their patients depend on our call center support services to resolve their operational concerns including technical issues relating to the Privia Technology Solution and services, and patient billing inquires, and we may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our Privia Physicians and patient bases. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for call center support services, and if demand increases significantly, we may be unable to provide satisfactory support services to our Privia Physicians and their patients. Further, if we are unable to address our Privia Physicians and their patients’ needs in a timely fashion or further develop and enhance our support services, or if a Privia Physician or patient is not satisfied with the quality of work performed by us or with the call center support services rendered, then we could incur additional costs to address the situation or, in certain markets, be required to issue credits or incur penalties related for such untimely or poor performance, and our profitability may be impaired and our Privia Physicians and their patients’ dissatisfaction with our support services could damage our ability to retain Privia Physicians and their patients. Such Privia Physicians may not renew their contracts, seek to terminate their relationship with us or renew on less favorable terms. Moreover, negative publicity related to our Privia Physician relationships, regardless of its accuracy, may further damage our business by affecting our reputation or ability to compete for new Privia Physicians in the market. If any of these were to occur, our revenue may decline and our business, financial condition and results of operations could be adversely affected.

If we do not continue to innovate and evolve our service offerings in a way that is useful to our Medical Groups, Privia Physicians and their patients, and our health system or hospital partners, we may not remain competitive, fail to meet our growth expectations, and our revenue and results of operations could suffer.

The market for healthcare in the United States is in the early stages of structural change and is rapidly evolving toward a more VBC model with an increased emphasis on technological solutions and a customer centered focus. Our success depends on our ability to keep pace with technological developments, satisfy increasingly sophisticated physician, payer and patient requirements, and sustain market acceptance. Our future financial performance will depend in part on growth in the healthcare market and on our ability to adapt to emerging demands of the market, including adapting to the ways our Medical Groups, Privia Physicians and their patients, our health system and hospital partners, and our commercial payer customers access and use our technology-enabled platform, the Privia Technology Solution and our operating model. Our competitors are constantly developing products and services that may become more efficient or appealing to Privia Physicians and their patients, our health system or hospital partners or our commercial payer customers. As a result, we must continue to invest significant resources in research and development in order to enhance our existing service offerings and introduce new high-quality services and applications that such customers will want, while offering our platform, the Privia Technology Solution and the Privia operating model at competitive prices. If we are unable to predict customer preferences or industry changes, or if we are unable to modify our service offering on a timely or cost-effective basis, we may lose Medical Groups, Privia Physicians, patients, health system or hospital partners, ACO participants and payer customers. Our results of operations would also suffer if our innovations are not responsive to the needs of our multiple stakeholders, are not appropriately timed with market opportunity, or are not effectively brought to market, including as the result of delayed releases or releases that are ineffective or have errors or defects. As technology continues to develop, our competitors may be able to offer results that are, or that are perceived to be, substantially similar to, or better than, those generated by our technology-enabled platform, the Privia Technology Solution, or Privia operating model. This may force us to compete on additional service attributes and to expend significant resources in order to remain competitive.

If our existing Medical Groups, Privia Providers, health system or hospital partners, ACO participants or payer customers do not continue to renew their contracts with us, renew at lower fee levels or decline to purchase additional applications and services from us, it could have a material adverse effect on our business, financial condition and results of operations.

We expect to derive a significant portion of our revenue from renewal of existing contracts with our Medical Groups, Privia Providers, health system or hospital partners, ACO participants and payer customers. As part of our growth strategy, for instance, we have recently focused on expanding our revenue enhancement opportunities for Medical Groups such as our development of our virtual visits platform, our scribe program, and the opening of a centralized laboratory in our Mid-Atlantic market. As a result, achieving high customer retention rates and selling additional applications and services are critical to our future business, revenue growth and results of operations.

Factors that may affect our retention rate and our ability to sell additional solutions and services include, but are not limited to, the following:

•	the price, performance and functionality of our technology-enabled platform and technological solutions;

•	Privia Physician acceptance and adoption of new services and utilization of new revenue enhancing opportunities;

•	the availability, price, performance and functionality of competing solutions;

•	our ability to develop, fairly price and sell complementary solutions and services to our Privia Physicians and payer customers;

•	the security, performance and stability of our technology-enabled platform, EMR, hosting infrastructure and hosting services;

•	changes in applicable health care laws, regulations and trends; and

•	the business environment of our Medical Groups, Privia Physicians, health system or hospital partners, ACO participants and payer customers.

We typically enter into multiyear contracts with our Medical Groups, Privia Physicians, health system or hospital partners, ACO participants and payer customers, which often have a stated initial term of three years and automatically renew for successive one-year terms. We had 95% average provider retention over the past four years. Further, during the initial term we generally limit the opportunities for our Medical Groups, Privia Physicians, health system or hospital partners, and ACO participants to terminate their contractual arrangements. If our Medical Groups, Privia Physicians, health system or hospital partners, ACO participants and payer customers fail to renew their contracts, renew their contracts upon less favorable terms or at lower fee levels or fail to utilize additional products and services obtained from us, our revenue may decline or our future revenue growth may be constrained. Should any of our physician practices terminate their relationship with us after implementation has begun, we would not only lose our time, effort and resources invested in that implementation, but we would also have lost the opportunity to leverage those resources to build a relationship with other Privia Physicians over that same period of time.

Failure to adequately expand our direct sales force and our business development staff will impede our growth.

We believe that our future growth will depend on the continued development of our direct sales force and its ability to obtain new Privia Physicians while our implementation team and practice consultants manage existing affiliate physician relationships. Additionally, we rely upon our business development staff to identify and develop potential relationships with new Medical Groups and health system or hospital partners in new geographical markets. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention especially given the complexity of our business and the Privia operating model. It can take six months or longer before a new sales representative is fully trained and productive. Our business may be adversely affected if our efforts to expand and train our direct sales force and business development staff do not generate a corresponding increase in revenue. In particular, if we are unable to hire and develop sufficient numbers of productive direct sales and business development personnel or if new personnel are unable to achieve desired productivity levels in a reasonable period of time, our expected growth will be impeded.

Our pricing may change over time and our ability to efficiently price the Privia Technology Solution and our Privia operating model will affect our results of operations and our ability to attract or retain Medical Groups, Privia Physicians, health system or hospital partners, ACO participants and commercial payer customers.

The management and administrative fees we charge our physicians have generally been set as a percentage of the Non-Owned Medical Group’s FFS collections provided, such an arrangement is allowed under state fee splitting laws. Florida, for instance, severely restricts percentage management fees and is structured as a fixed annual amount. Although subject to negotiation when a Privia Physician already receives care management fees, administrative fees or similar fees, from payers, Privia will typically retain such fees to offset their costs of providing population health services. In the past, we have allowed Privia Physicians to purchase additional services on an a la carte basis. While we determined these prices based on prior experience, the costs inputs associated with the services, and feedback from our Medical Groups, Privia Physicians, health system or hospital partners, ACO participants and payer customers, our assessments may not be accurate and we could be underpricing or overpricing the Privia Technology Solution and our operating model, which may require us to continue to adjust our pricing model. It is essential, however, that our prices remain competitive in the marketplace while providing a reasonable return on investment to allow us to economically provide such services. Additionally, such fees must generally be in the range of fair market value under federal and state fraud and abuse laws such as the Anti-Kickback Statute and the Stark Law. Furthermore, as our applications and services change, we may need to, or choose to, revise our pricing as our prior experience in those areas will be limited. Such changes to our pricing model or our inability to efficiently price our services could harm our business, results of operations, and financial condition and impact our ability to predict our future performance.

Our growth strategy may not prove viable and we may not realize expected results.

Our business strategy is to grow rapidly by expanding our Privia Physicians in existing markets and building new Medical Group in new geographical markets. New market growth is significantly dependent on partnering with anchor medical practices or health systems or hospitals in such new geographic markets. Likewise, our growth strategy is dependent on growing same-store sales for our Medical Groups by offering new revenue enhancing services, such as our virtual visit platform, assisting our Medical Groups in recruiting new patients, and partnering or contracting with commercial payers to enter new VBC arrangements on behalf of our Medical

Groups. We seek growth opportunities both organically and through alliances with payers or other healthcare providers. Our ability to grow organically depends upon a number of factors, including how effectively we can execute our same-store sales growth strategies. We cannot guarantee that we will be successful in pursuing our growth strategy. If we fail to evaluate and execute new business opportunities properly, or if we have an adverse effect under one or more of our other “Risk Factors,” we may not achieve anticipated benefits and may incur increased costs.

Our growth strategy involves a number of risks and uncertainties, including that:

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we may not be able to successfully enter into contracts with commercial payers on terms favorable to our Medical Groups or at all. In addition, we compete for payer relationships with other physician practices and intermediary entities such as non-Privia ACOs, independent physician associations (IPAs), physician hospital organizations (PHOs), etc., some of whom may have greater resources than we do. This competition may intensify due to the ongoing consolidation in the healthcare industry, which may increase our costs to pursue such opportunities;

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we may not be able to recruit or retain a sufficient number of new Medical Groups or Privia Physicians or patients to execute our growth strategy, and we may incur substantial costs to recruit Privia Physicians or new patients and we may be unable to recruit a sufficient number of Privia Physicians and/or new patients to offset those costs;

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we may not be able execute physician services agreements with a sufficient number of Privia Physicians and may fail to integrate new Privia Physicians, their support staff, or our employees into our operating model;

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when expanding our business into new markets, we may be required to comply with laws and regulations that may differ from states in which we currently operate and compliance with such laws may slow our expected growth or limit our potential market of available physicians; and

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depending upon the nature of the new geographical market, we may not be able to fully implement our Privia operating model in every geographical market that we enter, which could negatively impact our revenues and financial condition.

There can be no assurance that we will be able to successfully capitalize on growth opportunities, which may negatively impact our business model, revenues, results of operations and financial condition.

If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of stakeholder service and patient satisfaction, or adequately address competitive challenges.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management and our operational and financial resources. Additionally, our organizational structure may become more complex as we improve our operational, financial and management controls, as well as our reporting systems and procedures. We may require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. We must effectively increase our headcount and continue to effectively train and manage our employees. We will be unable to manage our business effectively if we are unable to alleviate the strain on resources caused by growth in a timely and successful manner. If we fail to effectively manage our anticipated growth, the quality of our services may suffer, which could negatively affect our brand and reputation and harm our ability to attract and retain Medical Groups, Privia Providers, patients and employees.

In addition, as we expand our business, it is important that we continue to maintain a high level of stakeholder service and satisfaction. As our Privia Physician base continues to grow, we will need to expand our populations health, patient services and other personnel, either through employment or contractual arrangements to provide personalized stakeholder service. If our Medical Groups are not able to continue to provide high quality cost effective healthcare services with high levels of patient satisfaction, our reputation, as well as our business, results of operations and financial condition could be adversely affected, including a failure to realize the benefits of any VBC arrangements.

New Medical Groups and Privia Providers must be properly credentialed and enrolled in commercial payer plans and federal health care programs before our Medical Groups can receive reimbursement for their services, and there may be significant delays in the enrollment process.

Each time a new Privia Provider joins one of our Medical Groups or we partner with a new Medical Group, we must credential and enroll the new Privia Provider or Medical Group under our applicable group identification number for the Medicare and Medicaid programs and for certain commercial payer programs before the applicable Medical Group can receive reimbursement for healthcare services furnished by the new Privia Provider to beneficiaries or enrollees of those programs. The estimated time to receive approval for the enrollment is sometimes difficult to predict. Failure to timely or accurately complete necessary credentialing information, whether such fault lies with the new Privia Provider or us, results in delayed reimbursement that may adversely affect our cash flows and revenue.

With respect to Medicare, providers can retrospectively bill Medicare for services provided 30 days prior to the effective date of the enrollment so long as the individual Medicare enrollment application and assignment are correctly submitted. In addition, the enrollment rules provide that the effective date of the enrollment will be the later of the date on which the enrollment application was correctly filed and approved by the Medicare contractor, or the date on which the provider began furnishing healthcare services. If we are unable to properly enroll Privia Providers in a timely manner (at least 30 days after such provider begins furnishing patient care services), the affected Medical Group will be precluded from billing Medicare for any services which were provided to a Medicare beneficiary more than 30 days prior to the effective date of the enrollment. With respect to Medicaid, new enrollment rules and whether a state will allow providers to retrospectively bill Medicaid for services provided prior to submitting an enrollment application varies by state. Failure to timely enroll providers could reduce revenue to our Medical Groups and have a material adverse effect on the business, financial condition or results of our operations.

The ACA, as currently structured, added additional enrollment requirements for Medicare and Medicaid, which have been further enhanced through implementing regulations and increased enforcement scrutiny. Every enrolled provider must revalidate its enrollment at regular intervals and must update the Medicare contractors and many state Medicaid programs with significant changes on a timely basis. If we fail to provide sufficient documentation as required to maintain our enrollment, Medicare and Medicaid could deny continued future enrollment or revoke our enrollment and billing privileges. Further, Medicare now subjects new locations at which physicians are furnishing services to Medicare beneficiaries to a location site visit to confirm enrollment information.

The requirements for enrollment, licensure, certification, and accreditation may include notification or approval in the event of a transfer or change of ownership or certain other changes. Other agencies or commercial payers with which we have contracts may have similar requirements, and some of these processes may be complex. Failure to provide required notifications or obtain necessary approvals may result in the delay or inability to complete an acquisition or transfer, loss of licensure, lapses in reimbursement, or other penalties. While we make reasonable efforts to substantially comply with these requirements, we cannot assure you that the agencies that administer these programs or have awarded us contracts will not find that we have failed to comply in some material respects. A finding of non-compliance and any resulting payment delays, refund demands or other sanctions could have a material adverse effect on our business, financial condition or results of operations.

We rely on internet infrastructure, bandwidth providers, other third parties and our own systems to provide our technology-enabled platform to our Privia Physicians and their patients, and any failure or interruption in the services provided by these third parties or our own systems could expose us to litigation, result in a reduction of our management fees or the imposition of financial penalties on our management services organizations, and hurt our reputation and relationships with our Privia Physicians, our Medical Groups, and their patients.

Our ability to maintain our technology-enabled platform, including our virtual health services, is dependent on the development and maintenance of the infrastructure of the internet and other telecommunications services furnished by third parties. This includes maintenance of a reliable network connection with the necessary speed, data capacity and security for providing reliable internet access and services and reliable telephone and facsimile services. Our platform is designed to operate without perceptible interruption in accordance with our service level commitments.

We have, however, experienced limited interruptions in these systems in the past, including temporary slowdowns in the performance of our EMR and platform, and we may experience similar or more significant interruptions in the future. We rely on internal systems as well as third-party suppliers, including network and infrastructure equipment providers, to maintain our platform and related services. We do not currently maintain redundant systems or facilities for some of these services. Interruptions in these systems or services, whether due to system failures, cyber incidents, physical or electronic break-ins or other events, could affect the security or availability of our platform or services, including access to our EMR, patient scheduling, patient and Privia Physician portals, and prevent or inhibit the ability of our Privia Physicians and their patients to access our platform or services. In the event of a catastrophic event with respect to one or more of these systems or facilities, we may experience an extended period of system unavailability, which could result in substantial costs to remedy those problems or harm our relationship with our Privia Physicians and our business.

Additionally, any disruption in the network access, telecommunications or co-location services provided by third-party providers or any failure of or by third-party providers’ systems or our own systems to handle current or higher volume of use could significantly harm our business. We exercise limited control over our third-party suppliers, which increases our vulnerability to problems with services they provide. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could hurt our relationships with our Medical Groups, Privia Physicians, patients, payers and other network participants, and expose us to third-party liabilities.

The reliability and performance of our internet connection may be harmed by increased usage or by denial-of-service attacks or related cyber incidents. The services of other companies delivered through the internet have experienced a variety of outages and other delays as a result of damages to portions of the internet’s infrastructure, and such outages and delays could affect our systems and services in the future. These outages and delays could reduce the level of internet usage as well as the availability of the internet to us for delivery of our internet-based services. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

Additionally, our Privia Physicians’ Affiliated Practices, which furnish certain support services on behalf of our Medical Groups, act as a business associate of their respective Medical Groups. In such capacity, they furnish certain services, that support our platform, e.g., internet service access, modems, and computer hardware that access our EMR, and may have patient health information setting on such hardware, including legacy servers. Although each legacy practice is obligated to furnish such services in compliance with HIPAA and state law, and to obtain cybersecurity insurance to cover any breaches or security incidents, a failure to comply with these obligations could result in the imposition of penalties against our Medical Groups as the covered entity under HIPAA. Further, such an incident could result in liability to the patient under state law and could damage our reputation among Privia Physicians and their patients all of which could adversely affect our business.

We rely on third-party vendors to host and maintain our technology-enabled platform.

We rely on third-party vendors to host and maintain our technology-enabled platform. Our ability to offer our solutions and services and operate our business is dependent on maintaining our relationships with third-party vendors and entering into new relationships to meet the changing needs of our business. Any deterioration in our relationships with such vendors or our failure to enter into agreements with vendors in the future could harm our business and our ability to pursue our growth strategy. Because of the large amount of data that we collect and manage, it is possible that, despite precautions taken at our vendors’ facilities, the occurrence of a natural disaster, cyber incident, decision to close the facilities without adequate notice or other unanticipated problems could result in our non-compliance with privacy laws and regulations, loss of proprietary or personally identifiable information, or PII, and in lengthy interruptions in our service. These service interruptions could also cause our platform to be unavailable to our Medical Groups, Privia Providers, patients and network members, and impair our ability to deliver solutions and services and to manage our relationships with new and existing Medical Groups, Privia Providers, patients and network members. We do, however, maintain redundancy with respect to the critical components of our platform.

If our third-party vendors are unable or unwilling to provide the services necessary to support our business, or if our agreements with such vendors are terminated, our operations could be significantly disrupted. Some of our vendor agreements may be unilaterally terminated by the licensor for convenience, and if such agreements are terminated, we may not be able to enter into similar relationships in the future on reasonable terms or at all. We may also incur substantial costs, delays and disruptions to our business in transitioning such services to ourselves or other third-party vendors. In addition, third-party vendors may not be able to provide the services required in order to meet the changing needs of our business or scale as quickly as we require. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If our or our vendors’ security measures fail or are breached and unauthorized access to our employees’, contractors’, Privia Providers’, Medical Group’ or payers’ data is obtained, our platform may be perceived as insecure, we may incur significant liabilities, including through private litigation or regulatory action, our reputation may be harmed, and we could lose relationships with Medical Groups, Privia Providers, patients and commercial payers.

Our services and operations involve the storage and transmission of health network partners’ and our members’ proprietary information, sensitive or confidential data, including valuable intellectual property and personal information of employees, contractors, clients, customers, members and others, as well as the protected health information, or PHI, of our members. Because of the extreme sensitivity of the information we store and transmit, the security features of our and our third-party vendors’ computer, network, and communications systems infrastructure are critical to the success of our business. A breach or failure of our or our third-party vendors’ security measures could result from a variety of circumstances and events, including third-party action, employee negligence or error, malfeasance, computer viruses, cyber-attacks by computer hackers, failures during the process of upgrading or replacing software and databases, power outages, hardware failures, telecommunication failures, user errors, or catastrophic events. Information security risks have generally increased in recent years because of the proliferation of new technologies and the increased number, sophistication and activities of perpetrators of cyber-attacks. As cyber threats continue to evolve, we may be required to expend additional resources to further enhance our information security measures and/or to investigate and remediate any information security vulnerabilities. If our or our third-party vendors’ security measures fail or are breached, it could result in unauthorized access to sensitive patient or member data (including PHI) or other personal information of employees, contractors, Medical Groups, Privia Providers, ACOs, network participants, patients or others, a loss of or damage to our data, an inability to access data sources, or process data or provide our services to our Medical Groups, Privia Providers, patients and network members. Such failures or breaches of our or our third-party vendors’ security measures, or our or our third-party vendors’ inability to effectively resolve such failures or breaches in a timely manner, could severely damage our reputation, adversely impact customer, partner, patient, or investor confidence in us, and reduce the demand for our solutions and services. In addition, we could face litigation, significant damages for contract breach or other breaches of law, significant monetary penalties, or regulatory actions for violation of applicable laws or regulations, and incur significant costs for remedial measures to prevent future occurrences and mitigate past violations. Although we maintain insurance covering certain security and privacy damages and claim expenses, we may not carry insurance or maintain coverage sufficient to compensate for all liability and in any event, insurance coverage would not address the reputational damage that could result from a security incident.

We or our third-party vendors may experience cybersecurity and other breach incidents that remain undetected for an extended period. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched, we or our third-party vendors may be unable to anticipate these techniques or to implement adequate preventive measures. If an actual or perceived breach of our or our third-party vendors’ security occurs, or if we or our third-party vendors are unable to effectively resolve such breaches in a timely manner, the market perception of the effectiveness of our security measures could be harmed and we could lose current and potential Medical Groups, Privia Providers, and patients, which could harm our business, results of operations, financial condition and prospects.

The Privia Technology Solution may not operate properly, which could damage our reputation, give rise to claims against us or divert application of our resources from other purposes, any of which could harm our business.

Our technology-enabled platform provides patients with the ability to, among other things, schedule services with our Privia Physicians and communicate and interact with providers, and it allows our Privia Providers to, among other things, streamline patient charting and identify gaps in care and conduct virtual visits (via video, phone or the internet). Proprietary software development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary software from operating properly. We are currently implementing software with respect to a number of new applications and services. If our solutions do not function reliably or fail to achieve Medical Group, Privia Provider, or patient expectations in terms of performance, we may lose or fail to grow our Privia Providers and patients, could assert liability claims against us and our Medical Groups, and our Medical Groups, affiliate providers, health system partners, and ACO participants may attempt to cancel their relationships with us. This could damage our reputation and impair our ability to attract or maintain Medical Groups, Privia Physicians, patients and relationships with commercial payers.

Disruptions in our disaster recovery systems or management continuity planning could limit our ability to operate our business effectively.

Our information technology systems facilitate our ability to conduct our business. While we have disaster recovery systems and business continuity plans in place, any disruptions in our disaster recovery systems or the failure of these systems to operate as expected could, depending on the magnitude of the problem, adversely affect our operating results by limiting our capacity to effectively monitor and control our operations. Despite our implementation of a variety of security measures, our information technology systems could be subject to physical or electronic break-ins, and similar disruptions from unauthorized tampering or any weather-related disruptions where our headquarters is located. In addition, in the event that a significant number of our management personnel were unavailable in the event of a disaster, our ability to effectively conduct business could be adversely affected.

We may be subject to legal proceedings and litigation, including intellectual property and privacy disputes, which are costly to defend and could materially harm our business and results of operations.

We may be party to lawsuits and legal proceedings in the normal course of business. These matters are often expensive and disruptive to normal business operations. We may face allegations, lawsuits and regulatory inquiries, audits and investigations regarding claim submission, supporting documentation for claimed reimbursement, coding for services furnished by our Privia Providers, data privacy, security, labor and employment, consumer protection and intellectual property infringement, misappropriation and other violations, including claims related to privacy, patents, publicity, trademarks, copyrights and other rights. We may also face allegations or litigation related to our acquisitions, securities issuances or business practices, including public disclosures about our business. Litigation and regulatory proceedings may be protracted and expensive, and the results are difficult to predict. Certain of these matters may include speculative claims for substantial or indeterminate amounts of damages and may include claims for injunctive relief. Additionally, our litigation costs could be significant. Adverse outcomes with respect to litigation or any of these legal proceedings may result in significant settlement costs or judgments, penalties and fines, or require us to modify our services or require us to stop serving certain patients or geographies, all of which could negatively impact our geographical expansion and revenue growth. We may also become subject to periodic audits, which would likely increase our regulatory compliance costs and may require us to change our business practices, which could negatively impact our revenue growth. Managing legal proceedings, litigation and audits, even if we achieve favorable outcomes, is time-consuming and diverts management’s attention from our business. The results of regulatory proceedings, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. There can be no assurance that our expectations will prove correct, and even if these matters are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could harm our reputation, business, financial condition, results of operations and the market price of our common stock.

We and our Medical Groups, Privia Providers, ACOs, management services organizations also may be subject to lawsuits under the FCA and comparable state laws for submitting allegedly fraudulent or otherwise inappropriate bills for services to the Medicare and Medicaid programs. These lawsuits, which may be initiated by government authorities as well as private party relators, which are often disgruntled employees or physicians, can involve significant monetary damages, fines, attorney fees and the award of bounties to private plaintiffs who successfully bring these suits, as well as to the federal health care programs. In recent years, government oversight and law enforcement have become increasingly active and aggressive in investigating and taking legal action against potential fraud and abuse especially in the health care industry.

Furthermore, our business exposes our Medical Groups and Privia Providers to potential medical malpractice, professional negligence or other related actions or claims that are inherent in the provision of healthcare services. Our management services organizations and ACOs could also be subject to malpractice claims based upon an allegation that we limited medically necessary services or were otherwise negligent in setting incentives that were adverse to patient outcomes. These claims, with or without merit, could cause us to incur substantial costs, and could place a significant strain on our financial resources, divert the attention of management from our core business, harm our reputation and adversely affect our ability to attract and retain patients, any of which could have a material adverse effect on our business, financial condition and results of operations.

Although we and our Medical Groups and Privia Providers maintain third-party professional liability insurance coverage, it is possible that claims against us may exceed the coverage limits of our insurance policies, or the particular claim could be excluded from coverage (for example, a tort claim or lack of patient consent claim). Even if any professional liability loss is covered by an insurance policy, these policies typically have substantial deductibles for which we are responsible. Professional liability claims in excess of applicable insurance coverage could have a material adverse effect on our business, financial condition and results of operations. In addition, any professional liability claim brought against us, with or without merit, could result in an increase of our professional liability insurance premiums. Insurance coverage varies in cost and can be difficult to obtain, and we cannot guarantee that we will be able to obtain insurance coverage in the future on terms acceptable to us or at all. If our costs of insurance and claims increase, then our earnings could decline.

Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.

Our business is highly dependent on maintaining effective information systems as well as the integrity and timeliness of the data we use to serve our Privia Providers’ patients, support our Privia Providers and care teams, monitor and manage our ACOs, monitor and manage, including reporting on behalf of, our management services organizations, and to otherwise operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our customers regard as significant. If our data were found to be inaccurate or unreliable due to fraud, corruption or other error, or if we, or any of the third-party service providers we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our Privia Physicians, Medical Groups, health system or hospital partners, patients and our commercial plan customers, as well as our compliance with reporting obligations under the Medicare program, Medicare Advantage plans and the MSSP, and commercial VBC arrangements, and hinder our ability to provide services, establish appropriate pricing for our services, retain and attract Medical Groups and Privia Physicians, manage VBC obligations, determine total cost of care and spend, establish appropriate reserves, report financial results timely and accurately, and maintain regulatory compliance, among other things.

Our information technology strategy and execution are critical to our continued success. We must continue to invest in long-term solutions that will enable us to anticipate our Medical Groups, Privia Providers, ACOs, and commercial payers’ needs and expectations, enhance both Privia Providers’ and patients’ experience, act as a differentiator in the market and protect against cybersecurity risks and threats. Our success is dependent, in large part, on maintaining the effectiveness of existing technology systems and continuing to deliver and enhance technology systems that support our business processes in a cost-efficient and resource-efficient manner. Increasing regulatory and legislative changes will place additional demands on our information technology infrastructure that could have a direct impact on resources available for other projects tied to our strategic initiatives. In addition, recent trends toward greater patient engagement in health care require new and enhanced technologies, including more sophisticated applications for mobile devices. Connectivity among technologies is becoming increasingly important. We must also develop new systems to meet current market standards and keep pace with continuing changes in information processing technology, evolving industry and regulatory standards and patient needs. Failure to do so may present compliance challenges and impede our ability to deliver services in a competitive manner. Further, because system development projects are long-term in nature, they may be more costly than expected to complete and may not deliver the expected benefits upon completion. Our failure to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems could adversely affect our results of operations, financial position and cash flow.

If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected.

Our business depends, in part, on internally developed technology and content, including software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade-secret, and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally developed technology and content and our brand. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent and other intellectual property filings that could be expensive and time-consuming to develop and maintain, both in terms of initial preparation and ongoing registration requirements and the costs of defending our rights. These measures, however, may not be sufficient to offer us meaningful protection. If we are unable to establish or protect our intellectual property and other rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings or other competitive harm.

Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ services, and may in the future seek to enforce our rights against potential infringers. However, the steps we have taken to protect our intellectual property rights may not be adequate to prevent infringement, misappropriation or other violations of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our technology. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Also, some of our services rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.

Uncertainty may result from changes to intellectual property legislation and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

Third parties may allege that we are infringing, misappropriating or otherwise violating their intellectual property rights and in some instances initiate formal legal proceedings, the outcome of which would be uncertain and could have a material adverse effect on our business, financial condition and results of operations.

Our commercial success depends on our ability to develop, commercialize and protect our technology-enabled platform, the Privia Technology Solution and the Privia operating model, and use our internally developed technology without infringing, misappropriating or otherwise violating the intellectual property or proprietary rights of third parties. Intellectual property disputes can be costly to defend, may divert management’s attention or resources and may cause our business, operating results and financial condition to suffer. As the market for healthcare in the United States expands and more patents are issued, the risk increases that there may be patents issued to third parties that relate to our technology of which we are not aware or that we must challenge to continue our operations as currently contemplated. Whether merited or not, we may face allegations that we, our partners or parties indemnified by us have infringed, misappropriated or otherwise violated the patents, trademarks, copyrights or other intellectual property rights of third parties. Such claims may be made by competitors seeking to obtain a competitive advantage or by other parties. Additionally, in recent years, individuals and groups have begun acquiring intellectual property assets for the purpose of making claims of infringement and attempting to extract settlements from companies like ours. We may also face allegations that our employees have misappropriated the intellectual property or proprietary rights of their former employers or other third parties. It may be necessary for us to initiate litigation to defend ourselves in order to determine the scope, enforceability and validity of third-party intellectual property or proprietary rights, or to establish or enforce our respective rights. We may not be able to successfully settle or otherwise resolve such adversarial proceedings or litigation. If we are unable to successfully settle future claims on terms acceptable to us, we may be required to engage in or to continue claims, regardless of whether such claims have merit, that can be time-consuming, divert management’s attention and financial resources and can be costly to evaluate and defend. Results of any such litigation are difficult to predict and may require us to stop commercializing or using our technology, obtain licenses, modify our services and technology while we develop non-infringing substitutes or incur substantial damages, settlement costs or face a temporary or permanent injunction prohibiting us from marketing or providing the affected services. If we require a third-party license, it may not be available on reasonable terms or at all, and we may have to pay substantial royalties, upfront fees or grant cross-licenses to intellectual property rights for our services. We may also have to redesign our services so they do not infringe, misappropriate or violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time, during which our technology may not be available for commercialization or use. Even if we have an agreement to indemnify us against such costs, the indemnifying party may be unable to uphold its contractual obligations. If we cannot or do not obtain a third-party license to the infringed technology at all, license the technology on reasonable terms or obtain similar technology from another source, our revenue and earnings could be adversely impacted.

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business with respect to intellectual property. We are not currently subject to any claims from third parties asserting infringement of their intellectual property rights. Some third parties may be able to sustain the costs of complex litigation more effectively than we can because they have substantially greater resources. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of our common stock. Moreover, any uncertainties resulting from the initiation and continuation of any legal proceedings could have a material adverse effect on our ability to raise the funds necessary to continue our operations. Assertions by third parties that we infringe, misappropriate or otherwise violate their intellectual property rights could therefore have a material adverse effect on our business, financial condition and results of operations.

If we are unable to protect the confidentiality of our trade secrets, know-how and other proprietary and internally developed information, the value of our technology could be adversely affected.

We may not be able to protect our trade secrets, know-how and other internally developed information adequately. Although we use reasonable efforts to protect this internally developed information and technology, our employees, consultants, Privia Providers and other parties (including independent contractors and companies with which we conduct business) may unintentionally or willfully disclose our information or technology to competitors. Enforcing a claim that a third party illegally disclosed or obtained and is using any of our internally developed information or technology is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets, know-how and other proprietary information and the laws regarding such protections vary among jurisdictions. We rely, in part, on non-disclosure, confidentiality and assignment-of-invention agreements with our employees, independent contractors, consultants, customers and other companies with which we conduct business to protect our trade secrets, know-how and other intellectual property and internally developed information. However, we may fail to enter into such agreements with all of our employees, independent contractors, consultants, customers and other companies, and these agreements may not be self-executing, or they may be breached and we may not have adequate remedies for such breach. Moreover, third parties may independently develop similar or equivalent proprietary information or otherwise gain access to our trade secrets, know-how and other internally developed information.

Any restrictions on our use of, or ability to license, data, or our failure to license data and integrate third-party technologies, could have a material adverse effect on our business, financial condition and results of operations.

We depend upon licenses from third parties for some of the technology and data used in the Privia Technology Solution. We expect that we may need to obtain additional licenses from third parties in the future in connection with the development of our services. In addition, we obtain a portion of the data that we use from government entities, public records and from third parties for specific engagement and uses. We believe that we have all rights necessary to use the data that is incorporated into our services. We cannot, however, assure you that our licenses for information will allow us to use that information for all potential or contemplated applications. In addition, our ability to continue to offer integrated healthcare to our patients depends on maintaining our platform, which is partially populated with data disclosed to us by our partners with their consent. If these partners revoke their consent for us to maintain, use, de-identify and share this data, consistent with applicable law, our data assets could be degraded.

In the future, data providers could withdraw their data from us or restrict our usage for any reason, including if there is a competitive reason to do so, if legislation is passed restricting the use of the data or if judicial interpretations are issued restricting use of the data that we currently use to support our services. In addition, data providers could fail to adhere to our quality control standards in the future, causing us to incur additional expense to appropriately utilize the data. If a substantial number of data providers were to withdraw or restrict their data, or if they fail to adhere to our quality control standards, and if we are unable to identify and contract with suitable alternative data suppliers and integrate these data sources into our service offerings, our ability to provide appropriate services to our Privia Physicians, Medical Groups, health system or hospital partners, patients, and commercial payer customers would be materially adversely impacted, which could have a material adverse effect on our business, financial condition and results of operations.

We also integrate into our internally developed applications and use third-party software to support our technology infrastructure. Some of this software is proprietary and some is open source software. These technologies may not be available to us in the future on commercially reasonable terms or at all and could be difficult to replace once integrated into our own internally developed applications. Most of these licenses can be renewed only by mutual consent and may be terminated if we breach the terms of the license and fail to cure the breach within a specified period. Our inability to obtain, maintain or comply with any of these licenses could delay development until equivalent technology can be identified, licensed and integrated, which would harm our business, financial condition and results of operations.

Most of our third-party licenses are non-exclusive and our competitors may obtain the right to use any of the technology covered by these licenses to compete directly with us. Our use of third-party technologies exposes us to increased risks, including, but not limited to, risks associated with the integration of new technology into our solutions, the diversion of our resources from development of our own internally developed technology and our inability to generate revenue from licensed technology sufficient to offset associated acquisition and maintenance costs. In addition, if our data suppliers choose to discontinue support of the licensed technology in the future, we might not be able to modify or adapt our own solutions.

Our use of “open source” software could adversely affect our ability to offer our services and subject us to possible litigation.

We use open source software in connection with our technology-enabled platform, the Privia Technology Solution and our Privia operating model. Companies that incorporate open source software into their technologies have, from time to time, faced claims challenging the use of open source software and/or compliance with open source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software or claiming noncompliance with open source licensing terms. Some open source software licenses require users who use software containing open source software to publicly disclose all or part of the source code to such software and/or make available any derivative works of the open source code, which could include valuable proprietary code of the user, on unfavorable terms or at no cost. While we monitor the use of open source software and try to ensure that none is used in a manner that would require us to disclose our internally developed source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. Any requirement to disclose our internally developed source code or pay damages for breach of contract could have a material adverse effect on our business, financial condition and results of operations and could help our competitors develop services that are similar to or better than ours.

If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from the commercialization of our services that contained the open source software, engaged in costly redesign efforts, and required to comply with onerous conditions or restrictions on these services, which could disrupt the distribution of services. From time to time, there have been claims challenging the ownership rights in open source software against companies that incorporate it into their products and the licensors of such open source software provide no warranties or indemnities with respect to such claims. As a result, we could be subject to lawsuits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our business, financial condition and results of operations, or require us to devote additional research and development resources to change our services. Some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis, which, if not properly addressed, could negatively affect the performance of our platform. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our technology-enabled platform and service, we may be required to re-engineer our platform, discontinue the commercialization of our platform or take other remedial actions, any of which could adversely impact our business, financial condition and results of operations.

We depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.

Our success depends largely upon the continued services of our senior management team and other key employees. We rely on our leadership team in the areas of operations, provision of medical services, information technology and security, marketing, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. Our employment agreements with our executive officers and other key personnel do not require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of the members of our senior management team, or other key employees, could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business.

Our Medical Groups are concentrated in Virginia, Maryland, the District of Columbia, Texas, Tennessee, Florida, and Georgia, and we may not be able to successfully establish a presence in new geographic markets.

A substantial portion of our revenue is driven by our medical practices in Virginia, Maryland, the District of Columbia, Texas, Tennessee, Florida, and Georgia. As a result, our exposure to many of the risks described herein are not mitigated by a diversification of geographic focus. Furthermore, due to the concentration of our operations in these states, our business may be adversely affected by economic conditions, natural disasters, contagious disease outbreaks, including COVID-19, political unrest, and other conditions over which we have no control that disproportionately affect these states as compared to other states. Such conditions could adversely affect our operating results and disrupt the operation of our Medical Groups and Privia Providers.

To continue to expand our operations to other regions of the United States, we will have to devote resources to identifying and exploring such perceived opportunities. Thereafter, we will have to, among other things, recruit and retain qualified personnel, develop new Medical Groups and establish new relationships with physicians and other healthcare providers. In addition, we would be required to comply with laws and regulations of states that may differ from the ones in which we currently operate, and could face competitors with greater knowledge of such local markets. We anticipate that further geographic expansion will require us to make a substantial investment of management time, capital and/or other resources. There can be no assurance that we will be able to continue to successfully expand our operations in any new geographic markets.

Our overall business results may suffer from an economic downturn.

During periods of high unemployment, such as we are experiencing related to the COVID-19 pandemic, governmental entities often experience budget deficits as a result of increased costs and lower than expected tax collections. These budget deficits at federal, state and local government entities have decreased, and may continue to decrease, spending for federal health care programs, including Medicare, Medicaid and similar programs, which represent significant payer sources for our Medical Groups. Other risks we face during periods of high unemployment include potential declines in the patient base, potential increases in the uninsured and underinsured populations, which would negatively impact our payer mixes, a contracting of discretionary spending by our patient base, which could negatively affect demand for the services of our Privia Physicians, and further difficulties in our collecting patient co-payment and deductible receivables.

We must attract and retain highly qualified personnel, including non-physician clinicians, in order to execute our growth plan.

Competition for highly qualified personnel with healthcare experience is intense. We and our Medical Groups have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Further, Privia Physicians may have similar difficulty in hiring and retaining support staff. Many of the companies and healthcare providers with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies or healthcare providers, their former employees may attempt to assert that these employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected. Further, such scarcity and demand can significantly drive up labor costs associated with hiring and retaining highly qualified personnel, which would negatively affect our results of operations, financial condition and cash flows.

Our management team has limited experience managing a public company.

Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture and our business may be harmed.

We believe that our culture has been and will continue to be a critical contributor to our success. We expect to continue to hire aggressively as we expand, and we believe our corporate culture has been crucial in our success and our ability to attract highly skilled personnel. If we do not continue to develop our corporate culture or maintain and preserve our core values as we grow and evolve, we may be unable to foster the innovation, curiosity, creativity, focus on execution, teamwork and the facilitation of critical knowledge transfer and knowledge sharing we believe we need to support our growth. Moreover, liquidity available to our employee security holders following this offering could lead to disparities of wealth among our employees, which could adversely impact relations among employees and our culture in general. Our anticipated headcount growth and our transition from a private company to a public company may result in a change to our corporate culture, which could harm our business.

If certain of our vendors do not meet our needs, if there are material price increases on vendor services and products, if we do not price our services correctly, if our Medical Groups are not reimbursed or adequately reimbursed for the costs of any vendor services or products borne by such Medical Groups, or if we are unable to effectively access new or replacement services or products, it could negatively impact our ability to effectively provide the services we offer and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We have vendors that may be the sole or primary source of certain services, products or technology critical to the services either we or our Privia Providers furnish, or to which we have committed obligations to make purchases, sometimes at particular prices. If any of these vendors do not meet our needs for the services or products they supply, including in the event of a product recall, shortage or dispute, and we are not able to find adequate alternative sources, if we experience material price increases from these vendors that we are unable to mitigate, or if the costs of some of the products or services that we purchase are borne by our Medical Groups and such Medical Groups are not reimbursed or not adequately reimbursed for such products or services, it could have a material adverse impact on our business, results of operations, financial condition and cash flows. In addition, the technology related to the services or products critical to the services we provide is subject to new developments that may result in superior products. If we are not able to access new or replacement services or products on a cost-effective basis or if vendors are not able to fulfill our requirements for such services or products, or unable to scale as fast as our operations grow, we could face Privia Physician attrition and other negative consequences which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

With respect to any Medicare Advantage plans with which our Medical Groups participate, our records and submissions to such plans may contain inaccurate or unsupportable information regarding risk adjustment scores of such plan’s enrollees, which could cause us to overstate or understate the average health care burden of such population, which could result in an incorrect statement of our revenue and could subject us and our Medical Groups to various penalties.

We submit, on behalf of our participating Medical Groups, applicable Medicare Advantage plans, claims and encounter data that is used to establish the annual, average Medicare Risk Adjustment Factor, or RAF, scores attributable to the Medical Group’s plan enrollee population. These RAF scores determine, in part, the revenue to which the health plans and, in turn, our Medical Groups are entitled for the provision of medical care to such population. The data submitted to CMS by each health plan is based, in part, on medical charts and diagnosis codes that our Privia Providers prepare and we submit to the health plans. Each health plan generally relies on us and our Privia Providers to appropriately document and support such RAF data in our medical records. Each health plan also relies on us and our Privia Providers to appropriately code claims for medical services provided to members. Erroneous claims and erroneous encounter records and submissions could result in inaccurate revenue and risk adjustment payments, which may be subject to correction or retroactive adjustment in later periods. This corrected or adjusted information may be reflected in financial statements for periods subsequent to the period in which the revenue was recorded. We might also need to refund a portion of the revenue that we received, which refund, depending on its magnitude, could damage our relationship with the applicable health plan and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Additionally, CMS audits Medicare Advantage plans for documentation to support RAF-related payments for enrollees chosen at random. The Medicare Advantage plans ask providers to submit the underlying documentation for members that they serve. It is possible that claims associated with members with higher RAF scores could be subject to more scrutiny in a CMS or plan audit. There is a possibility that a Medicare Advantage plan may seek repayment from us, our ACOs, or our Medical Groups should CMS make any payment adjustments to the Medicare Advantage plan as a result of its audits. In 2018, the Department of Justice, or the DOJ, reached a $270 million settlement agreement with HealthCare Partners Holdings, LLC based upon the organization’s internal coding policies and provider education that resulted in the submission of inappropriate diagnosis codes, and the inappropriate capture of historical diagnoses both of which inflated the organization’s RAF scores and resulted in inflated payment rates. The DOJ alleged that such submissions constituted a civil False Claims Act violation.

There can be no assurance that a Medicare Advantage plan in which our Medical Groups participate will not be randomly selected or targeted for review by CMS or that the outcome of such a review will not result in a material adjustment in our revenue and profitability, even if the information we submitted to the plan is accurate and supportable. Further, although we have built safeguards in our provider education efforts and unreported diagnoses review, there can be no assurance that the CMS, the DOJ, the OIG, or a whistleblower would not allege such action constitutes a civil False Claims Act violation or, if pursued that we could successfully defend against such allegation. In such event, even if we successfully defend against it, such an allegation could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and result in adverse publicity.

If the estimates and assumptions we use to determine the size of our total addressable market, or TAM, are inaccurate, our future growth rate may be impacted and our business would be harmed.

Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates and forecasts in this prospectus relating to the size and expected growth of the TAM for available physicians with which our Medical Groups can affiliate may prove to be inaccurate. Even if the markets in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all.

The principal assumptions relating to our determination of the TAM includes determining the total number of physicians in the geographic market reduced by hospital employed physicians and other Privia Physicians in the market that are unlikely to change their existing relationships. This calculation may not take into account physicians who are not currently available because of an exclusive arrangement with an intermediary entity or because the physician is locked out of moving while awaiting payment pursuant to a VBC arrangement. In addition to a sufficiently large TAM to allow us to affiliate with a sufficiently large number of physicians to make the market economically viable, each market is evaluated to determine if there is sufficient reimbursement variation in fee schedules paid by commercial payers to physicians to create sufficient economic opportunity to allow such physicians to embrace our Privia operating model. Our targeted TAM is also based on the assumption that the strategic approach that our solution enables for potential Privia Physicians will be more attractive to our available physicians than many competing opportunities. If these assumptions prove inaccurate, our business, financial condition and results of operations could be adversely affected.

Risks Related to the COVID-19 Pandemic

The use of funds made available under the CARES Act by our Medical Groups and Privia Physicians’ Affiliated Practices could adversely affect our business.

Although we have recovered patient volume losses that arose during the first wave of the COVID-19 pandemic and were able to mitigate some of our Privia Physicians’ revenue losses though the scaling of our proprietary telehealth solution to our Medical Groups, the full impact of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods. Further, some of our Privia Physicians and/or their Affiliated Practices may have outstanding loan obligations under the Paycheck Protection Program implemented pursuant to the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act. Although we are not liable for such loan amounts, our Privia Physicians’ inability to either have such loan amounts forgiven or pay such loan amounts could negatively impact our business, including due to responding to Privia Physician bankruptcy filings and, potentially, federal seizure of assets, including federal health care program funds, which could include funds owing to us, such as management fees. Although our claims to such amounts may ultimately be released, the cost of collections could increase from our standard business model, which will negatively affect both our revenue and profits.

Because of the Paycheck Protection Program affiliation rules, none of our Owned Medical Groups (as opposed to our Privia Physicians’ Affiliated Practices) borrowed any amounts under the program. One of the Non-Owned Medical Groups did partake in the Paycheck Protection Program, but the outstanding balance has already been forgiven. Likewise, none of our Medical Groups partook of CMS’ Accelerated and Advance Payment Programs under the CARES Act. Each of our Medical Groups did, however, accept funds distributed by HHS under the Provider Relief Fund enacted as part of the CARES Act. Given that each of our Medical Groups received in excess of $10,000 under the Provider Relief Fund, each Medical Group is subject to HHS’ reporting requirements for the use of such funds in 2021. Two of our Owned Medical Groups are subject to heightened reporting requirements for providers receiving more than $500,000 from the Provider Relief Fund. Although none of the Owned Medical Groups have yet reported, given changes arising from The Consolidated Appropriations Act, 2021 and additional guidance issued by HHS, we believe the Owned Medical Groups have more than sufficient losses when comparing 2020 actual patient care revenue to 2020 budgeted patient care revenue. These two Owned Medical Groups will also be subject to Single Audit requirements, as set forth in the regulations at 45 C.F.R. §75.501, which will require the recipients to maintain appropriate records and cost documentation, and may be subject to additional audits by HHS, the OIG or the Pandemic Response Accountability Committee.

Any recipient identified as providing inaccurate information will be subject to recoupment and deliberate omission, misrepresentation or falsification of any information associated with such reporting may be punishable by criminal, civil or administrative penalties, including but not limited to revocation of Medicare billing privileges, exclusion from federal health care programs, and/or the imposition of fines, civil damages and/or imprisonment. The law relative to the Provider Relief Fund as well as guidance from HHS continues to evolve and we cannot say definitively whether the funds were appropriately utilized by the Owned Medical Groups until the reporting has been submitted and approved by HHS. In the event that such funds were used inappropriately, it would be necessary to reimburse HHS for Provider Relief Funds received by our Owned Medical Groups, which would have a material adverse effect on our business, financial condition, and operations. Further, a failure to adequately report and maintain records related to the use of amounts from the Provider Relief Funds would likely have a materially adverse effect on our business, financial condition and the results of operations.

As the public health emergency for the COVID-19 pandemic continues, access to, and demand for, our services may be limited, which could adversely affect our business.

Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our common stock. We cannot predict how long the public health emergency for the COVID-19 pandemic will continue. Given recent and potential future increases in both positive test results and COVID-19 hospitalizations, we anticipate that some state and local jurisdictions in our current markets may again impose “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions have resulted in largely remote operations at our headquarters and reduced staffing and services at some of our Medical Groups and Privia Physicians’ Affiliated Practices, work stoppages and slowdowns among some of our vendors and suppliers, slowdowns and delays, travel restrictions and cancellation of elective procedures and reduction in our in-person sales activity, thereby significantly and potentially negatively impacting our operations. Other disruptions or potential disruptions include restrictions on the ability of our personnel to travel; inability of our suppliers to manufacture goods and to deliver these to us on a timely basis, or at all; inventory shortages or obsolescence; delays in actions of regulatory bodies; diversion of or limitations on employee resources that would otherwise be focused on the operations of our business, including because of sickness of employees or their families or the desire of employees to avoid contact with groups of people; business adjustments or disruptions of certain third parties; and additional government requirements or other incremental mitigation efforts. The extent to which the current wave, or subsequent waves, of the COVID-19 pandemic impact our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity and spread of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. In addition, the COVID-19 virus disproportionately impacts older adults, especially those with chronic illnesses, which includes many of our patients, which could strain the resources of our physician’s practices.

Even without government restrictions on travel and our operations, patients may again become reluctant to seek necessary care given the risks of the COVID-19 pandemic. This could have the effect of reducing the revenue of our Medical Groups and our resulting management fees. Such reluctance may result in deferring necessary healthcare services that may adversely affect the health of such patients which may exacerbate health conditions and increase the cost of care in the future, which may adversely affect our VBC performance or divert patients from our Privia Physicians to more expensive and intense providers of services. Further, as a result of the COVID-19 pandemic, we may experience slowed growth or a decline in new patient demand. We also may experience increased internal and third-party medical costs as we provide care for patients suffering from COVID-19. In addition, we may face increased competition due to changes to our competitors’ products and services, including modifications to their terms, conditions, and pricing that could materially adversely impact our business, results of operations, and overall financial condition in future periods.

If the COVID-19 pandemic worsens, especially in regions where we have offices or Medical Groups, our business activities originating from affected areas could be adversely affected. Disruptive activities could include business closures in impacted areas, further restrictions on our employees’ and service providers’ ability to travel, impacts to productivity if our employees or their family members experience health issues, and potential delays in hiring and onboarding of new employees. We may take further actions that alter our business operations as may be required by local, state, or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity, or patient retention, any of which could harm our financial condition and business operations.

Further government restrictions in response to the COVID-19 pandemic could also cause our third-party data center hosting facilities and cloud computing platform providers, which are critical to our infrastructure, to shut down their business, experience security incidents that impact our business, delay or disrupt performance or delivery of services, or experience interference with the supply chain of hardware required by their systems and services, any of which could materially adversely affect our business. In addition, the COVID-19 pandemic has resulted in our employees and those of many of our vendors working from home and conducting work via the internet, and if the network and infrastructure of internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’, and our customers’ and vendors’ employees’, access to the internet to conduct business could be negatively impacted. Limitations on access or disruptions to services or goods provided by or to some of our suppliers and vendors upon which our technology-enabled platform and business operations relies, could interrupt our ability to provide our technology-enabled platform, decrease the productivity of our workforce, and significantly harm our business operations, financial condition, and results of operations.

Our technology-enabled platform and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusion, ransomware, and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks and to leverage fears promulgated by the COVID-19 pandemic. The success of any of these unauthorized attempts could substantially impact our technology-enabled platform, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately our business. Any actual or perceived security incident also may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities.

The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry, or employee events; and the effect on our partners and supply chains, all of which are uncertain and cannot be predicted.

To the extent the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, including but not limited to those relating to cyber-attacks and security vulnerabilities, interruptions or delays due to third parties, or our ability to raise additional capital or generate sufficient cash flows necessary to fulfill our obligations under our existing indebtedness or to expand our operations.

Risks Related to Regulation

If we fail to substantially comply with to all applicable federal and state healthcare laws including laws, regulations and agency guidance related to federal health care programs, we could suffer severe consequences that could have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price.

As discussed in “Risks Related to Our Business and Our Industry” our operations, financial relationships with our Owned Medical Groups and Privia Physicians’ Affiliated Practices, our financial relationships with Privia Physicians, our business structure, claim submission, coding, participation in the Medicare Shared Savings Program, provision of management services to our Owned Medical Groups and Privia Physicians’ Affiliated Practices, use and disclosure of PHI and PII, etc., are subject to extensive federal, state and local laws, regulations, and agency guidance.

We endeavor to comply with all such legal requirements. To assist with these efforts, we have developed and maintain a corporate compliance program applicable to all of our subsidiaries (except our ACOs, as explained herein), which was modeled off of the Federal Sentencing Guidelines and relevant guidance from the OIG. Additionally, we review and, if necessary, update the compliance program on at least an annual basis, mandate annual training for our employees, Privia Physicians and their staff members, we review on a monthly basis all of our employees and Privia Physicians against the applicable exclusion databases, we maintain an anonymous reporting mechanism for compliance concerns, we mandate adoption of a compliance program comparable to our program by all of our Privia Physicians’ Affiliated Practices, we have initiated annual vendor acknowledgement of their obligations under our compliance program, we have a chief compliance officer that reports to the Board, local and corporate level compliance committees, and we audit within 30 days of affiliation the accuracy of our Privia Physicians and other providers’ coding and documentation and, if they achieve the threshold accuracy standard, annually thereafter.

We utilize considerable internal and outside resources to monitor laws and regulations, review unique fact situations, and implement necessary changes to either our operations or compliance program. However, the laws and regulations in these areas are complex, changing and often subject to varying interpretations. As a result, there is no guarantee that we will be able to comply with all of the laws and regulations that apply to our business or that our compliance program will be found effective for purposes of mitigating potential penalties, and such failures could have a material adverse impact on our business, results of operations, financial condition, cash flows and reputation. For example, if an enforcement agency were to challenge the level of compensation that we pay physician affiliates or our business structure, we could be required to change our practices, face criminal or civil penalties, pay substantial fines or otherwise experience a material adverse impact on our business, results of operations, financial condition, cash flows and reputation as a result. Similarly, if we fail to report and return federal health care program overpayments within 60 days of when such overpayment is identified and quantified, we could face penalties pursuant to the civil False Claims Act. These obligations to report and return overpayments could subject our procedures for identifying and processing overpayments to greater scrutiny.

Further, regardless of our compliance efforts, we may in the future be subject to investigations and audits by state or federal health care programs and/or private civil qui tam complaints filed by relators and other lawsuits, demands, claims and legal proceedings, including investigations or other actions resulting from our obligation to self-report suspected violations of law. Responding to subpoenas, investigations and other lawsuits, claims and legal proceedings as well as defending ourselves in such matters will continue to require management’s attention and cause us to incur significant legal expense. Negative findings or terms and conditions that we might agree to accept as part of a negotiated resolution of pending or future legal or regulatory matters could result in, among other things, substantial financial penalties or awards against us, substantial payments made by us, harm to our reputation, required changes to our business practices, exclusion from future participation in the Medicare, Medicaid and other federal health care programs and, in certain cases, criminal penalties, any of which could have a material adverse effect on us. It is possible that criminal proceedings may be initiated against us and/or individuals in our business in connection with investigations by the federal government.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could significantly harm our business.

We have legal and contractual obligations regarding confidentiality and the protection and appropriate use of PII, PHI and other proprietary or confidential information. Data privacy has become a significant issue in the United States and around the world. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, use, storage and disclosure of personal information and breach notification procedures. We are also required to comply with laws, rules and regulations relating to data security. Interpretation of these laws, rules and regulations and their application to our platform is ongoing and cannot be fully determined at this time. Complying with privacy and data protection laws and regulations may cause us to incur substantial operational costs or require us to change our business practices. For example, we may be, or may in the future become, subject to stringent and changing privacy laws and regulations including the General Data Protection Regulation, or GDPR. Despite our efforts to bring our operations into compliance with applicable laws and regulations, we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental and regulatory entities, customers, data subjects or others. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing privacy and security practices or the features of our platform. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our platform, which could have an adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and adversely affect our business, results of operations and financial condition.

Additionally, we publish privacy policies and other documentation regarding our collection, processing, use and disclosure of personal information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, contractors, service providers or vendors fail to comply with our published policies and documentation. Such failures can subject us to potential local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Claims that we have violated individuals’ privacy rights or failed to comply with data protection laws or applicable privacy notices, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Our use, disclosure, and other processing of personally identifiable information, including health information, is subject to HIPAA and other federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm and, in turn, a material adverse effect on our patient base and revenue.

Numerous state and federal laws and regulations govern the collection, dissemination, use, privacy, confidentiality, security, availability, integrity, and other processing of PHI and PII. These laws and regulations include HIPAA. HIPAA establishes a set of national privacy and security standards for the protection of PHI by health plans, healthcare clearinghouses and certain healthcare providers, referred to as covered entities, and the business associates with whom such covered entities contract for services.

HIPAA requires covered entities, such as us, our Owned or Non-Owned Medical Groups, and their business associates to develop and maintain policies and procedures with respect to PHI that is used or disclosed, including the adoption of administrative, physical and technical safeguards to protect such information. Our Medical Groups are all participants in an Affiliated Covered Entity under HIPAA, which allows us to share certain HIPAA compliance efforts but also provides for joint and several liability for HIPAA violations among all the participants in the Affiliated Covered Entity, which could result in the Office for Civil Rights, or OCR, imposing liability on one of our Owned Medical Groups and we would have to pursue contribution among the other members, which may be difficult to actually collect. HIPAA also implemented the use of standard transaction code sets and standard identifiers that covered entities must use when submitting or receiving certain electronic healthcare transactions, including activities associated with the billing and collection of healthcare claims. In addition to our status as a covered entity, our management services organizations and ACOs are “business associates” to our Medical Groups and ACO participants.

Penalties for violations of HIPAA and its implementing regulations start at $100 per violation and are not to exceed $50,000 per violation, subject to a cap of $1.5 million for violations of the same standard in a single calendar year. However, a single breach incident can result in violations of multiple standards. HIPAA also authorizes state attorneys general to file suit on behalf of their residents. Courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. While HIPAA does not create a private right of action allowing individuals to sue us in civil court for violations of HIPAA, its standards have been used as the basis for duty of care in state civil suits such as those for negligence or recklessness in the misuse or breach of PHI.

In addition, HIPAA mandates that the Secretary of HHS conduct periodic compliance audits of HIPAA covered entities and business associates for compliance with the HIPAA Privacy and Security Standards. It also tasks HHS with establishing a methodology whereby harmed individuals who were the victims of breaches of unsecured PHI may receive a percentage of the Civil Monetary Penalty fine paid by the violator.

HIPAA further requires that patients be notified of any unauthorized acquisition, access, use or disclosure of their unsecured PHI that compromises the privacy or security of such information, with certain exceptions related to unintentional or inadvertent use or disclosure by employees or authorized individuals. HIPAA specifies that such notifications must be made “without unreasonable delay and in no case later than 60 calendar days after discovery of the breach.” If a breach affects 500 patients or more, it must be reported to HHS without unreasonable delay, and HHS will post the name of the breaching entity on its public website. Breaches affecting 500 patients or more in the same state or jurisdiction must also be reported to the local media. If a breach involves fewer than 500 people, the covered entity must record it in a log and notify HHS at least annually.

We are also subject to a provision of the federal 21st Century Cures Act that is intended to facilitate the appropriate exchange of health information. In May 2020, the United States Department of Health and Human Services Office of the National Coordinator for Health Information Technology and CMS issued complementary new rules that are intended to clarify provisions of the 21st Century Cures Act regarding interoperability and information blocking and create significant new requirements for healthcare industry participants. It is unclear at this time what the costs of compliance with the new rules will be, and what additional risks there may be to our business.

Numerous other federal and state laws and regulations protect the confidentiality, privacy, availability, integrity and security of PHI and other types of PII. State statutes and regulations vary from state to state, and these laws and regulations in many cases are more restrictive than, HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changed or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. In the event that new data security laws are implemented, we may not be able to timely comply with such requirements, or such requirements may not be compatible with our current processes. Changing our processes could be time consuming and expensive, and failure to timely implement required changes could subject us to liability for non-compliance. Some states may afford private rights of action to individuals who believe their PII has been misused. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us and potentially restricts our ability to collect, use and disclose data and exposes us to additional expense, adverse publicity and liability.

While we have implemented data privacy and security measures in an effort to comply with applicable laws and regulations relating to privacy and data protection, some PHI and other PII or confidential information is transmitted to us by third parties, who may not implement adequate security and privacy measures, and it is possible that laws, rules and regulations relating to privacy, data protection, or information security may be interpreted and applied in a manner that is inconsistent with our practices or those of third parties who transmit PHI and other PII or confidential information to us. Further, any PHI or other PII residing with a Privia Physicians’ legacy practice entity pursuant to our Support Services Agreement with such entity may not be subject to adequate security and privacy measures, which may result in a breach of its Business Associate Agreement, or BAA, with the relevant covered entity. Although a business associate may be independently found liable for a breach of the privacy or security requirements of HIPAA, we could also be held liable for such breach as the covered entity. If we or any third parties are found to have violated such laws, rules or regulations, it could result in government-imposed fines, orders requiring that we or these third parties change our or their practices, or criminal charges, which could adversely affect our business. Complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems and compliance procedures in a manner adverse to our business.

We also publish statements to our patients and partners that describe how we use and disclose PHI. If federal or state regulatory authorities or private litigants consider any portion of these statements to be untrue, we may be subject to claims of deceptive practices, which could lead to significant liabilities and consequences, including, without limitation, costs of responding to investigations, defending against litigation, settling claims, and complying with regulatory or court orders. Any of the foregoing consequences could seriously harm our business and our financial results. Any of the foregoing consequences could have a material adverse impact on our business and our financial results.

Evolving government regulations may increase costs or negatively impact our results of operations.

In a regulatory climate that is uncertain, our business and operations may be subject to direct and indirect adoption, expansion or reinterpretation of various healthcare laws and regulations. Compliance with these future laws and regulations may require us to change our business practices at an undeterminable and possibly significant initial and recurring monetary expense. These additional monetary expenditures may increase future overhead, which could harm our results of operations.

We have identified what we believe are areas of government regulation that, if changed, could be costly to us. These include: fraud, waste and abuse laws; rules governing the practice of medicine by providers; licensure standards for doctors and behavioral health professionals; laws regulating the corporate practice of medicine could restrict the manner in which we are permitted to conduct our business, and the failure to comply with such laws could subject us to penalties or require a restructuring of our business and professional fee splitting; federal and state antitrust laws; state insurance laws and regulations regarding the assumption of risks by providers; cybersecurity and privacy laws; and tax and other laws encouraging employer-sponsored health insurance and group benefits. There could be laws and regulations applicable to our business that we have not identified or that, if changed, may be costly to us, and we cannot predict all the ways in which implementation of such laws and regulations may affect us.

In the jurisdictions in which we operate, we believe we are in substantial compliance with all applicable laws, but, due to the uncertain regulatory environment, certain jurisdictions may determine that we are in violation of their laws. In the event that we must remedy such violations, we may be required to modify our business operations and services in a manner that undermines our business operations’ or services’ attractiveness to our Privia Physicians, potential new physicians, health system partners, payers and patients, we may become subject to fines or other penalties or, if we determine that the requirements to operate in compliance in such jurisdictions are overly burdensome, we may elect to terminate our operations in such places. In each case, our revenue may decline and our business may be harmed.

Additionally, the introduction of new services may require us to comply with additional, yet undetermined, laws and regulations. Compliance may require obtaining appropriate licenses or certificates, increasing our security measures and expending additional resources to monitor developments in applicable rules and ensure compliance. The failure to adequately comply with these future laws and regulations may delay or possibly prevent some of our business operations or services from being offered to Privia Physicians, certain commercial payers and/or patients, which could harm our business.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended (“the Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs to offset future taxable income or taxes. A Code Section 382 ownership change generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. As of December 31, 2020, we had approximately $39.5 million of federal and $29.6 million of state (post-apportioned state NOL) NOL carryforwards. The federal NOL carryforwards for years before 2018 begin to expire in 2034 and the state NOL carryforwards begin to expire in 2034. Changes in the ownership of our stock in the future, including as a result of this offering or future offerings, and some of which are outside of our control, could result in an ownership change under Section 382 of the Code (or applicable state law) after such date, which could significantly limit our ability to utilize our existing and future NOL carryforwards arising at any time prior to such ownership change.

General Risks

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.

When we become a public company following this initial public offering, we will be required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in our second annual report following the completion of this offering. The process of designing and implementing internal control over financial reporting required to comply with this requirement will be time-consuming, costly and complicated. If during the evaluation and testing process we identify one or more other material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the filing of our second annual report following the completion of this offering or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

Risks Related to Our Indebtedness

Our existing indebtedness could adversely affect our business and growth prospects.

As of December 31, 2020, we had $34.1 million in principal amount outstanding under our Term Loan Facility. Our indebtedness, or any additional indebtedness we may incur, could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets or issue equity to obtain necessary funds. We do not know whether we will be able to take any of these actions on a timely basis, on terms satisfactory to us or at all.

Our indebtedness and the cash flow needed to satisfy our debt have important consequences, including:

•

limiting funds otherwise available for financing our capital expenditures by requiring us to dedicate a portion of our cash flows from operations to the repayment of debt and the interest on this debt;

•	making us more vulnerable to rising interest rates; and

•	making us more vulnerable in the event of a downturn in our business.

Our level of indebtedness may place us at a competitive disadvantage to our competitors that are not as highly leveraged. Fluctuations in interest rates can increase borrowing costs. Increases in interest rates may directly impact the amount of interest we are required to pay and reduce earnings accordingly. In addition, developments in tax policy, such as the disallowance of tax deductions for interest paid on outstanding indebtedness, could have an adverse effect on our liquidity and our business, financial conditions and results of operations.

We expect to use cash flow from operations to meet current and future financial obligations, including funding our operations, debt service requirements and capital expenditures. The ability to make these payments depends on our financial and operating performance, which is subject to prevailing economic, industry and competitive conditions and to certain financial, business, economic and other factors beyond our control.

We may not be able to generate sufficient cash flow to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful.

Our ability to make scheduled payments or to refinance outstanding debt obligations depends on our financial and operating performance, which will be affected by prevailing economic, industry and competitive conditions and by financial, business and other factors beyond our control. We may not be able to maintain a sufficient level of cash flow from operating activities to permit us to pay the principal, premium, if any, and interest on our indebtedness. Any failure to make payments of interest and principal on our outstanding indebtedness on a timely basis would likely result in penalties or defaults, which would also harm our ability to incur additional indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or seek to restructure or refinance our indebtedness. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such cash flows and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service obligations. If we cannot meet our debt service obligations, the holders of our indebtedness may accelerate such indebtedness and, to the extent such indebtedness is secured, foreclose on our assets. In such an event, we may not have sufficient assets to repay all of our indebtedness.

We may be unable to refinance our indebtedness.

We may need to refinance all or a portion of our indebtedness before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. There can be no assurance that we will be able to obtain sufficient funds to enable us to repay or refinance our debt obligations on commercially reasonable terms, or at all.

The terms of our Credit Agreement restrict our current and future operations, particularly our ability to respond to changes or to take certain actions.

The Credit Agreement contains a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests, including restrictions on our ability to:

•	incur additional indebtedness or other contingent obligations;

•	create liens;

•	make investments, acquisitions, loans and advances;

•	consolidate, merge, liquidate or dissolve;

•	sell, transfer or otherwise dispose of our assets;

•	pay dividends on our equity interests or make other payments in respect of capital stock; and

•	materially alter the business we conduct.

You should read the discussion under the heading “Description of Certain Indebtedness” for further information about these covenants.

The restrictive covenants in the Credit Agreement require us to satisfy certain financial condition tests. Our ability to satisfy those tests can be affected by events beyond our control.

A breach of the covenants or restrictions under the Credit Agreement could result in an event of default under such document. Such a default may allow the creditors to accelerate the related debt, which may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event the holders of our indebtedness accelerate the repayment, we may not have sufficient assets to repay that indebtedness or be able to borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms or on terms acceptable to us. As a result of these restrictions, we may be:

•	limited in how we conduct our business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions, along with restrictions that may be contained in agreements evidencing or governing other future indebtedness, may affect our ability to grow in accordance with our growth strategy.

Our failure to raise additional capital or generate cash flows necessary to expand our operations and invest in new technologies in the future could reduce our ability to compete successfully and harm our results of operations.

We may need to raise additional funds, and we may not be able to obtain additional debt or equity financing on favorable terms or at all. If we raise additional equity financing, our security holders may experience significant dilution of their ownership interests. If we engage in additional debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness, force us to maintain specified liquidity or other ratios or restrict our ability to pay dividends or make acquisitions. In addition, the covenants in our Credit Agreement may limit our ability to obtain additional debt, and any failure to adhere to these covenants could result in penalties or defaults that could further restrict our liquidity or limit our ability to obtain financing. If we need additional capital and cannot raise it on acceptable terms, or at all, we may not be able to, among other things:

•	develop and enhance our patient services;

•	continue to expand our organization;

•	hire, train and retain employees;

•	respond to competitive pressures or unanticipated working capital requirements; or

•	pursue acquisition opportunities.

In addition, if we issue additional equity to raise capital, your interest in us will be diluted.

Risks Related to Our Common Stock and This Offering

The Lead Sponsors control us, and their interests may conflict with ours or yours in the future.

Immediately following this offering, investment entities affiliated with Goldman Sachs (collectively, “Goldman Sachs”) and Pamplona Capital Management LLP (“Pamplona” and, together with Goldman Sachs, the “Lead Sponsors”) will beneficially own or control approximately 29.7% and 21.4%, respectively (based on the assumed initial public offering price of $22.00 per share, which is the midpoint of the range on the cover of this prospectus, which calculation is preliminary and subject to change), of our common stock, or 28.9% and 20.8% if the underwriters exercise in full their option to purchase additional shares, which means that, based on their combined percentage voting power held after the offering, the Lead Sponsors together will control the vote of all matters submitted to a vote of our shareholders, which will enable them to control the election of the members of the Board and all other corporate decisions. Even when the Lead Sponsors cease to own shares of our stock representing a majority of the total voting power, for so long as the Lead Sponsors continue to own a significant percentage of our stock, the Lead Sponsors will still be able to significantly influence the composition of our Board and the approval of actions requiring shareholder approval. Accordingly, for such period, the Lead Sponsors will have significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers, decisions on whether to raise future capital and amending our amended and restated charter and amended and restated bylaws, which govern the rights attached to our common stock. In particular, for so long as the Lead Sponsors continue to own a significant percentage of our stock, the Lead Sponsors will be able to cause or prevent a change of control of us or a change in the composition of our Board and could preclude any unsolicited acquisition of us. The concentration of ownership could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of us and ultimately might affect the market price of our common stock.

In addition, in connection with this offering, we will enter into the Shareholder Rights Agreement (defined herein) that provides each Lead Sponsor the right to designate: (i) three of the nominees for election to our Board for so long as each beneficially owns at least 15% of our common stock then outstanding; (ii) two of the nominees for election to our Board for so long as each beneficially owns less than 15% but at least 10% of our common stock then outstanding; and (iii) one of the nominees for election to our Board for so long as each beneficially owns less than 10% but at least 5% of our common stock then outstanding. The Lead Sponsors may also assign such right to their affiliates. The Shareholder Rights Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Lead Sponsors. In addition, for so long as either Lead Sponsor owns at least 15% of the common stock, its consent will be required for certain corporate actions, including a change of control; acquisitions or dispositions of assets in an amount exceeding 15% of our total assets; the issuance of equity by us or any of our subsidiaries (other than under equity incentive plans that have received the prior approval of our board of directors) in an amount exceeding $50 million; the incurrence of indebtedness by us or any of our subsidiaries in an amount exceeding $50 million; amendments to our amended and restated certificate of incorporation or amended and restated bylaws; changes to our strategic direction or scope of its business; any change in the size of our board of directors; the hiring or termination of the Chief Executive Officer, Chief Financial Officer and Chief Operational Officer; and approval of annual budget. See “Certain Relations and Related Party Transactions—Shareholder Rights Agreement” for more details with respect to the Shareholder Rights Agreement.

The Lead Sponsors and their affiliates engage in a broad spectrum of activities, including investments in the healthcare industry generally. In the ordinary course of their business activities, the Lead Sponsors and their affiliates may engage in activities where their interests conflict with our interests or those of our other shareholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of our business or are suppliers or customers of ours. Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering will provide that none of the Lead Sponsors, any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or its affiliates will have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. The Lead Sponsors also may pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. In addition, the Lead Sponsors may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to you.

Upon listing of our shares on the Nasdaq Global Select Market, we will be a “controlled company” within the meaning of the rules of the NASDAQ.

After completion of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the NASDAQ. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our Board consist of independent directors;

•

the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we do not intend to utilize these exemptions.

We are an “emerging growth company” and we expect to elect to comply with reduced public company reporting requirements, which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we are eligible for certain exemptions from various public company reporting requirements. These exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements, (iii) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved, (iv) not being required to provide audited financial statements for the year ended December 30, 2018, or five years of Selected Consolidated Financial Data in this prospectus and (v) an extended transition period to comply with new or revised accounting standards applicable to public companies. We could be an emerging growth company for up to five years after the first sale of our common stock pursuant to an effective registration statement under the Securities Act, which fifth anniversary will occur in 2026. If, however, certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non- convertible debt in any three-year period, we would cease to be an emerging growth company prior to the end of such five-year period. We have made certain elections with regard to the reduced disclosure obligations regarding executive compensation in this prospectus and may elect to take advantage of other reduced disclosure obligations in future filings. In addition, we will choose to take advantage of the extended transition period to comply with new or revised accounting standards applicable to public companies. As a result, the information that we provide to holders of our common stock may be different than you might receive from other public reporting companies in which you hold equity interests. We cannot predict if investors will find our common stock less attractive as a result of reliance on these exemptions. If some investors find our common stock less attractive as a result of any choice we make to reduce disclosure, there may be a less active trading market for our common stock and the market price for our common stock may be more volatile.

The requirements of being a public company may strain our resources and distract our management, which could make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Sarbanes-Oxley Act, the listing requirements of NASDAQ and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual, quarterly and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert our management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of our management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and there could be a material adverse effect on our business, financial condition and results of operations.

Provisions of our corporate governance documents could make an acquisition of us more difficult and may prevent attempts by our shareholders to replace or remove our current management, even if beneficial to our shareholders.

In addition to the Lead Sponsors’ estimated beneficial ownership of a combined 51.1% of our common stock after this offering (or 49.7% if the underwriters exercise in full their option to purchase additional shares), based on the assumed initial public offering price of $22.00 per share, which is the midpoint of the range on the cover of this prospectus, which calculation is preliminary and subject to change, our amended and restated certificate of incorporation and amended and restated bylaws to be effective in connection with the closing of this offering and the Delaware General Corporation Law (the “DGCL”), contain provisions that could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our shareholders. Among other things, these provisions:

•

allow us to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without shareholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of shareholders;

•

provide for a classified board of directors with staggered three-year terms, from and after the date on which the Lead Sponsors beneficially own, in the aggregate, less than 25% of our common stock then outstanding;

•

prohibit shareholder action by written consent and shareholder special meetings as well as permit removal of directors only for cause from and after the date on which the Lead Sponsors beneficially own, in the aggregate, less than 25% of our common stock then outstanding;

•

provide that any amendment, alteration, rescission or repeal of our amended and restated bylaws by our shareholders will require the affirmative vote of the holders of at least 66.6% in voting power of all the then-outstanding shares of our stock entitled to vote thereon, voting together as a single class, from and after the date on which the Lead Sponsors beneficially own, in the aggregate, less than 25% of our common stock then outstanding; and

•

establish advance notice requirements for nominations for elections to our Board or for proposing matters that can be acted upon by shareholders at shareholder meetings, provided, however, that at any time when a Lead Sponsor beneficially owns, in the aggregate, at least 25% of our common stock then outstanding, such advance notice procedure will not apply to that Lead Sponsor.

Our amended and restated certificate of incorporation to be effective in connection with the closing of this offering will contain a provision that provides us, from and after the date on which the Lead Sponsors beneficially own, in the aggregate, less than 25% of our common stock then outstanding, with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with a person (excluding the Lead

Sponsors and any of their direct or indirect transferees and any group as to which such persons are a party), unless board or shareholder approval is obtained prior to the acquisition. See “Description of Capital Stock—Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Our Bylaws.” These provisions could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and cause us to take other corporate actions you desire, including actions that you may deem advantageous, or negatively affect the trading price of our common stock. In addition, because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our shareholders to replace current members of our management team.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for shareholders or potential acquirers to obtain control of our Board or initiate actions that are opposed by our then-current Board, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our amended and restated certificate of incorporation to be effective in connection with the closing of this offering, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our shareholders, (3) any action asserting a claim against us arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws or (4) any other action asserting a claim against us that is governed by the internal affairs doctrine; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action”, will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the provisions of our amended and restated certificate of incorporation described above. See “Description of Capital Stock—Exclusive Forum.” The forum selection clause in our amended and restated certificate of incorporation may have the effect of discouraging lawsuits against us or our directors and officers and may limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. You will experience immediate dilution of $20.40 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the assumed initial public offering price of $22.00, which is the midpoint of the range on the cover of this prospectus. In addition, purchasers of common stock in this offering will have contributed 48.1% of the aggregate price paid by all purchasers of our common stock (including 4,181,818 shares for the Anthem Private Placement) but will own only approximately 6.8% of our common stock outstanding after this offering. See “Dilution” for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although our common stock has been approved for listing on NASDAQ under the symbol “PRVA”, an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by issuing shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our operating results and stock price may be volatile, and the market price of our common stock after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. Our operating results and the trading price of our shares may fluctuate in response to various factors, including:

•	market conditions in our industry or the broader stock market;

•	actual or anticipated fluctuations in our quarterly financial and operating results;

•	introduction of new solutions or services by us or our competitors;

•	issuance of new or changed securities analysts’ reports or recommendations;

•	sales, or anticipated sales, of large blocks of our stock;

•	additions or departures of key personnel;

•	regulatory or political developments;

•	litigation and governmental investigations;

•	changing economic conditions;

•	investors’ perception of us;

•	events beyond our control such as weather and war; and

•	any default on our indebtedness.

These and other factors, many of which are beyond our control, may cause our operating results and the market price and demand for our shares to fluctuate substantially. Fluctuations in our quarterly operating results could limit or prevent investors from readily selling their shares and may otherwise negatively affect the market price and liquidity of our shares. In addition, given the relatively small expected public float of shares of our common stock on NASDAQ, the trading market for our shares may be subject to increased volatility. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our shareholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business, which could significantly harm our profitability and reputation.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have 102,967,635 outstanding shares of common stock assuming an initial public offering price of $22.00, which is the midpoint of the range on the cover of this prospectus. This includes shares that we are selling in this offering, which may be resold in the public market immediately. Following the consummation of this offering, shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under lock-up agreements executed in connection with this offering described in “Underwriting (Conflicts of Interest)” and restricted from immediate resale under the federal securities laws as described in “Shares Eligible for Future Sale.” All of these shares will, however, be able to be resold after the expiration of the lock-up period, as well as pursuant to customary exceptions thereto or upon the waiver of the lock-up agreement by on behalf of the underwriters. We also intend to register shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Because we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

We do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our stock price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our stock price could decline.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue one or more series of preferred stock. Our Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium to the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements under the captions “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.” You should specifically consider the numerous risks outlined under “Risk Factors.” These risks and uncertainties include factors related to:

•

the heavily regulated industry in which we operate, and if we fail to comply with applicable healthcare laws and government regulations, we could incur financial penalties and become excluded from participating in government health care programs;

•	our dependence on relationships with Medical Groups, some of which we do not own;

•	our growth strategy, which may not prove viable and we may not realize expected results;

•	difficulties implementing the Privia Technology Solution for Privia Physicians and new Medical Groups;

•	the high level of competition in our industry and our failure to compete and innovate;

•	challenges in successfully establishing a presence in new geographic markets;

•	our reliance on our EMR vendor, athenahealth, Inc., which the Privia Technology Solution is integrated and built upon;

•	changes in the payer mix of patients and potential decreases in our reimbursement rates as a result of consolidation among commercial payers; and

•	our use, disclosure, and other processing of personally identifiable information, including health information, is subject to HIPAA and other federal and state privacy and security regulations.

Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this prospectus and the documents referenced in this prospectus and related exhibits in their entirety with the understanding that our actual future results, activity, and performance may differ from expectations. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $146.1 million, or approximately $206.6 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $22.00 per share (the midpoint of the range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholder.

Each $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $6.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $20.7 million, assuming the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering primarily for general corporate purposes, including working capital, research and development, business development, sales and marketing activities and capital expenditures. We may also use a portion of the net proceeds, to acquire or invest in complementary businesses, technologies or other assets, although we currently have no agreements or understandings with respect to any such acquisitions or investments.

Our expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions. At this time, we have not specifically identified a large single use for which we intend to use the net proceeds, and, accordingly, we are not able to allocate the net proceeds among any of these potential uses in light of the variety of factors that will impact how such net proceeds are ultimately utilized by us. We believe opportunities may exist from time to time to expand our current business through licenses with or acquisitions of, or investments in, complementary businesses, products or technologies. While we have no current agreements, commitments or understandings for any specific licenses, acquisitions or investments at this time, we may use a portion of the net proceeds for these purposes. As a result, our management will have broad discretion over the use of the net proceeds from this offering.

Pending their use, we intend to invest the net proceeds of this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings to fund the development and growth of our business and to repay indebtedness and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. Additionally, because we are a holding company, our ability to pay dividends on our common stock may be limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us. Any future determination to pay dividends will be at the discretion of our Board, subject to compliance with covenants in current and future agreements governing our and our subsidiaries’ indebtedness, and will depend on our results of operations, financial condition, capital requirements and other factors that our Board may deem relevant.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of December 31, 2020:

•	on an actual basis; and

•

on an adjusted basis to reflect the sale by us of 6,981,818 shares of common stock in this offering, at an assumed initial public offering price of $22.00 per share, the midpoint of the range set forth on the cover page of this prospectus (including 4,181,818 shares for the Anthem Private Placement).

This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto appearing elsewhere in this prospectus.

	December 31, 2020
	Actual	As Adjusted (1)
	(in thousands)
Cash and cash equivalents	$84,633	$230,737

Long-term debt(2)	32,784	32,784
Stockholders’ equity:
Common stock, $0.01 par value per share, 1,000,000,000 shares authorized, 95,985,817 shares outstanding actual and 102,967,635 shares outstanding as adjusted	960	1,030
Additional paid-in capital	165,666	311,700
Accumulated deficit	(19,878)	(19,878)
Non-controlling interest	(3,096)	(3,096)

Total stockholders’ equity	143,652	289,756

Total capitalization	$176,436	$322,540

(1)

Each $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, each of our as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $6.6 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase or decrease, as applicable, each of our as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $20.7 million, assuming the assumed initial public offering price of $22.00 per share, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Long term debt relates to our note payable and includes the following:

Long term debt	$34,125
Less: current portion	(875)
Less: debt issuance costs	(466)

$32,784

If the underwriters’ option to purchase additional shares is exercised in full, our as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization as of December 31, 2020, would be $291.2 million, $372.2 million, $350.2 million, and $383.0 million, respectively.

The number of shares of our common stock issued and outstanding, as adjusted in the table above, is based on 95,985,817 shares of our common stock outstanding as of December 31, 2020, and excludes:

•	684,887 shares of common stock reserved for future issuance under our Second Amended and Restated Stock Option Plan as of December 31, 2020;

•	18,300,959 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2020 at a weighted average price of $2.01 per share;

•	3,850,680 shares of common stock upon the exercise of options we intend to grant at the time of this offering;

•	1,237,713 shares of common stock for restricted stock units we intend to grant at the time of this offering; and

•	5,208,370 shares of common stock reserved for future issuance under our Omnibus Incentive Plan, which will become effective upon the closing of this offering.

DILUTION

Our pro forma net tangible book value as of December 31, 2020 was $19.0 million or $0.18 per share of common stock. Pro forma net tangible book value per share represents tangible assets, less liabilities, divided by the aggregate number of shares of common stock outstanding. After giving effect to the sale by us of the 6,981,818 shares of common stock in this offering, at an assumed initial public offering price of $22.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the receipt and application of the net proceeds, our pro forma net tangible book value as of December 31, 2020 would have been $165.1 million or $1.60 per share (including 4,181,818 shares for the Anthem Private Placement). This represents an immediate increase in pro forma net tangible book value to existing stockholders of $1.42 per share and an immediate dilution to new investors of $20.40 per share. Dilution per share represents the difference between the price per share to be paid by new investors for the shares of common stock sold in this offering and the pro forma net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:

Assumed initial public offering price		$22.00
Pro forma net tangible book value per share as of December 31, 2020	$0.18
Increase in pro forma net tangible book value per share attributable to new investors	$1.42

Pro forma net tangible book value per share after offering		$1.60

Dilution per share to new investors		$20.40

Each $1.00 increase or decrease in the assumed initial public offering price of $22.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the as adjusted net tangible book value per share after this offering by approximately $0.06 per share and the dilution to investors purchasing shares of common stock in this offering by approximately $0.06 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares offered by us would increase the as adjusted net tangible book value per share after this offering by approximately $0.18 and decrease the dilution per share to investors purchasing shares of common stock in this offering by approximately $0.19, assuming no change in the assumed initial public offering price and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase 2,925,000 additional shares of common stock in this offering in full at the assumed initial public offering price of $22.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the as adjusted net tangible book value per share after this offering would be approximately $2.13 per share, and the dilution per share to investors purchasing shares of common stock in this offering would be approximately $19.87 per share.

The following table sets forth, on a pro forma basis, as of December 31, 2020, the number of shares of common stock purchased from Privia Health Group, Inc., the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors, at an assumed initial public offering price of $22.00 per share, the midpoint of the range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and offering expenses payable by Privia Health Group, Inc.:

	Shares Purchased		Total Consideration (in millions)		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	95,985,817	93.2%	$165.7	51.9%	$1.73
New investors	6,981,818	6.8%	$153.6	48.1%	$22.00

Total	102,967,635	100%	$319.3	100%

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. After giving effect to sales of shares in this offering, assuming the underwriters’ option to purchase additional shares is exercised in full, our existing shareholders would own 90.6% and our new investors would own 9.4% of the total number of shares of our common stock outstanding after this offering.

Except as otherwise indicated, the above discussion and tables are based on 95,985,817 shares of our common stock outstanding as of December 31, 2020, and exclude:

•	684,887 shares of common stock reserved for future issuance under our Second Amended and Restated Stock Option Plan as of December 31, 2020;

•	18,300,959 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2020 at a weighted average price of $2.01 per share;

•	3,850,680 shares of common stock upon the exercise of options we intend to grant at the time of this offering;

•	1,237,713 shares of common stock for restricted stock units we intend to grant at the time of this offering; and

•	5,208,370 shares of common stock reserved for future issuance under our Omnibus Incentive Plan, which will become effective upon the closing of this offering.

In addition, to the extent we issue any stock options or any stock options are exercised, or we issue any other securities or convertible debt in the future, investors participating in this offering may experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2020, 2019 and 2018 and the consolidated balance sheet data as of December 31, 2020 and 2019 from our audited consolidated financial statements appearing at the end of this prospectus. Our historical results are not necessarily indicative of the results that should be expected in the future.

	Year Ended December 31,
	2020	2019	2018
(Amounts in thousands, except share and per share data)
Revenue	$817,075	$786,360	$657,609

Operating expenses:
Physician and practice expense	629,487	622,632	527,923
Cost of platform	105,006	95,256	73,227
Sales and marketing	11,343	9,156	11,737
General and administrative	44,016	41,827	41,497
Depreciation and amortization	1,843	1,427	1,070

Total operating expenses	791,695	770,298	655,454

Operating income	25,380	16,062	2,155
Interest expense	1,917	6,910	6,420

Income (loss) before (benefit from) provision for income taxes	23,463	9,152	(4,265)
(Benefit from) provision for income taxes	(7,441)	1,207	(76)

Net income (loss)	30,904	7,945	(4,189)
Less: Net loss attributable to non-controlling interests	(340)	(299)	(1,145)

Net income (loss) attributable to Privia Health Group, Inc.	$31,244	$8,244	$(3,044)

Net income (loss) per share attributable to Privia Health Group, Inc. stockholders—basic and diluted	$0.33	$0.09	$(0.03)

Weighted average common shares outstanding—basic and diluted	95,950,062	95,931,549	95,880,506

	Year Ended December 31,
(in thousands)	2020	2019	As Adjusted
Balance Sheet Data:
Cash	$84,633	$46,889	$230,737
Working capital	43,146	14,379	189,250
Total assets	328,969	270,205	475,073
Current liabilities	146,938	115,220	146,938
Total liabilities	185,317	162,749	185,317
Accumulated deficit	(19,878)	(51,122)	(19,878)
Stockholder’s equity	143,652	107,456	289,756

As adjusted amounts give effect to the issuance and sale of 6,981,818 shares of common stock (including 4,181,818 shares for the Anthem Private Placement) by Privia Health in the offering at an assumed initial public offering price of $22.00 per share, the midpoint of the range set forth on the cover page of this prospectus, and the application of the net proceeds of the offering, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, as set forth under “Use of Proceeds.” See “Use of Proceeds” and “Capitalization.”

Other Data:

Key Metrics

	Year Ended December 31,
(amounts in thousands, except provider data)	2020	2019	2018
Implemented Providers (as of end of period)	2,550	2,482	1,796
Attributed Lives (as of end of period)	682	704	575
Practice Collections[1] ($)	$1,301,074	$1,135,664	$930,413

(1)

We define practice collections as the total collections from all practices in all markets and all sources of reimbursement (FFS, VBC and other) that we receive for delivering care and providing our platform and associated services. Practice collections differ from revenue by including collections from Non-Owned Medical Groups.

Non-GAAP Financial Measures

	Year Ended December 31,
(amounts in thousands, except for percentages)	2020	2019	2018
Care Margin[2] ($)	$187,588	$163,728	$129,686
Platform Contribution[2] ($)	$82,582	$68,472	$56,459
Platform Contribution Margin[2] (%)	44.0%	41.8%	43.5%
Adjusted EBITDA[2] ($)	$29,372	$18,126	$8,931
Adjusted EBITDA Margin[2] (%)	15.7%	11.1%	6.9%

(2)

In addition to our financial results determined in accordance with GAAP, we have disclosed care margin, platform contribution, platform contribution margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures. See “Non-GAAP Financial Measures” for a reconciliation from operating income, the most directly comparable GAAP financial measure, to care margin, for a reconciliation from operating income, the most directly comparable GAAP financial measure, to platform contribution, and a reconciliation from net income (loss) attributable to Privia Health Group, Inc. and subsidiaries, the most directly comparable GAAP financial measure, to adjusted EBITDA, as well as a discussion about the limitations of care margin, platform contribution, platform contribution margin, adjusted EBITDA and adjusted EBITDA margin.

Non-GAAP Financial Measures

In addition to our financial results determined in accordance with GAAP, we believe care margin, platform contribution, platform contribution margin, adjusted EBITDA and adjusted EBITDA margin are useful as non-GAAP measures to investors as these are metrics used by management in evaluating our operating performance and in assessing the health of our business. We use care margin, platform contribution, platform contribution margin, adjusted EBITDA and adjusted EBITDA margin to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook.

However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

Care Margin

We define care margin as total revenue less the sum of physician and practice expense. Our care margin generated from FFS revenue is contractual and recurring in nature, and primarily based on an individually negotiated percentage of collections for each practice that joins Privia. Our care margin generated from VBC revenue is based on a percentage of care management fees and shared savings collected by our practices. We view care margin as all of the dollars available for us to manage our business, including providing administrative support to our practices, investing in sales and marketing to attract new providers to the Privia Platform, and supporting the organization through our corporate infrastructure. We expect care margin will grow year-over-year in absolute dollars as we continue to expand our provider base. We would also expect our care management and shared savings economics in our VBC arrangements to improve on a per patient basis as we manage towards lower total cost of care for our attributed lives and move towards higher risk VBC arrangements over time.

In addition to our financial results determined in accordance with GAAP, we believe care margin, a non-GAAP measure, is useful in evaluating our operating performance. We use care margin to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of care margin is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business. The following table provides a reconciliation of operating income, the most closely comparable GAAP financial measure, to care margin.

	Year Ended December 31,
	2020	2019	2018
(in thousands)
Operating Income	$25,380	$16,062	$2,155
Depreciation and amortization	1,843	1,427	1,070
General and administrative	44,016	41,827	41,497
Sales and marketing	11,343	9,156	11,737
Cost of platform	105,006	95,256	73,227

Total care margin	$187,588	$163,728	$129,686

Platform Contribution

We define platform contribution as total revenue less the sum of (i) physician and practice expense and (ii) cost of platform. We consider platform contribution to be an important measure to monitor our performance, specific to pricing of our services, direct costs of delivering care, and cost of our technology-enabled platform and associated services. As a provider spends a longer time on the Privia Platform, we expect the platform contribution from that provider to increase both in terms of absolute dollars as well as a percent of care margin. We expect that this increase will be driven by improving per provider revenue economics over time as well as our ability to generate operating leverage on our in-market infrastructure costs. We define platform contribution margin as platform contribution divided by care margin.

In addition to our financial results determined in accordance with GAAP, we believe platform contribution, a non-GAAP measure, is useful in evaluating our operating performance. We use platform contribution to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of platform contribution is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

The following table provides a reconciliation of operating income, the most closely comparable GAAP financial measure, to platform contribution:

	Year Ended December 31,
	2020	2019	2018
(in thousands)
Operating Income	$25,380	$16,062	$2,155
Depreciation and amortization expense	1,843	1,427	1,070
General and administrative	44,016	41,827	41,497
Sales and marketing	11,343	9,156	11,737

Total platform contribution	$82,582	$68,472	$56,459

Adjusted EBITDA

We define adjusted EBITDA as net income (loss) attributable to Privia Health Group, Inc. shareholders and subsidiaries excluding minority interests, provision (benefit) for income taxes, interest income, interest expense, depreciation and amortization, stock-based compensation, severance charges and other non-recurring expenses. We included adjusted EBITDA because it is an important measure on which our management assesses and believes investors should assess our operating performance. We consider adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis. In addition, adjusted EBITDA has limitations as an analytical tool including: (i) adjusted EBITDA does not include the dilution that results from stock-based compensation or any cash outflows included in stock-based compensation, including from our purchases of shares of outstanding common stock, and (ii) adjusted EBITDA does not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments. We define adjusted EBITDA margin as adjusted EBITDA divided by care margin.

We believe that this non-GAAP financial measure, when taken together with the corresponding GAAP financial measures, provides meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our business, results of operations or outlook. In particular, we believe that the use of adjusted EBITDA is helpful to our investors as it is a metric used by management in assessing the health of our business and our operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate similarly-titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measure as a tool for comparison. A reconciliation is provided below for our non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measure and the reconciliation of this non-GAAP financial measure to their most directly comparable GAAP financial measures, and not to rely on any single financial measure to evaluate our business.

The following table provides a reconciliation of net income (loss) attributable to Privia Health Group, Inc. and subsidiaries, the most closely comparable GAAP financial measure, to adjusted EBITDA:

	Year Ended December 31,
(in thousands)	2020	2019	2018
Net income (loss)	$31,244	$8,244	$(3,044)
Net loss attributable to non-controlling interests	(340)	(299)	(1,145)
(Benefit from) provision for income taxes	(7,441)	1,207	(76)
Interest expense	1,917	6,910	6,420
Depreciation and amortization	1,843	1,427	1,070
Stock-based compensation(1)	484	207	1,941
Severance costs(2)	11	32	2,987
Other expenses(3)	1,654	398	778

Adjusted EBITDA	$29,372	$18,126	$8,931

(1)

Of the 3,202,435 non-cash stock options that were granted in 2019, 227,600 options relate to reissuing of options that were cancelled in 2019. These options were considered to be modified in accordance with ASC 718. Of the 14,202,635 non-cash stock options that were granted in 2018, 2,087,359 options relate to reissuing of options that were cancelled in 2018. These options were considered to be modified in accordance with ASC 718.

(2)	Severance costs relate to employee-related expenses for certain former Company executives that were due severance based on their agreements when they left the Company.
(3)	Other expenses relate to the amortization of certain non-cash related expenses as well as transaction expenses associated with the debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Historical Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion and analysis and information contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the sections titled “Risk Factors” and “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus.

Overview

Privia Health is a technology-driven, national physician-enablement company that collaborates with medical groups, health plans, and health systems to optimize physician practices, improve patient experiences, and reward doctors for delivering high-value care in both in-person and virtual care settings on the “Privia Platform”. We directly address three of the most pressing issues facing physicians today: the transition to the VBC reimbursement model, the ever-increasing administrative requirements to operate a successful medical practice and the need to engage patients using modern user-friendly technology. We seek to accomplish these objectives by entering markets and organizing existing physicians and non-physician clinicians into a unique practice model that combines the advantages of a partnership in a large regional Medical Group with significant local autonomy for our Privia Providers joining our Medical Groups. Our Medical Groups are designated as in-network by all major health insurance plans in all of our markets, and all Privia Providers are credentialed with such health insurance plans.

Our platform is purpose-built, organizing physicians into cost efficient, value-based and primary-care centric networks bolstered by strong physician governance, and promotes a culture of physician leadership. The Privia Platform is powered by the Privia Technology Solution, which efficiently manages all aspects of our Privia Physicians’ provision of healthcare services and eliminates the complexity and reduces the cost of otherwise having to buy more than 30 point solutions. We enhance the patient experience, improve practice economics and influence point of care delivery through investments in data analytics, RCM, practice and clinical operations and payer alignment. The Privia Platform is designed to succeed across demographic cohorts, acuity levels and reimbursement models, including traditional FFS Medicare, MSSP, Medicare Advantage, Medicaid, commercial insurance and other existing and emerging direct contracting programs with payers and employers. We believe that the Privia model is a highly scalable solution to help our nation’s healthcare system achieve the quadruple aim of better outcomes, lower costs, improved patient experience, and happier and more engaged providers. Our customers have affirmed our model, as Privia has rapidly become one of the nation’s leading independent physician companies since launching our first Medical Group in 2013.

There are three core elements to our physician alignment approach:

1)	A focus on maximizing the potential of a physician’s medical practice across the physician’s entire patient panel, with the end goal of succeeding in VBC reimbursement;

2)	A highly flexible payer-agnostic approach to address the needs of multiple types of physician practices, from independently owned to hospital employed or hospital affiliated practices; and

3)	Delivering a profitable model for both Privia and our Privia Physicians, regardless of the reimbursement model, geographic environment or specialty.

The Privia Platform is powered by the Privia Technology Solution, which efficiently manages all aspects of our Privia Physicians’ practices and eliminates the complexity and reduces the cost of otherwise having to buy more than 30 point solutions. The intended result is engaged physicians and non-physician clinicians delivering high quality virtual and in-person healthcare to patients with superior clinical outcomes and experiences at lower costs. We believe our technology-enabled platform is highly scalable, allowing us to both rapidly build density in new geographic markets and guide those markets from FFS to VBC by shifting the reimbursement model and helping our Privia Providers better manage the cost of care through a focus on quality and success-based reimbursement. This model is designed to enable significant growth, with significant revenue visibility, low invested capital and attractive margins. We believe the Privia Platform aligns with the direction healthcare is headed, including (1) a macro shift towards VBC models that focus on delivering coordinated, high quality care at lower total costs, (2) a greater focus on the patient experience and (3) a focus on optimizing provider workflow and bringing back the joy of practicing medicine. We believe our approach is highly attractive to multiple types of physician practices given our significant value proposition and our comprehensive solution set.

We believe our technology-enabled platform is differentiated and well positioned to drive sustainable long-term growth, with attractive margins and attractive returns on invested capital. The Privia Platform has the following key attributes:

•	Addresses a Large Total Addressable Market: Targets a large and growing TAM (physician enablement market estimated to be $1.9 trillion, with an ability to serve over 1 million providers in the U.S.).

•

Purpose-Built to Scale Nationally: Flexible model to enter new markets with multiple types of physician practices (more than 485,000 primary care physicians and more than 535,000 physician specialists in the U.S.).

•

Powered by the Privia Technology Solution: Comprehensive cloud-based technology-enabled platform designed to optimize provider workflow across the full continuum of reimbursement environments as well as both virtual and in-person care settings (eliminates the need to buy and integrate more than 30 point solutions).

•

Establishes Provider Density in Local Markets: Supports a proven expansion strategy resulting in increased relevance with payers and patients (over 650 care center locations across six states and the District of Columbia, targeting over 70 MPSAs located within those geographical markets).

•

Designed to Transform Care Delivery: Designed to transition care delivery in each market from FFS to VBC and to enhance the care model and ability of Privia Providers to manage higher risk patients (more than $430 million total savings generated across Commercial, Medicare Advantage, Medicare Shared Savings, and Medicaid since 2014; patient NPS of 85).

•

Demonstrates Physician Value Proposition Consistently: Reduces administrative burden and generally increases provider profitability (95% Privia Provider retention rate over the past four years in addition to a five-time (2016-2020) HFMA MAP Award recipient for high performance in revenue cycle).

•

Generates Attractive Financial Results: Has an established scale, diversified revenue mix with no single payer or individual practice concentration, and is profitable and capital efficient with attractive growth (as of the year ended December 31, 2020, approximately $817 million in revenue and $1.3 billion total practice collections, high return on invested capital with superior unit economics and high free cash flow conversion). See “Key Metrics” for a discussion of practice collections.

•	Led by a Highly Experienced Executive and Physician Leadership Team: Our management team has significant experience leading payer, provider and healthcare information technology organizations.

Privia Physicians join the Medical Group in their geographic market as an owner of the Medical Group. Certain of our Medical Groups are majority-owned by us (each, an “Owned Medical Group”), with Privia Physicians owning a minority interest. However, in those markets in which state regulations do not allow us to own physician practices, the Medical Groups are owned entirely by Privia Physicians. We provide management services to each Medical Group though a local MSO established with the objective of maximizing the independence and autonomy of our Affiliated Practices, while providing Medical Groups with access to VBC opportunities either directly or through Privia-owned ACOs. In markets with Non-Owned Medical Groups, we earn revenue by providing administrative and management services through owned MSO entities (FFS-administrative services revenue). We have national committees that distribute quality guidance, and we employ Chief Medical Officers who provide clinical oversight and direction over the clinical affairs of the Owned Medical Groups. Additionally, we hold the provider contracts, maintain the patient records, set reimbursement rates, and negotiate payer contracts on behalf of the Owned Medical Groups. The Medical Groups have no ownership in the underlying Affiliated Practices, but the Affiliated Practices do provide certain services to our Medical Groups, such as use of space, non-physician staffing, equipment and supplies. We principally derive our revenues from the following three sources: (i) FFS-patient care revenue generated from providing healthcare services to patients through Privia Providers of Owned Medical Groups and FFS-administrative services earned for administrative services provided to Non-Owned Medical Groups, (ii) VBC revenue collected on behalf of our Privia Providers in the form of management and administrative fees, which, at this time, are primarily in the form of PMPM fees and shared savings, which includes quality bonuses, and (iii) other revenue from additional services offered by Privia to its Privia Providers or directly to patients or employers. The operations of our Owned Medical Groups, owned ACOs and owned MSOs are reflected within our consolidated financial results.

We have experienced strong organic revenue growth since inception and meaningful leveraging of our cost structure.

GAAP Financial Measures

•	Revenue was $817.1 million, $786.4 million and $657.6 million in 2020, 2019 and 2018, respectively;

•	Operating income was $25.4 million, $16.1 million and $2.2 million in 2020, 2019 and 2018, respectively; and

•	Net Income (loss) was $31.2 million, $8.2 million and $(3.0) million, in 2020, 2019 and 2018, respectively.

Key Metrics and Non-GAAP Financial Measures

•	Practice collections was $1,301.1 million, $1,135.7 million and $930.4 million in 2020, 2019 and 2018, respectively;

•	Care Margin was $187.6 million, $163.7 million and $129.7 million in 2020, 2019 and 2018, respectively;

•	Platform Contribution was $82.6 million, $68.5 million and $56.5 million in 2020, 2019 and 2018, respectively; and

•	Adjusted EBITDA was $29.4 million, $18.1 million and $8.9 million in 2020, 2019 and 2018, respectively.

We currently operate at meaningful scale in six states and the District of Columbia, covering over 70 target MPSAs. We have approximately 2,550 implemented providers across over 650 care center locations providing care to over 3 million patients, including approximately 410,000 commercial attributed lives, 83,000 Medicare Advantage attributed lives , 150,000 Medicare Shared Savings / Maryland CPC+ Program attributed lives, and over 30,000 Medicaid attributed lives. In addition, we currently have over 170,000 patients aging into Medicare over the next five years. Our vision is to enter multiple new markets nationally over the next decade and fundamentally move those markets to VBC. We strive to continue being a top choice for employees, having been recognized twice by the Washington Post’s Top Workplaces Award.

At our core, we believe in bringing back to physicians the joy of practicing medicine and the passion for their profession. As a physician-led organization, we know the vital role providers play in improving patient health outcomes while curbing healthcare spending and waste.

Since collaborating with our first practice and launching our first medical group in the Mid-Atlantic region in 2013, we have consistently expanded nationally, growing the number of markets, providers and patients we serve. During the year ended December 31, 2020 as compared to the year ended December 31, 2014, our total practice collections grew at a CAGR of 68%. From 2014 to 2020, we grew our year end implemented providers at a CAGR of 44% and attributed lives at a CAGR of 78%.

Number of States[1]	Total Practice Collections (in $bn)[1]

Implemented Providers[1]	Attributed Lives (in thousands) [1]

[1]

Total practice collections shown for trailing twelve months. Number of markets, implemented providers and attributed lives are shown at the end of each period. See “Key Metrics and Non-GAAP Financial Measures” for our definitions of practice collections, implemented providers and attributed lives.

•	Total practice collections increased 22.1% from $930.4 million in 2018, to $1,135.7 million in 2019, and 14.6% from $1,135.7 million in 2019, to $1,301.1 million in 2020.

See “Key Metrics and Non-GAAP Financial Measures” for more information as to how we define and calculate implemented providers, attributed lives, practice collections, care margin, platform contribution, platform contribution margin, adjusted EBITDA and adjusted EBITDA margin, and for a reconciliation of income from operations, the most comparable GAAP measure, to care margin, income from operations, the most comparable GAAP measure, to platform contribution, and net income, the most comparable GAAP measure, to adjusted EBITDA.

Option Plan Modification

On April 1, 2021, the Board of Directors approved a modification contingent upon the consummation of the IPO to the PH Group Parent Corp. Stock Option Plan to the vesting conditions of certain outstanding stock option grants to certain employees and consultants. The modification would accelerate by one year any time vested option that was not previously 100% vested and modify the vesting condition of the performance based options to vest 60% at IPO, 20% 12 months after IPO and 20% 18 months after IPO. The modification would also accelerate the time based options held by our Chief Executive Officer (“CEO”) by an additional four months such that 100% of his time based options will be vested at the IPO. We expect to recognize stock-based compensation of $151.6 million to $167.0 million in the second quarter of 2021 related to the modification and generate an additional $106.9 million to $118.0 million of additional stock compensation expense over the eighteen months following the completion of the IPO.

Omnibus Incentive Plan

On April 6, 2021, we approved the Privia Health Group, Inc. 2021 Omnibus Incentive Plan (the “Plan”) which permits awards up to 10% of our common stock issued and outstanding after the close of this offering. The Plan also allows for an automated increase on the first day of each fiscal year following the effective date of the Incentive Plan by an amount equal to the lesser of (i) 5% of outstanding shares on December 31 of the immediately preceding fiscal year or (ii) such number of shares as determined by our board of directors in its discretion. The Plan provides for the granting of stock options at a price equal to at least 100% of the fair market value of our Common Stock as of the date of grant. The Plan also provides for the granting of stock appreciation rights, restricted stock, restricted stock units, performance awards and other cash-based or other stock-based awards. Participants in the Plan may include employees, consultants, other service providers and non-employee directors. On the effective date of the IPO, we expect to grant 1,237,713 restricted stock units and 3,850,680 stock options, with an exercise price equal to the offering price. These issuances are expected to generate stock compensation of $62.3 million to be expensed over the next four years starting on the effective date of the IPO as both the restricted stock units and stock options vest.

The COVID-19 Pandemic and the Coronavirus Aid, Relief and Economic Stimulus Act (“CARES Act”)

The current COVID-19 pandemic had an impact on our results of operations, cash flow and financial position for the period ended and as of December 31, 2020, as we experienced lower volumes than anticipated and shifts in the mix of services provided after the onset of the pandemic in the United States. We are closely monitoring the impact of the pandemic on all aspects of our business including impacts to employees, customers, patients, suppliers and vendors.

The length and severity of the pandemic, coupled with related governmental actions including relief acts and actions relating to our workforce at federal, state and local levels, and underlying economic disruption will determine the ultimate short-term and long-term impact to our business operations and financial results. To date, we have seen shifts in demand and mix of services, changes in referral patterns, and an increase in usage and reliance on our technology infrastructure, among other changes. We are unable to predict the myriad of possible issues that could arise or the ultimate effect to our businesses as a result of the unknown short, medium and long-term impacts that the pandemic will have on the United States economy and society as a whole.

On March 27, 2020, the CARES Act was passed. It is intended to provide economic relief to individuals and businesses affected by the coronavirus pandemic. It also contains provisions related to healthcare providers’ operations and the issues caused by the coronavirus pandemic. The following are significant economic impacts for Privia and its subsidiaries as a result of specific provisions of the CARES Act:

•

A portion of the CARES Act provides $100 billion (increased to $178 billion pursuant to subsequent legislation) from the Public Health and Social Services Emergency Fund (“Relief Fund”) to certain eligible healthcare providers on the front lines of the coronavirus response.

•

The Company received $9.1 million in April 2020, $4.1 million in June 2020 and $0.1 million in December 2020 related to these grants for a total of $13.3 million in grant funds received. Upon accepting the grant, the Company agreed to various terms and conditions, including that the money will be used “only for health care related expenses or lost revenues that are attributable to coronavirus” and that the Company will comply with HHS reporting requirements. The guidance to date is general and broad but does provide some examples of health care related expenses and lost revenue, such as equipment and supplies, workforce training, reporting COVID-19 test results, securing separate facilities for COVID-19 patients and acquiring additional resources to expand or preserve care delivery.

•	The Company believes it is in compliance with the various terms and conditions outlined by HHS, and intends to maintain compliance with these specific conditions.

•

The Company elected to defer its portion of Social Security taxes in 2020, which may be repaid over two years as follows: 50% by the end of 2021 and 50% by the end of 2022. Approximately $1.8 million is accrued, in accrued expenses on the balance sheet, as of December 31, 2020 related to this deferral which the Company currently intends to repay by the end of 2021.

On December 27, 2020, a second COVID-19 relief bill, The Consolidated Appropriations Act, 2021, was signed into law. Pursuant to this bill, HHS clarified how an entity should calculate lost revenues for purposes of the Provider Relief Funds under the CARES Act. Entities may choose to apply Provider Relief Fund payments toward lost revenue (i) using the difference between 2019 and 2020 actual patient care revenue; (ii) using the difference between 2020 budgeted and 2020 actual patient care revenue; or (iii) using any reasonable method of estimating revenue. Entities selecting the latter option face an increased likelihood of an audit.

There is no U.S. GAAP that covers accounting for such government “grants” to for-profit entities. As a result, the Company analogized to International Accounting Standard 20 – Accounting for Government Grants and Disclosures (“IAS 20”). Under IAS 20, once it is reasonably assured that the entity will comply with the conditions of the grant, the grant money should be recognized on a systematic basis over the periods in which the entity recognizes the related expenses or losses.

All CARES Act funds received have been fully recognized as other revenue through December 31, 2020. Other revenue is a component of total revenue on the statement of operations. However, the rules concerning utilization of the funds continue to evolve and we will continue to comply with those applicable to us, subsequent to year end.

Our Revenue

We recognize revenue from multiple stakeholders, including health care consumers, health insurers, employers, providers and health systems. Our revenue includes (i) FFS revenue generated from providing healthcare services to patients through Privia Providers of Owned Medical Groups or administrative fees collected for providing administrative services to Non-Owned Medical Groups, (ii) VBC revenue collected on behalf of our providers, primarily per member per month (PMPM) fees (including care management fees, management services fees, care coordination fees and all other similar administrative fees) and shared savings (including surplus payments, shared savings, total cost of care budget payments and similar payments), and (iii) other revenue from additional services, such as concierge services, virtual visits, virtual scribes and coding, clinical trials, behavioral health management, and partnerships with self-insured employers to offer direct primary care to their employees.

Effective January 1, 2019, we adopted ASC 606, using the modified retrospective method for all contracts not completed as of the date of adoption. The consolidated financial statements as of and for the twelve months December 31, 2019 reflect the application of the accounting guidance of ASC 606, while the respective consolidated financial statements and other financial information (as applicable) for the periods commencing prior to January 1, 2019, reflect previous accounting guidance from the application of ASC 605. See below in our discussion and analysis of our financial condition and results of operations, as well as Note 1, “Organization and Summary Significant Accounting Policies,” and Note 4, “Revenue Recognition,” to our audited consolidated financial statements included elsewhere in this prospectus for additional information on the impact of the adoption of ASC 606.

Consolidated results for periods starting on or after January 1, 2019 are presented on an ASC 606 basis, unless otherwise noted, and consolidated results for periods commencing prior to January 1, 2019 are presented on an ASC 605 basis.

FFS Revenue

We generate FFS-patient care revenue when we collect reimbursements for FFS medical services provided by Privia Providers. Our agreements with our providers have a multi-year term length and we have historically experienced a 95% provider retention rate, both of which lead to a highly predictable and recurring revenue model. Our FFS contracts with payer partners typically contain annual rate inflators and enhanced commercial FFS rates given our scale in each of our markets. As a result of receiving these rate inflators and enhancements, if we continue to be successful in expanding our provider base, we expect revenue will grow year-over-year in absolute dollars. In addition, in our FFS-patient care revenue, we include collections generated from ancillary services such as clinical laboratory and imaging and pharmacy. We also generate FFS-administrative services revenue by providing administration and management services to medical groups which are not owned or consolidated by us. FFS-patient care revenue represented 79.2%, 86.0% and 87.1% of total revenue in 2020, 2019 and 2018, respectively. FFS-administrative services revenue represented 7.1%, 6.2% and 5.0% of total revenue in 2020, 2019 and 2018, respectively.

VBC Revenue

Over time, we create incremental value for our provider partners by enabling them to succeed in VBC arrangements. We generate VBC revenue when our providers are reimbursed through traditional FFS Medicare, MSSP, Medicare Advantage, commercial payers and other existing and emerging direct payer and employer contracting programs. The revenue is primarily collected in the form of (i) PMPM care management fees to cover costs of services typically not reimbursed under traditional FFS payment models, including population management, care coordination, advanced technology and analytics, and (ii) shared savings earned based on improved quality and lower cost of care for our attributed patients in VBC arrangements. VBC revenue represented 11.4%, 7.4% and 7.5% of total revenue in 2020, 2019 and 2018, respectively. We expect VBC revenue to continue to increase as a percentage of total revenue as we grow total attributed lives under management as well as increase risk levels undertaken across value-based arrangements.

Other Revenue

The remainder of our revenue is derived from leveraging our existing base of providers and patients to deliver value-oriented services such as virtual visits, virtual scribes and coding, clinical trials, behavioral health management, and partnerships with self-insured employers to offer direct primary care to their employees. CARES Act funds received have been recorded within other revenue on the statement of operation through December 31, 2020. Other revenue represented 2.3%, 0.4% and 0.4% of total revenue in 2020, 2019 and 2018, respectively.

Key Factors Affecting Our Performance

Addition of New Providers

Our ability to increase our provider base will enable us to deliver financial growth as our providers generate both our FFS and VBC revenue. We believe the number of providers joining Privia is a key indicator of the market’s recognition of the attractiveness of our platform to our providers, patients and payers. Our existing provider penetration and market share provides us with significant opportunity to grow in both existing and new geographies. We intend to increase our provider base in our existing markets by adding new practices and assisting our existing practices with recruiting new providers, using our in-market and national sales and marketing teams. As we add providers to the Privia Platform, we expect them to contribute incremental economics as we leverage our existing brand and infrastructure, both at the corporate and in-market levels. We also intend to add new providers by expanding into new markets.

Addition of New Patients

Our ability to add new patients to our provider base in existing and new markets will also enable us to deliver revenue growth in both our FFS and VBC contracts. We believe the number of attributed patient lives in

VBC programs is a key driver of our VBC revenue growth. Our branding and marketing strategies to drive growth in our practices has continued to result in increased engagement with new and existing patients and an expanded enterprise web presence. As an example, in 2020, we have seen a 79% increase year-over-year in post impressions on social media channels and a 69% increase year-over-year in user sessions on myPrivia.com. We believe our continued success in growing the visibility of the Privia brand will result in increased patient panels per provider and contribute incremental revenue in both FFS and VBC for our practices.

Expansion to New Markets

Based upon our experience to date, we believe Privia can succeed in all reimbursement environments and payment models. We believe our in-market operating structure and ability to serve providers wherever they are on their transition to VBC can benefit U.S. physicians and providers throughout the country and that our solution is applicable across all 50 states. We enter a market with an asset-light operating model and employ a disciplined, uniform approach to market structure and development. We partner with market leading medical groups and health systems to form anchor relationships and align other independent, affiliated, or employed providers into a single-TIN medical group. Our business model also gives us flexibility in the future for incremental growth through acquiring minority or majority stakes in our practices and opening de-novo, fully-owned sites of care focused on Medicare Advantage and direct contracting models. The data we have collected from older provider cohorts consistently suggest that we improve their performance in both FFS and VBC metrics over time and inform our expectations for our new markets.

Provider Satisfaction and Retention

Privia Providers have high satisfaction with their overall performance on our platform, and we strive to continuously improve provider well-being and patient satisfaction. Our provider NPS of 54 (for the period between March 10, 2020 to April 28, 2020) is 19 points higher than the average provider score of 35. In addition, we had 95% average provider retention over the past four years. Our patients that our providers serve have a net patient satisfaction score of 85 for 2020. Our percentage of collections care margin model combined with high patient and provider satisfaction results in 90%+ practice collections predictability on a rolling twelve month forward basis. We believe these metrics demonstrate the stability of our provider base and the appeal to prospective providers and patients of our platform.

Payer Contracts and Ability to Move Markets to VBC

Our FFS and VBC revenue is dependent upon our contracts and relationships with payers. We partner with a large and diverse set of payer groups nationally and in each of our markets to form provider networks and to lower the overall cost of care, and we structure bespoke contracts to help both providers and payers achieve their objectives in a mutually aligned manner. Maintaining, supporting and increasing the number of these contracts and relationships, particularly as we enter new markets, is important for our long-term success. We have over 200 FFS and VBC contracts across our markets as of December 31, 2020.

Privia’s ability to work within each geographic market as it evolves in its shift towards VBC, with our experience working in all reimbursement environments, enables providers to accelerate and succeed in their transition. Our model is aligned with our payer partners, as we have demonstrated improved patient outcomes while driving incremental revenue growth. We intend to accelerate the move towards the adoption of VBC reimbursement in each market in current and emerging payer programs. To do so, we will need to continue enhancing our VBC capabilities and executing on initiatives to deliver next generation access, superior quality metrics and lower cost of care.

Components of Revenue

Our FFS revenue is primarily dependent upon the size of our provider base, payer contracted rates and patient volume. Our ability to maintain or improve pricing levels in our contracts with payers and patient volume for our providers will impact our results of operations. In addition to increasing our provider base and contracted rates over time, we also seek to increase patient volume by demonstrating the ability to provide a better patient experience that leads to higher retention rates and drives referrals to preferred, high quality and value-based providers. Our VBC revenue is primarily dependent upon the number of attributed patients in our VBC arrangements, risk levels of our payer contracts, and effective management of our patients’ total cost of care. As we grow our provider base, we also expect to increase our total number of attributed patients in existing and new markets. In addition, we intend to increase the risk levels of our value-based programs as we seek a higher revenue opportunity on a per patient basis over time.

Investments in Growth

We expect to continue focusing on long-term growth through investments in our sales and marketing, our technology-enabled platform, and our operations. As we expand to new markets, we expect to make upfront investments in sales and marketing to add new providers. We also continue to enhance our end-to-end, cloud-based technology-enabled platform to increase provider workflow efficiency, enhance patient experience and engagement, achieve lower total cost of care, improve healthcare outcomes and increase revenue for our practices. In addition, as we continue our efforts to move markets toward VBC, we expect to continue making additional investments in operations for an expanded suite of clinical capabilities to manage our patient population.

Key Metrics and Non-GAAP Financial Measures

We review a number of operating and financial metrics, including the following key metrics and non-GAAP financial measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate our business plans, and make strategic decisions.

	Year Ended December 31,
(amounts in thousands, except provider data)	2020	2019	2018
Implemented Providers (as of end of period)	2,550	2,482	1,796

Attributed Lives (as of end of period)	682	704	575

Practice Collections[1] ($)	$1,301,074	$1,135,664	$930,413

(1)

We define practice collections as the total collections from all practices in all markets and all sources of reimbursement (FFS, VBC and other) that we receive for delivering care and providing our platform and associated services. Practice collections differ from revenue by including collections from Non-Owned Medical Groups.

Key Metrics

Implemented Providers

We define implemented providers as the total of all service professionals on our platform at the end of a given period who are credentialed by us and billed for medical services, in both Owned and Non-Owned Medical Groups during that period. This includes, but is not limited to, physicians, physician assistants, and nurse practitioners. We believe that growth in the number of implemented providers is a key indicator of the performance of our business and expected revenue growth. This growth depends, in part, on our ability to successfully add new practices in existing markets and expand into new markets. We have more than 2,770 providers who have signed to join our platform as of December 31, 2020, subject to implementation and onboarding. The number of implemented providers increased 2.7% between 2020 and 2019 and 38.2% between 2019 and 2018 because of organic growth in our healthcare delivery business.

Attributed Lives

We define attributed lives as any patient that a payer deems attributed to Privia, in both Owned and Non-Owned Medical Groups, to deliver care as part of a VBC arrangement. We define our attributed lives as patients who have selected one of our owned or Non-Owned Medical Groups as their provider of primary care services as of the end of a particular period. The number of attributed lives is an important measure that impacts the amount of VBC revenue we receive. While overall attributed lives decreased 3.1% between 2020 and 2019, attributed lives in government value-based programs increased by 20.3% and commercial value-based programs decreased by 13.7%.

Practice Collections

We define practice collections as the total collections from all practices in all markets and all sources of reimbursement (FFS, VBC and other) that we receive for delivering care and providing our platform and associated services. Practice collections differ from revenue by adding collections from Non-Owned Medical Groups. Practice collections increased 14.6% between 2020 and 2019 and 22.1% between 2019 and 2018 because of organic growth of our healthcare delivery business.

Non-GAAP Financial Measures

	Year Ended December 31,
(amounts in thousands, except for percentages)	2020	2019	2018
Care Margin[1] ($)	$187,588	$163,728	$129,686

Platform Contribution[1] ($)	$82,582	$68,472	$56,459

Platform Contribution Margin[1] (%)	44.0%	41.8%	43.5%

Adjusted EBITDA[1] ($)	$29,372	$18,126	$8,931

Adjusted EBITDA Margin[1] (%)	15.7%	11.1%	6.9%

[1]

See below for more information as to how we define and calculate care margin, platform contribution, platform contribution margin, adjusted EBITDA and adjusted EBITDA margin and for a reconciliation of income from operations, the most comparable GAAP measure, to care margin, income from operations, the most comparable GAAP measure, to platform contribution, and net income, the most comparable GAAP measure, to adjusted EBITDA.

Care Margin

We define care margin as total revenue less the sum of physician and practice expense. Our care margin generated from FFS revenue is contractual and recurring in nature, and primarily based on an individually negotiated percentage of collections for each practice that joins Privia. Our care margin generated from VBC revenue is based on a percentage of care management fees and shared savings collected by our practices. We view care margin as all of the dollars available for us to manage our business, including providing administrative support to our practices, investing in sales and marketing to attract new providers to the Privia Platform, and supporting the organization through our corporate infrastructure. We expect care margin will grow year-over-year in absolute dollars as we continue to expand our provider base. We would also expect our care management and shared savings economics in our VBC arrangements to improve on a per patient basis as we manage towards lower total cost of care for our attributed lives and move towards higher risk VBC arrangements over time. Care margin increased 14.6% between 2020 and 2019 and 26.2% between 2019 and 2018 due to organic growth of our medical practice business.

In addition to our financial results determined in accordance with GAAP, we believe care margin, a non-GAAP measure, is useful in evaluating our operating performance. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Platform Contribution

We define platform contribution as total revenue less the sum of (i) physician and practice expense and (ii) cost of platform. We consider platform contribution to be an important measure to monitor our performance, specific to pricing of our services, direct costs of delivering care, and cost of our platform and associated services. As a provider spends a longer time on the Privia Platform, we expect the platform contribution from that provider to increase both in terms of absolute dollars as well as a percent of care margin. We expect that this increase will be driven by improving per provider revenue economics over time as well as our ability to generate operating leverage on our in-market infrastructure costs. Platform contribution increased 20.6% between 2020 and 2019 and 21.3% between 2019 and 2018 due to organic growth of our medical practice business.

In addition to our financial results determined in accordance with GAAP, we believe platform contribution, a non-GAAP measure, is useful in evaluating our operating performance. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Platform Contribution Margin

We define platform contribution as total revenue less the sum of (i) physician and practice expense and (ii) cost of platform, excluding depreciation and amortization calculated as a percentage of care margin. We consider platform contribution margin to be an important measure to monitor our performance, specific to pricing of our services, direct costs of delivering care, and cost of our platform and associated services. As a provider spends a longer time on the Privia Platform, we expect the platform contribution from that provider to increase both in terms of absolute dollars as well as a percent of care margin. We expect that this increase will be driven by improving per provider revenue economics over time as well as our ability to generate operating leverage on our in-market infrastructure costs. Platform contribution margin increased 2.2% between 2020 and 2019 as we eased some investments in response to COVID-19 and decreased 3.9% between 2019 and 2018 as we continued to make strategic investments to provide better service to both our patients and physicians.

In addition to our financial results determined in accordance with GAAP, we believe platform contribution margin, a non-GAAP measure, is useful in evaluating our operating performance. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Adjusted EBITDA

We define adjusted EBITDA as net income (loss) excluding interest income, interest expense, minority interest expense / income, stock-based compensation, severance, other one time or non-recurring expenses and the provision for income taxes. We include adjusted EBITDA because it is an important measure on which our management assesses and believes investors should assess our operating performance. We consider adjusted EBITDA to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis. Adjusted EBITDA has limitations as an analytical tool including: (i) adjusted EBITDA does not include the dilution that results from stock-based compensation or any cash outflows included in stock-based compensation, including from our purchases of shares of outstanding common stock, and (ii) adjusted EBITDA does not reflect interest expense on our debt or the cash requirements necessary to service interest or principal payments. Adjusted EBITDA increased 62.0% between 2020 and 2019 and 103.0% between 2019 and 2018 due to of organic growth of our medical practice business.

In addition to our financial results determined in accordance with GAAP, we believe adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Adjusted EBITDA Margin

We define adjusted EBITDA margin as net income (loss) excluding interest income, interest expense, minority interest expense / income, stock-based compensation, severance, other one time or non-recurring expenses and the provision for income taxes calculated as a percentage of care margin. We included adjusted EBITDA margin because it is an important measure on which our management assesses and believes investors should assess our operating performance. We consider adjusted EBITDA margin to be an important measure because it helps illustrate underlying trends in our business and our historical operating performance on a more consistent basis. Adjusted EBITDA margin increased 41.4% between 2020 and 2019 and 60.8% between 2019 and 2018 due to of organic growth of our medical practice business.

In addition to our financial results determined in accordance with GAAP, we believe adjusted EBITDA margin, a non-GAAP measure, is useful in evaluating our operating performance. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Components of Results of Operations

Revenue

Our revenue is earned in three main categories: FFS revenue, VBC revenue and other revenue.

Our FFS-patient care revenue is generated from providing healthcare services to patients. We receive payments pursuant to contracts with the U.S. federal government and large and small payer organizations that are multi-year in nature, typically ranging from three to five years. We also receive payments from patients that may be financially responsible for a portion or all of the service in the form of co-pays, coinsurance or deductibles.

Our FFS-administrative services business provides administration and management services to Non-Owned Medical Groups. The Company’s MSAs with Non-Owned Medical Groups range from 5-20 years in duration and outline the terms and conditions of the administration and management services to be provided, which includes RCM services such as billings and collections, as well as other services, including, but not limited to, payer contracting, information technology services and accounting and treasury services. In certain MSAs, the Company is paid administrative fees equal to the cost of supplying certain services as outlined in the MSAs, and if applicable, a margin is added to the cost of certain services. Other MSAs are based on a fixed percentage of net collections.

VBC revenue is earned through our clinically integrated network and accountable care organizations which bring together independent physician practices to focus on sharing data, improving care coordination, and collaborating on initiatives to improve outcomes and lower healthcare spending. The Company has contracts with the U.S. federal government and large payer organizations that are multi-year in nature typically ranging from three to five years and is paid as follows: (1) care management fees on a PMPM basis and (2) incentive amounts typically earned on a shared savings basis.

The Other revenue is derived from leveraging our existing base of providers and patients to deliver value-oriented services such as concierge services, virtual visits, virtual scribes and coding, clinical trials, behavioral health management, and partnerships with self-insured employers to offer direct primary care to their employees.

Operating Expenses

Physician and practice expenses

Physician payments are set payments made to physicians associated with Owned Medical Groups. These payments are set and adjusted as necessary, pursuant to the Owned Medical Groups’ Board of Directors’ approved guidelines with variances specifically approved by the Owned Medical Groups’ Board of Directors. Practice related payments are used to cover an Affiliated Practice’s staff salary and benefits, medical supplies, rent and other occupancy costs, insurance and office supplies. Affiliated Practices are not owned by the Company and the Company bears no responsibility for any losses incurred by Affiliated Practices. Affiliated Practices are paid a variable amount based on collections and the services provided.

Cost of platform

Third-party EMR and practice management software expenses are paid on a percentage of revenue basis, while we pay most of the costs of our platform on a variable basis related to the number of implemented physicians we service. Software development costs that do not meet capitalization criteria are expensed as incurred. As we continue to grow, we expect the cost of platform to continue to grow at a rate slower than the revenue growth rate.

Sales and marketing

Sales and marketing expenses consist of employee-related expenses, including salaries, commissions, and employee benefits costs, for all of our employees engaged in marketing, sales, community outreach, and sales support. These employee-related expenses capture all costs for both our field-based and corporate sales and marketing teams. Sales and marketing expenses also include central and community-based advertising to generate greater awareness, engagement, and retention among our current and prospective patients as well as the infrastructure required to support all of our marketing efforts. Although these costs decreased in the year ended December 31, 2020 as compared to the year ended December 31, 2019, we generally expect these costs to increase in absolute dollars over time as we continue to grow our patient panels and number of markets. We evaluate our sales and marketing expense relative to our patient growth and will invest more heavily in sales and marketing from time-to-time to the extent we believe we can accelerate our growth without materially negatively affecting our unit economics.

General and administrative

Corporate, general and administrative expenses include employee-related expenses, including salaries and related costs and stock-based compensation, technology infrastructure, operations, clinical and quality support, finance, legal, human resources, and development departments. In addition, general and administrative expenses include all corporate technology and occupancy costs. We expect our general and administrative expenses to increase over time following the closing of this offering due to the additional legal, accounting, insurance, investor relations and other costs that we will incur as a public company, as well as other costs associated with continuing to grow our business. However, we anticipate general and administrative expenses to decrease as a percentage of revenue over the long term, although they may fluctuate as a percentage of revenue from period to period due to the timing and amount of these expenses.

Depreciation and amortization expense

Depreciation and amortization expenses are primarily attributable to our capital investment and consist of fixed asset depreciation and amortization of intangibles considered to have definite lives. We do not allocate depreciation and amortization expenses to other operating expense categories.

Interest Expense

Interest expense consists primarily of interest payments on our outstanding borrowings under our note payable. See “Liquidity and Capital Resources—General and Note Payable.”

Results of Operations

The following table sets forth our consolidated statements of operations data for the years ended December 31, 2020 and 2019.

	Year Ended December 31,
	2020	2019	$ Change	% Change
(in thousands)
Revenue	$817,075	$786,360	$30,715	3.9%
Operating Expenses:
Physician and practice expense	629,487	622,632	6,855	1.1%
Cost of platform	105,006	95,256	9,750	10.2%
Sale and marketing	11,343	9,156	2,187	23.9%
General and administrative	44,016	41,827	2,189	5.2%
Depreciation and amortization expense	1,843	1,427	416	29.2%

Total operating expenses	791,695	770,298	21,397	2.8%

Operating Income	25,380	16,062	9,318	58.0%
Interest expense	1,917	6,910	(4,993)	(72.3)%

Income (loss) before (benefit from) provision for income taxes	23,463	9,152	14,311	156.4%
(Benefit from) provision for income taxes	(7,441)	1,207	(8,648)	(716.5)%

Net income (loss)	30,904	7,945	22,959	289.0%
Less: Net loss attributable to non-controlling interests	(340)	(299)	(41)	13.7%

Net income (loss) attributable to Privia Health Group, Inc.	$31,244	$8,244	$23,000	279.0%

Comparison of the Year Ended December 31, 2020 and 2019

Revenue

Revenue was $817.1 million for the year ended December 31, 2020, an increase of $30.7 million or 3.9%, compared to $786.4 million for the year ended December 31, 2019. Key drivers of this revenue growth were FFS – administrative services revenue, which increased $9.8 million or 20.1%, and care management fees (PMPM), which increased $8.2 million or 44.3%, shared savings revenue which increased $26.6 million or 66.6%, and other revenue which increased $15.0 million or 456.0%, partially offset by a decrease in FFS–patient care revenue of $28.8 million or 4.3%. Growth in FFS–administrative services revenue was due mainly to the addition of a new market for a full year in 2020 (Florida). Care management fees (PMPM) growth was due mainly to an increase in the total number of VBC contracts that include the payment of care management fees. Shared savings growth was mainly due to a move to a higher risk track in two of our markets for MSSP, which provided a larger opportunity to earn incentive amounts, as well as the addition of a new shared savings contract in Florida in 2020. The increase in other revenue was driven by the grant funds received as part of the Cares Act Provider Relief Fund. The decrease in FFS – patient care revenue was mainly attributed to certain state and local initiatives imposed as a result of COVID-19, such as social distancing guidelines and temporary lockdowns, partially offset by the addition of new providers.

The following table presents our revenues disaggregated by source:

	For the Twelve Months Ended December 31,
(in thousands)	2020	2019	$ Change	% Change
FFS-patient care	$647,314	$676,157	$(28,843)	(4.3)%
FFS-administrative services	58,278	48,510	9,768	20.1%
Shared savings	66,414	39,854	26,560	66.6%
Care management (PMPM)	26,766	18,547	8,219	44.3%
Other revenue	18,303	3,292	15,011	456.0%

Total Revenue	$817,075	$786,360	$30,715	3.9%

Operating Expenses

	For the Twelve Months Ended December 31,
(in thousands)	2020	2019	$ Change	% Change
Operating Expenses:
Physician and practice expense	$629,487	$622,632	$6,855	1.1%
Cost of platform	105,006	95,256	9,750	10.2%
Sale and marketing	11,343	9,156	2,187	23.9%
General and administrative	44,016	41,827	2,189	5.2%
Depreciation and amortization expense	1,843	1,427	416	29.2%

Total operating expenses	$791,695	$770,298	$21,397	2.8%

Physician and practice expenses

Physician expenses were $629.5 million for the year ended December 31, 2020, an increase of $6.9 million, or 1.1%, compared to $622.6 million for the year ended December 31, 2019. This increase was driven primarily the growth in implemented providers offset by some decreases in expenses related to lower FFS-patient care revenue.

Cost of platform

Cost of platform expenses were $105.0 million for the year ended December 31, 2020, an increase of $9.8 million, or 10.2%, compared to $95.2 million for the year ended December 31, 2019. This increase was driven primarily by an increase in third-party EMR and practice management software expenses of $2.1 million, and an increase in salaries and benefits of $12.5 million to support the growth of our business, partially offset by a decrease in consulting costs of $1.3 million, and a decrease in travel of $2.3 million.

Sales and marketing

Sales and marketing expenses were $11.3 million for the year ended December 31, 2020, an increase of $2.2 million, or 23.9%, compared to $9.2 million for the year ended December 31, 2019. This increase was driven primarily by an increase in salaries and benefits of $2.0 million related to opening a new market in Tennessee as well as an increase in variable compensation related to the number of physicians joining our platform during 2020.

General and administrative

General and administrative expense was $44.0 million for the year ended December 31, 2020, an increase of $2.2 million, or 5.2%, compared to $41.8 million for the year ended December 31, 2019. We recorded

$0.2 million in stock based compensation in 2019 as compared to $0.5 million in 2020. In addition, there was a $2.0 million increase in consulting services due primarily to additional audit and other services performed in 2020 related to preparing to be a public company.

Depreciation and amortization expense

Depreciation and amortization expense was $1.8 million for the year ended December 31, 2020, an increase of $0.4 million, or 29.2%, compared to $1.4 million for the year ended December 31, 2019. This increase was driven primarily by an increase in leasehold improvements related to the office space buildout that consolidated our corporate offices.

Interest expense

Interest expense was $1.9 million for the year ended December 31, 2020, a decrease of $5.0 million, or 72.3%, compared to $6.9 million for the year ended December 31, 2019. The decrease was primarily driven by the refinance of the Company’s debt in November 2019, combined with the repayment of a note payable to related parties.

(Benefit from) provision for income taxes

Benefit from income taxes increased $8.6 million for the year ended December 31, 2020 when compared to the same period in 2019 primarily due to the release of the valuation allowance.

Net loss attributable to non-controlling interest

Net loss attributable to non-controlling interest remained relatively consistent for the year ended December 31, 2020 when compared to the same period in 2019.

Comparison of the Year Ended December 31, 2019 and 2018

The following table sets forth our consolidated statements of operations data for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Revenue	$786,360	$657,609	$128,751	19.6%
Operating Expenses:
Physician and practice expense	622,632	527,923	94,709	17.9%
Cost of platform	95,256	73,227	22,029	30.1%
Sale and marketing	9,156	11,737	(2,581)	(22.0)%
General and administrative	41,827	41,497	330	0.8%
Depreciation and amortization expense	1,427	1,070	357	33.4%

Total operating expenses	770,298	655,454	114,844	17.5%

Operating Income	16,062	2,155	13,907	645.3%
Interest expense	6,910	6,420	490	7.6%

Income (loss) before provision for (benefit from) income taxes	9,152	(4,265)	13,417	314.6%
Provision for (benefit from) income taxes	1,207	(76)	1,283	1,688.2%

Net income (loss)	7,945	(4,189)	12,134	289.7%
Less: Net loss attributable to non-controlling interests	(299)	(1,145)	846	(73.9)%

Net income (loss) attributable to Privia Health Group, Inc.	$8,244	$(3,044)	$11,288	370.8%

Revenue

Revenue was $786.4 million for the year ended December 31, 2019, an increase of $128.8 million or 19.6%,

compared to $657.6 million for the year ended December 31, 2018. This overall increase was driven primarily by our 38.2% growth in implemented providers during the year which increased to 2,482 at December 31, 2019 from 1,796 at December 31, 2018. The following table presents our revenues disaggregated by source:

	For the Twelve Months Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
FFS-patient care	$676,157	$572,719	$103,438	18.1%
FFS-administrative services	48,510	32,960	15,550	47.2%
Shared savings	39,854	39,245	609	1.6%
Care management (PMPM)	18,547	9,836	8,711	88.6%
Other revenue	3,292	2,849	443	15.5%

Total Revenue	$786,360	$657,609	$128,751	19.6%

Key drivers of this revenue growth were FFS – patient care which increased $103.4 million or 18.1%, FFS – administrative services which increased $15.6 million or 47.2% and Care management fees (PMPM) which increased $8.7 million or 88.6%. Growth in FFS–patient care was due mainly to a growth in implemented providers during the year in Owned Medical Groups. Growth in FFS–administrative services was due mainly to a growth in implemented providers during the year in Non-Owned Medical Groups as well as the addition of a new market, Florida, in 2019. Care management fees (PMPM) growth was due mainly to an increase in attributed lives and additional VBC contracts that began in 2019.

Operating Expenses

	For the Twelve Months Ended December 31,
(in thousands)	2019	2018	$ Change	% Change
Operating Expenses:
Physician and practice expense	$622,632	$527,923	$94,709	17.9%
Cost of platform	95,256	73,227	22,029	30.1%
Sale and marketing	9,156	11,737	(2,581)	(22.0)%
General and administrative	41,827	41,497	330	0.8%
Depreciation and amortization expense	1,427	1,070	357	33.4%

Total operating expenses	$770,298	$655,454	$114,844	17.5%

Physician and practice expenses

Physician expenses were $622.6 million for the year ended December 31, 2019, an increase of $94.7 million, or 17.9%, compared to $527.9 million for the year ended December 31, 2018. This increase was driven primarily by incremental expenses of $99.6 million related to our growth of implemented providers.

Cost of platform

Cost of platform expenses were $95.2 million for the year ended December 31, 2019, an increase of $22.0 million, or 30.1%, compared to $73.2 million for the year ended December 31, 2018. This increase was driven primarily by an increase in third-party EMR and practice management software expenses of $9.1 million, an increase in consulting costs of $7.3 million, which was related to a couple larger group implementations in 2019 and an increase in salaries and benefits of $5.0 million to support the growth of our business.

Sales and marketing

Sales and marketing expenses were $9.2 million for the year ended December 31, 2019, a decrease of $2.5 million, or 22.0%, compared to $11.7 million for the year ended December 31, 2018. This decrease was driven primarily by a decrease in salaries and benefits of $1.1 million and consulting costs of $0.7 million due to the mix of new providers implemented in existing and new markets.

General and administrative

General and administrative was $41.8 million for the year ended December 31, 2019, an increase of $0.3 million, or 0.8%, compared to $41.5 million for the year ended December 31, 2018. We recorded $1.9 million in stock based compensation in 2018 as compared to $0.2 million in 2019. The increase in other components of general and administrative expense was primarily related to increase in salaries and benefits to support the growth of our business.

Depreciation and amortization expense

Depreciation and amortization expense was $1.4 million for the year ended December 31, 2019, an increase of $0.3 million, or 33.3%, compared to $1.1 million for the year ended December 31, 2018. This increase was driven primarily by an increase in leasehold improvements related to the office space buildout that consolidated our corporate offices.

Interest expense

Interest expense was $6.9 million for the year ended December 31, 2019, an increase of $0.5 million, or 7.6%, compared to $6.4 million for the year ended December 31, 2018. This increase was driven primarily by higher variable interest rates during the year.

Provision for (benefit from) income taxes

Provision for income taxes increased $1.3 million for the year ended December 31, 2019 when compared to the same period in 2018 primarily due to an increase in the amortization of the deferred tax liability associated with an indefinite life intangible asset.

Net loss attributable to non-controlling interest

Net loss attributable to non-controlling interest decreased $0.8 million for the year ended December 31, 2019 when compared to the same period in 2018 primarily due to a lower loss in the non-controlling interest markets.

Liquidity and Capital Resources

General and Note Payable

To date, we have financed our operations principally through sale of our equity, payments received from various payers and through the issuance of a note payable to a third-party financial institution (through November 15, 2019) and replaced it with a note payable from a different third-party financial institution (after November 15, 2019). As of December 31, 2020, we had cash and cash equivalents of $84.6 million. Our cash and cash equivalents primarily consist of highly liquid investments in money market funds and cash. Since our inception, we have generated losses from our operations as reflected in our accumulated deficit of $19.9 million as of December 31, 2020.

We believe that following the offering, our cash and cash equivalents, together with cash flows from operations, will be sufficient to fund our operating and capital needs for at least the next 12 months. Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties. Our actual results could vary because of, and our future capital requirements will depend on, many factors, including our growth rate, the timing and extent of spending to increase our sales and marketing activities. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, including intellectual property rights. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, or if we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, results of operations, and financial condition would be adversely affected.

Indebtedness

On August 15, 2016, the Company entered into a Loan and Security Agreement with a third-party financial institution. The debt agreement provided for up to $30.0 million in term loans that were scheduled to mature on September 1, 2020 at the greater of prime plus 7.45% or 10.95% payable monthly. The Company borrowed $20.0 million initially in August 2016 and another $10.0 million in May 2017 under the agreement. The financing allowed for early repayment if the Company paid a pre-payment fee of 3% during the first 12 months, 2% between 12 and 24 months and 0.5% between 24 months and 36 months. On November 15, 2019, this debt was fully repaid using proceeds from a new credit facility the Company entered into with another third-party financial institution, as discussed below. Unamortized debt issuance costs of approximately $0.1 million were written off.

On January 30, 2018, the Company entered into a Promissory Note Agreement with affiliated investors. The debt agreement provided for $15.3 million in term loans that were scheduled to mature on January 30, 2020 at a rate of 17.5%, payable on the maturity date. The financing allowed for early repayment without penalty or premium. On November 15, 2019, this debt was fully repaid using proceeds from operations as well as an additional $5.0 million amount borrowed in the transition below.

On December 31, 2018, the Company assumed $8.7 million in Notes Payable to related parties as part of a merger with a sister organization. The notes mature on dates ranging from December 2020 to December 2021 and have interest rates ranging from 1.25% to 2.93%. On October 31, 2020, $4.0 million of related party receivables was used to repay $4.0 million of the Notes payable to related parties, leaving $4.7 million of Notes payable to related parties. The Company paid interest of $0.2 million through October 31, 2020. In addition, on December 22, 2020, the remaining $4.7 million of Notes payable to related parties was forgiven and assigned to BHG Holdings, leaving no remaining Notes payable to related parties outstanding.

On November 15, 2019, the Company entered into a Credit Agreement with a third-party financial institution. The debt agreement provides for up to $35.0 million in term loans that mature on November 15, 2024 with interest payable monthly at the lesser of LIBOR plus 2.5% or ABR plus 1.5% payable monthly (4.24% at December 31, 2019), plus up to an additional $10.0 million of financing in the form of a revolving loan. The Company borrowed $35.0 million in term loans on November 15, 2019. During the first year of any loans, the financing allows for early repayment of part or all of the term loans in increments of $0.5 million with a pre-payment fee of 1% of any debt prepaid. After the first year from any borrowing, the debt may be repaid without the pre-payment fee.

On July 17, 2020, the Company increased its capacity under the revolving loan to $15.0 million. No balance is outstanding under the revolving loan as of December 31, 2020.

Cash Flows

The following table presents a summary of our consolidated cash flows from operating, investing and financing activities for the periods indicated.

	December 31,
(in thousands)	2020	2019	2018
Consolidated Statements of Cash Flows Data:
Net cash provided by operating activities	$38,891	$24,358	$5,249
Net cash used in investing activities	(380)	(5,709)	(165)
Net cash (used in) provided by financing activities	(767)	(10,868)	15,356

Net increase in cash and cash equivalents	$37,744	$7,781	$20,440

Operating Activities

Net cash provided by operating activities was $38.9 million for the year ended December 31, 2020, an increase of $14.5 million, compared to $24.4 million for the year ended December 31, 2019. Significant changes impacting net cash used in operating activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019 were as follows:

•	Increase of $23.0 million related to an increase in net income for the year ended December 31, 2020 of $30.9 million compared to net income for the year ended December 31, 2019 of $7.9 million.

•

Increase of $8.9 million due to liability owed by medical practices and providers, which was an increase for the year ended December 31, 2020 of $24.5 million compared to an increase for the year ended December 31, 2019 of $15.6 million. This change is primarily driven by the increase in implemented providers and additional physician and practice expenses associated with the increase in shared savings revenue.

•

Increase of $5.0 million in other current liabilities, which was an increase for the year ended December 31, 2020 of $1.7 million compared to a decrease for the year ended December 31, 2019 of $3.3 million. This increase was mainly driven by an increase in unearned revenue.

•

Offset by a $15.6 million increase in accounts receivable, net, which was a decrease for the year ended December 31, 2020 of $21.8 million compared to a decrease for the year ended December 31, 2019 of $6.2 million, primarily driven by the increase in implemented providers and an increase in the receivable related to shared savings revenue.

•

Further offset by a decrease of $4.1 million in other long-term liabilities, which was an increase for the year ended December 31, 2019 of $0.7 million compared to an increase for the year ended December 31, 2018 of $4.8 million. This change is primarily driven by a tenant improvement allowance provided by the landlord for the office space consolidation.

Net cash provided by operating activities was $24.4 million for the year ended December 31, 2019, an increase of $19.2 million, compared to $5.2 million for the year ended December 31, 2018. Significant changes impacting net cash used in operating activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018 were as follows:

•	Increase of $12.1 million related to an increase in net income for the year ended December 31, 2019 of $7.9 million compared to net loss for the year ended December 31, 2018 of $4.2 million.

•

Increase of $17.7 million due to liability owed by medical practices and providers, which was an increase for the year ended December 31, 2019 of $15.6 million compared to a decrease for the year ended December 31, 2018 of $2.2 million. This change is primarily driven by the increase in implemented providers.

•

Increase of $4.9 million in other long-term liabilities, which was an increase for the year ended December 31, 2019 of $4.8 million compared to a decrease for the year ended December 31, 2018 of $0.1 million. This change is primarily driven by a tenant improvement allowance provided by the landlord for the office space consolidation.

•

Offset by a $6.5 million increase in accounts receivable, net, which was a decrease for the year ended December 31, 2019 of $6.2 million compared to an increase for the year ended December 31, 2018 of $0.3 million, primarily driven by the increase in implemented providers.

•

Further offset by a decrease of $5.3 million for the change in other current liabilities, due to a decrease for the year ended December 31, 2019 of $3.3 million compared to an increase for the year ended December 31, 2018 of $2.0 million. This decrease was driven by repayment of interest payable of $2.7 million and $0.7 million decrease in unearned revenue.

Investing Activities

Net cash used in investing activities was $0.4 million for the year ended December 31, 2020, a decrease of $5.3 million compared to $5.7 million for the year ended December 31, 2019. This decrease was driven primarily by leasehold improvements related to the office space buildout that consolidated our corporate offices during 2019.

Net cash used in investing activities was $5.7 million for the year ended December 31, 2019, an increase of $5.5 million compared to $0.2 million for the year ended December 31, 2018. This increase was driven primarily by leasehold improvements related to the office space buildout that consolidated our corporate offices.

Financing Activities

Net cash used in financing activities was $0.8 million for the year ended December 31, 2020, a decrease of $10.1 million, compared to $10.9 million for the year ended December 31, 2019. This decrease primarily relates to repayments made in 2019 for note payable to related parties that did not take place in 2020 ($15.3 million), offset by the net $5.0 million increase in note payable in 2019.

Net cash used in financing activities was $10.9 million for the year ended December 31, 2019, a decrease of $26.2 million, compared to $15.3 million for the year ended December 31, 2018. This increase was driven primarily by the repayment of investor promissory note $15.3 million, offset by the additional $5.0 million borrowed from Silicon Valley Bank.

Off Balance Sheet Obligations

We do not have any off-balance sheet arrangements as of December 31, 2020.

Contractual Obligations, Commitments and Contingencies

The following table provides the Company’s significant commitments and contractual obligations as of December 31, 2020:

	Payment Due by Period
(in thousands)	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
Notes Payable – principal	$34,125	$875	$4,375	$28,875	$—
Interest expense (1)	3,740	1,119	1,893	728	—
Operating leases	12,806	2,413	4,474	4,511	1,408
Purchase obligations	2,198	1,241	957	—	—

Total contractual obligations	$52,869	$5,648	$11,699	$34,114	$1,408

(1)

Amounts in the table reflect the contractually required interest payable pursuant to borrowings under our Note Payable related to our Credit Agreement. Interest payments in the table above were calculated using interest rates of 3.0% for the Note Payable which was the average interest rate applicable to the borrowing as of December 31, 2020.

As of December 31, 2020, our contractual payment obligations under our operating leases for office and long-term debt indicated in the table above. For purposes of the table above, purchase obligations are defined as agreements to purchase goods or services that are enforceable, legally binding, non-cancelable, have a remaining term in excess of one year and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable pricing provisions; and the approximate timing of transactions. The amounts are based on our contractual commitments. Refer to Note 12, “Commitments and Contingencies,” for further discussion on commitments and contingencies.

JOBS Act

We are an emerging growth company under the JOBS Act. The JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company”, we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, costs and expenses and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in greater detail in Note 1, “Summary of Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements. In addition, refer to Note 2, “Accounting Pronouncements,” in our consolidated financial statements for a summary of recent and pending accounting standards.

Revenue Recognition

Revenue for the year ended December 31, 2018 is presented under ASC Topic 605 (“ASC 605”), Revenue Recognition. Under ASC 605, we recognized revenue when all of the following criteria were met: Persuasive evidence of an arrangement exists; the sales price is fixed or determinable; collection is reasonably assured; and services have been rendered.

Beginning January 1, 2019, we adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective approach. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we perform the following five steps:

i.	Identify the contract(s) with a customer;

ii.	Identify the performance obligations in the contract;

iii.	Determine the transaction price;

iv.	Allocate the transaction price to the performance obligations in the contract; and

v.	Recognize revenue as the entity satisfies a performance obligation.

The cumulative effect of initially adopting ASC 606 was limited to reclassification of bad debt expense, from a general and administrative expense in 2018 to a contra revenue account in 2019 in the amount of $1.5 million for 2019. Bad debt expense had historically been reported within general and administrative expenses, separately from patient service revenue. Under ASC 606, the Company estimates implicit price concessions related to self-pay balances as part of estimating the original transaction price and reports such estimates as reduction of transaction price. The key judgments applicable to revenue recognition under ASC 605 and ASC 606 are similar and are described below.

FFS revenue

FFS-patient care

Our FFS-patient care revenue is primarily generated from providing healthcare services to patients. Providing medical services to patients represents our performance obligation under third party payer agreements, and accordingly, the transaction price is allocated entirely to that one performance obligation. We recognize revenue as services are rendered and approved by the Privia Providers, which is typically a single day for each service. We receive payment for services from third party payers, as well as from patients who have health insurance, but are also financially responsible for some or all of the service in the form of co-pays, coinsurance or deductibles. Patients who do not have health insurance are required to pay for their services in full.

FFS-patient care revenue is reported net of provisions for contractual allowances from third-party payers and patients. We have certain agreements with third-party payers that provide for reimbursement at amounts different from our standard billing rates. The differences between the estimated reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenue to arrive at FFS-patient care revenue. We determine our estimate of implicit price concessions based on our historical collection experience with classes of patients using a portfolio approach as a practical expedient to account for patient contracts as collective groups rather than individually. The financial statement effects of using this practical expedient are not materially different from an individual contract approach. Subsequent changes to the estimate of the transaction price (determined on a portfolio basis when applicable) are generally recorded as adjustments to revenue in the period of the change. For the years ended December 31, 2020 and 2019, changes in the Company’s estimates of implicit price concessions and contractual adjustments to expected payments for performance obligations satisfied in prior periods were not significant.

FFS-administrative services

The Company’s FFS-administrative services business provides administration and management services pursuant to MSAs with Non-Owned Medical Groups.

The Company’s MSAs with the Non-Owned Medical Groups range from 5 –20 years in duration and outline the terms and conditions of the administration and management services to be provided, which includes RCM services such as billings and collections, as well as other services, including, but not limited to, payer contracting, information technology services and accounting and treasury services.

In certain MSAs, the Company is paid administrative fees equal to the cost of supplying certain services as outlined in the MSAs, and if applicable, a margin is added to the cost of certain services. The margin, if applicable, is fixed based on the MSAs; however, the cost of supplying certain services can fluctuate during the life of the MSAs.

In certain MSAs, the Company is paid a percentage of net collections. The percentage is fixed per the MSAs; however, the net collections can fluctuate during the life of the contract.

Under each MSA, there is a single performance obligation to provide a series of administration and management services required for the contract period. The Company believes that each Non-Owned Medical Group receives the management and administrative services each day and has concluded that an output method is appropriate for recognizing administrative services revenue.

Administrative fees are reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for the provision of administration and management services to Non-Owned Medical Groups. In addition, certain of our MSAs include rebates to the customers in the event that certain conditions occur. The Company estimates the transaction price using the most likely amount methodology and amounts are included in the net transaction price to the extent that it is probable that a significant reversal will not occur once any uncertainty associated with the variable consideration is subsequently resolved. No rebates have been earned as of December 31, 2020.

VBC revenue

The Company’s VBC business consists of its clinically integrated network and Accountable Care Organizations which bring together independent physician practices within our medical groups to focus on sharing data, improving care coordination, and collaborating on initiatives to improve outcomes and lower healthcare spending. The Company has contracts with the U.S. federal government and large payer organizations that are multi-year in nature typically ranging from three to five years and is paid as follows: (1) Care management fees on a per member per month (PMPM) basis and (2) on a shared savings basis.

Care Management Fees (PMPM)

Under the PMPM basis, the Company is paid a PMPM rate for each covered individual who is attributed by the payer to the Company (“attributed members”). The Company records revenue in the month for which the PMPM rate applies and the member was attributed. The PMPM rate is based on a predetermined monthly contractual rate for each attributed member regardless of the volume of care coordination services provided under the contracts with the payers. The PMPM rate varies based on payer and product.

Revenue is reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for the provision of care coordination services to its population of attributed members. The Company’s contracts with payers have a single performance obligation that consists of a series of services for the provision of care coordination services for the population of attributed members for the duration of the contract. The transaction price for the contracts is entirely variable, as it is primarily based on a PMPM rate on monthly attributed membership, which can fluctuate during the life of the contract.

The majority of the Company’s net PMPM transaction price relates specifically to its efforts to transfer the service for a distinct increment of the series and is recognized as revenue in the month in which attributed members are entitled to care coordination services.

Shared Savings

Under the shared savings basis, the Company is offered financial incentives to increase its accountability for the cost, quality and efficiency of the care provided to the population of attributed members. The Company is paid the financial incentives when, for a given twelve-month measurement period, its performance on quality of care and utilization meets or exceeds the standards set by the payers as outlined in the contracts and when savings are achieved for medical costs associated with the population of attributed members. The payers analyze the activities during the measurement period using the agreed upon benchmarks, metrics and performance criteria to determine the appropriate payments to the Company.

The Company estimates the transaction price by analyzing the activities during the relevant time period in contemplation of the agreed upon benchmarks, metrics, performance criteria, and attribution criteria based on those and any other contractually defined factors. Revenue is not recorded until the price can be estimated by the Company and to the extent that it is probable that a significant reversal will not occur once any uncertainty associated with the variable consideration is subsequently resolved. Revenue is recorded during the period when the services were provided during a pre-set twelve-month annual measurement period.

Other Revenue

The remainder of our revenue is derived from leveraging our existing base of providers and patients to deliver value-oriented services such as concierge services, virtual visits, virtual scribes and coding, clinical trials, behavioral health management, and partnerships with self-insured employers to offer direct primary care to their employees. CARES Act funds received have been recorded within other revenue on the statement of operation through December 31, 2020.

Variable Interest Entities

Management evaluates the Company’s ownership, contractual, and other interests in entities to determine if it has any variable interest in a variable interest entity (“VIE”). These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available historical information, among other factors. If the Company determines that an entity in which it holds a contractual, or ownership, interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively.

The Company evaluated its relationship with the Non-Owned Medical Groups and their Affiliated Practices as well as its relationship with Affiliated Practices associated with Owned Medical Groups to determine if any of these entities should be subject to consolidation. The Company does not have ownership interest in any Affiliated Practices; nor does the Company have an ownership in Non-Owned Medical Groups. The PMSA and SSA entered by Non-Owned Medical Groups with their Privia Physician members and the Affiliated Practices are not contractual relationships within Privia’s legal structure. The only contractual relationship between Privia and Non-Owned Medical Groups is established through the MSA. Management has determined, based on the provisions of the service agreements between the Company and Non-Owned Medical Groups and after considering the requirements of Accounting Standards Codification (“ASC”) Topic 810, Consolidation

(“ASC 810”), the Company is not required to consolidate the financial position or results of operations of the Affiliated Practices associated with Owned Medical Groups; nor is it required to consolidated the financial position or results of operations of Non-Owned Medical Groups (and, therefore, the Company is not required to consolidate the Affiliated Practices of the Non-Owned Medical Groups).

ASC 810 requires the Company to consolidate the financial position, results of operations and cash flows of a Non-Owned Medical Group by means of a service agreement if the Non-Owned Medical Group is a VIE and the Company is its primary beneficiary. A Non-Owned Medical Group would be considered a VIE if (a) it is thinly capitalized (i.e., the equity is not sufficient to fund the Non-Owned Medical Group’s activities without additional subordinated financial support) or (b) the equity holders of the Non-Owned Medical Group as a group have one of the following four characteristics: (i) lack the power to direct the activities that most significantly affect the Non-Owned Medical Group’s economic performance, (ii) possess non-substantive voting rights, (iii) lack the obligation to absorb the Non-Owned Medical Group’s expected losses, or (iv) lack the right to receive the Non-Owned Medical Group’s expected residual returns.

The characteristics of both (a) and (b) do not exist and as such the Non-Owned Medical Group do not represent VIEs. Accordingly, the Company has not consolidated the financial position, results of operations or cash flows of the Non-Owned Medical Group by means of a service agreement for the years ended December 31, 2020, 2019 and 2018. Each time that it enters into a new service agreement or enters into a material amendment to an existing service agreement, the Company considers whether the terms of that agreement or amendment would change the elements it considers in accordance with the VIE guidance. The same analysis was performed for the Affiliated Practices of Owned Medical Groups, which have contractual relationships with Privia through the SSA, and the Company determined they do not represent VIEs as they do not meet the criteria in ASC 810 for similar reasons outlined above.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the estimated fair value of net assets acquired in accordance with ASC Topic 805, Business Combinations (“ASC 805”). In accordance with ASC Topic 350, Intangibles—Goodwill and Other (“ASC 350”), goodwill is recognized as an asset and is tested for impairment annually and between annual tests whenever events or changes in circumstances indicate that impairment may have occurred. Goodwill impairment is assessed based on a comparison of the estimated fair value of each reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. An impairment charge is recognized for the amount that the carrying value exceeds the reporting unit’s fair value. For purposes of the goodwill impairment evaluation, the Company as a whole is considered the reporting unit. The estimated fair value is generally determined using a combination of discounted cash flow analysis and earnings multiplied by a price/earnings ratio for comparable companies. Potential impairment is indicated when the carrying value of a reporting unit, including goodwill, exceeds its estimated fair value.

Quantitative and Qualitative Disclosure About Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure due to potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Interest Rate Risk

Our primary market risk exposure is changing prime rate-based interest rates. Interest rate risk is highly sensitive due to many factors, including U.S. monetary and tax policies, U.S. and international economic factors and other factors beyond our control. Our Loan Agreement bears interest at a floating rate equal to the lesser of LIBOR plus 2.0% or ABR plus 1.0%. As of December 31, 2020, we had total outstanding debt of $34.1 million in principal amount under the Loan Agreement. Based on the amount outstanding, a 100 basis point increase or decrease in market interest rates over a twelve-month period would result in a change to interest expense of $0.3 million.

Inflation Risk

Based on our analysis of the periods presented, we believe that inflation has not had a material effect on our operating results. There can be no assurance that future inflation will not have an adverse impact on our operating results and financial condition.

BUSINESS

Overview

Privia Health is a technology-driven, national physician-enablement company that collaborates with medical groups, health plans, and health systems to optimize physician practices, improve patient experiences, and reward doctors for delivering high-value care in both in-person and virtual care settings on the “Privia Platform”. We directly address three of the most pressing issues facing physicians today: the transition to the VBC reimbursement model, the ever-increasing administrative requirements to operate a successful medical practice and the need to engage patients using modern user-friendly technology. We seek to accomplish these objectives by entering markets and organizing existing physicians and non-physician clinicians into a unique practice model that combines the advantages of a partnership in a large regional Medical Group with significant local autonomy for our Privia Providers joining our Medical Groups. Our Medical Groups are designated as in-network by all major health insurance plans in all of our markets, and all Privia Providers are credentialed with such health insurance plans. Our platform is purpose-built, organizing physicians into cost efficient, value-based and primary-care centric networks bolstered by strong physician governance, and promotes a culture of physician leadership. The Privia Platform is powered by the Privia Technology Solution, which efficiently manages all aspects of our Privia Physicians’ provision of healthcare services and eliminates the complexity and reduces the cost of otherwise having to buy more than 30 point solutions. We enhance the patient experience, improve practice economics and influence point of care delivery through investments in data analytics, RCM, practice and clinical operations and payer alignment. The Privia Platform is designed to succeed across demographic cohorts, acuity levels and reimbursement models, including traditional FFS Medicare, MSSP, Medicare Advantage, Medicaid, commercial insurance and other existing and emerging direct contracting programs with payers and employers. We believe that the Privia model is a highly scalable solution to help our nation’s healthcare system achieve the quadruple aim of better outcomes, lower costs, improved patient experience, and happier and more engaged providers. Our customers have affirmed our model, as Privia has rapidly become one of the nation’s leading independent physician companies since launching our first Medical Group in 2013.

There are three core elements to our physician alignment approach:

1)	A focus on maximizing the potential of a physician’s medical practice across the physician’s entire patient panel, with the end goal of succeeding in VBC reimbursement;

2)	A highly flexible payer-agnostic approach to address the needs of multiple types of physician practices, from independently owned to hospital employed or hospital affiliated practices; and

3)	Delivering a profitable model for both Privia and our Privia Physicians, regardless of the reimbursement model, geographic environment or specialty.

The Privia Platform is powered by the Privia Technology Solution, which efficiently manages all aspects of our Privia Physicians’ provision of healthcare services and eliminates the complexity and reduces the cost of otherwise having to buy more than 30 point solutions. The intended result is engaged physicians and non-physician clinicians delivering virtual and in-person high quality healthcare to patients with superior clinical outcomes and experiences at lower costs. We believe our technology-enabled platform is highly scalable, allowing us to both rapidly build density in new geographic markets and guide those markets from FFS to VBC by shifting the reimbursement model and helping our Privia Providers better manage the cost of care through a focus on quality and success-based reimbursement. This model is designed to enable significant growth, with significant revenue visibility, low invested capital and attractive margins. We believe the Privia Platform aligns with the direction healthcare is headed, including (1) a macro shift towards VBC models that focus on delivering coordinated, high quality care at lower total costs, (2) a greater focus on the patient experience and (3) a focus on optimizing provider workflow and bringing back the joy of practicing medicine. We believe our approach is highly attractive to multiple types of physician practices given our significant value proposition and our comprehensive solution set.

We believe our technology-enabled platform is differentiated and well positioned to drive sustainable long-term growth, with attractive margins and attractive returns on invested capital. The Privia Platform has the following key attributes:

•	Addresses a Large Total Addressable Market: Targets a large and growing TAM (physician enablement market estimated to be $1.9 trillion, with an ability to serve over 1 million providers in the U.S.).

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Purpose-Built to Scale Nationally: Flexible model to enter new markets with multiple types of physician practices (more than 485,000 primary care physicians and more than 535,000 physician specialists in the U.S.).

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Powered by the Privia Technology Solution: Comprehensive cloud-based technology-enabled platform designed to optimize provider workflow across the full continuum of reimbursement environments as well as both virtual and in-person care settings (eliminates the need to buy and integrate more than 30 point solutions).

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Establishes Provider Density in Local Markets: Supports a proven expansion strategy resulting in increased relevance with payers and patients (over 650 care center locations across six states and the District of Columbia, targeting over 70 MPSAs located within those geographical markets).

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Designed to Transform Care Delivery: Designed to transition care delivery in each market from FFS to VBC and to enhance the care model and ability of Privia Providers to manage higher risk patients (more than $430 million total savings generated across Commercial, Medicare Advantage, Medicare Shared Savings, and Medicaid since 2014; patient NPS of 85).

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Demonstrates Physician Value Proposition Consistently: Reduces administrative burden and generally increases provider profitability (95% Privia Provider retention rate over the past four years in addition to a five-time (2016-2020) HFMA MAP Award recipient for high performance in revenue cycle).

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Generates Attractive Financial Results: Has an established scale, diversified revenue mix with no single payer or individual practice concentration, and is profitable and capital efficient with attractive growth (as of the year ended December 31, 2020, approximately $817 million in revenue and $1.3 billion total practice collections, high return on invested capital with superior unit economics and high free cash flow conversion). See “Key Metrics” for a discussion of practice collections.

•	Led by a Highly Experienced Executive and Physician Leadership Team: Our management team has significant experience leading payer, provider and healthcare information technology organizations.

We believe our model is highly scalable. Privia currently operates in six states and the District of Columbia, covering over 70 target MPSAs (including 20 out of the largest 100 MPSAs). We aim to build relevance in each of our markets with all key constituents (physicians, non-physician clinicians, patients, government programs, commercial payers and employers). Privia started by partnering with small and large independent physician practices focused on primary care, pediatrics, women’s health, and select subspecialties focused on treating chronically ill patients. We now have more than 2,770 providers who have signed to join our platform as of December 31, 2020. Of these, we have approximately 2,550 service professionals on our platform who are credentialed and bill for medical services, in both owned and Non-Owned Medical Groups, as of December 31, 2020. Once a provider signs an agreement to join Privia, there is a five-to-eight month period on average before that provider is implemented on our platform. This time lag between signing and implementing a provider gives us very high visibility into total practice collections over a forward twelve-month period. Our implemented providers operate in over 650 care center locations providing care to over 3 million patients, including approximately 410,000 commercial attributed lives, 83,000 Medicare Advantage attributed lives, 150,000 Medicare Shared Savings / Maryland CPC+ Program attributed lives, and over 30,000 Medicaid attributed lives. In addition, we currently have over 170,000 patients aging into Medicare over the next five years. Our confidence in our business model is based on our belief that the Privia Platform works across all geographies and will allow us to enter many new markets across the country over the coming decades and fundamentally move those markets to VBC.

Privia Physicians join the Medical Group in their geographic market as an owner of the Medical Group. Certain of our Medical Groups are majority-owned by us (each, an “Owned Medical Group”), with Privia Physicians owning a minority interest. However, in those markets in which state regulations do not allow us to own physician practices, the Medical Groups are owned entirely by Privia Physicians. We provide management services to each Medical Group though a local MSO established with the objective of maximizing the independence and autonomy of our Affiliated Practices, while providing Medical Groups with access to VBC opportunities either directly or through Privia-owned ACOs. In markets with Non-Owned Medical Groups, we earn revenue by providing administrative and management services through owned MSO entities (FFS-administrative services revenue). We have national committees that distribute quality guidance, and we employ Chief Medical Officers who provide clinical oversight and direction over the clinical affairs of the Owned Medical Groups. Additionally, we hold the provider contracts, maintain the patient records, set reimbursement rates, and negotiate payer contracts on behalf of the Owned Medical Groups. The Medical Groups have no ownership in the underlying Affiliated Practices, but the Affiliated Practices do provide certain services to the Medical Groups, such as use of space, non-physician staffing, equipment and supplies. We principally derive our revenues from the following three sources: (i) FFS-patient care revenue generated from providing healthcare services to patients through Privia Providers of Owned Medical Groups and FFS-administrative services earned for administrative services provided to our Non-Owned Medical Groups, (ii) VBC revenue collected on behalf of our Privia Providers in the form of management and administrative fees, which, at this time, are primarily in the form of PMPM fees and shared savings, which includes quality bonuses, and (iii) other revenue from additional services offered by Privia to its Privia Providers or directly to patients or employers. The operations of our Owned Medical Groups, owned ACOs and owned MSOs are reflected within our consolidated financial results.

We have experienced strong organic revenue growth since inception and meaningful leveraging of our cost structure.

GAAP Financial Measures

•	Revenue was $817.1 million, $786.4 million and $657.6 million in 2020, 2019 and 2018, respectively;

•	Operating income was $25.4 million, $16.1 million and $2.2 million in 2020, 2019 and 2018, respectively; and

•	Net Income (loss) was $31.2 million, $8.2 million and $(3.0) million, in 2020, 2019 and 2018, respectively.

Key Metrics and Non-GAAP Financial Measures

•	Practice collections was $1,301.1 million, $1,135.7 million and $930.4 million in 2020, 2019 and 2018, respectively;

•	Care Margin was $187.6 million, $163.7 million and $129.7 million in 2020, 2019 and 2018, respectively;

•	Platform Contribution was $82.6 million, $68.5 million and $56.5 million in 2020, 2019 and 2018, respectively; and

•	Adjusted EBITDA was $29.4 million, $18.1 million and $8.9 million in 2020, 2019 and 2018, respectively.

In addition to our financial results determined in accordance with GAAP, we believe adjusted EBITDA, a non-GAAP measure, is useful in evaluating our operating performance. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Who We Are

Privia Health is a technology-driven, national physician-enablement company designed to transform the healthcare delivery experience for physicians and patients, while increasing value to payers. We enter markets, organize providers, drive operational and clinical improvements, and transition the market to VBC. Among many “pain points” in the healthcare market today, providers across the country are spending less time with patients, losing autonomy, and operating with outdated, fragmented point solution technology. By harnessing a platform built on the foundational principles of talent, tools, and technology, we created a solution for building, scaling and optimizing the performance of both our Owned Medical Groups, through which we provide healthcare services, as well as our managed Non-Owned Medical Groups. Our integrated model and approach seek to reduce the physicians’ administrative burden and help accelerate the transition to VBC. This model creates a differentiated experience that is patient-centric, physician-led and payer-agnostic. As a result, we enable physicians to maintain their legacy practice assets while benefiting from being part of a larger Medical Group supported by a national organization. We are helping to drive the transition to VBC while serving FFS needs with an economically sustainable model that builds physician’s experience and confidence, enabling success with the transition to participate in more advanced VBC programs.

Privia Operating Model

The Privia operating model has the following characteristics:

•	Proven, scalable, replicable and flexible;

•	Single TIN Medical Group, primary care-oriented in each local market;

•	Management services and clinical organization enabled by the Privia Technology Solution; and

•	Market specific strategies—Accountable Care Organizations and ancillary services (e.g., clinical lab, pharmacy and imaging) based on market dynamics.

The Privia Platform is powered by the Privia Technology Solution, which optimizes provider workflow across the full continuum of reimbursement arrangements. The platform supports multiple provider types (48 specialties currently represented), enables scalable operations, and delivers patient centric in-person and virtual access to care, attractive quality metrics, and lower cost of care. It efficiently integrates multiple data points to build a single view of the patient, allowing our Privia Providers to serve patients across demographics and medical complexities. Our platform scales across different markets by succeeding in all reimbursement models and delivering next generation VBC capabilities. We seek to continuously enhance the Privia Technology Solution to improve provider well-being and patient satisfaction.

At our core, we believe in bringing back to physicians the joy of practicing medicine and the passion for their profession. As a physician-led organization, we know the vital role providers play in improving patient health outcomes while curbing healthcare spending and waste.

Privia is changing healthcare: We meet providers where they are on the value continuum and partner with health plans, health systems, and employers to align reimbursements to quality, outcomes, and performance. Our model has proven to be successful and replicable across multiple geographies. Our platform is led by top industry talent, exceptional physician leadership, and consists of scalable operations, and end-to-end, cloud based technology that reduces unnecessary healthcare costs, achieves better outcomes, and improves the health of patients and the well-being of providers.

Our tailored solutions are designed to enable providers to practice medicine efficiently and effectively, thrive in both FFS and VBC environments, and improve the quality of their patient interactions, all of which lead to improved patient outcomes. We further enable our medical groups to succeed as the payer, patient and employer needs shift over time in each of our markets.

Privia’s goal is to reimagine the approach to managing physician organizations and optimize their performance by creating a platform that caters to their unique needs. We do this through five key elements of our platform: (i) focusing on technology and population health, (ii) establishing a single-TIN Medical Group and governance model in each geographic market, (iii) owning and operating a management services organization in each local market, (iv) building ACOs to capture VBC opportunities, and (v) offering a high quality, low cost provider network for purchasers and payers.

Trends impacting the U.S. healthcare system

Challenges Physicians Confront Today

Physicians across the country face tremendous challenges in managing their practices. Care delivery platforms today are not set up to succeed in different reimbursement models as healthcare shifts to VBC. We believe there is a multi-decade opportunity for primary care led physician groups to address rising healthcare costs, poor outcomes, and succeed in various VBC models. Success and reimbursement in these models are based on managing total cost of care for an underlying patient population and improving various quality metrics. We think these value-based models will evolve differently in terms of program structure and pace of progress depending on geographic market, demographic cohort and payer. However, traditional physician groups face challenges finding ways to lower costs while improving quality and increasing access to care across multiple geographies and patient cohorts. Physician practices have seen declines in profitability, limited access to capital and strained cash flows as the administrative burden to manage patients has increased. Complexity in payment models and outdated technology has also led to physician burn-out and has hindered physician to patient interactions. Healthcare insurance companies have narrowed their networks, leading to volume pressures that particularly impact independent practitioners. Physicians are at the center of these issues and are the key to the solution.

A survey of 700+ clinicians, clinical leaders and health care executives conducted by NEJM Catalyst and reported in April 2018 found the following:

•	83% see physician burnout as a moderate or serious problem;

•	82% believe that interventions to alleviate burnout should be targeted at the organizational level (e.g. systems and infrastructure enhancements); and

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54% identify off-loading clerical tasks (e.g. to scribes, population health facilitators) and 46% feel initiatives to improve electronic medical records and other IT systems would be helpful in reducing physician burnout.

Rising Healthcare Costs

Healthcare spending in the United States reached nearly $3.8 trillion in 2019 according to CMS, representing approximately 17.7% of U.S. GDP. According to a 2017 study, the United States spends $10,209 per person on healthcare each year, more than any other country in the world and twice the OECD average. National health expenditures are projected to grow 4% per year from 2018 to 2027 according to CMS, outpacing both GDP and inflation expectations. Privia’s solutions help rein in healthcare costs, while improving patient experience and provider efficiency.

Wasteful Spending

A 2019 study by the Journal of American Medical Association (JAMA) estimated that approximately 25% of all healthcare spending is for unnecessary services, excessive administrative costs, fraud and other problems creating waste, implying approximately $760 billion to $935 billion of annual wasteful spending at current levels. In 2017, hospital care accounted for the largest portion of healthcare spending in the United States, representing 33% of the total. Proper management of chronic conditions can significantly reduce the incidence of acute episodes, which are the main drivers of trips to the emergency room and hospitalization, particularly among the elderly.

Sub-optimal Results

Despite high levels of spending, the United States healthcare system struggles to produce better health outcomes and to keep doctors and patients satisfied. Life expectancy in the United States was 78.6 years in 2017, compared to 82.2 years in comparable developed countries, and patient satisfaction with the healthcare system is low, as evidenced by a Net Promoter Score of 35 for the average primary care physician as shown in a WD Partners study conducted in 2019.

We build cost efficient primary care delivery networks in each of our markets to align incentives with public and commercial payers. We use our end-to-end, cloud-based technology-enabled platform to identify quality gaps, generate actionable reports and alerts, and, automate patient outreach and education, to improve care coordination and reduce wasteful spend.

Transition to VBC

There are fundamental challenges and opportunities for improvement in the delivery of healthcare in the United States. Historically, healthcare delivery has centered on reactive care to acute events, which resulted in the development of an FFS payment model. By linking payments to volume of encounters and pricing for higher complexity interventions, the FFS model does not reward prevention, but rather unintentionally incentivizes the treatment of acute care episodes as they occur. The trend toward value-based payment systems has been supported at both the patient and policymaker level. We believe there is demand for technology-driven disruption that would shift the healthcare system to a value-based model. Our integrated platform enabled by data and technology has the potential to revolutionize the healthcare industry. As each geographic market evolves in its shift towards VBC, with our experience working in all reimbursement environments, Privia meets providers where they are on their transformative journey and enables them to accelerate and succeed in their transition.

Our Market Opportunity

We believe there are approximately 1,000,000 total physicians and providers in the U.S. Our existing provider penetration and market share provides us with significant opportunity to grow in both our existing and new geographies. Our growth strategy is centered on capturing whitespace opportunity in existing markets and entering multiple new markets nationally over the next decade. We currently operate in six states and the District of Columbia, with approximately 2,550 implemented physicians and providers, covering over 3 million patients. We believe we address a market opportunity of more than $1.9 trillion.

We understand that healthcare is local and that providers understand the unique needs of their patients and their community. With these issues in mind, Privia has been purpose-built to address a large market opportunity. Unlike peers who focus only on point solutions or narrow patient cohorts, we offer a national platform with hyper-localized solutions that meet the needs of physicians, patients and payers. We offer these dedicated providers the benefits of a larger organization while preserving their existing ownership and affiliation structures. Privia collaborates with an anchor medical group or a health system that has a strong reputation, physician leadership, and interest in embracing and amplifying VBC in its local market. We then develop a network around leading primary care providers and specialists.

Our goal since inception has been to solve problems physicians face regardless of reimbursement environment or patient type. As such, we are able to deploy our solution across the full healthcare continuum. Our model is designed to succeed across all provider specialties and reimbursement environments and with all payer types. We have demonstrated an ability to expand and scale across diverse geographic markets. We know that consumers want on-demand access to care, providers want a lower burden of administrative work, and payers want to lower total medical cost. Our platform offers an interoperable and user-friendly technology that is designed to meet the needs of patients, providers, and payers and allows us to access a large TAM.

For 2020, CMS expects the commercial beneficiary market to represent approximately $1.4 trillion of aggregate healthcare spend in the United States, with Medicare and Medicaid representing $850 billion and $650 billion, respectively, for a total of $3 trillion in overall U.S. healthcare spend. Nephron Research estimated in its January 2021 research report titled “The Dawn of Physician Enablement: Defining Healthcare in the 2020s” that the “physician enablement” market in which we participate represents up to $1.9 trillion of that total healthcare spend. We believe the flexibility of our model uniquely positions us to address this large market opportunity.

Our History

Privia Health was founded with a mission to improve and transform healthcare in order to enable doctors and their teams to focus on providing patients with high quality healthcare. In 2013, we launched Privia Medical

Group with our first practice in Virginia. The following year, we expanded across the Mid-Atlantic region to Maryland and Washington D.C. In 2015, we launched our Georgia and South Texas markets. In 2016, we launched our group in North Texas. That same year, the Washington Post named Privia Health one of the “Top Workplaces” for a second consecutive year. In 2017, The Advisory Board Company listed Privia Health as one of the “Workplaces of the year” for employee engagement. In 2018, our current CEO, Shawn Morris joined and we also launched our Women’s Health specialty vertical. In 2019, we launched our Florida market and in 2020, we launched in Tennessee, started the Privia Pediatrics vertical, and announced a strategic alliance with a prominent children’s hospital in Texas. In addition, we received our fifth consecutive HFMA MAP award for high performance in revenue cycle (2016-2020). From 2015 to 2020, we have averaged a 34% annual growth rate in providers joining our platform, which has resulted in a total attributed lives growth rate of 38%.

Implemented Providers

Total Attributed Lives in Value-Based Programs Growth (in thousands)

We define attributed lives as patients that a payer identifies in any VBC program that Privia medical group is specifically responsible for managing. Reimbursement for managing these patients is partially or fully based on controlling the total cost of care and / or improving certain quality metrics.

We currently operate in six states and the District of Columbia with approximately 2,550 implemented providers and more than 650 care center locations, targeting over 70 MPSAs (including 20 out of the largest 100 MPSAs), and over an 80 million addressable population as of December 31, 2020. We define a market as a geographic area covered by one of our medical groups under a single-TIN. A market could comprise a single state, part of a state or a group of multiple states. Once we enter a market with an anchor medical group or health system, we establish provider density using an in-market and national sales and marketing team. We accelerate our go-to-market strategy using on the ground market intelligence and a data driven approach to add new practices to our medical group. As our medical groups grow, we transition our markets to value-based programs as demonstrated by the increase in our attributed risk lives across various programs.

We Are Engineered to be Scalable

We aim to build relevance in each of our markets with all key constituents (physicians, non-physician clinicians, patients, government programs, commercial payers and employers). We start by partnering with small and large independent practices focused on primary care, pediatrics, women’s health, and select subspecialties focused on treating chronically ill patients.

While we have historically partnered with independent physician practices, we recently formed a joint venture with a leading regional health system in Florida to both support its current employed providers and expand its reach by attracting independent providers in the region into the medical group.

We believe the breadth of our approach represents a tremendous opportunity for Privia to provide an alternative physician alignment model to independent provider groups, health systems, and other Privia Providers.

Our deliberate focus on i) serving patients across the continuum of care, ii) succeeding in all reimbursement environments, iii) aligning with diverse provider groups in a capital efficient manner and iv) expanding nationally across multiple markets have led us to scale our operations meaningfully since inception. Our current scale, corporate, and technology infrastructure, payer and provider relationships and profitability, allow us to expediently enter and achieve profitability in each new market.

The Privia Platform is Designed to Transform the Way Physicians Practice Medicine

Privia’s goal is to reimagine the approach to managing physician organizations and optimize their performance by creating a platform that caters to their unique needs. We do this through five key elements of our platform: (i) focusing on technology and population health, (ii) establishing a single-TIN Medical Group and governance model in each geographic market, (iii) owning and operating a management services organization in each local market, (iv) building ACOs to capture VBC opportunities, and (v) offering a high quality, low cost provider network for purchasers and payers.

Technology and Population Health: Too often technology works against, rather than for, providers and patients. The Privia Technology Solution is designed with our physicians’ and patients’ input to enhance their workflows in both FFS and VBC settings, increasing patient engagement across all stages of a visit, including patient access, pre-visit, at the point of care (both in person and virtual) and post-visit. We seek to optimize our Privia Providers’ technology and marketing so patients can easily find a provider online, schedule an appointment and receive appointment reminders, all of which have been shown to improve patient retention and minimize costly no-shows. On our MyPrivia app, patients can schedule and complete a virtual visit, securely message providers and their care teams, schedule an office appointment, find care options within the Privia network, and access the patient portal. Our technology and tools embed workflow and insights directly into our EMR system so providers can seamlessly assess patients’ health, review their practice performance and provide a superior experience at the point of care (in-person or virtually). Most physician groups deal with an onslaught of disparate information coming from different sources—such as multiple payers and hospitals—resulting in confusion and disorganization for providers at the point of care. Unlike other peers, Privia manages the complexity in the background in order to create a unified workflow and experience for our Medical Groups, Privia Providers, their staff and patients. For example, Privia uses APIs with systems and data exchanges so that our Privia Providers do not need to access other systems during a patient visit, and our EMR interfaces generate approximately 8 million messages on a monthly basis. After the visit, our providers follow up with patients using automated education, transitional and chronic care management, care plans, behavioral health and more. We also use patient-satisfaction feedback to continuously improve the patient experience, refine care protocols and increase our Privia Providers’ online visibility. In 2019, we received the HIMSS Innovation Award for our exceptional PRQD program that collects required quality data directly from patients and automatically loads the results into patient records. Our proprietary virtual visit technology is fully integrated into our platform. As of December 2020, our virtual visit platform had logged over 850,000 visits, conducted by over 2,000 providers, across more than 43 medical specialties, while receiving 96% patient satisfaction. The Privia Technology Solution is the cornerstone to our Medical Groups and ACOs’ ability to succeed across patient demographic cohorts and multiple lines of business (Medicare, Medicare Advantage, MSSP, commercial, etc.).

Technology and Population Health

PRIVIA TECHNOLOGY SOLUTION

Single-TIN Medical Group: In each of our markets, we build a primary care centric single-TIN Medical Group that facilitates payer negotiation, clinical integration and alignment of financial incentives. Our Medical Group governance structure allows Privia Providers to build a clinical culture that adapts to consumers’ and a region’s unique and evolving needs. Privia Providers in our Medical Groups collaborate in POD meetings to review performance data, share best practices, create an environment of accountability, and advance evidence-

based medicine while maintaining significant autonomy. At the local leadership level, Privia Physicians across different practice locations, or care centers, meet regularly with support from Privia performance team members to drive local population health initiatives, engagement and performance. At the market Medical Group level, Privia Physicians, along with Privia team members, advise on priorities, set annual objectives, and approve payer contracts and performance distribution. Finally, at the national level, our Privia Physicians receive input from each market and establish priorities for operational improvements and clinical priorities. We believe that this integrated governance structure allows our Privia Physicians to focus on what is most important, taking care of patients, while having a voice in the strategic direction of business operations. The structure also allows previously disconnected providers to share ideas in a broader forum, sharing best practices with each other.

Management Services Organization: Privia enables our Privia Providers to focus on their patients, not paperwork. Our market-level management service organizations leverage our scale to reduce administrative work, increase efficiency, and lower direct costs for our Privia Providers. Our payer contracting team works with multiple private and government payers across markets to construct and participate in VBC programs. As a five-time consecutive recipient of the prestigious HFMA MAP Award, our RCM team meets the high standards for financial results and patient satisfaction. Our team of performance consultants conduct business operations reviews and audits to optimize our Privia Physicians’ finances and productivity. Our procurement team develops opportunities to reduce practice expenses through participation in group purchasing. Our analytics team enables our Privia Providers to make more data-driven decisions on financial, operational, and clinical initiatives, resulting in same store practice growth across both FFS and VBC programs. Our clinical operations and informatics team ensures the “doctor’s voice” is present in our technology solutions to drive savings and optimize patient outcomes. Our innovative technology improves data security, bolsters the patient-provider relationship, and offers patients a seamless, coordinated experience.

Accountable Care Organization: Privia has created consistent value across multiple markets and reimbursement models. Our physician-led, local market-based ACOs lower costs, engage patients, reduce inappropriate utilization, and improve coordination and patient quality metrics to drive VBC. Our scale and demonstrated quality metrics allow us to enhance reimbursements for delivering high-quality care. The Privia Technology Solution identifies quality gaps, sends patient satisfaction surveys, automates patient outreach and education, and generates reports and alerts to improve care coordination. Our platform proactively shares critical information at various points along the continuum of care to advance population health and streamline provider workflow. Our integrated tools divert costly patient encounters so our Privia Providers can increase revenue through both commercial and federal programs. Patients who meet with a Privia Provider annually for wellness and preventive care experience on average 61% lower hospitalizations, 47% lower emergency room visits, and 25% lower risk-adjusted total cost of care. In 2019, each ACO across our national network delivered high-value, cost-efficient care to more than 119,000 Medicare beneficiaries, achieving shared savings of $57 million through the MSSP. Our total annual expenditures were 14% lower than the median MSSP ACO and 22% lower than total FFS Medicare. Our weighted average emergency room utilization was 20% lower than the median MSSP ACO and 28% lower than total FFS Medicare. Our weighted average inpatient utilization was 19% lower than the median MSSP ACO and 24% lower than the total FFS Medicare average utilization. We achieved over 92% in CMS quality scores for each of our regions in 2019 according to applicable CMS criteria. Since 2014, we have delivered total shared savings across government programs and commercial payers of more than $430 million, including nearly $195 million through participation in the MSSP. Our approach has been successful across Commercial, Medicare Advantage, MSSP, and Medicaid, from simpler pay-for-performance programs to more complex partial capitation and risk-based programs.

Network for Purchasers and Payers: Privia strives to bring all parts of the care delivery system together for an integrated care plan that is designed to lead to improved outcomes at lower cost. Our Medical Groups enable providers to connect across our platform to better understand the holistic needs of each patient and connect them with other aligned and informed providers to address their individual medical needs. This is accomplished by leveraging data from numerous sources and utilizing provider input based on local knowledge to develop aligned virtual narrow networks that are designed to address the unique needs of government and commercial payers as well as individual employers. We build these networks within our platform to enhance both the provider and the patient experience by removing administrative burden and enhancing efficient and coordinated patient communication. This capability also allows us to work with forward thinking health systems to increase alignment with employed, affiliated and independent physicians to optimize resource utilization through our cost-effective, clinically aligned model.

The Privia Technology Solution: Our Purpose-Built, End-to-End Technology-Enabled Platform

Our end-to-end, cloud-based technology-enabled platform streamlines the provider, patient and care team workflows focusing on each of the following aspects: i) patient access through various avenues (patient portal, mobile app and search engine optimization), ii) pre-visit analytics and preparation, iii) in-person or virtual care delivery and iv) post visit analytics, care-coordination and reporting. Our technology-enabled platform enables us to scale operations across approximately 2,550 implemented providers in multiple markets, enhance performance across multiple payer contracts and deliver superior quality care to patients across the demographic spectrum.

Our technology-enabled platform supports providers by leveraging machine learning and artificial intelligence to reduce or automate tasks that needlessly create administrative burden. In addition, our technology-enabled platform helps us scale operationally, as our product designers and engineers collaborate closely with clinical and operational teams to optimize workflows as we enter new markets and new payer contracts. Our platform is built on a modern cloud-based technology stack employing agile development cycles. Our technology architecture utilizes API standards for ease of implementing new functionalities and integrating with multiple external systems.

Patient Access: We optimize practices’ web presence so patients can easily find and schedule an appointment with a provider online and receive appointment reminders to fortify patient retention and avoid costly no-shows. We offer a seamless experience through our mobile app and patient portal that amplifies the patient and provider relationship. Our tools empower patients to access personal health information and stay connected with their providers by equipping physicians with the tools they need to deliver quality, affordable care when, where, and how patients need it.

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Capabilities: Practice Websites with Online Reputation Management (ORM) and Search Engine Optimization (SEO), Online Self-Scheduling and Physician Search, Mobile App, Online Check-in, Appointment Reminders, Secure Patient Messaging, 24/7 Nurse Triage Call Center, and 24/7 On-demand Virtual Visits for immediate or primary care.

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Outcomes: approximately 400 practice websites managed with approximately 470,000 monthly unique visits; approximately 1,800 providers on online scheduling; approximately 270,000 mobile app users monthly, over 90% mobile and 80% email collection rates; Over 75% email open rate; and over 40% gap campaign closure rate.

Pre-visit: The Privia Platform prepares providers to more efficiently see patients, and facilitates improved outcomes before the patient enters the examination room. Our technology and tools embed insights directly into our EMR so providers can seamlessly assess both patients’ health and practice performance. We acquire data from across the healthcare ecosystem for a single view of the patient. Privia’s solutions preemptively identify opportunities before the patient visit, using huddle reports and patient stratification. Our platform allows providers to proactively identify patient attribution, open quality gaps, open coding gaps, assess patient risk level and determine care management eligibility.

•	Capabilities: Interoperability, Interface Management, Patient Portal, Online Check-In, Kiosks, Huddle Reports, and Chart Preparation

•	Outcomes: approximately 8 million messages in athenaNet interfaces monthly, ~3,000 file exchanges with payers per month on average, over 65% patient portal adoption rate

During Visit: Whether an appointment is in-person at one of our more than 650 care centers or through our leading telehealth platform, our platform ensures a streamlined provider and patient interaction. Privia integrates the quality workflow within the point-of-care in the EMR. Our solutions allow providers and care teams to close quality gaps during the patient visit by leveraging external data and enlisting patients for self-gap closure. The solutions are built on evidence-based guidelines managed by committees of physicians. Furthermore, we prioritize key risk adjustment gaps, recapture prior diagnoses and imbed suspect medical conditions within the EMR.

•	Capabilities: Embedded Virtual Visit Technology, Embedded Quality and Risk Gaps, Referral Decision Support, Virtual Scribes.

•	Outcomes: Thorough patient examinations, over 4.0 average Stars Score across Medicare Advantage programs; over 92% Quality Score (MSSP); 100% of established markets with MIPS fee schedule improvement.

Between Visits: After the visit, we support treatment with patient education tools, automated standing orders based health event data triggers, transitional and chronic care management, care plans, and more. We also use patient-satisfaction feedback to increase practices’ online visibility. Our system sends secure messages to patients within the patient portal and messages are sent on behalf of the provider and care team. Our proprietary care team application is integrated within the EMR and patient portal enabling clinical assessments and templates to guide care team’s workflows. Privia Connect, our proprietary provider community application, is a resource hub and training platform for all provider needs.

•	Capabilities: Patient Portal, Patient Satisfaction Surveys, PRQD, Automated Patient Outreach, Care Plans, Care Management Application, Analytics Platform

•	Outcomes

•	Privia conducts over 84,000 patient surveys per week

•	14% survey response rate

•	Remediation of any negative feedback commenced within 24 hours

•	Over 75% email open rate on all emails sent to patients; more than 41,000 gaps closed in 2019

•	96% provider adoption of Privia Connect application; over 2,100 self-service knowledge-based articles; 85 online courses available

Virtual Visits—Mobilizing Doctors during the COVID-19 Outbreak Situation

Legacy telehealth platforms have traditionally offered virtual visits as an isolated encounter between a patient and a medical provider who do not have an existing relationship. In most instances, any clinical notes from the telehealth visit are not integrated into the patient’s primary EMR. This gap in clinical data typically contributes to poor health outcomes and increased healthcare costs. Privia’s proprietary virtual health platform is fully integrated with our patients’ EMR so our primary care providers can readily access data from virtual visits. Our patients can also use the telehealth platform to schedule a virtual visit with a provider of their choice, an in-person follow-up visit or a referral to a specialist. Therefore, our patients do not need to choose between a telehealth visit at their convenience and seeing a trusted provider.

At the end of 2019, approximately 250 Privia Providers conducted ~350 virtual visits per week. In March 2020, as COVID-19 rapidly became a global health issue and shelter-in-place orders were enacted, practices nationwide saw on average a 60% decrease in patient volumes. In response, Privia quickly launched provider and patient communication campaigns to transition from in-person to virtual visits, as clinically appropriate. Over 2,000 Privia Providers, representing more than 43 medical specialties, continued delivering care to patients via our proprietary telehealth platform. We further launched our 24/7 Virtual Clinic, providing on demand access to Privia Providers for immediate care if a patient’s primary care provider is not available. We are expanding the service directly to individuals and employers as they explore alternative fully integrated care models to manage a remote workforce.

Outcomes

In March 2020, Privia’s virtual visit volumes increased from ~100 per day to more than 6,000 per day on average without operational disruption and zero downtime on Privia’s proprietary virtual visit platform. Virtual visit volume increased rapidly, from approximately 0.3% of all visits prior to the COVID outbreak to more than 45% by the beginning of April 2020. As of December 2020, over 480,000 distinct Privia patients have completed over 850,000 virtual visits with a 96% satisfaction rate. Of all patients seen by a Privia Provider virtually, 87% did not return to the same doctor or another doctor in the same specialty for a follow up visit within seven days. As of December 31, 2020, approximately 15-20% of our visit volume was delivered virtually across our markets and specialties and we anticipate that to hold steady post-COVID.

With our virtual visit capability fully embedded in our provider workflows and technology stack, Privia practices across our markets have leveraged the virtual health platform to drive improvements in provider productivity, new patient volume and market share.

Within our 24/7 Virtual Clinic, our providers delivered exceptional immediate care as evidenced by our antibiotic prescription for viral illnesses (20% for Privia vs. 46% in traditional urgent care per JAMA). Additionally, based on patient self-reported data, 39% of our patients seen in our Virtual Clinic avoided unnecessary ER or an urgent care visit.

Our Provider Partnership Approach

We are transforming healthcare by empowering physicians. We know that providers are uniquely positioned to reshape healthcare, but they need the right organization, tools, technology, talent and governance to support them. That is where Privia comes in. Our high-performance medical groups, proprietary technology, physician leadership and team-based approach help our providers manage the health of their communities through exceptional patient experiences. We follow a proven process to move providers and markets to value through the following:

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High-Performing Medical Groups: Privia forms high performing medical groups in each of its markets. Our structure allows providers to practice medicine as part of a larger clinically and financially integrated medical group while maintaining their legacy ownership structure and affiliations. Privia’s top-performing providers work together to reduce utilization and costs, improve the patient experience, and advance population health

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Superior Management Services Organization: Privia is a purpose-built organization that arms physicians with key expertise and assistance in crucial practice needs such as contract negotiations, RCM, clinical operations, information technology and administrative support so that physicians can focus on what matters: delivering high-quality care to patients across the continuum of care

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Enabling Transition to and Success in VBC: We partner with all provider types across all reimbursement programs including Medicare, Medicare Advantage, Medicaid, and Commercial to successfully navigate the transition to VBC. We enable providers to run a more fulfilling, financially viable practice while providing superior patient experiences

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Enhanced Patient Experience: We empower and engage patients with tools and technology, such as our MyPrivia mobile app, patient portal and telehealth capabilities. This approach prioritizes the patient-provider relationship and helps deliver care when, where, and how patients want to connect with their providers

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Superior Clinical Quality: Privia enables better clinical quality by putting patient outcome data in front of providers that they never had before and providing additional clinical programs, such as care management and behavioral health. For example, patients who meet with a Privia Provider annually for wellness and preventive care experience 61% lower hospitalizations, 47% lower emergency room visits, and 25% lower risk-adjusted total cost of care.

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Delivering Financial Rewards: Ultimately, our model results in significant financial rewards for our providers by i) enhancing provider efficiency and increasing patient panel sizes, ii) increasing revenue from FFS and value-based contracts and iii) reducing overall direct and indirect cost to provide care and manage their practices.

Methodical Process to Move Providers and the Market to Value

Governance and Physician Leadership Culture

Our multipurpose governance model includes a local governance structure to meet each market’s needs and continuously improves various aspects of our patient, physician and payer relationships. Privia Physicians hold the majority of board positions in our Owned Medical Groups and ACOs, including sole authority over matters related to the practice of medicine, and we either have exclusive authority over certain strategic issues such as mergers and acquisitions, and termination of our MSA or veto authority relative to certain strategic decision making. The intent being to balance physician leadership on clinical matters while acknowledging that certain matters will require action by Privia given the fact that Privia contributed the capital and intellectual knowledge to establish the Owned Medical Groups and ACOs. In addition, our National Physician Advisory Council (“NPAC”) brings together the clinical and executive local market leadership across the country to provide valuable input to improve our common technology-enabled platform, physician facing data reporting, common quality initiatives, marketing and product performance.

Under the auspices of the NPAC, various individual specialty collaboratives meet both locally and nationally to address common issues, bring best practices and models of success to the forefront. As an example, Privia Women’s Health focuses on advancing VBC and performance in women’s health, including participation in building VBC-contracting models with bundled payments and episodes of care, and including remote patient monitoring in pregnancy. The pediatric collaborative successfully brings forward strategies to engage patients and families in continuing pediatric care through continuous education, information, structural changes and innovative ways of keeping patients and family safe including virtual visits, drive through testing for COVID, vaccination programs, and triaging for in person visits.

Physician culture begins at selection of high performing, well-respected practices in their communities to join Privia, and continues with on boarding and implementation, continuous education on VBC, physician led PODS and participation at both the market and national executive and clinical leadership levels.

Our Impact

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Patients: Privia currently serves approximately 3 million patients across the continuum of care. Our total cost of care framework enables us to provide enhanced care regardless of whether the patient is healthy, early stage chronic, high risk, poly-chronic or a complex case. Our framework focuses on:

i) expanded access through our more than 650 care center locations or virtually ii) proactive referral management iii) chronic care management and behavioral health and iv) complex care management and palliative care. Our technology provides an improved patient experience and better outcomes through our MyPrivia app and patient portal, including helpful automated reminders to stay on top of health events, 24/7 virtual immediate care and nurse care advice. As an example, patients who meet with a Privia Provider annually for wellness and preventive care experience 61% lower hospitalizations, 47% lower emergency room visits, and 25% lower risk-adjusted total cost of care. Patients enrolled in Privia’s diabetes program, which focuses on managing blood sugar, blood pressure, kidney disease, and cholesterol, experience 38% lower hospitalizations, 30% lower emergency room visits, and 27% lower risk-adjusted total cost of care than diabetics who do not enroll.

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Providers: Transforming healthcare requires innovative, diverse solutions that position providers at the forefront. Privia’s physician-led approach enables providers to practice medicine the way they want with the support they need, thrive in VBC, and stay connected with their patients. We combine talent, tools and technology to ensure that Privia Providers are less burdened with administrative tasks, spend more time with their patients and are rewarded for managing their patients’ cost of care effectively. As a result, the Privia Platform has grown significantly over the past few years, scaling from more than 250 implemented providers in 2014 to approximately 2,550 implemented providers on the platform today.

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Health Systems: Our physician expertise, top talent, and technology helps health systems navigate complex policies, competing priorities, and the changing healthcare landscape. Privia solves these challenges by advancing immediate business goals, aligning physicians, and positioning the health system organization for long-term success in a value-based market. We partner with forward thinking providers to address their most pressing needs by providing i) a physician alignment platform for health systems seeking a more efficient model to align and build loyalty with community physicians ii) a medical group enablement strategy for health systems looking to reduce operating losses from an employed medical group and iii) a medical group privatization strategy for health systems seeking to eliminate subsidies from a physician employment model. Our flexible, scalable, capital-efficient model generates cost savings and top-line growth in a shifting reimbursement environment. Our team’s vast industry knowledge and experience with health plans (including health system or integrated delivery network owned) and physician groups inform our practice management, VBC, and IT support and implementation. This expertise drives consistency, repeatability, and scalability of workflows, metrics, and outcomes. Our cloud-based technology unites physicians and integrates into health systems’

existing workflows. This seamless data delivery at the point of care increases connectivity, improves care coordination, and provides data to negotiate risk-based payer contracts and engage patients of a health system.

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Payers: We differentiate payers’ benefits and network designs to expand market share and remain competitive. Privia offers tools that enrich the patient experience, decrease utilization, steer care to cost-efficient settings, and embrace value-based contracts. Our high-performance, localized provider networks leverage technology and care coordination to lower the risk of costly patient events and improve health outcomes. Our tools engage patients, close care gaps, and connect primary care providers and specialists to avoid unnecessary patient encounters. We align incentives with our payer partners by linking performance to rewards and enter into innovative custom contracts serving all demographics and populations across the continuum of care.

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Employers: Privia seeks to create significant benefits directly to employers through the improvement of benefit design, simplicity of use and reduced friction with the healthcare system. We deliver high performance networks, custom network design, advanced telehealth capabilities, and patient engagement tools. We work with employers to deliver innovative, customized medical benefits packages supported by our cost-efficient, high-quality provider networks. Our enhanced primary care model offers superior care to their employees while lowering per-member, per-year costs. Our high-performance networks connect primary care and specialty providers to ensure employee care is streamlined, coordinated, and efficient. With 24/7 accessibility and a user-friendly interface, our virtual visits technology can save time, decrease absenteeism, and improve employee satisfaction. Patients can message providers, refill prescriptions, view test results, pay bills, and schedule visits through our mobile app or patient portal.

Our Value Proposition

Privia is a technology-enabled platform designed to transform the healthcare delivery experience for patients and physicians. We believe that employed and independent providers are seeking an alternative platform to help them navigate and succeed in an environment of shifting reimbursement mechanisms and consolidation among health systems, payers, and other sectors in the healthcare ecosystem. Moreover, the government, patients, and employers continue to expect primary care providers to provide better access, lower total cost, and higher-quality care, which we believe is a powerful trend in our favor.

Replicable Platform to Enter and Move Markets Toward Transformational Value

Privia is expanding its technology-enabled platform designed to transform the healthcare delivery experience from a traditional FFS to VBC reimbursement model. We believe that our platform enables us to enter new geographies, establish our primary care centric provider network and move markets toward transformational VBC. We serve patients across demographics and medical complexities and also participate in different reimbursement models.

We align our success with that of our Privia Physicians and enable them to maximize the potential of their practices across their entire patient panel. Our proven, flexible platform delivers tailored solutions to secure providers’ futures, regardless of their starting point on the transition to value.

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FFS: At the onset of our relationship, we seek to create value for our Privia Providers through more competitive payer contracts, improved patient volume, strengthened networks, and revenue cycle and productivity gains driven by our technology-enabled platform.

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VBC: Over time, we create incremental value for our Privia Providers by enabling them to succeed in VBC models which are highly aligned with payers. Our technology, training, robust networks and governance structures are foundational components powering our track record of success in programs such as enhanced reimbursement through the MSSP, Medicare Advantage, Medicaid, commercial and other direct payer and employer contracting programs.

We align incentives with our Privia Physicians and those who fund healthcare spend by designing our revenue model such that we share in the benefit of our partners achieving better outcomes, regardless of reimbursement environment. Because we are paid a percentage of our practices’ revenues, our fees are aligned with our Privia Physician practices’ revenue streams, including both FFS and VBC reimbursements, and particularly the latter as we continue moving into successful long term value-based arrangements. We sign multiyear contracts with our Privia Physicians, creating highly predictable and recurring revenue. This stable revenue stream and our demonstrated ability to scale inform our growth plans as well as our ability to achieve attractive unit economics.

Our end-to-end, cloud-based technology-enabled platform improves practice efficiency, patient and provider experiences and healthcare outcomes. Our technology-enabled platform is designed to increase provider workflow efficiency, enhances patient experience and engagement, achieves lower total cost of care, improves healthcare outcomes and increases revenue for our Privia Physicians’ practices, enabling them to succeed across changing reimbursement environments. In addition, our platform eliminates the need for our Medical Groups to purchase and integrate numerous single-point solutions, thereby removing administrative burden and enhancing overall provider experience.

Our platform is designed to improve patient outcomes through superior clinical quality. Privia brings a value-based philosophy of clinical care that leads to higher quality results. Through advanced analytics we identify rising risk and high-risk patients, and ensure that all patients receive the necessary preventive care. We provide additional clinical support to our Privia Providers and patients through an integrated care team model—including nurse care managers, care coordinators, chronic care (such as diabetes), behavioral health, palliative care, and more. Unlike most traditional medical groups, our care team is seamlessly integrated into the entire care experience, working off of the same patient record and integrated into practice workflows, rather than a disconnected third-party vendor. This approach has led to favorable outcomes; for example, patients enrolled in our diabetes management program experience on average 30% lower emergency room visits, 38% lower hospitalizations, and 27% lower cost of care. Privia is also recognized for being in the top 20th percentile of comparable MSSP ACOs nationally in quality measures such as fall risk screening, flu vaccination, and HbA1c control for diabetic patients.

We provide the benefit of scale while also offering flexibility with ownership structures. Physicians and providers join our single-TIN Medical Group in each geographic market while maintaining significant autonomy and retaining ownership of their legacy practice assets. Physicians and providers are able to join our platform regardless of whether they are independent, affiliated or employed by a larger provider entity, such as a health system, large medical group, or other captive physician models. Our scale, technology-enabled platform, more competitive payer contracts, leading practice operations and physician governance are designed to enable our Privia Providers’ practices to grow revenue and succeed in VBC reimbursement models.

Where We Excel and Drive Meaningful Improvement

Ability to enter and move markets to VBC: We believe we have demonstrated our ability to establish a market presence in multiple geographies and build cost efficient, high quality provider networks capable of successfully transitioning to VBC. We meet providers where they are in the journey, helping them move forward along the continuum of VBC. Privia enables our Privia Providers to succeed in VBC, and provides additional clinical programs to support patients such as care management, transitional care management, behavioral health, remote-patient monitoring, and palliative care.

End-to-end, cloud-based, technology-enabled platform: The Privia Technology Solution integrates key elements of numerous single-point solutions, enabling our practices to succeed in all forms of VBC and FFS reimbursement environments while creating efficiency across the physician workflow and enhancing the patient experience. The Privia Technology Solution utilizes artificial intelligence and machine learning to analyze data, surface suspected medical conditions and close care gaps.

Ability to serve all practice, provider and patient types across a variety of reimbursement models: The flexibility of our model gives us the ability to improve operations for a variety of provider types, including primary care, specialists and health system employed and Privia Providers. This positions us to grow into a large market opportunity, consisting of commercial, Medicaid, MSSP and Medicare Advantage as well as direct contracting with private and government payers and employers. Our ability to improve outcomes for practices across various medical specialties ultimately accrues to the benefit of a larger set of patients than if we were focused on one area of care.

Privia’s capital efficient operations are portable and replicable across geographic markets: We enter a market with an asset-light operating model and employ a disciplined, uniform approach to market structure and development. We affiliate with market leading provider groups and health systems to form anchor relationships consisting of a single-TIN Medical Group to which we align other independent, affiliated, or employed providers. In contrast to many of our competitors, our model does not rely on buying physician practices or, building de-novo medical clinics that require significant capital expenditures nor does it subject us to the costly need to satisfy insurance-based capital requirements. The data we have collected from earlier provider cohorts demonstrate that we consistently improve practice performance in both FFS and VBC metrics over time and inform our expectations for our new markets. As a result, markets see a favorable timeline to profitability and free cash flow contribution. Moreover, our business model gives us flexibility to achieve incremental growth through acquiring minority or majority stakes in our practices and opening de-novo, fully-owned sites of care focused on Medicare Advantage and direct contracting models.

Long term, sticky relationships underpin our predictable and profitable operating model: Privia Providers have high average satisfaction with their overall performance on our platform. Our provider NPS of 54 (for the period between March 10, 2020 to April 28, 2020, as surveyed by Press Ganey Associates) is 19 points higher than the average provider score of 35. In addition, we have 95% average provider retention over the past four years. The patients that our providers serve are generally happier as well, as evidenced by a net patient satisfaction score of 85 for 2020. Our pipeline of signed providers who have yet to be implemented, high provider satisfaction and retention, and high patient satisfaction all contribute to more than 90% practice collections predictability on a rolling twelve month forward basis. As a result of these relationships and a high level of patient satisfaction, we are profitable and free cash flow positive, with improving unit economics and margins.

Highly experienced executive and physician leadership: Our management team has significant experience leading payer, provider and healthcare information technology organizations. We believe that our healthcare experience and physician leadership model are competitive advantages in improving care. Our market leadership is highly regarded with a demonstrated track record of success over decades, combining diverse expertise with a shared passion for transforming the healthcare delivery experience. Our highly engaged national physician advisory council has helped us develop physician leaders nationally as well as in the markets we serve. We elevate the clinical voice at all levels of leadership to ensure our solutions benefit providers and their patients.

Case Studies

The following case studies are illustrative of how we go to market in the geographies in which we operate. We believe that the case studies chosen are representative of our operating model and financial results.

Case Study: Mid-Atlantic Market

Overview: After establishing a presence in the Mid-Atlantic market in 2013, we have grown our provider base by 270% across multiple specialties in the region, while producing tangible improvements in our practices. This rapid growth demonstrates the power of the Privia model to enter a market and expand provider density, while moving the market to VBC. Privia’s accelerated growth in our provider base and attributed patient lives in value-based programs result from aligning with payers, the network effect, and our proven value proposition, as we continue to improve healthcare outcomes and contain costs.

Key Takeaways

•	Privia has grown rapidly since entering the Mid-Atlantic market as measured by various metrics. From 2014 to 2020, we successfully increased:

•	Implemented providers from 289 to 1,064, a growth of approximately 270%

•	Increased market share from 2.2% to 8.1%

•	Attributed lives from 14,000 to 445,000, a CAGR of 77%

•	FFS practice collections from over $45mm to approximately $500mm, a CAGR of 48%

•	Generated total shared savings of $245mm for performance year 2014 through 2019 in all VBC arrangements within the market

•	Our cohort of 76 Mid-Atlantic primary care providers who have been a part of Privia for at least five years have experienced notable improvement in revenue metrics since joining:

•	Overall FFS revenue increase of 20%, driven by an increase in revenue per provider of 5% and provider base expansion of 14%

•	Overall VBC revenue increase of 116%, driven by an increase in revenue per provider of 90% and provider base expansion of 14%

•	Revenue per visit increase of 12%

Case Study: Health System A

Overview: Privia entered the Florida market in 2019 through our partnership with the Health System A integrated delivery network (“IDN”). Founded in 1995, Health System A is Central Florida’s only IDN and employs over 9,000 associates. The integrator of its IDN is Health System A Health Plans, offering a wide variety of health insurance options across Central Florida. In addition, it operates four hospitals. Health System A Medical Group is the largest multi-specialty physician group on the Space Coast. Health System A also offers numerous outpatient and wellness services, including Health System A Aging Services, three Health System A Pro-Health & Fitness Centers, Home Care and Hospice of Health System A.

Health System A engaged Privia to i) implement its ambulatory technology solution across the Health System A Medical Group, ii) streamline operations and improve clinical and quality outcomes and iii) establish a partnership to grow and expand the medical group statewide in Florida. Within twelve months, Privia enabled Health System A to improve physician alignment and engagement, upgrade their ambulatory technology platform and improve the performance of its integrated health plan (~30,000 Medicare Advantage service area lives). Privia leveraged its relationship with Health System A as its anchor partner to launch a multi-specialty provider network in Florida that is rapidly expanding today.

Key Takeaways

•	Privia was able to drive results immediate and tangible results for Health System A within one year of launch

•	Implemented more than 400 employed providers on the Privia Technology Solution

•	Developed new POD-based physician governance to empower providers to lead their group

•	Identified and on-boarded physician leaders and dedicated value-based staff

•	Advanced documentation, risk adjustment and quality initiatives

•	Completed 90% of annual Hierarchical Condition Categories risk adjustment reviews in the first year

•	Closed more than 10,000 quality and documentation gaps

•	Created revenue cycle workflow efficiencies by utilizing more robust rules engine and automation, resulting in labor savings

•	Reduced claim creation work and improved charge entry lag metrics using artificial intelligence

•	Our relationship with Health System A as an anchor customer enabled it to execute our thesis across the entire state:

•	Launched a new medical group for private physicians as alternative alignment vehicle to employment

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Accelerated the shift of the market to VBC in partnership with Health System A Health Plan and other payers, generating $15mm in gross savings in 2020 with our Medicare Advantage value-based arrangement

Case Study: Physician Group A Partnership

Overview

After joining Privia in 2014, physician group A embarked on several key business changes with support from Privia, including:

•	Participation and improved performance in VBC programs;

•	Implementation of a new provider compensation model;

•	Hiring new providers to offset retirement and attrition;

•	Specialty expansion including sports medicine, allergy and immediate care; and

•	Rebranding efforts

Using Privia’s tools, talent, technology and physician leadership available to our practices, physician group A successfully implemented its business changes and further developed its VBC capabilities.

Key Takeaways

Privia has successfully driven significant top-line value and cost optimization for physician group A since 2014, including:

•	Increased practice collections by approximately 90% (from $5.8mm to $11mm), including incremental MSSP revenue due to improved performance

•	Increased provider base by 35% (from 17 to 23 providers) and aided in specialty expansion

•	Increased annual patient visit volume by more than 50% and per provider patient volume by ~20%

•	Improved days accounts receivable by 22%

•	Improved online reputation rating from 3.2 to 4.0 stars

Our Growth Strategy

Privia currently operates in six states and the District of Columbia, covering over 70 target MPSAs (including 20 out of the largest 100 MPSAs). We have approximately 2,550 implemented provider partners in our existing markets. We believe there are approximately 1,000,000 total physicians and providers in the U.S. Our existing provider penetration and market share provides us with significant opportunity to grow in both our existing and new geographies. Our growth strategy is centered on capturing whitespace opportunity in existing markets and entering new markets nationally over the next decade and consists of the following elements.

Organic Growth in Existing Practices

•	Patient panel and volume growth through enhanced patient experience and value-based clinical model, which increases retention and drives new patient referrals;

•	New provider growth through strategic expansion, succession planning, and use of advanced practice practitioners;

•	Expansion of practice services such as more convenient virtual care, and in-office ancillaries; and

•	Revenue optimization through enhanced payer contracting strategies and strong revenue cycle performance which drives efficiency and higher revenue realization.

Moving Markets to VBC

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Focus on same store growth of patients attributed to value-based contracts in each existing geographic market (e.g. we currently have over 170,000 patients aging into Medicare over the next five years in each existing geographic market);

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Increase our revenue opportunity on a per patient basis by continuing to improve performance and continuing to take increasing levels of risk in existing value-based programs across commercial, MSSP, Medicare Advantage, Medicaid and other existing and emerging direct payer and employer contracting programs; and

•	Develop new products and programs in partnership with aligned payers that are built with and around the Privia network of physicians and providers.

White Space Opportunities in Existing Markets

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We intend to add primary care and specialist practices in existing markets to enhance growth. Our data-driven approach allows us to efficiently identify primary care and specialist provider groups that would benefit from our platform;

•	Expand recently launched Privia Women’s Health and Privia Pediatrics platforms;

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Develop value-oriented ancillary services for our Medical Groups. This includes leveraging existing platforms of providers and patients to provide ancillary services (e.g., clinical laboratory, imaging and pharmacy) within our Medical Groups;

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Expand relationships with self-insured employers, businesses, schools, universities, and third-party administrators seeking population health and virtual care solutions. This includes leveraging our 24/7 Virtual Clinic, our care coordination and high-risk chronic care management programs, and our technology-enabled platform to deliver highly tailored, scalable solutions;

•	Continue to pursue direct contracting opportunities, including direct primary care and onsite / near-site clinics fully integrated with our local Privia networks; and

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Expand our clinical research program by designing and executing on clinical trials across multiple therapeutic areas. Privia currently participates in clinical trials of heart failure, COPD, diabetes, and COVID vaccine and treatment trials.

New Market Development

•	Privia’s in-market operating structure and ability to serve providers wherever they are on their transition to VBC is designed to benefit each of the approximately one million U.S. providers;

•	We believe our solution is applicable across all 50 states;

•	Our data-driven market selection process identifies attractive expansion opportunities and informs our approach to opening new geographies;

•	We prioritize markets with some or all of the following characteristics:
•	High provider density

•	High patient density

•	Demographic tailwinds, such as an aging population

•	Multiple potential medical group partners

•	Presence of value-oriented health systems

•	Payers seeking and aligned to high value scaled physician organizations

•	We evaluate the broader market landscape for attractive opportunities on a continuous basis and proactively develop relationships before committing to enter a market;

•	Due to our active and ongoing new market reviews and evaluations, when we enter a new market, we are able to move quickly and efficiently to capture and maximize the opportunity; and

•	We have a longstanding track record of successful, profitable expansion that we will leverage to execute on our robust pipeline of new markets opportunities.

Acquisitions and Investments in Full Service Care Models

•	Our growth playbook also factors in the opportunity to acquire minority or majority ownership of provider groups in existing and new markets; and

•	We may also open de-novo, wholly or partially owned, sites of care focused on Medicare Advantage, direct contracting, and fully capitated contracts in existing and new markets.

Sales, Marketing and Business Development

We aspire to continue growing our national platform by expanding geographically into new markets and increasing density within our existing markets. Our business development, sales and marketing initiatives focus on the following avenues to drive growth:

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Anchor health systems and medical groups—We establish customized anchor partnerships with leading medical groups and health systems in new markets developed from long-term relationships led by our business development team. We use a data driven approach to qualify, segment, and evaluate new market opportunities. We collaborate with leading medical groups and health systems looking to capitalize on the opportunity to create next generation physician led medical groups and transition their local markets to VBC.

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Existing market provider growth—Our in-market and national sales and marketing teams work together to add new medical groups, physician practices and individual providers in existing markets. We accelerate our go-to-market strategy using on the ground market intelligence and a data driven approach. Our enterprise sales force is comprised of an in-house group of sales professionals organized by market. Our sales operations team supports our sales force with lead generation, while our growth analytics team conducts financial and operational analysis on our value proposition for prospective partners. Our provider recruitment team assists our existing practices in hiring new providers, from sourcing through onboarding.

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Consumer sales and marketing—As our medical groups grow in each market, we look to transition the market to value-based programs by increasing the patient panels of our providers and adding attributed risk lives across various value-based programs. Our marketing and communications team operates our brand management, enterprise web presence and care center websites, and creates other forms of patient communication and engagement materials. Our branding and marketing strategy to drive growth to our practices have continued to result in increased engagement with new and existing patients and expanded enterprise web presence. As an example, in 2020, we have seen a 79% increase year-over-year in post impressions on social media channels and a 69% increase year-over-year in user session on myPrivia.com.

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Employer sales and marketing—Our dedicated direct-to-employer sales team markets our platform, provider network and 24/7 virtual health capabilities directly to employers for workforce healthcare management. We have also developed a program, COVID Care Coordination (CCC), for managing COVID risk within an employee population that combines prevention best practices, 24/7 care access, patient engagement, testing protocols, and care coordination.

Our marketing strategy focuses on increasing the overall brand awareness of Privia Health and of our Medical Group brands in each of our markets. We run targeted advertisements through print, direct mail, Google search, and social media for provider and patient acquisition. We also develop thought leadership content such as whitepapers, e-brochures, and blog posts and use public relations to secure earned media placements. Additionally, we participate in industry conferences, and collaborate with media outlets, industry associations, event venues, and local businesses to increase brand awareness. In each of our markets, local independent doctors unite together to form the larger Privia Medical Group. The local practice locations maintain their legacy brand, but also adopt the overarching Privia Medical Group brand.

Competitive Landscape

We compete in a highly fragmented and competitive U.S. healthcare industry. We face competition in each geographic market from a variety of community-based healthcare provider organizations, including large physician practices, independent physician associations, hospitals and health systems, physician-hospital organizations as well as emerging companies acquiring and rolling up specialty physician practices. In addition, nationally, we face competition for talent, resources, physicians, and payer contracts from existing and emerging companies in the physician enablement industry segment. We believe our practice model and breadth of services offered to all patient types is unique and we therefore compete with different companies across certain lines of business, including companies with: dedicated brick-and-mortar locations which often target patients covered by Medicare Advantage plans (such as Oak Street Health), dedicated direct primary care locations which often target a commercial or employer-based patient population (such as One Medical), the ability to organize providers into accountable care organizations, allowing physicians to participate in VBC arrangements (such as Aledade) and the ability to partner with physicians groups to enable better care delivery primarily for seniors (such as Agilon Health or VillageMD). These competitors may be narrower in their competitive footprint and may not address all the key stakeholders we serve simultaneously. Our indirect competitors also include episodic point solutions, such as telemedicine offerings, as well as urgent care providers. Our competitive success is contingent on our ability to address the needs of our key stakeholders efficiently and cost effectively compared with competitors. We expect to face increasing competition, both from current competitors, who may be well established and enjoy greater resources or other strategic advantages to compete for some or all key stakeholders in our markets, as well as new entrants into our market.

Given the size of the healthcare industry, we expect additional competition, including potentially from new companies, smaller emerging companies which could introduce new solutions and services, as well as other incumbent players in the healthcare industry or from broader industry who could develop their own offerings and may have substantial resources and relationships to leverage. With the emergence of new technologies and market entrants, we expect to face increasing competition over time, which we believe will generally increase awareness of the need for modernized care models and other innovative solutions.

Intellectual Property

We believe that our intellectual property rights are important to our business. We rely on a combination of trademarks, service marks, copyrights and trade secrets to protect our proprietary technology and other intellectual property. As of December 31, 2020, we exclusively own five (5) registered trademarks in the United States, including Privia Health. In addition, we have registered domain names for websites that we use or may use in our business.

We seek to control access to and distribution of our proprietary information, including our algorithms, source and object code, designs, and business processes, through security measures and contractual restrictions. We seek to limit access to our confidential and proprietary information to a “need to know” basis and enter into confidentiality and nondisclosure agreements with our employees, consultants, customers and vendors that may receive or otherwise have access to any confidential or proprietary information. We also obtain written invention assignment agreements from our employees, consultants, and vendors that assign to us all right, interest, and title to inventions and work product developed during their employment or service engagement with us. In the normal course of business, we provide our intellectual property to external parties through licensing or restricted use agreements. We have established a system of security measures to help protect our computer systems from security breaches and computer viruses. We have employed various technology and process-based methods, such as clustered and multi-layer firewalls, intrusion detection systems, vulnerability assessments, threat intelligence, content filtering, endpoint security (including anti-malware and detection response capabilities), email security mechanisms, and access control mechanisms. We also use encryption techniques for data at rest and in transit. For additional information on risks associated with our intellectual property and information technology systems, see “Risk Factors—Risks Related to Intellectual Property” and “Risk Factors—Risks Related to Our Business and Our Industry.”

Government Regulations

Our operations, those of our Owned Medical Groups, Non-Owned Medical Groups, and Privia Providers subject to extensive federal, state and local governmental laws and regulations. These laws and regulations require us to meet various standards relating to, among other things, claim submission, coding and reports to government payment programs, dispensing of pharmaceuticals, the provision, structure and compensation of physicians for ancillary services, such as laboratory, radiology and imaging services, physical therapy, and similar services, the management of physician services, personnel qualifications, creation, ownership and maintenance of health and business records, reporting and evaluating the quality of health care services, the assumption of insurance risk, the provision of covered services, allowable forms of payments to non-physicians and acceptable legal structures for the provision of healthcare services. If any of our operations or those of our Owned Medical Groups, Non-Owned Medical Groups, or Privia Providers are found to violate applicable laws or regulations, we could suffer severe consequences that would have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price, including:

•	suspension or termination of our participation in federal health care programs and/or commercial payment programs;

•	refunds of overpayments and other amounts received in violation of law or applicable payment program requirements dating back to the applicable statute of limitation periods;

•	loss of our Privia Providers’ licenses required to furnish healthcare services, prescribe or administer pharmaceuticals, or furnish ancillary services in the states in which we operate;

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criminal or civil liability, fines, damages or monetary penalties for violations of healthcare fraud and abuse laws, including the federal Anti-Kickback Statute, Civil Monetary Penalties Law of the Social

•	Security Act, Stark Law, HIPAA, the FCA and/or state analogs to these federal enforcement authorities, or other regulatory requirements;

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enforcement actions by governmental agencies and/or state law claims for monetary damages by patients who believe their health information has been used, disclosed or not properly safeguarded in violation of federal or state patient privacy laws, including the regulations implementing HIPAA and similar state privacy and security laws;

•	mandated changes to our practices or procedures that significantly increase operating expenses, decrease our revenue, or make our model less attractive to our Privia Providers;

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imposition of and compliance with corporate integrity agreements that could subject us to ongoing audits and reporting requirements as well as increased scrutiny of our billing and business practices which could lead to potential fines, increased operational expenses and reduce our overall growth;

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termination of various relationships and/or contracts related to our business, including joint venture arrangements, contracts with payers, real estate leases and our various agreements with Owned Medical Groups, Non-Owned Medical Groups, Privia Physicians and their Affiliated Practices;

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changes in and reinterpretation of rules and laws by a regulatory agency or court, such as state corporate practice of medicine laws, that could affect the structure and management of our business and our Medical Groups;

•	negative adjustments to government payment models including, physician compensation under Medicare Part B, shared savings under MSSP, and payment opportunities under Medicare Advantage programs; and

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harm to our reputation, which could negatively impact our business relationships, the terms of payer contracts, our ability to attract and retain patients and Privia Providers, our ability to obtain financing and our access to new business opportunities, among other things.

We expect that our industry will continue to be subject to substantial regulation, the scope and effect of which are difficult to predict. Our activities could be subject to investigations, audits and inquiries by various government and regulatory agencies and commercial payers with whom we contract at any time in the future. See “Risk Factors—Risks Related to Regulation.” Adverse findings from such investigations and audits could bring severe consequences that could have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price. In addition, commercial payers could require pre-payment audits of claims, which can negatively affect cash flow, or terminate contracts for repeated deficiencies.

Depending on the nature of risk borne by our Medical Groups, state insurance regulators may require us to obtain register as an insurance company. We have not registered as such in any of the states in which we operate and do not believe such is currently necessary. This is an evolving area of the law and could change rapidly. Additionally, as our Owned and Non-Owned Medical Groups assume more risk from employers and payers, our operations could cause us to become subject to such insurance regulation. Such an outcome could significantly increase our regulatory burden in affected states while increasing our operational costs. Likewise, state corporate practice of medicine prohibitions could require risk bearing contracts to be held exclusively by the Non-Owned Medical Groups, which we do not own, or could require that such contracts be held exclusively in certain state-recognized legal constructs such as Texas’ non-profit health organization, which, would limit our ability to own or control such contracts while increasing our operational costs to manage such contracts.

State Healthcare Laws

We generate material revenue in the Commonwealth of Virginia, the State of Maryland and the State of Georgia. Our approach to each market is tailored to address that state’s healthcare laws especially state corporate practice of medicine and fee splitting prohibitions. The laws and regulations relating to our operations vary from state to state and many states prohibit general business corporations, such as us, from practicing medicine, controlling physicians’ medical decisions or engaging in certain practices or relationships with physicians such as splitting professional fees with physicians. In states where impermissible, we do not own the Non-Owned Medical Groups and instead furnish certain management services to them and, where allowed, may have a physician or non-physician appointee on the governing board of the Non-Owned Medical Group. In states with looser restrictions, we own a majority interest in the Owned Medical Group, but, even in such markets, we contractually ensure that all clinical decisions are restricted to licensed physicians, including patient decision making, supervision, diagnosis, etc. To our Owned Medical Groups and the Non-Owned Medical Groups, we provide a comprehensive suite of administrative services in exchange for the payment of a management fee by such Medical Groups. Similar to state fraud and abuse laws, state corporate practice and fee splitting prohibitions range from very little regulatory guidance, judicial opinions and enforcement activity (e.g., Tennessee) to very well-developed and broad prohibitions (e.g., Texas). In all such cases, these prohibitions are subject to new and more expansive interpretations by the courts and regulatory bodies and, often, such guidance seems to be driven more by political decisions than rule of law. While we believe that we are in substantial compliance with state laws prohibiting the corporate practice of medicine and fee-splitting, other parties may assert that, despite the way we are structured, we could be engaged in the corporate practice of medicine or unlawful fee-splitting. Were such allegations to be asserted successfully before the appropriate judicial or administrative forums, we could be subject to adverse judicial or administrative penalties, certain contracts could be determined to be unenforceable, including accompanying restrictive covenants, and we may be required to restructure our contractual arrangements. Likewise, such laws limit future opportunities in certain markets by limiting our potential strategies for entering such markets.

We operate a single Owned Medical Group that furnishes healthcare services through our Privia Providers in the Commonwealth of Virginia, the State of Maryland, and the District of Columbia, and we operate two Owned Medical Groups in the State of Georgia, one for adult healthcare services and one for pediatric healthcare services. All of our Owned Medical Groups are structured as limited liability companies, and in all of these Owned Medical Groups, a Privia-owned entity owns, at all times, at least 51% of the membership interest in the Owned Medical Group. The remaining 49% of the membership interest in each of the Owned Medical Group is owned by Privia Physicians licensed in the applicable state in which their Affiliated Practice location is located.

The District of Columbia has no direct prohibition on the corporate practice of medicine. While Maryland does not have a statutory ban on the corporate practice of medicine, the prohibition has been recognized by implication from its Medical Practice Act which, among other things, requires that no person practice medicine without a valid license. Since corporations are incapable of obtaining a medical license, corporations are incapable of practicing medicine in Maryland. However, Maryland does not apply its corporate practice of medicine prohibition to certain legal entities, including limited liability companies, which is how all of our Owned Medical Groups are structured. Likewise, Virginia and Georgia allow a limited liability company to furnish healthcare services though employed physicians, physician owners and independent contracted physicians.

Nonetheless, to protect the underlying interests of the corporate practice of medicine prohibition, we further ensure that Privia Physicians are solely and exclusively in control of all aspects of the practice of medicine and the provision of professional physician services through the Owned Medical Groups, including, without limitation, decisions regarding professional medical judgment, diagnosis and treatment of patients, supervisory responsibility for all Privia Clinicians, supervision of all unlicensed individuals to whom the Privia Physician delegates nondiscretionary duties and any other individual, whether employed by the Medical Group or an independent contractor of the Medical Group, regardless of licensure status, providing any service to a patient of a Privia Physician. This safeguard is built into each Owned Medical Group’s operating agreement as well as the Privia Physician’s Physician Member Services Agreement with the Owned Medical Group.

In states that actively enforce, broadly define or do not recognize an applicable exception to the corporate practice of medicine prohibition, such as Texas and Tennessee, we have certain contractual relationships with Non-Owned Medical Groups. In such instances, the Non-Owned Medical Groups are wholly-owned by the Privia Physicians licensed in the state. While we typically have some governance rights under the operating agreement or bylaws of the Non-Owned Medical Group, our most significant rights are generally set forth in our MSAs with the Non-Owned Medical Groups. Further, at the current time, certain Privia Physicians with Privia leadership roles have formed friendly professional corporations (“friendly PCs”) as a structure to comply with to the corporate practice of medicine prohibition. However, these friendly PCs are not currently active and are in place solely in the event that our relationship with the Non-Owned Medical Groups terminates.

We provide administrative services through our local MSOs for our Medical Groups. Although the structure of administrative fees can implicate limitations under state corporate practice of medicine prohibitions, our administrative services specifically reserve services that would constitute the practice of medicine with the Medical Group. The structure of administrative fees can also implicate state fee splitting prohibitions. Fee splitting prohibitions generally prohibit licensed physicians from sharing fees for healthcare services with lay persons. The scope of these laws generally range from a narrow reading limiting violations to the payment for referring work to a physician to broad prohibitions that limit percentage management fees or other variable fee arrangements. Tennessee, for instance, once strictly prohibited all percentage management fees; however, the statute was amended to allow percentage administrative fees so long as such fees are reasonably related to the services or goods furnished to the physician. Maryland’s law is essentially identical to Tennessee’s law. Florida, however, still prohibits percentage administrative fees for most services furnished by a management company to a physician. Accordingly, although we typically charge a percentage management fee to our Medical Groups, in Florida, we charge a flat administrative fee based upon the Privia Physician’s expected collections for health care services. Similarly, although Texas has a fee splitting prohibition, it is rarely enforced by the Board of Medical Examiners and percentage fees for companies that charge management fees are not expressly forbidden; however, Texas courts have struck down arrangements in which the company received a percentage of the practice’s profits (as opposed to gross revenues). Although Georgia and the District of Columbia each has a fee splitting prohibition, each is limited to a physician paying for the referral of patients or other business. Georgia courts have consistently taken the position that the fee splitting prohibition is not violated when a physician pays collections over to a for-profit corporation or business for the provision of goods or services. Virginia’s fee splitting law is similar in scope to Georgia’s but is further limited to payments between licensed physicians.

Violations of the corporate practice of medicine prohibition vary by state and may result in Privia Physicians being subject to disciplinary action, as well as to forfeiture of revenues from payers for services rendered. For lay entities such as us, violations may also bring both civil and, in more extreme cases, criminal liability for engaging in the practice of medicine without a license. Any allegations or findings that we have violated these laws could have a material adverse impact on our business, results of operations and financial condition, including adversely impacting our relationship with Privia Physicians and our ability to recruit new physicians into affected Owned or Non-Owned Medical Groups.

Below is a table that sets forth in greater detail certain differences between the way we contract with our Owned Medical Groups and the Non-Owned Medical groups:

(1)	All listed management services are offered to the Non-Owned Medical Groups, but some groups may only choose to use certain services.

Our Legal Organizational Chart*

(1)	For presentation purposes, legal structure chart excludes wholly-owned intermediate legal entities between Privia Health Group, Inc. and Privia Management Company, LLC.
(2)	All subsidiaries are 100% owned except for Owned Medical Groups and two MSOs, which are at least 51% owned. Variations of these local structures are repeated in each of our markets.
*	With representative local market examples.

Federal Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration, directly or indirectly, in cash or kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal health care program, including the Medicare and Medicaid programs.

Federal criminal penalties for the violation of the federal Anti-Kickback Statute include imprisonment, fines and exclusion from future participation in the federal health care programs, including Medicare and Medicaid. Violations of the federal Anti-Kickback Statute are punishable by imprisonment for up to ten years, fines of up to $100,000 per kickback or both. Larger fines can be imposed upon corporations under the provisions of the U.S. Sentencing Guidelines and the Alternate Fines Statute. Individuals and entities convicted of violating the federal Anti-Kickback Statute are subject to mandatory exclusion from participation in Medicare, Medicaid and other federal health care programs for a minimum of five years. Civil penalties for violation of the Anti-Kickback Statute include up to $100,000 in monetary penalties per violation, repayments of up to three times the total payments between the parties to the arrangement and suspension from future participation in Medicare and Medicaid.

Court decisions have held that the statute may be violated even if only one purpose of remuneration is to induce referrals. That is, even if a business arrangement is for a legitimate purpose, it can still be found to violate the Anti-Kickback Statute if a secondary purpose is to induce referrals. The ACA amended the federal Anti-Kickback Statute to clarify that the defendant does not need to have actual knowledge of the federal Anti-Kickback Statute or have the specific intent to violate it. In addition, the ACA amended the federal Anti-Kickback Statute to provide that any claims for items or services resulting from a violation of the federal Anti-Kickback Statute are considered false or fraudulent for purposes of the FCA.

The federal Anti-Kickback Statute includes statutory exceptions and regulatory safe harbors that protect certain arrangements. These exceptions and safe harbors are voluntary. Business transactions and arrangements that are structured to comply fully with an applicable safe harbor do not violate the federal Anti-Kickback Statute. However, transactions and arrangements that do not satisfy all elements of a relevant safe harbor do not necessarily violate the law. When an arrangement does not satisfy a safe harbor, the arrangement must be evaluated on a case-by-case basis in light of the parties’ intent and the arrangement’s potential for abuse. Arrangements that do not satisfy a safe harbor may be subject to greater scrutiny by enforcement agencies.

We enter into several arrangements that could potentially implicate the Anti-Kickback Statute if requisite intent was present, such as:

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Joint ventures. We wholly own all of our subsidiaries except for our Owned Medical Groups, and two of our MSOs, where we have majority ownership. These majority-owned subsidiaries do not satisfy all the requirements of the applicable OIG safe harbors and we have not sought an Advisory Opinion from the OIG relative to any such arrangements. Although failure to comply with a safe harbor does not render an arrangement illegal under the federal Anti-Kickback Statute, an arrangement that does not operate within a safe harbor may be subject to increased scrutiny and the OIG has warned in the past that certain joint venture relationships have a potential for abuse. Joint ventures that fall outside the safe harbors are evaluated on a case-by-case basis under the federal Anti-Kickback Statute. In this regard, we have endeavored to structure our joint ventures to satisfy as many elements of the applicable safe as we believe are commercially reasonable. Further, we typically build in certain safeguards in such arrangements to reduce the likelihood that the OIG would determine that the parties had the requisite intent to violate the Anti-Kickback Statute. However, since the arrangements may not satisfy all of the requirements of an applicable safe harbor, these arrangements could be subject to scrutiny on the ground that they are intended to induce patient referrals.

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Privia Physician Agreements. We enter into a number of different types of agreements with Privia Physicians, including member services agreements, physician leadership agreements, physician consultation arrangements, physician services agreements, and recruitment of physicians into our Owned and Non-Owned Medical Groups. Although we endeavor to structure these arrangements to comply with the federal Anti-Kickback Statute, these arrangements do not always satisfy all of the elements of the personal services and management contracts exception. Although we believe all such agreements are necessary for our legitimate business needs, are compensated at fair market value and include safeguards to reduce the likelihood that the OIG would determine that the parties had the requisite intent to violate the Anti-Kickback Statute, such arrangements could be subjected to scrutiny by the OIG.

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Management Services Agreements. We enter into MSAs with each of our Owned and Non-Owned Medical Groups and our ACOs. Most of our MSAs are structured as a percentage of collections generated our Privia Providers, or, if with an ACO, as a percentage of realized savings. Although we endeavor to structure these arrangements to comply with the federal Anti-Kickback Statute, these arrangements do not always satisfy all of the elements of the personal services and management contracts exception, which among other things, requires the total compensation amount to be fixed at execution of the MSA. Although we believe all such agreements are necessary for our legitimate business needs, are compensated at fair market value and include safeguards to reduce the likelihood that the OIG would determine that the parties had the requisite intent to violate the Anti-Kickback Statute, such arrangements could be subjected to scrutiny by the OIG. Further, in certain of our markets, the management services organization is owned, in part, by Privia Physicians or health system partners, which could result in increased scrutiny from the OIG in the event that safeguards built into such arrangements are found insufficient to protect against inappropriate utilization.

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Service Agreements with Privia Physician’s Affiliated Practices. Our Owned and Non-Owned Medical Groups procure certain services, such as access to space, equipment and non-physician personnel from our Privia Physicians’ Affiliated Practices. Although we endeavor to structure these arrangements to comply with the federal Anti-Kickback Statute, these arrangements do not always satisfy all of the elements of the personal services and management contracts exception, which among other things, requires the total compensation amount to be fixed at execution of the service agreement. Although we believe all such agreements are necessary for our legitimate business needs, are compensated at fair market value and include safeguards to reduce the likelihood that the OIG would determine that the parties had the requisite intent to violate the Anti-Kickback Statute, such arrangements could be subjected to scrutiny by the OIG.

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Rebates. Certain of our MSAs include the payment of rebates from management fees previously paid in the event that certain conditions occur. We endeavor to structure such rebate to comply with the federal Anti-Kickback Statute safe harbor for discounts. This safe harbor, however, has recently been subject to some court cases that have had the effect of undermining the health care industry’s confidence in the safe harbor protection. The new safe harbor for certain pharmacy benefit manager service fees, which was published by the OIG on November 30, 2020, however, takes the position that rebates arrangements can also quality for the personal services and management contracts exception. Although we believe all such rebate arrangements are necessary for our legitimate business needs, are compensated at fair market value and include safeguards to reduce the likelihood that the OIG would determine that the parties had the requisite intent to violate the Anti-Kickback Statute, such arrangements could be subjected to scrutiny by the OIG.

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Sales forces and patient recruitment. The OIG has expressed concern regarding the use of non-employed sales forces to recruit or facilitate the recruiting of patients or referrals, especially when the sales agent is compensated in a manner that provides rewards or incentives on a volume or value basis. Accordingly, commissions or per-patient based compensation methodologies are closely scrutinized by federal agencies. We employ our own sales force and attempt to meet the Anti-Kickback Safe Harbor for Bona Fide Employment; however, in limited instances we use external companies to assist with certain aspects of these efforts, but only in arrangements that we believe do not violate the Anti-Kickback Statute or other applicable laws.

If any of our business transactions or arrangements, including those described above, were found to violate the federal Anti-Kickback Statute, we could face, among other things, criminal, civil or administrative sanctions, including possible exclusion from participation in Medicare, Medicaid and other state and federal health care programs. Any findings that we have violated these laws could have a material adverse impact on our business, results of operations, financial condition, cash flows, reputation and stock price.

As part of HHS’s Regulatory Sprint to Coordinated Care, or the Regulatory Sprint, OIG issued a request for information in August 2018 seeking input on regulatory provisions that may act as barriers to coordinated care or VBC. Specifically, OIG sought to identify ways in which it might modify or add new safe harbors to the Anti-Kickback Statute (as well as exceptions to the definition of “remuneration” in the beneficiary inducements provision of the Civil Monetary Penalty statute) in order to foster arrangements that promote care coordination and advance the delivery of VBC, while also protecting against harms caused by fraud and abuse. Numerous federal agencies have requested comments and information from the public and have published proposed regulations as part of the Regulatory Sprint on areas that have historically been viewed as barriers to innovative care coordination arrangements. For example, OIG and the CMS each issued a sweeping set of proposed regulations that introduce significant new value-based terminology, safe harbors and exceptions to the federal Anti-Kickback Statute and the Stark Law.

In November 2020, CMS and the OIG issued final regulations creating a number of safe harbor for care coordination activities and value-based arrangements. These new safe harbors allow, among other things, certain outcomes based payments, care coordination arrangements, the provision of telehealth technologies and arrangements for patient engagement to be structured in such a matter as to avoid scrutiny under the Anti-Kickback Statute. Although the health care industry is still trying to determine what business models will benefit from such arrangements, we expect that such safe harbors will give us more protection as we continue to implement new strategies to better coordinate patient care. Further, we anticipate that the greater flexibility and certainty allowed by the final regulations could give rise to more competition for physicians in our various markets and may make competitors more attractive to our physicians with less integrated and operationally cheaper business models.

Additionally, OIG has called for comments and issued proposed regulations related to modernizing the Civil Monetary Penalty law governing inducements provided to Medicare and Medicaid beneficiaries. The OCR is also involved, and has called for information from the public regarding ways that the HIPAA regulations could be modernized to support coordinated, VBC. Additionally, the Substance Abuse and Mental Health Services Administration, or SAMHSA, published proposed regulations related to the privacy of substance use disorder treatment records, and CMS published proposals to revise its Stark Law’s advisory opinion process. We anticipate many more proposals and changes into the future as part of this initiative. These changes in federal regulations are anticipated to make a significant impact on health care providers and other stakeholders. These and similar changes may cause OIG, CMS or other regulators to change the parameters of rules and regulations that we must follow and thus impact our business, results of operations and financial condition.

Stark Law

The Stark Law prohibits a physician who has a financial relationship, or who has an immediate family member who has a financial relationship, with entities providing certain Designated Health Services, or DHS, from referring Medicare patients to such entities for the furnishing of DHS, unless an exception applies. Although uncertainty exists, federal agencies and at least one court have taken the position that the Stark Law also applies to Medicaid. DHS is defined to include clinical laboratory services, physical therapy services, occupational therapy services, radiology services including magnetic resonance imaging, computerized axial tomography scans, and ultrasound services, radiation therapy services and supplies, durable medical equipment and supplies, parenteral and enteral nutrients, equipment, and supplies, prosthetics, orthotics and prosthetic devices and supplies, home health services, outpatient prescription drugs, inpatient and outpatient hospital services and outpatient speech-language pathology services. The types of financial arrangements between a physician and an entity providing DHS that trigger the self-referral prohibitions of the Stark Law are broad and include direct and indirect ownership and investment interests and compensation arrangements. The Stark Law prohibits any entity providing DHS that has received a prohibited referral from presenting, or causing to be presented, a claim or billing for the services arising out of the prohibited referral. Similarly, the Stark Law prohibits an entity from “furnishing” a DHS to another entity in which it has a financial relationship when that entity bills for the service. The Stark Law also prohibits self-referrals within an organization by its own physicians, although broad exceptions exist that cover employed physicians and those referring DHS certain in-office ancillary services so long as certain standards are satisfied. The prohibition applies regardless of the reasons for the financial relationship and the referral. Unlike the federal Anti-Kickback Statute, the Stark Law is a strict liability violation where unlawful intent need not be demonstrated.

If the Stark Law is implicated, the financial relationship must fully satisfy a Stark Law exception. If an exception is not satisfied, then the parties to the arrangement could be subject to sanctions. Sanctions for violation of the Stark Law include denial of payment for claims for services provided in violation of the prohibition, refunds of amounts collected in violation of the prohibition, a civil penalty for each service arising out of the prohibited referral, a civil penalty against parties that enter into a scheme to circumvent the Stark Law prohibition, civil assessment of up to three times the amount claimed and potential exclusion from the federal health care programs, including Medicare and Medicaid. Amounts collected on claims related to prohibited referrals must be reported and refunded generally within 60 days after the date on which the overpayment was identified. Furthermore, Stark Law violations and failure to return overpayments in a timely manner can form the basis for FCA liability, as further discussed herein.

If CMS or other regulatory or enforcement authorities determine that claims have been submitted for referrals by our Privia Physicians that violate the Stark Law, we would be subject to the penalties described above. In addition, it might be necessary to restructure existing compensation agreements with our physicians and/or Owned or Non-Owned Medical Groups. Any such penalties and restructuring or other required actions could have a material adverse effect on our business, results of operations, financial condition and cash flows.

In June 2018, CMS issued a request for information seeking input on how to address any undue regulatory impact and burden of the Stark Law. CMS placed the request for information in the context of the Regulatory Sprint and stated that it identified aspects of the Stark Law that pose potential barriers to coordinated care. CMS thus sought comments on the impact and burden of the Stark Law, including whether it prevents or inhibits care coordination. In November 2020, CMS has since issued a sweeping set of proposed regulations that introduce significant new value-based terminology, safe harbors and exceptions to the Stark Law. Additionally, CMS made some changes to certain existing exceptions to the Stark Law, including the definition of group practice, which do not into effect until January 1, 2022 but which may require significant restructuring of how our Medical Groups’ compensation of Privia Physicians for DHS in certain markets. Although the health care industry is still trying to determine what business models will benefit from the changes to the Stark Law, we expect that the new exceptions will give us more protection as we continue to implement new strategies to better coordinate patient care. Further, we anticipate that the greater flexibility and certainty allowed by the final regulations could give rise to more competition for physicians in our various markets and may make competitors more attractive to our physicians by offering less integrated and operationally cheaper business models. Those or other changes implemented by CMS may impact our business, results of operations and financial condition.

We and our Owned or Non-Owned Medical Groups have entered into several types of financial relationships with Privia Physicians, either directly or indirectly, including MSAs, physician consulting agreements, physician services agreements, physician leadership agreements and support services agreements. In structuring such arrangements, we generally rely upon the personal services exception or the in-office ancillary services exception. In addition, our Owned and Non-Owned Medical Groups are structured to satisfy the Stark Law’s definition of group practice, which allows us greater flexibility in structuring compensation and furnishing DHS to patients. If our Owned or Non-Owned Medical Groups were to bill for DHS referred by our Privia Physicians and the underlying relationship between the Owned or Non-Owned Medical Groups and the referring physician was found to not satisfy an exception to the Stark Law, our Owned or Non-Owned Medical Groups could be required to restructure their relationships with Privia Physicians, face civil penalties, pay substantial fines, return as overpayments any reimbursement from Medicare received for such DHS or otherwise experience a material adverse effect, including loss of reputation, inability to recruit additional practices, loss of revenue, and increased costs of operations. This prohibition also limits how we may pursue physician opportunities in the future. For example, were we to pursue a physician practice acquisition strategy, the Stark Law would limit both how we structure such acquisitions and our range of purchase prices for such acquisitions.

Fraud and Abuse under State Law

Many states have also passed anti-kickback statutes and physician self-referral prohibitions similar to the Federal Anti-Kickback Statute and the Stark Law. However, in many of the states we operate, these state self-referral prohibitions are often drafted broadly to cover all payers (i.e., not restricted to Medicare and other federal health care programs). Maryland, for example, has adopted the Maryland Patient Referral Law, which puts a number of additional restrictions on group practices trying to furnish “designated services” in the State of Maryland regardless of the payer for such “designated services.” Further, state self-referral prohibitions often lack substantive regulatory guidance, court interpretation or, even worse, appear to be arbitrary determinations by the state physician licensure board. Accordingly, even when we structure an arrangement to comply with the federal Anti-Kickback Statute or the Stark Law, such state laws may place substantive limitations on how we structure our relationships with our Medical Groups, and how they structure their relationships with Privia Physicians. A violation of such laws could result in prohibition on billing payers for such services, result in civil or criminal penalty and could adversely affect any licenses that we or our Privia Physicians hold in the state.

Some of these state fraud and abuse laws only apply to certain programs within the state such as the state Medicaid program or state workers’ compensation program. Generally, however, the exceptions or exemptions under state fraud and abuse laws, are less robust and developed than their federal counter parts. The state may, however, commit little or no resources to enforcement so, at times, such risks are practically reduced. Nonetheless, if such laws are found to apply to our relationships with our Medical Groups, or their relationships with Privia Physicians, including Privia Physicians who may hold our publicly traded stock, and for which no applicable exception exists, we may be required to terminate or restructure our relationships with these Privia Physicians and could be subject to criminal, civil and administrative sanctions, refund requirements and exclusions from government health care programs, including Medicare and Medicaid, which could have a material adverse effect on our business, results of operations, financial condition, cash flows, reputation and stock price.

With respect to most of the states in which our Medical Groups operate, compliance with the Stark Law generally equates to compliance with the state self-referral prohibition. Notably, Maryland has adopted the Maryland Patient Referral Law, and its equivalent exception to the Stark law’s in-office ancillary services exception requires that the Owned Medical Group employs the person furnishing the service and such must be performed in a location of the Owned Medical Group. Although most of our agreements with Privia Physicians in Maryland implicate this statue, we have structured our arrangements, with the assistance of outside counsel, to comply in all material respects with Maryland’s self-referral prohibition, including our Mid-Atlantic physician office laboratory located in Maryland. Tennessee’s self-referral law derives from the early American Medical Association actions relative to self-referrals rather than the Stark Law; however, generally, Tennessee’s law does not prohibit referrals from a physician to an entity at which the physician performs services or an entity that meets a demonstrated need in the community. In Texas, the Texas Patient Solicitation Act, while similarly worded to the Federal Anti-Kickback Statute, applies to all payers, not just federal or state health care programs. However, the establishment of the medical necessity of the referral and the patient’s consent to treatment generally is sufficient to avoid prosecution under the Texas statute. Finally, Florida has the Patient Anti-Brokering Act, which is essentially a state anti-kickback statute and a state self-referral prohibition. All of our contractual arrangements in Florida are structured to comply with these statutory limitations.

Similarly, states have beneficiary inducement prohibitions and consumer protection laws that may be triggered by the offering of inducements, incentives and other forms of remuneration to patients and prospective patients. States also may limit the types of marketing activities that we, our Medical Groups and our Privia Physicians may take targeted towards patients. Violations of such laws range from civil to criminal and could have a material adverse effect on our business, results of operations and financial condition.

The False Claims Act

The federal FCA is a means of policing false bills or false requests for payment in the healthcare delivery system. Among other things, the FCA authorizes the imposition of up to three times the government’s damages and significant per claim civil penalties on any “person” (including an individual, organization or company) who, among other acts:

•	knowingly presents or causes to be presented to the federal government a false or fraudulent claim for payment or approval;

•	knowingly makes, uses or causes to be made or used a false record or statement material to a false or fraudulent claim;

•

knowingly makes, uses or causes to be made or used a false record or statement material to an obligation to pay the government, or knowingly conceals or knowingly and improperly avoids or decreases an obligation to pay or transmit money or property to the federal government; or

•	conspires to commit the above acts.

In addition, amendments to the FCA and Social Security Act impose severe penalties for the knowing and improper retention of overpayments collected from federal health care programs. Under these provisions, within 60 days of identifying and quantifying an overpayment, a provider is required to notify CMS or the Medicare Administrative Contractor of the overpayment and the reason for it and return the overpayment. An overpayment impermissibly retained could subject us to liability under the FCA, exclusion from government healthcare programs and penalties under the federal Civil Monetary Penalty statute. As a result of these provisions, our procedures for identifying and processing overpayments may be subject to greater scrutiny.

The penalties for a violation of the FCA range $11,665 to $23,331 per false claim or statement (as of June 19, 2020, and subject to annual adjustments for inflation) for each false claim, plus up to three times the amount of damages caused by each false claim, which can be as much as the amounts received directly or indirectly from the federal health care program for each such false claim.

The federal government has used the FCA to prosecute a wide variety of alleged false claims and fraud allegedly perpetrated against federal health care programs, including Medicare and Medicaid, including but not limited to coding errors, submission of false Medicare enrollment information, billing for services not rendered, the submission of false cost or other reports, billing for services at a higher payment rate than appropriate, billing under a comprehensive code as well as under one or more component codes included in the comprehensive code, billing for care that is not considered medically necessary and false reporting of risk-adjusted diagnostic codes to Medicare Advantage plans. The ACA provides that claims tainted by a violation of the federal Anti-Kickback Statute are false for purposes of the FCA. Some courts have held that filing claims or failing to refund amounts collected in violation of the Stark Law can form the basis for liability under the FCA. In addition to the provisions of the FCA, which provide for civil enforcement, the federal government can use several criminal statutes to prosecute persons who are alleged to have submitted false or fraudulent claims for payment to the federal government. Any allegations or findings that we have violated the FCA could have a material adverse impact on our business, results of operations, reputation, growth and financial condition.

In addition to the FCA, the various states in which we operate have adopted their own analogs of the FCA. States are becoming increasingly active in using their false claims laws to police the same activities listed above, particularly with regard to Medicaid FFS and Managed Medicaid programs.

Civil Monetary Penalties Statute

The Civil Monetary Penalties Statute, 42 U.S.C. § 1320a-7a, authorizes the imposition of civil monetary penalties, assessments and exclusion against an individual or entity based on a variety of prohibited conduct, including, but not limited to:

•

presenting, or causing to be presented, claims for payment to Medicare, Medicaid or other third-party payers that the individual or entity knows or should know are for an item or service that was not provided as claimed or is false or fraudulent;

•

offering remuneration to a federal health care program beneficiary that the individual or entity knows or should know is likely to influence the beneficiary to order or receive health care items or services from a particular provider;

•	arranging contracts with an entity or individual excluded from participation in the federal health care programs;

•	violating the federal Anti-Kickback Statute;

•	making, using or causing to be made or used a false record or statement material to a false or fraudulent claim for payment for items and services furnished under a federal health care program;

•

making, using or causing to be made any false statement, omission or misrepresentation of a material fact in any application, bid or contract to participate or enroll as a provider of services or a supplier under a federal health care program; and

•	failing to report and return an overpayment owed to the federal government.

Substantial civil monetary penalties may be imposed under the federal Civil Monetary Penalties Law and may vary depending on the underlying violation. In addition, an assessment of not more than three times the total amount claimed for each item or service may also apply and a violator may be subject to exclusion from federal health care programs.

We could be exposed to a wide range of allegations to which the federal Civil Monetary Penalties Law would apply. We perform monthly exclusion database checks on our employees, Privia Physicians and certain vendors using government databases to confirm that these individuals have not been excluded from federal programs. However, should an individual become excluded and we fail to detect it, a federal agency could require us to refund amounts attributable to all claims or services performed or sufficiently linked to an excluded individual. Likewise, our patient facing initiatives, which can include additional care coordination to patients not otherwise covered under traditional Medicare, could be alleged to be intended to influence the patient’s choice of provider in obtaining services or the amount or types of services sought. Thus, we cannot foreclose the possibility that we will face allegations subject to the Civil Monetary Penalties Law with the potential for a material adverse impact on our business, results of operations and financial condition.

Privacy and Security

The federal regulations promulgated under the authority of HIPAA require covered entities to provide certain protections to patients and their health information. The HIPAA privacy and security regulations extensively regulate the use and disclosure of PHI and other types of PII, and require covered entities, which include health plans, health care clearinghouses, employers that provide self-funded or self-administered health insurance benefits, healthcare providers and their business associates, to implement and maintain administrative, physical and technical safeguards to protect the security of such information. Additional security requirements apply to electronic PHI. These regulations also provide patients with substantive rights with respect to their health information.

The HIPAA privacy and security regulations also require covered entities to enter into written agreements with certain contractors, known as business associates, to whom we disclose PHI. Covered entities may be subject to penalties for, among other activities, failing to enter into a business associate agreement where required by law or as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity and acting within the scope of the agency. Business associates are also directly subject to liability under certain HIPAA privacy and security regulations. In instances where we act as a business associate to a covered entity, there is the potential for additional liability beyond our status as a covered entity.

Covered entities must notify affected individuals of breaches of unsecured PHI without unreasonable delay but no later than 60 days after discovery of the breach by a covered entity or its agents. Reporting must also be made to the HHS Office for Civil Rights and, for breaches of unsecured PHI involving more than 500 residents of a state or jurisdiction, to the media. All impermissible uses or disclosures of unsecured PHI are presumed to be breaches unless the covered entity or business associate establishes that there is a low probability the PHI has been compromised. Various state laws and regulations may also require us to notify affected individuals in the event of a data breach involving personal information without regard to the probability of the information being compromised.

As an employer that offers self-insured health benefits, we are a covered entity under HIPAA. Further, in the provision of management services to our Medical Groups, we are a business associate to those practices. Our Medical Groups are all covered entities as well. Further, our Owned and Non-Owned Medical Groups act as an affiliated covered entity under HIPAA, which, among other things allow them to operate a single set of privacy and security standards, a single notice of privacy practices, appoint a single privacy and security officer, and imposes on them joint and several liability relative to any violations of HIPAA.

Violations of HIPAA by providers like us, including, but not limited to, failing to implement appropriate administrative, physical and technical safeguards, have resulted in enforcement actions and in some cases triggered settlement payments or civil monetary penalties. Penalties for impermissible use or disclosure of PHI were increased by the HITECH Act by imposing tiered penalties of more than $50,000 per violation and up to $1.5 million per year for identical violations, adjusted annually for inflation. In addition, HIPAA provides for criminal penalties of up to $250,000 and ten years in prison, with the severest penalties for obtaining and disclosing PHI with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm. Further, state attorneys general may bring civil actions seeking either injunction or damages in response to violations of the HIPAA privacy and security regulations that threaten the privacy of state residents. There can be no assurance that we will not be the subject of an investigation (arising out of a reportable breach incident, audit or otherwise) alleging non-compliance with HIPAA regulations in our maintenance of PHI.

We are also subject to a provision of the federal 21st Century Cures Act that is intended to facilitate the appropriate exchange of health information. In May 2020, the United States Department of Health and Human Services Office of the National Coordinator for Health Information Technology and CMS issued complementary new rules that are intended to clarify provisions of the 21st Century Cures Act regarding interoperability and information blocking and create significant new requirements for healthcare industry participants. It is unclear at this time what the costs of compliance with the new rules will be, and what additional risks there may be to our business.

Numerous other federal and state laws and regulations protect the confidentiality, privacy, availability, integrity and security of PHI and other types of PII. State statutes and regulations vary from state to state and these laws and regulations in many cases are more restrictive than HIPAA and its implementing rules. These laws and regulations are often uncertain, contradictory, and subject to changes or differing interpretations, and we expect new laws, rules and regulations regarding privacy, data protection, and information security to be proposed and enacted in the future. In the event that new data security laws are implemented, we may not be able to timely comply with such requirements, or such requirements may not be compatible with our current processes. Changing our processes could be time consuming and expensive, and failure to timely implement required changes could subject us to liability for non-compliance. Some states, such as Virginia, also afford private rights of action to individuals who believe their PII has been misused. This complex, dynamic legal landscape regarding privacy, data protection, and information security creates significant compliance issues for us and potentially restricts our ability to collect, use and disclose data and exposes us to additional expense, adverse publicity and liability.

Healthcare Reform

In March 2010, broad healthcare reform legislation was enacted in the United States through the ACA. Although many of the provisions of the ACA did not take effect immediately and continue to be implemented, and some have been and may be modified before or during their implementation, the reforms could continue to have an impact on our business in a number of ways. We cannot predict how employers, commercial payers or persons buying insurance might react to federal and state healthcare reform legislation, whether already enacted or enacted in the future, nor can we predict what form many of these regulations will take before implementation.

Other aspects of ACA may also affect our business, including provisions that impact the Medicare and Medicaid programs. These and other provisions of the ACA remain subject to ongoing uncertainty due to developing regulations and clarifications, including those described above, as well as continuing political and legal challenges at both the federal and state levels. Since 2016, various administrative and legislative initiatives have been implemented that have had adverse impacts on the ACA and its programs. For example, in October 2017, the federal government announced that cost-sharing reduction payments to insurers would end, effective immediately, unless Congress appropriated the funds, and, in December 2017, Congress passed the Tax Cuts and Jobs Act, which includes a provision that eliminates the penalty under the ACA’s individual mandate for individuals who fail to obtain a qualifying health insurance plan and could impact the future state of the exchanges. Moreover, in February 2018, Congress passed the Balanced Budget Act, or the BBA, which, among other things, repealed the Independent Payment Advisory Board that was established by the ACA and intended to reduce the rate of growth in Medicare spending by extending sequestration cuts to Medicare payments, and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. Pursuant to the Coronavirus Aid, Relief, and Economic Security Act, also known as the CARES Act, as well as subsequent legislation, these reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. The Consolidated Appropriations Act, 2021, extended the Medicare suspension through the first quarter of 2021. On April 14, 2021, President Biden signed into law H.R. 1868, which extends the suspension of Medicare sequestration through December 31, 2021.

The American Rescue Plan Act of 2021, signed into law March 11, 2021, included a number of provisions intended to shore up the ACA, including lower premiums for insurance purchased through the exchange marketplace, premium tax credits for insurance purchased by individuals on the exchange marketplace and providing significant subsidies for states that have not yet expanded their Medicaid programs under the ACA. These changes as well as other administrative changes such as extending enrollment periods for 2021 and increasing navigator funding for 2021 may decrease our Medical Groups’ uninsured patient populations while increasing enrollment from higher reimbursed commercial insurance to lower reimbursed exchange marketplace coverage. Although it is too early to determine the likely cumulative effect of these changes, such changes could negatively impact both our revenue and the revenue of our Medical Groups.

While there may be significant changes to the healthcare environment in the future, the specific changes and their timing are not yet apparent. As a result, there is considerable uncertainty regarding the future with respect to the exchanges and other core aspects of the current health care marketplace. Future elections may create conditions for Congress to adopt new federal coverage programs that may disrupt our current commercial payer revenue streams. While specific changes and their timing are not yet apparent, such changes could lower our reimbursement rates or increase our expenses. Any failure to successfully implement strategic initiatives that respond to future legislative, regulatory, and executive changes could have a material adverse effect on our business, results of operations and financial condition.

Risk Bearing Provider Regulation

Certain of the states where we currently operate or may choose to operate in the future regulate what types of risk a provider can take and from what types of entities without triggering state insurance laws. For example, state direct primary care laws may allow a provider to assume risk for primary care services but if the provider assumes risks for other services, such as facility services or specialty services, the provider may be subject to state insurance laws. State insurance laws may impose conditions on the operations and financial condition of risk bearing providers such as our Owned and Non-Owned Medical Groups, or ACOs. These regulations can include capital requirements, licensing or certification, governance controls and other similar matters. While these regulations have not had a material impact on our business to date, as we continue to expand and move more physician services to value based, these rules may require additional resources and capitalization and add complexity to our business.

Other Regulations

Our Owned and Non-Owned Medical Groups’ operations are subject to various state hazardous waste and non-hazardous medical waste disposal laws, state law requirements for licensure of ancillary services such as lab services, pharmacy services, and operation of radiological producing equipment, federal Clinical Laboratory Improvement Amendments of 1988, Occupational Safety and Health Administration standards, including the Bloodborne Pathogens Standards, Drug Enforcement Administration standards for administering and prescribing controlled substances and distributing drug samples, reporting financial relationships with drug, biologicals and medical device companies and numerous other federal, state and local laws governing the day-to-day provision of medical services by our Affiliated Provider. These regulatory requirements apply to both our practices and our providers. Any allegations or findings that we or our providers have violated any of these laws or regulations could have a material adverse impact on our business, results of operations and financial condition.

Further, federal and state law in each state we currently operate are increasingly imposing oversight, reporting requirements, and other safeguards on our providers that prescribe opioids and other pain medicine. Texas, for instance, has adopted a number of amendments to existing laws and regulatory changes to limit prescription sizes, frequency, and requiring providers to access the Prescription Drug Monitoring Program before prescribing or dispensing controlled substances. In addition, federal and state investigators have increased enforcement efforts relative to inappropriate opioid prescribing patterns by providers. Although the burden of such compliance is largely on the Affiliated Provider, any failure to comply with such legal and regulatory requirements could adversely impact our business, results of operations, reputation and financial condition.

Term and Termination

The term of our anchor strategic partnership arrangement is typically between five to ten years and automatically renews unless either the anchor partner or we decide not to renew. These agreements further have other custom rights, non-solicitation, exclusivity, termination and post termination provisions terms that are unique to each situation.

The term of our in-market new provider partnership agreement is typically three years and automatically renews unless either the practice or we decide not to renew. These agreements could also have other specific provisions and terms that may be unique to each agreement.

Payer Relationships

We understand that individuals and employer groups are facing unprecedented rising healthcare costs. Our robust medical economics team supports creative narrow network designs that deliver high-quality care at a lower cost. We leverage data and provider input to enable them to grow their patient base and influence how care is delivered. Ultimately, our networks enable providers to connect with new patient populations, create custom contracts that provide greater value, and further integrate with their community. We partner with a large and diverse set of payer groups nationally and in each of our markets to form provider networks, lower cost of care, and construct bespoke contracts to help both providers and payers achieve their objectives in a mutually aligned manner.

Employees

As of December 31, 2020, across Privia Health Group, Inc., we had 559 full-time equivalent employees in 29 states and the District of Columbia. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good and we have not experienced any work stoppages. We believe our geographically dispersed employees in 29 states and the District of Columbia, despite our current operations in six states and the District of Columbia, are a competitive advantage. Our remote workforce strategy allows us to hire the best possible talent irrespective of geographic constraints across many functional roles. Our internal systems and processes are designed to ensure our remote employees are productive and contribute meaningfully. This has enabled us to successfully continue to operate without disruption in the recent months despite the impact and restrictions imposed by the COVID-19 pandemic.

Facilities

Our headquarters are located in Arlington, Virginia and consist of approximately 37,000 square feet of leased space. Our lease on this space expires on September 30, 2026. We have also leased a combined 21,200 square feet of space in Maryland, Georgia and Texas for our other offices. We believe that our headquarters and other offices are adequate for our immediate needs and that additional or substitute space is available if needed to accommodate growth and expansion.

Legal Proceedings

We are currently involved in, and may in the future become involved in, legal proceedings, claims and investigations in the ordinary course of our business, including medical malpractice and consumer claims. Although the results of these legal proceedings, claims and investigations cannot be predicted with certainty, we do not believe that the final outcome of any matters that we are currently involved in are reasonably likely to have a material adverse effect on our business, financial condition or results of operations. Regardless of final outcomes, however, any such proceedings, claims, and investigations may nonetheless impose a significant burden on management and employees and be costly to defend, with unfavorable preliminary or interim rulings.

MANAGEMENT

Directors, Director Nominees and Executive Officers

The following table sets forth information regarding the directors, director nominees and executive officers of Privia Health Group, Inc.:

Name	Age	Position
Shawn Morris	57	Chief Executive Officer
Parth Mehrotra	42	President and Chief Operating Officer
Thomas Bartrum	54	Executive Vice President and General Counsel
David Mountcastle	51	Chief Financial Officer

Name	Age	Position
Shawn Morris	57	Director
Jeff Bernstein	34	Director
Jeff Butler	49	Director
David King	64	Director Nominee
Thomas McCarthy	64	Director Nominee
Will Sherrill	32	Director
Bill Sullivan	57	Director
Patricia Maryland	67	Director Nominee

The following is a biographical summary of the experience of our executive officers, directors and director nominees:

Shawn Morris has served as our Chief Executive Officer and a member of our board of directors since May 2018. Prior to his role at Privia Health, Mr. Morris was the President of Cigna-HealthSpring, a Cigna company, from 2016 to 2018. Prior to 2016 and beginning in 2010, Mr. Morris held various leadership roles at Cigna-HealthSpring, including the positions of Chief Operating Officer, President of Development & Innovation, and Executive Vice President. Mr. Morris received a B.S. in Accounting from the Western Kentucky University and is a Certified Public Accountant. Mr. Morris is also a graduate of Dartmouth College’s Tuck Business School 2030 Global Executive program, an inaugural Fellow of the Nashville Healthcare Council and a member of the American Society of CPAs, National Association of Corporate Directors and the American Medical Association CEO Advisory Committee. Mr. Morris is a valuable member of our board of directors because of his extensive experience in the healthcare industry and prior track record as a senior executive at a large healthcare company.

Parth Mehrotra has served as our President and Chief Operating Officer since 2018. Prior to his role at Privia Health, Mr. Mehrotra was the Chief Operating Officer of Brighton Health Group Holdings, LLC from 2016 to 2018, the parent company of Privia Health. Prior to 2016, Mr. Mehrotra held a senior finance role at athenahealth Inc., and also worked in the healthcare investment banking group at Goldman Sachs and Co. and as a management consultant at Accenture. Mr. Mehrotra received an M.B.A. from Northwestern University’s Kellogg School of Management and a B.A. in Economics from St. Stephen’s College, University of Delhi.

Thomas Bartrum has served as our Executive Vice President and General Counsel since 2015. Prior to his role at Privia Health, Mr. Bartrum was a Partner at Baker, Donelson, Bearman, Caldwell and Berkowitz P.C., where his practice focused on healthcare regulatory matters, including the representation of Privia Health as outside counsel, helping the company develop its legal and strategic framework. Mr. Bartrum received a J.D. from the University of Kentucky, an M.Jur. in Health Law from Loyola University and a B.A. in Chemistry from Bellarmine University. Mr. Bartrum is also the founding co-chair of the American Health Lawyers’ Association’s ACO Task Force.

David Mountcastle has served as our Chief Financial Officer since 2014. Prior to his role at Privia Health, Mr. Mountcastle was the Chief Financial Officer at Brainware Inc., held multiple senior finance roles at iDirect, Inc., was a regional Chief Financial Officer for Coventry and held multiple senior regional finance roles with United Healthcare. Mr. Mountcastle started his career with Ernst & Young in their Entrepreneurial Services Division. Mr. Mountcastle received a M.B.A. with dual concentration in Finance and Information Systems from Virginia Commonwealth University and a BBA in Accounting Information Systems from James Madison University. Mr. Mountcastle has been a CPA since 1992.

Jeff Bernstein has been a managing director in the Asset Management Division of Goldman Sachs (GS AMD) since January 2020, having previously held the positions of Vice President and Associate beginning in July 2010, focusing on private equity activities in the healthcare sector. Prior to joining GS AMD, Mr. Bernstein was in the Healthcare Group in Goldman Sachs’ Investment Banking Division from June 2008 to June 2010. Mr. Bernstein serves on the boards of Brighton Health Plan Solutions, Capital Vision Services (referred to publicly as MyEyeDr.) and Sapphire Digital, and is a board observer at Advanced Recovery Systems. He previously served on the boards of Golden State Medical Supply and Upstream Rehabilitation. Mr. Bernstein received an AB in Economics, magna cum laude, and a certificate in Finance from Princeton University. Mr. Bernstein is a valuable member of our board of directors because of his extensive investment experience in the healthcare industry.

Jeff Butler has an extensive background as an entrepreneur and senior executive in the healthcare and technology industries. Most recently, Mr. Butler founded and led Privia Health as its Chief Executive Officer from November 2007 to May 2017. In 2017, Mr. Butler transitioned to a board of directors role where he continues to provide support to Privia’s leadership team. Before building Privia, Mr. Butler was a Co-Founder and the Chief Executive Officer of BroadReach Healthcare, a company focused on building large-scale health delivery networks in emerging markets from March 2003 to November 2007. Prior to BroadReach Healthcare, Mr. Butler helped launch the technology and consulting business at The Advisory Board Company in Washington D.C., from November 2000 to July 2003. Before his role at The Advisory Board Company, Mr. Butler served as Chief Operating Officer and Interim Chief Executive Officer of two hospitals affiliated with LifePoint Health, and served as a member of the founding team of LifePoint in its start-up and public spin-off from HCA (NYSE: HCA). Mr. Butler is a frequent speaker on innovations in the healthcare industry, and serves as an advisor and board member to a number of private companies, non-profits, and investment funds. Mr. Butler received a Bachelor of Science from Florida State University and a Masters in Health Administration from The Medical College of Virginia. Mr. Butler is a valuable member of our board of directors because of his extensive experience in the healthcare industry, prior track record as a senior executive and as the founder of our Company.

David King has been an Operating Partner at Pritzker Private Capital since August 2020, co-leading the firm’s activities in the healthcare sector. Prior to joining Pritzker Private Capital, Mr. King was most recently the Chief Executive Officer of LabCorp (NYSE: LH) from 2007 to 2019. At LabCorp, Mr. King also served as the Executive Chairman of the Board from November 2019 to May 2020, and as the Non-Executive Chairman of the Board from May 2009 to October 2019. Mr. King is the board chair of PATH and was appointed in 2017 to the advisory board for Duke University’s Robert J. Margolis, MD, Center for Health Policy. Mr. King previously served on the board of Cardinal Health (NYSE: CAH), Elon University and the American Clinical Laboratory Association, where he served as board chair from 2010 to 2014. Mr. King is also on the board of The Emily K Center, a college-readiness center in Durham, North Carolina, founded by Mike Krzyzewski, the head coach of the Duke University Men’s Basketball team. Mr. King received a bachelor’s degree, cum laude, from Princeton University and a Juris Doctor, cum laude, from the University of Pennsylvania Law School. We expect Mr. King to be a valuable member of our board of directors because of his extensive experience in the healthcare industry and experience on other healthcare companies’ boards.

Thomas McCarthy has over 35 years of experience in healthcare, insurance and financial services businesses, including more than 30 years with Cigna Corporation (NYSE:CI). Mr. McCarthy was most recently the Executive Vice President and Chief Financial Officer at Cigna from July 2013 to June 2017, and previously held the roles of Vice President of Finance, Vice President & Treasurer, Vice President of Strategy and Corporate

Development between March 2003 to July 2013. In addition to his career with Cigna, Mr. McCarthy also held senior leadership roles at Kemper Insurance from July 1999 to February 2003 and USAA from 1985 to 1986. Mr. McCarthy is a member of the Board of Directors of Selective Insurance Group, Inc. (NASDAQ: SIGI), a New Jersey-based holding company for property and casualty insurance companies, and is a member of the audit and finance committees. He is also a member of the Board of Trustees of the American University of Rome and a Director of the Habitat for Humanity of Montgomery and Delaware Counties. Mr. McCarthy received a bachelor’s degree in Finance from the Wharton School of the University of Pennsylvania and an MBA from Carnegie Mellon University’s Tepper School of Business. We expect Mr. McCarthy to be a valuable member of our board of directors because of his extensive experience in the healthcare industry and his prior leadership positions at Cigna.

Will Sherrill has been a Vice President at Pamplona Capital Management since April 2019, focusing on investment opportunities in the healthcare and industrial services industries. Prior to joining Pamplona, Mr. Sherrill was an Associate and a Vice President at Kelso & Company, between February 2015 to January 2019, focusing in healthcare services. Mr. Sherrill began his career as an Analyst at Credit Suisse in the Capital Markets and Financial Sponsors groups from July 2011 to January 2015. Mr. Sherrill currently serves on the boards of Brighton Health Group and CSC Serviceworks, Inc. Mr. Sherrill received a bachelor’s degree in Economics and History from the University of Virginia. Mr. Sherrill is a valuable member of our board of directors because of his extensive investment experience in the healthcare industry.

Bill Sullivan has been an investor and operator of disruptive healthcare service and technology businesses for over 30 years. He is founder/Chairman of Brighton Health Group, which owns and operates Privia Health. Mr. Sullivan led the acquisition of Privia and subsequent national expansion of the business prior to the hiring of CEO, Shawn Morris, in April 2018. Mr. Sullivan is an investor and current board member of Sapphire Digital, GoHealth Urgent Care, MedArrive, Duos, HUB International and Anthropos Capital Corp. Prior to forming Brighton Health Group, Mr. Sullivan was a partner at global private equity firm Apax Partners (2007-2012). While at Apax, Mr. Sullivan led the $1.4B take private of TriZetto Group, the leading provider of technology solutions to payers. Prior to joining Apax, Mr. Sullivan was the CEO & Chairman of MagnaCare Holdings (acq. Apax), a health plan management company. Mr. Sullivan joined the founding management team of Oxford Health Plans (acq. United Healthcare) from 1987 to 2000, his last four as President of the company. During Mr. Sullivan’s time at Oxford, the company grew to over $5bn in revenue. Mr. Sullivan received a BS in Finance and Banking from Suffolk University in Boston. Mr. Sullivan is a valuable member of our board of directors because of his extensive experience in the healthcare industry and prior track record as a senior executive.

Patricia Maryland has over 40 years of experience in healthcare administration. Ms. Maryland was most recently the Executive Vice President of Ascension and the President and Chief Executive Officer at Ascension Healthcare, a leading non-profit health system from July 2017 through June 2019. Prior to that, Ms. Maryland held various other executive and senior management positions in the Ascension organization from 2003 to 2017, including the roles of President of Healthcare Operations and Chief Operating Officer. Ms. Maryland received a Bachelor’s degree in Mathematics from Alabama State University and a Master’s degree in Biostatistics from the University of California, Berkeley. Ms. Maryland also holds a Doctorate of Public Health from the University of Pittsburgh, with a concentration in health services administration and planning. We expect Ms. Maryland to be a valuable member of our board of directors because of her extensive experience in the healthcare industry and her prior track record as a senior executive at a large health system.

Board Structure and Compensation of Directors

Upon completion of the offering, our board of directors will consist of 9 members. Our board has determined that each of Jeff Bernstein, David King, Tom McCarthy, Patricia Maryland, Will Sherrill and Bill Sullivan will be independent under applicable Nasdaq rules.

At any time when Goldman Sachs and Pamplona Capital Management (the “Lead Sponsors”) beneficially own, in the aggregate, less than 25% of our common stock then outstanding, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Directors who are also full-time officers or employees of our company will receive no additional compensation for serving as directors. All other directors will receive an annual retainer of $70,000. In addition, the chairman of the audit committee will receive an annual fee of $25,000, the chairman of the compensation committee will receive an annual fee of $15,000, the chairman of the nominating and corporate governance will receive an annual fee of $12,500 and the chairman of the compliance committee will receive an annual fee of $12,500. Each non-employee director also will receive an annual grant of restricted stock under our long-term incentive plan having a fair market value (as defined in the plan) of $175,000.

Controlled Company Status

After completion of this offering, we will be a “controlled company.” Under Nasdaq Global Select Market rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of the listing of our common stock:

•	we have a board that is composed of a majority of “independent directors,” as defined under the rules of such exchange;

•	we have a compensation committee that is composed entirely of independent directors;

•	we have a nominating and corporate governance committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating and corporate governance and compensation committees.

Following this offering, we do not intend to rely on these exemptions.

Board Committees

Audit Committee

The members of our audit committee will be Will Sherrill, Tom McCarthy and Bill Sullivan. Tom McCarthy is the chairman of our audit committee. The composition of our audit committee meets the requirements for independence under the current Nasdaq listing standards and SEC rules and regulations. Each member of our audit committee is financially literate. In addition, our board of directors has determined that Tom McCarthy is an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended (the “Securities Act”). This designation does not impose on such director any duties, obligations or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:

•	selecting a firm to serve as the independent registered public accounting firm to audit our financial statements;

•	ensuring the independence of the independent registered public accounting firm;

•	discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

•	establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	considering the adequacy of our internal controls and internal audit function;

•	reviewing material related party transactions or those that require disclosure; and

•	approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation Committee

The members of our compensation committee will be Jeff Bernstein, David King and Will Sherrill. Jeff Bernstein is the chairman of our compensation committee. Our compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	administering our stock and equity incentive plans;

•	reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

•	reviewing our overall compensation philosophy.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee will be Jeff Bernstein, David King and Will Sherrill. Jeff Bernstein is the chairman of our nominating and corporate governance committee. Our nominating and corporate governance committee is responsible for, among other things:

•	identifying and recommending candidates for membership on our board of directors;

•	reviewing and recommending our corporate governance guidelines and policies;

•	reviewing proposed waivers of the code of conduct for directors and executive officers;

•	overseeing the process of evaluating the performance of our board of directors; and

•	assisting our board of directors on corporate governance matters.

Compliance Committee

The members of our compliance committee will be Patricia Maryland and Jeff Butler. Patricia Maryland is the chairwoman of our compliance committee. Our compliance committee is responsible for, among other things:

•	identifying, reviewing and analyzing laws and regulations applicable to the Company;

•	recommending to the Board, and monitoring the implementation of, compliance programs, policies and procedures that comply with local, state and federal laws, regulations and guidelines;

•	reviewing significant compliance risk areas identified by management;

•	discussing periodically with management the adequacy and effectiveness of policies and procedures to assess, monitor, and manage non-financial compliance business risk and compliance programs;

•	monitoring compliance with, authorizing waivers of, investigating alleged breaches of and enforcing the Company’s non-financial compliance programs; and

•	reviewing Company procedures for the receipt, retention and treatment of complaints received regarding non-financial compliance matters.

Code of Ethics

In connection with this offering, our board of directors will adopt a code of ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. Upon completion of this offering, the full text of our codes of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our codes of business conduct and ethics, or any waivers of such code, on our website or in public filings.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE COMPENSATION

We are an emerging growth company as defined in the JOBS Act. As an emerging growth company, we have reduced disclosure obligations regarding executive compensation compared to companies that are not emerging growth companies. Under the JOBS Act, we will remain an emerging growth company for the first five fiscal years after we complete our initial public offering, unless (a) we have total annual gross revenues of

$1.07 billion or more, (b) we issue more than $1 billion in non-convertible debt over a three-year period, or

(c) we are deemed to be a “large accelerated filer” under the Exchange Act.

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our principal executive officer and our two other most highly compensated executive officers during our fiscal year ended December 31, 2020 (collectively referred to as our “named executive officers,” or “NEOs”).

2020 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Option Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Shawn Morris Chief Executive Officer	2020	$500,000	—	$921,252	$12,512	$1,433,764

Parth Mehrotra President and Chief Operating Officer	2020	$412,000	$45,160	$885,512	$12,512	$1,355,184

Thomas Bartrum Executive Vice President and General Counsel	2020	$300,000	$7,667	$295,000	$12,512	$615,719

(1)

The amounts reported in this column represent the aggregate grant date fair value of options granted to our NEOs during 2020, as calculated in accordance with FASB ASC Topic 718. The assumption used in calculating the grant date fair value of the option awards are described in Note 9 to our consolidated financial statements included elsewhere in this prospectus.

(2)	Represents annual bonuses earned by our NEOs in respect of 2020 (paid in March 2021), as discussed below under “2020 Annual Performance Bonuses.”
(3)	The amounts in this column represent the Company’s contributions to the Company’s 401(k) plan on behalf of each of the NEOs.

Narrative to the Summary Compensation Table

The primary elements of compensation for our NEOs are base salary, annual performance bonuses and equity-based compensation awards. The NEOs also participate in employee benefit plans and programs that we offer to our other full-time employees on the same basis.

2020 Annual Performance Bonuses

We maintain an annual performance-based cash bonus program in which each of our named executive officers participated in 2020. Each named executive officer’s target bonus is expressed as a percentage of base salary, and 50% of bonus payouts are calculated based on corporate scorecard achievement, and 50% on individual scorecard achievement. Payment of the annual performance-based bonus is subject to the NEO’s continued employment with us on the date such bonuses are paid.

Our compensation committee, based upon the recommendation of our CEO, establishes company performance goals each year and, at the completion of the year, determines actual bonus payouts after assessing company and individual performance against these goals.

The 2020 annual bonuses were targeted at the following percentages of each named executive officer’s annual base salary: Mr. Morris: 100%; Mr. Mehrotra: 100%; and Mr. Bartrum: 50%.

Employment Agreements

We have entered into employment agreements with our NEOs, the terms of which are summarized below.

Employment Agreement with Shawn Morris

On April 13, 2018, we entered into an employment agreement with Shawn Morris, our Chief Executive Officer (the “Morris Agreement”). The Morris Agreement provides for a three-year term, with automatic annual renewals unless either party provides at least 90 days’ notice of non-renewal, and may be terminated at any time by us, or by Mr. Morris upon 30 days’ notice. The Morris Agreement provides for a base salary of $600,000 and an annual performance bonus target of 100% of base salary. Mr. Morris is also eligible to participate in our benefit plans as offered to our similarly situated executives. In addition, Mr. Morris is eligible to receive equity grants under the 2018 Second Amended and Restated PH Group Parent Corp. Stock Option Plan (the “2018 Plan”), which was adopted by our board of directors and approved by our stockholders in 2018 (and described in further detail below under—2018 Second Amended & Restated PH Group Parent Corp. Stock Option Plan).

In the event of a termination of Mr. Morris’s employment by us without “cause,” due to our non-renewal of the Morris Agreement if Mr. Morris terminates his employment upon the expiration of the initial term or any successive term or by Mr. Morris for “good reason” (each as defined in the Morris Agreement), subject to his execution and non-revocation of a release of claims within 60 days of the date of such termination, Mr. Morris will be eligible to receive, (a) in equal installments over a period of 18 months, 150% of the sum of (i) Mr. Morris’s base salary at the rate in effect on the date of termination and (ii) the average of the annual bonuses paid or payable for the two calendar years immediately preceding the date of termination, (b) continuation of COBRA premiums that exceed what Mr. Morris’s payments would have been for such coverage as an employee for a period of 18 months from the date of termination and (c) an additional 25% of Mr. Morris’s outstanding unvested time-based option will become vested as of the date of termination.

Pursuant to the Morris Agreement, if a change in control occurs within 12 months after the date of termination, Mr. Morris’s outstanding time-based option will become 100% vested on the date of the change in control. In addition, 100% of performance-based option and option granted under the Morris Agreement will remain outstanding until a liquidity event.

Under the Morris Agreement, Mr. Morris has agreed not to compete with us during the term of his employment and for the 18-month period following termination of his employment. In addition, Mr. Morris has agreed not to solicit any of our clients, employees or consultants during that 18-month restricted period.

Employment Agreement with Parth Mehrotra

On January 1, 2018, we entered into an employment agreement with Parth Mehrotra, our President and Chief Operating Officer (the “Mehrotra Agreement”). Either party may terminate the agreement at any time upon 30 days’ written notice, or immediately in the event of a termination for cause by the company or for a resignation with good reason. The Mehrotra Agreement provides for an annual base salary of $475,000, annual performance bonus target of 100% of annual base salary. Mr. Mehrotra is also eligible to participate in our benefit plans as offered to our similarly situated executives and receive equity grants under the 2018 Plan during the employment term.

In the event that we terminate the Mehrotra Agreement without “cause”, or Mr. Mehrotra resigns for “good reason” (each as defined in the Mehrotra Agreement), subject to his execution and non-revocation of a release of claims within the 60 day period following the date of such termination of his employment, he will be eligible to receive (a) for a period of 15 months, a monthly severance amount equal to 1/12 of the sum of (i) his annual base salary and (ii) annual performance bonus at target for the year of termination, and (b) continued health benefits for 12 months.

Under the Mehrotra Agreement, Mr. Mehrotra has agreed not to compete with us during the term of his employment and for (i) the 24-month period following termination of his employment if such termination is by us for cause or by Mr. Mehrotra without good reason and (ii) the 12-month period following termination of his employment if such termination is by us without cause or by Mr. Mehrotra with good reason. In addition, Mr. Mehrotra has agreed not to solicit any of our clients, employees or consultants during the 24-month restricted period following the termination of his employment for any reason.

Employment Agreement with Thomas Bartrum

On February 25, 2019, we entered into an employment agreement with Thomas Bartrum, our Executive Vice President and General Counsel (the “Bartrum Agreement”). Either party may terminate the agreement at any time upon 30 days’ written notice, or immediately in the event of a termination for cause by the company or for a resignation with good reason. The Bartrum Agreement provides for an annual base salary of $300,000, annual performance bonus target of 50% of annual base salary. Mr. Bartrum is also eligible to participate in our benefit plans as offered to our similarly situated executives and receive equity grants under the 2018 Plan during the employment term.

In the event that we terminate the Bartrum Agreement without “cause”, or Mr. Bartrum resigns for “good reason” (each as defined in the Bartrum Agreement), subject to his execution and non-revocation of a release of claims within the 60 day period following the date of such termination of his employment, he will be eligible to receive for a six month severance period (a) a monthly severance amount equal to his monthly base salary and (b) continued health benefits, with such severance period to be extended for up to six additional one-month periods until Mr. Bartrum obtains full-time, equivalent employment.

Under the Bartrum Agreement, Mr. Bartrum has agreed not to compete with us during the term of his employment and for the 12-month period following termination of his employment. In addition, Mr. Bartrum has agreed not to solicit any of our clients, employees or consultants during the 24-month restricted period following the termination of his employment for any reason.

Other Elements of Compensation

Retirement Savings and Health and Welfare Benefits

We maintain a 401(k) plan for our employees (including our named executive officers), and other members of our Affiliated Service Group, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees.

All of our full-time employees, including our named executive officers, are eligible to participate in a broad array of customary health and welfare plans.

OUTSTANDING EQUITY AWARDS AT 2020 FISCAL YEAR END

		Option Awards
Name	Grant Date	Numbers of Securities Underlying Unexercised Options (#) Exercisable	Numbers of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Expiration Date	Option Exercise Price ($)
Shawn Morris	8/28/18(1)	729,832	729,832	2,919,329	8/27/33	$2.00
	8/28/18(2)	—	—	1,531,117	8/27/33	$2.00

Parth Mehrotra	8/28/18(3)	530,787	—	1,061,574	8/27/33	$2.00
	8/28/18(2)	—	—	306,223	8/27/33	$2.00
	12/4/19(1)	46,444	139,331	371,551	12/3/34	$2.00
	12/4/19(2)	—	—	193,777	12/3/34	$2.00
	9/8/20(2)	—	—	173,694	9/7/35	$2.00

Thomas Bartrum	8/28/18(4)	132,697	—	265,393	8/27/33	$2.00
	8/28/18(2)	—	—	55,120	8/27/33	$2.00
	12/4/19(2)	—	—	21,436	12/3/34	$2.00
	9/8/20(1)	—	8,333	16,667	9/7/35	$2.00

(1)

Reflects a grant of both time-based and performance-based nonqualified stock option (“NQSO”), each of which had an exercise price of $2.00, and which time-vest in equal annual installment on the first, second, third and fourth anniversary of the grant date. Full vesting of the performance-based portion of the award is subject to attainment of certain performance goals in connection with a liquidity event.

(2)	Reflects a grant of performance-based NQSOs that vest in full upon the attainment of certain performance goals in connection with a liquidity event.
(3)

Reflects a grant of both time-based and performance-based NQSO, each of which had an exercise price of $2.00, and which time-vested 50% on the grant date and 25% on each of the first and second anniversary of grant date. Full vesting of the performance-based portion of the award is subject to attainment of certain performance goals in connection with a liquidity event.

(4)

Reflects a grant of both time-based and performance-based NQSOs, each of which had an exercise price of $2.00, and which time-vested 75% on the grant date and 25% on the first anniversary of the grant date. Full vesting of the performance-based portion of the award is subject to attainment of certain performance goals in connection with a liquidity event.

2018 Second Amended & Restated PH Group Parent Corp. Stock Option Plan

The 2018 Plan was first adopted by our board of directors on May 2, 2018, most recently approved by our board of directors on August 28, 2018 and approved by our stockholders on May 2, 2018. The purpose of the 2018 Plan is to attract, retain, incentivize and motivate officers and employees of, consultants to, and non-employee directors providing services to, our company and our subsidiaries and to promote the success of our business by providing such participating individuals with a proprietary interest in our performance. To achieve this purpose, two types of options have been issued under the 2018 Plan: “base pool options” and “super tranche pool options.” Base pool options have both time-based and performance-based vesting provisions, and super tranche pool options are subject to the same performance metric applicable to an individual’s performance-based base pool options, but require an attainment of a higher level of performance in order to vest.

Authorized Shares. There are 18,985,846 shares reserved for issuance under the 2018 Plan. Of the shares reserved for issuance, up to 15,923,611 may be issued in respect of base pool options, and up to 3,062,235 may be issued in respect of super tranche pool options.

Eligibility. Employees, directors, consultants of the company, and any licensed physicians who are (i) providing services on behalf of us or an affiliate pursuant to a written agreement, (ii) have an ownership interest in one of our affiliates that performs professional services on its own behalf or (iii) have a professional practice that is managed by the company or one of our affiliates, are eligible to receive stock option awards under the 2018 plan.

Plan Administration. Our compensation committee of our board of directors (the “Committee”) may administer our 2018 Plan. The Committee has, among other things, the authority to (i) interpret our 2018 Plan, (ii) prescribe, amend and rescind rules and regulations relating to our 2018 Plan, (iii) correct any defect, supply any omission, or reconcile any inconsistency in any award agreement in the manner and to the extent it deems desirable to carry our 2018 Plan into effect and (iv) make all other determinations necessary or advisable for the administration of the 2018 Plan.

Certain Adjustments. In the event of (i) a merger or other transaction, (ii) certain changes in our capitalization or (iii) any other event that results in (as determined by the Committee) dilution or enlargement of the benefits intended to be granted to or available for participants under our 2018 Plan, then the Committee will make equitable adjustments to the number and type of shares of our common stock subject to our 2018 Plan, the number and type of shares of our common stock subject to outstanding awards, the grant, purchase or exercise price with respect to any award and the performance goals established under any award. Additionally, in connection with any merger, consolidation, acquisition of property or stock or reorganization, the Committee may authorize the issuance or assumption of awards upon such terms and conditions as the Committee may deem appropriate.

Corporate Transaction; Liquidity Event. If there is a corporate transaction or liquidity event, each, as defined under our 2018 Plan, all outstanding options will terminate upon the consummation of such corporate transaction or liquidity event, as applicable. The Committee may generally provide for the following: (i) if the successor or surviving corporation (or parent thereof) so agrees, all outstanding awards will be assumed, or replaced with the same type of award with similar terms and conditions, by the successor or surviving corporation (or parent thereof) in the corporate transaction or liquidity event, as applicable, or (ii) if the provisions of subsection (i) do not apply, then either each optionholder holding vested and exercisable options will be given at least 15 days advance notice to exercise their outstanding vested and exercisable options prior to the change in control or liquidity event (as applicable) or all outstanding awards vested will be canceled in exchange for a payment in cash and/or shares of our common stock. The Committee may also provide that either (i) outstanding unvested options will become immediately vested and exercisable and provide a reasonable time period prior to such corporate transaction or liquidity event to exercise such options or (ii) outstanding unvested options will convert into a right to a payment (in cash or other consideration) in an amount equal to the portion of the excess, if any, of the transaction price over the exercise price of the options.

Amendment; Termination. The Committee may amend our 2018 Plan at any time, but no amendment will adversely affect a participant’s rights under his or her awards without his or her written consent. As of December 31, 2020, options to purchase 18,300,959 shares of our common stock were outstanding under the 2018 Plan.

2021 Omnibus Incentive Plan

Privia Health has adopted the Privia Health Group, Inc. 2021 Omnibus Incentive Plan (the “Incentive Plan”), which will be effective in connection with the closing of this offering. The purpose of the Incentive Plan is to motivate and reward our employees, directors, consultants and advisors to perform at the highest level and to further our best interests and those of our shareholders.

Shares Available. Subject to adjustment, the Incentive Plan permits us to make awards of up to 10% of our common stock issued and outstanding after the closing of this offering. Additionally, the number of shares of our common stock reserved for issuance under the Incentive Plan may increase automatically on the first day of each fiscal year following the effective date of the Incentive Plan by an amount equal to the lesser of (i) 5% of outstanding shares on December 31 of the immediately preceding fiscal year or (ii) such number of shares as determined by our board of directors in its discretion. If any award issued under the Incentive Plan is cancelled, forfeited, or otherwise terminates or expires unexercised, such shares may again be issued under the Incentive Plan. In the event that an adjustment is necessary in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Incentive Plan, as a result of any dividend (other than ordinary cash dividends) or other distribution (whether in the form of cash, shares or other securities), recapitalization, share split (share subdivision), reverse share split (share consolidation), reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase or exchange of shares or other securities of the Company, issuance of warrants or other rights to acquire shares or other securities of the Company, issuance of shares pursuant to the anti-dilution provisions of securities of the Company, or other similar corporate transaction or event affecting the shares, or of changes in applicable laws, regulations or accounting principles, our Compensation Committee shall, subject to compliance with Sections 409A and 457A of the Code, adjust equitably any or all of (i) the number and type of shares (or other securities) which thereafter may be made the subject of awards, (ii) the number and type of shares (or other securities) subject to outstanding awards, (iii) the grant, acquisition or exercise price of awards or, if deemed appropriate, make provision for a cash payment to the holder of an outstanding award or (iv) the terms and conditions of any outstanding awards, including the performance criteria of any performance awards.

Administration. Our Compensation Committee will administer the Incentive Plan and determine the following items:

•	select the participants to whom awards may be granted;

•	determine the type or types of awards to be granted under the Incentive Plan;

•	determine the number of shares to be covered by awards;

•	determine the terms and conditions of any award and prescribe the form of award agreement;

•

determine whether, to what extent and under what circumstances awards may be settled or exercised in cash, shares, other awards, other property, net settlement, or any combination thereof, or canceled, forfeited or suspended and the method or methods by which awards may be settled, exercised, canceled, forfeited or suspended;

•	determine whether, to what extent and under what circumstances amounts payable with respect to an award shall be deferred;

•	amend or modify outstanding awards or award agreements;

•

correct any defect, supply any omission and reconcile any inconsistency in the Incentive Plan or any award, in the manner and to the extent it will deem desirable to carry the Incentive Plan into effect;

•	interpret and administer the terms of the Incentive Plan, any award agreement and any agreement related to any award; and

•	make any other determination and take any other action that it deems necessary or desirable to administer the Incentive Plan.

To the extent not inconsistent with applicable law, our Compensation Committee may delegate to one or more of our officers some or all of the authority under the Incentive Plan, including the authority to grant all types of awards authorized under the Incentive Plan.

Eligibility. Generally, all Employees, Consultants, other service providers or non-employee Directors will be eligible to receive awards.

Forms of Awards. Awards under the Incentive Plan may include one or more of the following types: (i) stock options, (ii) share appreciation rights (“SAR”), (iii) restricted stock awards, (iv) RSU awards, (v) performance awards, (vi) other cash-based awards and (vii) other stock-based awards.

•

Stock Options. Options are rights to purchase a specified number of shares of our common stock at a price fixed by our Compensation Committee, but not less than the fair market value on the date of grant. Options generally expire no later than ten years after the date of grant. Options will become exercisable at such time and in such installments as our Compensation Committee will determine.

•

SARs. An SAR entitles the holder to receive, upon exercise, an amount equal to any positive difference between the fair market value of one share of our common stock on the date an SAR is exercised and the exercise price, multiplied by the number of shares of common stock with respect to which an SAR is exercised. Our Compensation Committee will have the authority to determine whether the amount to be paid upon exercise of an SAR will be paid in cash, common stock or a combination of cash and common stock.

•

Restricted Stock Awards. Restricted stock awards provide for a specified number of shares of our common stock subject to a restriction against transfer during a period of time or until performance measures are satisfied, as established by our Compensation Committee. Unless otherwise set forth in the agreement relating to a restricted stock award, the holder has all the rights of a shareholder, including voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of common stock; provided, however, that our Compensation Committee may determine that distributions with respect to shares of common stock will be reinvested in additional shares of common stock and will be subject to the same restrictions as the shares of common stock with respect to which such distribution was made.

•

RSU Awards. An RSU award is a right to receive a specified number of shares of our common stock (or the fair market value thereof in cash, or any combination of our common stock and cash, as determined by our Compensation Committee), subject to the expiration of a specified restriction period and/or the achievement of any performance measures selected by our Compensation Committee, consistent with the terms of the Incentive Plan. The RSU award agreement will specify whether the award recipient is entitled to receive dividend equivalents with respect to the number of shares of our common stock subject to the award. Prior to the settlement of an RSU award in our common stock, the award recipient will have no rights as a shareholder of our Company with respect to our common stock subject to the award.

•

Performance Awards. Performance awards are awards whose final value or amount, if any, is determined by the degree to which specified performance measures have been achieved during a performance period set by our Compensation Committee. Payment may be made in the form of cash, shares, other awards, or a combination thereof, as specified by our Compensation Committee.

•

Other Cash-Based Awards. Our Compensation Committee is authorized, subject to limitations under applicable law, to grant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, cash on such terms and conditions as set by our Compensation Committee.

•

Other Stock-Based Awards. Our Compensation Committee is authorized, subject to limitations under applicable law, to grant other types of awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares or factors that may influence the value of shares.

An award agreement may contain additional terms and restrictions, including vesting conditions, not inconsistent with the terms of the Incentive Plan, as our Compensation Committee may determine.

No Repricing. Except as provided in the adjustment provision of the Incentive Plan, no action will directly or indirectly, through cancellation and regrant or any other method, reduce, or have the effect of reducing, the exercise price of any option or an SAR established at the time of grant thereof without approval of our stockholders.

Director Pay Cap. Subject to the adjustment provision of the Incentive Plan, an individual who is a non-employee director may not receive awards, in cash or otherwise, for any calendar year that total more than $750,000 in the aggregate.

Termination of Employment or Service and Change in Control. Our Compensation Committee will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle, be paid or be forfeited. Any Award held by such Participant carrying a right to exercise and that was not previously exercisable and vested shall become fully exercisable and vested if: (i) the employment of a Participant is terminated without Cause or such Participant resigns for Good Reason following a Change in Control or (ii) an outstanding Award is not assumed, converted or replaced on an equivalent basis in connection with a Change in Control. Any performance criteria to which any such award is subject will be deemed to be satisfied at the greater of target and maximum level of performance.

Amendment and Termination. Subject to certain restrictions, our board of directors may amend, alter, suspend, discontinue or terminate the Incentive Plan at any time. Our Compensation Committee may also amend the related award documents. However, subject to the adjustment and change in control provisions of the Incentive Plan, any such action that would materially adversely affect the rights of a holder of an outstanding award may not be taken without the holder’s consent, except to the extent that such action is taken to cause the Incentive Plan to comply with applicable law, stock market or exchange rules and regulations, or accounting or tax rules and regulations, or to impose any “clawback” or recoupment provisions on any outstanding awards in accordance with the Incentive Plan.

Employee Stock Purchase Plan

Privia Health has adopted, subject to the approval of our shareholders, the Privia Health Group, Inc. Employee Stock Purchase Plan (the “ESPP”), which will be effective in connection with the closing of this offering. The ESPP will be administered by our compensation committee unless another committee is designated by our Board of Directors (in either event, the “ESPP Committee”).

A total of up to 1% of our common stock issued and outstanding after the closing of this offering have been authorized for issuance under the ESPP. The total number of shares available for purchase under the ESPP will increase on the first day of each fiscal year following the effective date of the ESPP in an amount equal to up to 1% of the shares authorized on the last day of the immediately preceding year as determined by the ESPP Committee in its discretion; provided that the maximum number of shares that may be issued under the ESPP in any event will be 10% of our common stock issued and outstanding after the closing of this offering, subject to adjustment in the event of a dividend or other distribution (whether in the form of cash, common stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, spin-off, combination, repurchase, or exchange of common stock or other securities of us, or other similar event.

Our employees or employees of certain of our subsidiaries (each a “Participating Subsidiary”) may be required to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our ESPP Committee: (i) customary employment with us or a Participating Subsidiary for more than 20 hours per week and more than five months per calendar year, or (ii) continuous employment with us or a Participating Subsidiary for at least six months prior to the first date of an offering. An employee may not be granted options to purchase stock under the ESPP if such employee (a) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of our common stock, (b) holds rights to purchase stock under the ESPP that would accrue at a rate that exceeds $25,000 based on the fair market value of our stock for each calendar year that the options remain outstanding or (c) has the title of senior vice president or above and is a “highly compensated employee” (within the meaning of Section 414(q) of the Code) of us or one of the Participating Subsidiaries or (d) is located outside of the United States to the extent permitted under Section 423 of the Code.

Each offering will have one or more purchase dates on which shares of our common stock will be purchased for the employees who are participating in the offering. The ESPP Committee, in its discretion, will determine the terms of offerings under the ESPP. The ESPP permits participating employees to purchase shares of our common stock through payroll deductions in an amount equal to at least 1%, but not more than 10% of the employee’s compensation, and in no event for more than 3,000 shares of our Common Stock during any offering period. The purchase price of the shares of our common stock will be not less than 85% (or such greater percentage as designated by the ESPP Committee) of the fair market value of our common stock on the date of purchase.

In the event of a specified corporate transaction, such as a merger, amalgamation or acquisition of stock or property, a successor corporation may assume or substitute each outstanding option. If the successor corporation does not assume or substitute the outstanding options, the offering in progress will be shortened and a new exercise date will be set. Employees’ options will be exercised on the new exercise date and such options will terminate immediately thereafter. Notwithstanding the foregoing, in the event of a specified corporate transaction, the ESPP Committee may elect to terminate all outstanding offerings.

The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The ESPP will remain in effect for ten years following the effective date of the ESPP unless terminated earlier by the ESPP Committee in accordance with the terms of the ESPP. Our ESPP Committee has the authority to amend, suspend or terminate the ESPP at any time and for any reason.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years or currently proposed, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which we have been or will be a party other than compensation arrangements, which are described where required under “Management—Board Structure and Compensation of Directors” and “Executive Compensation.”

Shareholder Rights Agreement

In connection with this offering, we will enter into a Shareholder Rights Agreement with the Lead Sponsors that provides each the right to designate nominees for election to our Board. The Lead Sponsors may also assign their designation rights under the Shareholder Rights Agreement to an affiliate. The Shareholder Rights Agreement will provide each Lead Sponsor the right to designate: (i) three nominees for so long as such Lead Sponsor beneficially owns at least 15% of the common stock (at least one of each of whom shall qualify as “independent” for purposes of serving on the audit committee), (ii) two nominees for so long as such Lead Sponsor beneficially owns between 10% and 15% of the common stock and (iii) one nominee so long as such Lead Sponsor owns between 5% and 10% of the common stock. In each case, the Lead Sponsors’ nominees must comply with applicable law and stock exchange rules. The Lead Sponsors will agree in the Shareholder Rights Agreement to vote any shares of our common stock and any other securities held by them in favor of the election to our Board of the directors so designated. At any time when a Lead Sponsor has the right to designate at least one nominee for election to our Board, such Lead Sponsors will also have the right to have one of their nominated directors hold one seat on each Board committee, subject to satisfying any applicable stock exchange rules or regulations regarding the independence of Board committee members. In addition, the Lead Sponsors shall be entitled to designate the replacement for any of their board designees whose board service terminates prior to the end of the director’s term regardless of the applicable Lead Sponsor’s beneficial ownership at such time. The Shareholder Rights Agreement will also prohibit us from increasing or decreasing the size of our Board without the prior written consent of the Lead Sponsors. In addition, for so long as either Lead Sponsor owns at least 15% of the common stock, its consent will be required for certain corporate actions, including a change of control; acquisitions or dispositions of assets in an amount exceeding 15% of the Company’s total assets; the issuance of equity by the Company or any of its subsidiaries (other than under equity incentive plans that have received the prior approval of our board of directors) in an amount exceeding $50 million; the incurrence of indebtedness by the Company or any of its subsidiaries in an amount exceeding $50 million; amendments to the Company’s amended and restated certificate of incorporation or amended and restated bylaws; changes to the Company’s strategic direction or scope of its business; any change in the size of the Company’s board of directors; the hiring or termination of the Chief Executive Officer, Chief Financial Officer and Chief Operational Officer; and approval of annual budget. This agreement will terminate at such time as each Lead Sponsor owns less than 5% of our outstanding common stock.

Registration Rights

Prior to the consummation of this offering, we will enter into a registration rights agreement with certain indirect beneficial owners of greater than 1% of our common stock, including Goldman Sachs & Co., Pamplona Capital Management, Jeff Butler and Bill Sullivan, among others (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, upon a distribution pro rata of shares of our common stock to holders of LLC units of our parent, Brighton Health Group Holdings, LLC, which distribution is expected to occur within six months of the closing of this offering, holders of approximately 80,486,446 shares of our common stock (or shares underlying options to purchase common stock) or their transferees will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act. If exercised, these registration rights would enable holders to transfer these shares without restriction under the Securities Act when the applicable registration statement is declared effective. In addition, Mr. Butler, Mr. Sullivan and certain additional shareholders will have the right to participate in block trades executed by the Lead Sponsors.

Demand Registration. Goldman Sachs & Co. and Pamplona Capital Management may request in writing that we effect a demand registration under the Securities Act with respect to their shares of our common stock subject to registration rights. Depending on certain conditions, we may defer a demand registration for up to 90 days in any twelve-month period. If the holders requesting registration intend to distribute their shares by means of an underwriting, the managing underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares. To the degree that neither Goldman Sachs & Co., nor Pamplona Capital Management have requested that we effect a demand registration within twenty-four months of the closing of this offering, certain additional shareholders will have the right to request that we effect one demand registration of their shares of our common stock.

Piggyback Registration. In the event that we propose to register any of our securities under the Securities Act after this offering, either for our account or for the account of our other security holders, holders will be entitled to certain piggyback registration rights allowing each to include its shares in the registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a registration statement on Form S-4 or S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.

Expenses; Indemnification. The Registration Rights Agreement provides that we will pay all registration expenses in connection with effecting any demand registration. The Registration Rights Agreement contains customary indemnification and contribution provisions.

Term. The registration rights will remain in effect with respect to any shares covered by the Registration Rights Agreement until such time as no more registrable shares remain outstanding or each holder owns less than 1% of our outstanding common stock.

Lead Sponsor

In connection with this offering, certain affiliates of our Lead Sponsors will be serving as an underwriter. For additional information on these arrangements, see “Underwriting (Conflicts of Interest).”

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to five percent of the shares of common stock offered by this prospectus to certain individuals and entities through a directed share program, including some of our directors, executive officers, employees, business associates and related persons.

Indemnification of Officers and Directors

Upon completion of this offering, we intend to enter into indemnification agreements with each of our executive officers and directors. The indemnification agreements will provide the executive officers and directors with contractual rights to indemnification, expense advancement and reimbursement, to the fullest extent permitted under the DGCL. Additionally, we may enter into indemnification agreements with any new directors or officers that may be broader in scope than the specific indemnification provisions contained in Delaware law.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a summary of the terms of the agreement governing certain of our outstanding indebtedness. This summary is not a complete description of all of the terms of the agreement. The agreement setting forth the terms and conditions of certain of our outstanding indebtedness is filed with the SEC as an exhibit to the registration statement of which this prospectus is a part.

General

On November 15, 2019, we entered into a credit agreement with Silicon Valley Bank (“SVB”), as administrative agent and collateral agent, and the several lenders thereto, which was amended on July 17, 2020, as amended (the “Credit Agreement”). The Credit Agreement consists of a term loan facility (the “Term Loan Facility”) in the aggregate principal amount of $35.0 million, and a revolving loan facility (the “Revolving Loan Facility” and, together with the Term Loan Facility, the “Credit Facilities”) in an aggregate principal amount of up to $15.0 million including a letter of credit sub-facility in the aggregate availability amount of $2.0 million and a swingline sub-facility in the aggregate availability amount of $2.0 million. The proceeds from borrowings under the Credit Facilities were used to repay an earlier credit agreement and for general corporate purposes. As of December 31, 2020, we had borrowed $34.1 million under the Term Loan Facility and $0.0 million under the Revolving Loan Facility, with $0.0 million and $15.0 million available for future borrowings under the Term Loan Facility and Revolving Loan Facility, respectively.

Interest Rates and Fees

Borrowings under the Credit Facilities bear interest, at the borrower’s option, at a rate per annum equal to an applicable margin plus either:

(a) the LIBOR rate determined by reference to the LIBOR rate published on the applicable Bloomberg screen page for the interest period relevant to such borrowing; provided that the LIBOR rate shall not be less than 1.0%; or

(b) the base rate determined by reference to the highest of (i) the administrative agent’s prime lending rate or (ii) the federal funds effective rate in effect for such day plus 0.50%; provided that in no event shall the ABR be deemed to be less than 2.00%.

Voluntary Prepayments

We may prepay our borrowings under the Credit Facilities, in whole or in part, at any time and from time to time without a premium or penalty other than customary breakage costs.

Final Maturity and Amortization

The Credit Agreement requires that the loans (the “Term Loans”) under Term Loan Facility be repaid in consecutive quarterly installments on the last day of each fiscal quarter, each of which installments shall be in an amount equal to (a) from March 31, 2020 through and including December 31, 2021, 0.625% of the original principal amount of Term Loans, (b) from March 30, 2022 through and including December 31, 2022, 1.25% of the original principal amount of Term Loans, (c) from March 30, 2023 through and including December 31, 2023, 1.875% of Term Loans and (d) from March 31, 2024 through and including September 30, 2024, 2.50% of the original principal amount of the Term Loans. To the extent not previously paid, all loans shall be due and payable on November 15, 2024.

Guarantees

All obligations under the Credit Agreement are unconditionally guaranteed by PH Group Holdings Corp. and each of the borrower’s existing and future subsidiaries.

Security

All obligations under the Credit Agreement are secured, subject to permitted liens and other exceptions, by a first-priority perfected security interest on substantially all of our assets.

Certain Covenants, Representations and Warranties

The Credit Agreement contains customary representations and warranties, affirmative covenants, reporting obligations and negative covenants. The negative covenants restrict our ability to (subject to certain exceptions):

•	incur or guarantee additional indebtedness or other contingent obligations;

•	create or incur liens;

•	consolidate, merge, liquidate or dissolve;

•	sell, transfer or otherwise dispose of our assets;

•	pay dividends and distributions, or repurchase capital stock;

•	prepay, redeem or repurchase certain indebtedness;

•	make investments, acquisitions, loans and advances;

•	enter into agreements which limit our ability and the ability of our restricted subsidiaries to incur restrictions on their ability to make distributions; and

•	materially alter the business we conduct.

Financial Covenants

The Credit Agreement requires us to maintain a maximum (i) consolidated fixed charge coverage ratio, determined as of the last day of any period of four (4) consecutive fiscal quarters of Privia Health Group, Inc., commencing with the fiscal quarter ending December 31, 2019, to be less than 1.25:1.00, and (ii) consolidated leverage ratio, determined as of the last day of any period of four (4) consecutive fiscal quarters of Privia Health Group, Inc. ending with any quarter not to exceed the corresponding leverage ratio determined for such quarter, with the applicable required financial ratios becoming more restrictive over time.

Events of Default

The lenders under the Credit Agreement are permitted to accelerate the loans and terminate commitments thereunder or exercise other remedies upon the occurrence of certain customary events of default, subject to certain grace periods and exceptions. These events of default include, among others, payment defaults, cross-defaults, covenant defaults, material inaccuracy of representations and warranties, certain events of bankruptcy, material judgments, material defects with respect to lenders’ perfection on the collateral, and changes of control, none of which are expected to be triggered by this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of March 1, 2021, by:

•	each person whom we know to own beneficially more than 5% of our common stock;

•	each of the directors, director nominees and named executive officers individually;

•	all directors, director nominees and executive officers as a group; and

•	the selling stockholder.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of March 1, 2021. Shares issuable pursuant to stock options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for computing the percentage of any other person. The number of shares of common stock outstanding after this offering includes 6,981,818 shares of common stock being offered for sale by us in this offering (including 4,181,818 shares for the Anthem Private Placement), and excludes any purchases that may be made through our directed share program or otherwise in this offering. See “Underwriting (Conflicts of Interest)—Directed Share Program.” The percentage of beneficial ownership for the following table is based on 95,985,817 shares of common stock outstanding as of March 1, 2021, and 102,967,635 shares of common stock outstanding after the completion of this offering assuming no exercise of the underwriters’ over-allotment option. Unless otherwise indicated, the address for each listed stockholder is: c/o Privia Health Group, Inc., 950 N. Glebe Rd., Suite 700, Arlington, VA 22203. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares beneficially owned prior to the offering		Shares beneficially owned after the offering(1)
Name of beneficial owner	Number	Percent	Number	Percent
Selling stockholder
Brighton Health Group Holdings, LLC (2)	95,878,470	99.9%	79,178,470	76.9%
Named executive officers, directors and director nominees
Shawn Morris(3)	4,129,931	4.1%	4,129,931	3.9%
Parth Mehrotra(4)	1,887,766	1.9%	1,887,766	1.8%
Thomas Bartrum(5)	*	*	*	*
David Mountcastle(6)	*	*	*	*
Jeff Bernstein(7)	—	—	*	*
Jeff Butler(8)	—	—	*	*
David King	—	—	*	*
Thomas McCarthy	—	—	*	*
Will Sherrill(9)	—	—	*	*
Bill Sullivan(10)	—	—	*	*
Patricia Maryland	—	—	*	*
All executive officers, directors and director nominees as a group (11 persons)	6,576,729	6.5%	6,576,729	6.1%

*	Denotes less than 1.0% of beneficial ownership.
(1)	Assumes no exercise of the underwriters’ over-allotment option. See “Underwriting (Conflicts of Interest).”
(2)

Consists of 95,878,470 shares of common stock. The address of Brighton Health Group Holdings, LLC is One Penn Plaza - Suite 4512, New York, NY 10119. Brighton Health Group Holdings, LLC expects to make a distribution of its shares to its constituent unit holders within 30 days of this offering.

(3)	Consists of 4,129,931 shares of common stock underlying options to acquire common stock exercisable with 60 days of March 1, 2021.
(4)

Consists of 1,887,766 shares of common stock underlying options to acquire common stock exercisable with 60 days of March 1, 2021. In addition, Mr. Mehrotra indirectly beneficially owns shares of the Company and expects to receive a pro rata distribution of that ownership in shares of our common stock within 30 days after this offering. The number of shares received will depend on the fair market value of the shares at the time of the distribution. Assuming such ownership was based on the assumed initial public offering price of $22.00 per share, which is the midpoint of the range on the cover of this prospectus, he would receive approximately 46,522 shares, or 0.0% of our common stock, which calculation is preliminary and subject to change.

(5)	Consists of 349,950 shares of common stock underlying options to acquire common stock exercisable with 60 days of March 1, 2021.
(6)	Consists of 209,082 shares of common stock and 24,046 shares of common stock underlying options to acquire common stock exercisable with 60 days of March 1, 2021.
(7)

Mr. Bernstein is affiliated with certain investment entities of Goldman Sachs & Co. that indirectly beneficially own shares of the Company and that expect to receive a pro rata distribution of that ownership in shares of our common stock within 30 days after this offering. The number of shares received will depend on the fair market value of the shares at the time of the distribution. Assuming such ownership was based on the assumed initial public offering price of $22.00 per share, which is the midpoint of the range on the cover of this prospectus, those entities would receive approximately 30,551,176 shares, or 29.7%, of our common stock, which calculation is preliminary and subject to change.

(8)

Mr. Butler indirectly beneficially owns shares of the Company and expects to receive a pro rata distribution of that ownership in shares of our common stock within 30 days after this offering. The number of shares received will depend on the fair market value of the shares at the time of the distribution. Assuming such ownership was based on the assumed initial public offering price of $22.00 per share, which is the midpoint of the range on the cover of this prospectus, he would receive approximately 5,138,355 shares, or 5.0%, of our common stock, which calculation is preliminary and subject to change.

(9)

Mr. Sherrill is affiliated with certain investment entities of Pamplona Capital Management LLP that indirectly beneficially own shares of the Company and that expect to receive a pro rata distribution of that ownership in shares of our common stock within 30 days after this offering. The number of shares received will depend on the fair market value of the shares at the time of the distribution. Assuming such ownership was based on the assumed initial public offering price of $22.00 per share, which is the midpoint of the range on the cover of this prospectus, those entities would receive approximately 22,051,914 shares, or 21.4%, of our common stock, which calculation is preliminary and subject to change.

(10)

Mr. Sullivan indirectly beneficially owns shares of the Company and expects to receive a pro rata distribution of that ownership in shares of our common stock within 30 days after this offering. The number of shares received will depend on the fair market value of the shares at the time of the distribution. Assuming such ownership was based on the assumed initial public offering price of $22.00 per share, which is the midpoint of the range on the cover of this prospectus, he would receive approximately 7,148,961 shares, or 6.9%, of our common stock, which calculation is preliminary and subject to change.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws which will be effective immediately prior to the completion of this offering. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

Following this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, $0.01 per share, and 100,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Common stock outstanding. As of December 31, 2020, there were 95,985,817 shares of common stock outstanding which were held of record by 4 stockholders. There will be 102,967,635 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options, after giving effect to the sale of the shares of common stock offered hereby (including 4,181,818 shares for the Anthem Private Placement) at an assumed initial public offering price of $22.00, which is the midpoint of the range on the cover of this prospectus. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Privia Health, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Privia Health without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Privia Health has no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors will consist of between three and eleven directors. The exact number of directors will be fixed from time to time by resolution of the board. Directors may be removed without cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors, provided that at any time that Lead Sponsors own less than 25%, no director may be removed except for cause. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Staggered Board

At any time when the Lead Sponsors beneficially own, in the aggregate, less than 25% of our common stock then outstanding, our board of directors will be divided into three classes serving staggered three-year terms. At each annual meeting of stockholders, directors will be elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Limits on Written Consents

At any time when the Lead Sponsors beneficially own, in the aggregate, greater than 25% of our common stock then outstanding, holders of our common stock will be permitted to act by written consent without a duly called annual or special meeting if such written consent is signed by the holders having at least the minimum number of votes necessary to authorize such action. Thereafter, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that holders of our common stock will not be able to act by written consent without a meeting.

Stockholder Meetings

At any time when the Lead Sponsors beneficially own, in the aggregate, greater than 25% of our common stock then outstanding, special meetings of our stockholders may be called by any person or group that beneficially owns a majority of our outstanding shares of voting stock. Thereafter, our amended and restated certificate of incorporation and our amended and restated bylaws will provide that special meetings of our stockholders may be called only by the chairman of our board of directors or a majority of the directors. Consistent with this provision, our amended and restated certificate of incorporation and our amended and restated bylaws will specifically deny any power of any other person to call a special meeting.

Amendment of Amended and Restated Certificate of Incorporation

The affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will be required to amend our amended and restated certificate of incorporation, provided that at any time when the Lead Sponsors beneficially own, in the aggregate, less than 25% of our common stock then outstanding, the provisions of our amended and restated certificate of incorporation described under “—Election and Removal of Directors,” “—Stockholder Meetings” and “—Limits on Written Consents” may be amended only by the affirmative vote of holders of at least 66.6% of the voting power of our outstanding shares of voting stock, voting together as a single class. Pursuant to our amended and restated certificate of incorporation, a special meeting of stockholders may be called only (1) by or at the direction of the board of directors pursuant to a written resolution adopted by a majority of the total number of directors that the Company would have if there were no vacancies or (2) by or at the direction of the chairman of the board or the Chief Executive Officer.

Amendment of Amended and Restated Bylaws

Our amended and restated bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that:

•	at any time when the Lead Sponsors beneficially own, in the aggregate, less than 25% of our common stock then outstanding, any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the amended and restated bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of at least 66% of all directors in office at a meeting called for that purpose; or

•

at any time when the Lead Sponsors beneficially own, in the aggregate, less than 25% of our common stock then outstanding, the affirmative vote of holders of 66.6% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

At any time when the Lead Sponsors beneficially own, in the aggregate, less than 25% of our common stock then outstanding, our amended and restated bylaws will also impose some procedural requirements on stockholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our amended and restated bylaws; or

•	propose any other business to be brought before an annual or special meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before a meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with the following:

•	a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

•	the stockholder’s name and address;

•	any material interest of the stockholder in the proposal;

•	the number of shares beneficially owned by the stockholder and evidence of such ownership; and

•

the names and addresses of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with those persons, and the number of shares such persons beneficially own.

To be timely, a stockholder must generally deliver notice:

•

in connection with an annual meeting of stockholders, not less than 120 nor more than 180 days prior to the date on which the annual meeting of stockholders was held in the immediately preceding year, but in the event that the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date of the preceding annual meeting of stockholders, a stockholder notice will be timely if received by us not later than the close of business on the later of (1) the 120th day prior to the annual meeting and (2) the 10th day following the day on which we first publicly announce the date of the annual meeting; or

•

in connection with the election of a director at a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting, but in the event that less than 55 days’ notice or prior public disclosure of the date of the special meeting of the stockholders is given or made to the stockholders, a stockholder notice will be timely if received by us not later than the close of business on the 10th day following the day on which a notice of the date of the special meeting was mailed to the stockholders or the public disclosure of that date was made.

In order to submit a nomination for our board of directors, a stockholder must also submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum Selection

The Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Privia Health, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Privia Health to Privia Health or Privia Health’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Privia Health shall be deemed to have notice of and consented to the foregoing forum selection provisions. This forum selection provision will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Delaware Business Combination Statute

At any time when the Lead Sponsors beneficially own, in the aggregate, greater than 25% of our common stock then outstanding, we will elect to waive Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Thereafter, we will elect to be subject to Section 203.

Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•

following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Listing

We have applied to list the common stock on the Nasdaq Global Select Market under the symbol “PRVA.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “non-U.S. holder.” A “non-U.S. holder” is a beneficial owner of a share of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than a former citizen or resident of the United States subject to U.S. tax as an expatriate,

•	a foreign corporation or any foreign organization taxable as a corporation for U.S. federal income tax purposes, or

•	a foreign estate or trust.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns our common stock, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences applicable to them.

This discussion is based on the Code, and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, does not discuss alternative minimum tax and Medicare contribution tax consequences and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

To the extent that we pay dividends out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such dividends paid to a non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty, subject to the discussion of FATCA and backup withholding taxes below. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a non-U.S. holder generally will be required to provide a properly executed U.S. Internal Revenue Service (“IRS”) Form W-8BEN or IRS Form W-8BEN-E, as applicable, certifying its entitlement to benefits under the treaty. To the extent such distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital, which will first reduce your basis in our common stock, but not below zero, and then will be treated as a gain from the sale of our common stock, as described below under “Gain on Disposition of Our Common Stock.”

Dividends paid to a non-U.S. holder that are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States) will not be subject to U.S. federal withholding tax if the non-U.S. holder provides a properly executed IRS Form W-8ECI. Instead, the effectively connected dividend income will generally be subject to regular U.S. income tax as if the non-U.S. holder were a U.S. person as defined under the Code. A non-U.S. holder that is treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividend income may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).

Gain on Disposition of Our Common Stock

Subject to the discussions of backup withholding and FATCA withholding taxes below, a non-U.S. holder generally will not be subject to U.S. federal income tax on gain realized on a sale or other disposition of common stock unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable tax treaty, the gain is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States), in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above;

•

the non-U.S. holder is an individual present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, in which case the gain (net of certain US-source losses) generally will be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate); or

•

we are or have been a “United States real property holding corporation” (as described below), at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs or (ii) the non-U.S. holder has owned or is deemed to have owned, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, more than 5% of our common stock.

We will be a United States real property holding corporation at any time that the fair market value of our “United States real property interests,” as defined in the Code and applicable Treasury Regulations, equals or exceeds 50% of the aggregate fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming in the foreseeable future, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns are required to be filed with the IRS in connection with distributions on our common stock. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid additional information reporting and backup withholding. The certification procedures required to claim a reduced rate of withholding under a treaty will generally satisfy the certification requirements necessary to avoid backup withholding as well. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

FATCA Withholding Taxes

Payments to certain foreign entities of dividends on common stock of a U.S. issuer are subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed regulations issued by the Treasury Department on December 13, 2018, which state that taxpayers may rely on the proposed regulations until final regulations are issued, this withholding tax will not apply to the gross proceeds from any sale or disposition of our common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on dividends on our common stock.

Federal Estate Tax

Individual non-U.S. holders (as specifically defined for U.S. federal estate tax purposes) and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that the common stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have 105,892,635 shares of common stock outstanding assuming the exercise of the underwriters’ over-allotment option and no exercise of any options and warrants outstanding as of December 31, 2020 (including 4,181,818 shares for the Anthem Private Placement). Of these shares, the 22,425,000 shares (assuming the underwriters exercise their over-allotment option in full), sold in this offering will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act, and shares purchased by our executive officers and business associates in the directed share program described below and in “Underwriting (Conflicts of Interest).” The remaining 83,467,635 shares of common stock existing are “restricted shares” as defined in Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act. As a result of the contractual 180-day lock-up period described below and the provisions of Rules 144 and 701, these shares will be available for sale in the public market as follows:

Number of Shares	Date
22,425,000	On the date of this prospectus.

83,467,635	After 180 days from the date of this prospectus (subject, in some cases, to volume limitations).

In addition, at our request, the underwriters have reserved up to 5% of the shares of common stock offered for sale pursuant to this prospectus for sale to some of our directors, executive officers, employees, business associates and related persons in a directed shares program. The number of shares freely transferable upon completion of this offering will be reduced by the number of directed shares purchased by our executive officers and other parties subject to a lockup, and there will be a corresponding increase in the number of shares that become eligible for sale after 180 days from the date of this prospectus.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately—shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares; or

•	the average weekly trading volume of our common stock on the NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144 to the extent applicable.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements or other restrictions contained in Rule 701.

The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than “affiliates,” as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by “affiliates” under Rule 144 without compliance with its one-year minimum holding period requirement.

Registration Rights

Upon completion of this offering, the holders of 80,486,446 shares of common stock (or shares underlying options to purchase common stock) or their transferees, will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates.

Lock-up Agreements

All of our, directors, executive officers, the selling stockholder and the holders of approximately 95% of our common stock, have agreed subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives of the underwriters. See “Underwriting (Conflicts of Interest).”

UNDERWRITING (CONFLICTS OF INTEREST)

The company, the selling stockholder and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase from us and the selling shareholder the number of shares indicated in the following table. Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Credit Suisse Securities (USA) LLC
Piper Sandler & Co.
William Blair & Company, L.L.C.
Canaccord Genuity LLC
Truist Securities, Inc.
R. Seelaus & Co., LLC
Siebert Williams Shank & Co., LLC

Total	19,500,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,925,000 shares from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the company and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 2,925,000 additional shares.

Paid by the Company and the Selling Stockholder

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The company and its officers, directors, the selling stockholder and holders of substantially all of the company’s common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among the company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the company’s historical performance, estimates of the business potential and earnings prospects of the company, an assessment of the company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to quote our common stock on the Nasdaq Global Select Market under the symbol “PRVA.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

The company estimates that their share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3,800,000.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Conflicts of Interest

Goldman Sachs & Co. LLC indirectly holds through certain affiliated investment entities approximately 38.90% of the equity of Brighton Health Group Holdings, LLC, which is a significant holder of our capital stock as of immediately prior to this offering. Accordingly, Goldman Sachs & Co. LLC is deemed to have a conflict of interest within the meaning of Rule 5121. Therefore, this offering is being made in compliance with the requirements of Rule 5121. This rule requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act. J.P. Morgan Securities LLC will not receive any additional fees for serving as qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as qualified independent underwriter, including liabilities under the Securities Act. Pursuant to FINRA Rule 5121, Goldman Sachs & Co. LLC will not confirm sales of our common stock to any account over which it exercises discretionary authority without the prior written approval of the customer.

Directed Share Program

At our request, the underwriters have reserved for sale at the initial public offering price up to five percent of the shares of common stock offered by this prospectus, to certain individuals and entities through a directed share program, including some of our directors, executive officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced by the number of reserved shares of common stock sold to these persons. Any reserved shares of common stock not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered under this prospectus. We have agreed to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares of common stock. Goldman Sachs & Co. LLC will administer our directed share program.

Selling Restrictions

General

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of Shares shall require the company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

United Kingdom

Each Underwriter has represented and agreed that:

(a)

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the company; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue and sale of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market

Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

China

This prospectus will not be circulated or distributed in the People’s Republic of China (“PRC”) and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). The shares have not been listed on any of securities exchanges in the world including, without limitation, the Korea Exchange in Korea. Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services Licence who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)

a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

Section 96 (1) (b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered hereby will be passed upon for Privia Health Group, Inc. by Davis Polk & Wardwell LLP. Certain legal matters will be passed upon for the underwriters by Goodwin Procter LLP, New York, NY.

EXPERTS

The financial statements as of December 31, 2020 and December 31, 2019 and for each of the three years in the period ended December 31, 2020 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to the company and its common stock, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. The SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements we have filed electronically with the SEC.

As a result of the offering, we will be required to file periodic reports and other information with the SEC. We also maintain an internet site at www.priviahealth.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which it forms a part.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Privia Health Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Privia Health Group, Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, of stockholders’ equity, and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers as of January 1, 2019.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Baltimore, Maryland

March 16, 2021

We have served as the Company’s auditor since 2020.

Privia Health Group, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	As of December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$84,633	$46,889
Accounts receivable	99,118	77,339
Prepaid expenses and other current assets	6,333	5,371

Total current assets	190,084	129,599

Non-current assets:
Property and equipment, net	4,814	5,622
Related party receivables	—	4,030
Intangible assets, net	5,980	6,622
Goodwill	118,663	118,663
Deferred Tax Asset	4,953	—
Other non-current assets	4,475	5,669

Total non-current assets	138,885	140,606

Total assets	$328,969	$270,205

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$5,235	$525
Accrued expenses	31,185	27,939
Physician and practice liability	106,811	82,269
Current portion of notes payable to related parties	—	2,500
Current portion of note payable	875	875
Other current liabilities	2,832	1,112

Total current liabilities	146,938	115,220

Non-current liabilities:
Notes payable to related parties	—	6,200
Note payable, net of current portion	32,784	33,525
Deferred tax liabilities, net	—	2,881
Other non-current liabilities	5,595	4,923

Total non-current liabilities	38,379	47,529

Total liabilities	185,317	162,749

Commitments and contingencies (Note 12)

Stockholders’ equity:
Common stock, $0.01 par value, 150,000,000 shares authorized; 95,985,817 and 95,931,549 shares issued and outstanding at December 31, 2020 and 2019, respectively	960	959
Additional paid-in capital	165,666	160,375
Accumulated deficit	(19,878)	(51,122)

Total Privia Health Group, Inc. stockholders’ equity	146,748	110,212
Non-controlling interest	(3,096)	(2,756)

Total stockholders’ equity	143,652	107,456

Total liabilities and stockholders’ equity	$328,969	$270,205

The accompanying notes are an integral part of these consolidated financial statements.

Privia Health Group, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended December 31,
	2020	2019	2018
Revenue	$817,075	$786,360	$657,609

Operating expenses:
Physician and practice expense	629,487	622,632	527,923
Cost of platform	105,006	95,256	73,227
Sales and marketing	11,343	9,156	11,737
General and administrative	44,016	41,827	41,497
Depreciation and amortization	1,843	1,427	1,070

Total operating expenses	791,695	770,298	655,454

Operating income	25,380	16,062	2,155
Interest expense	1,917	6,910	6,420

Income (loss) before (benefit from) provision for income taxes	23,463	9,152	(4,265)
(Benefit from) provision for income taxes	(7,441)	1,207	(76)

Net income (loss)	30,904	7,945	(4,189)
Less: Net loss attributable to non-controlling interests	(340)	(299)	(1,145)

Net income (loss) attributable to Privia Health Group, Inc.	$31,244	$8,244	$(3,044)

Net income (loss) per share attributable to Privia Health Group, Inc. stockholders – basic and diluted	$0.33	$0.09	$(0.03)

Weighted average common shares outstanding – basic and diluted	95,950,062	95,931,549	95,880,506

The accompanying notes are an integral part of these consolidated financial statements.

Privia Health Group, Inc.

Consolidated Statements of Stockholders’ Equity

(in thousands except share amounts)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity attributable to Privia Health Group, Inc.	Non-controlling Interest	Total Stockholders’ Equity
Balance at January 1, 2018	95,878,470	$959	$138,357	$(56,322)	$82,994	$(1,312)	$81,682
Merger of related party	—	—	6,500	—	6,500	—	6,500
Stock option exercise	53,079	—	106	—	106	—	106
Share-based compensation expense	—	—	1,941	—	1,941	—	1,941
Net loss	—	—	—	(3,044)	(3,044)	(1,145)	(4,189)

Balance at December 31, 2018	95,931,549	959	146,904	(59,366)	88,497	(2,457)	86,040
Capital contribution	—	—	13,264	—	13,264	—	13,264
Share-based compensation expense	—	—	207	—	207	—	207
Net income	—	—	—	8,244	8,244	(299)	7,945

Balance at December 31, 2019	95,931,549	959	160,375	(51,122)	110,212	(2,756)	107,456
Capital contribution	—	—	4,700	—	4,700	—	4,700
Stock option exercise	54,268	1	107	—	108	—	108
Share-based compensation expense	—	—	484	—	484	—	484
Net income	—	—	—	31,244	31,244	(340)	30,904

Balance at December 31, 2020	95,985,817	$960	$165,666	$(19,878)	$146,748	$(3,096)	$143,652

The accompanying notes are an integral part of these consolidated financial statements.

Privia Health Group, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2020	2019	2018
Cash flows from operating activities
Net income (loss)	$30,904	$7,945	$(4,189)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	1,188	784	429
Amortization of intangible assets	642	643	643
Amortization of debt issuance costs	134	332	147
Share-based compensation	484	207	1,941
Deferred tax (benefit) expense	(7,834)	716	(258)
Changes in assets and liabilities:
Accounts receivable	(21,779)	(6,178)	320
Prepaid expenses and other current assets	(962)	(151)	3,337
Other non-current assets	1,194	(2,426)	258
Accounts payable	4,710	(4,141)	(983)
Accrued expenses	3,246	9,499	5,723
Physician and practice liability	24,542	15,571	(2,178)
Other current liabilities	1,720	(3,276)	2,004
Due to related parties	30	(3)	(1,931)
Other long-term liabilities	672	4,836	(14)

Net cash provided by operating activities	38,891	24,358	5,249

Cash flows from investing activities
Cash acquired in merger	—	—	55
Purchases of property and equipment	(380)	(5,709)	(220)

Net cash used in investing activities	(380)	(5,709)	(165)

Cash flows from financing activities
Proceeds from exercise of stock options	108	—	106
Repayment of note payable to related party	—	(15,250)	—
Proceeds from note payable to related party	—	—	15,250
Repayment of note payable	(875)	(30,000)	—
Proceeds from note payable	—	35,000	—
Payment of debt issuance costs	—	(618)	—
Proceeds from revolving loan	10,000	—	—
Repayment of revolving loan	(10,000)	—	—

Net cash (used in) provided by financing activities	(767)	(10,868)	15,356

Net increase in cash and cash equivalents	37,744	7,781	20,440
Cash and cash equivalents at beginning of period	46,889	39,108	18,668

Cash and cash equivalents at end of period	$84,633	$46,889	$39,108

Supplemental disclosure of cash flow information
Interest paid	$1,928	$9,200	$3,722

Income taxes paid	$381	$316	$27

Supplemental disclosure of noncash activities
Conversion of note payable to related parties to capital contribution	$4,700	$13,264	$—

The accompanying notes are an integral part of these consolidated financial statements.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization

Privia Health Group, Inc. (“we”, “our” the “Company”), a wholly owned subsidiary of Brighton Health Group Holdings, LLC (“BHG Holdings”) (formerly MC Acquisition Holdings I, LLC, HoldCo), became the sole shareholder of PH Group Holdings Corp. (“PH Holdings”) (formerly Brighton Health Services Holding Corporation) effective August 11, 2016.

PH Holdings was incorporated on January 17, 2014 as a holding company for Privia Health, LLC (“Privia”). On August 29, 2014, PH Holdings, acquired 100% of the outstanding common units and voting interest of Privia (the “Privia Acquisition”). We are a technology-driven, national physician-enablement company designed to transform the healthcare delivery experience for physicians and patients, while increasing value to payers. We enter markets, organize providers, drive operational and clinical improvements, and transition the market to value-based care (“VBC”).

On September 25, 2015, the Company acquired 75.5% of Complete MD Solutions LLC. Complete MD Solutions LLC provides administrative services to physician groups.

Privia Management Services Organization (“PMSO”) is a majority owned subsidiary of the Company started with a large health system in Florida during 2019 to jointly bring independent physicians together into a physician practice management and population health group. The Company owns 51% and consolidates PMSO within the consolidated financial statements

The Company uses the same operational and financial model in each market. As of December 31, 2020, Privia operates in six markets: 1) the Mid-Atlantic Region (states of Virginia, Maryland and the District of Columbia); 2) the state of Georgia; 3) the Gulf Coast Region (Houston, Texas); 4) North Texas (Dallas/Fort Worth, Texas); 5) Central Florida and 6) the state of Tennessee.

Medical groups are formed in each market with the primary purpose to operate as a physician group practice with healthcare services being furnished through physician members (“Privia Physicians”) and non-physician clinicians (together, “Privia Providers”) supervised by Privia Physicians. Privia Physicians typically enter into a Physician Member Services Agreement (“PMSA”) with a medical group, which requires the Privia Physician to provide healthcare services through and on behalf of the medical group. In conjunction with the PMSA, the medical group enters a Support Services Agreement (“SSA”) with the Privia Physician’s historic practice entity (“Affiliated Practice”) whereby the Affiliated Practice provides certain subcontracted services to the medical group to allow the medical group to operate at the practice location. The Company does not own any Affiliated Practice, nor does the Company have risk of loss related to the Affiliated Practices, rather they are typically owned by certain Privia Physicians. The Company’s ownership varies by state, creating two types of medical groups: Owned Medical Groups and Non-Owned Medical Groups. The Company majority owns Owned Medical Groups in those markets where medical group ownership is allowed with Privia Physicians owning, in the aggregate, the minority interest in the medical group. In other markets where state regulations do not allow the Company to own the medical group, such Non-Owned Medical Groups are 100% owned by the Privia Physicians. Owned Medical Groups are consolidated into the Company, while Non-Owned Medical Groups are not. For Non-Owned Medical Groups, please refer to the discussion of “Variable Interest Entities” for further discussion.

The Company also forms local management companies to provide administrative and management services (“MSOs”) to the medical groups through a Management Services Agreement (“MSA”) in each market. The Company owns 100% of all MSOs, except two where the Company is the at least the majority owner.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Within each market, Privia has three different sources of revenue: 1) Fee-for-service (“FFS”) revenue consisting of: a) FFS-patient care revenue which is primarily earned through Owned Medical Groups and b) FFS-administrative services revenue which is primarily earned by owned MSOs from Non-Owned Medical Groups through the MSAs; 2) VBC revenue consisting of: a) care management fees (“PMPM”) and b) shared savings both of which are primarily earned through Company-owned Accountable Care Organizations (“ACOs”) in each market; and 3) Other revenue which is earned from services provided to patients of both Owned and Non-Owned Medical Groups and CARES Act funds received.

Basis of Presentation

The consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its subsidiaries. Amounts shown on the consolidated statements of operations within the operating expense categories of physician and practice expense, cost of platform, selling and marketing, and general and administrative are recorded exclusive of depreciation and amortization.

All significant intercompany transactions are eliminated in consolidation.

Variable Interest Entities

Management evaluates the Company’s ownership, contractual, and other interests in entities to determine if it has any variable interest in a variable interest entity (“VIE”). These evaluations are complex, involve judgment, and the use of estimates and assumptions based on available historical information, among other factors. If the Company determines that an entity in which it holds a contractual, or ownership, interest is a VIE and that the Company is the primary beneficiary, the Company consolidates such entity in its consolidated financial statements. The primary beneficiary of a VIE is the party that meets both of the following criteria: (i) has the power to make decisions that most significantly affect the economic performance of the VIE; and (ii) has the obligation to absorb losses or the right to receive benefits that in either case could potentially be significant to the VIE. Management performs ongoing reassessments of whether changes in the facts and circumstances regarding the Company’s involvement with a VIE will cause the consolidation conclusion to change. Changes in consolidation status are applied prospectively.

The Company evaluated its relationship with the Non-Owned Medical Groups and their Affiliated Practices as well as its relationship with Affiliated Practices associated with Owned Medical Groups to determine if any of these entities should be subject to consolidation. The Company does not have ownership interest in any Affiliated Practices; nor does the Company have an ownership in Non-Owned Medical Groups. The PMSA and SSA entered by Non-Owned Medical Groups with their Privia Physician members and the Affiliated Practices are not contractual relationships within Privia’s legal structure. The only contractual relationship between Privia and Non-Owned Medical Groups is established through the MSA. Management has determined, based on the provisions of the MSAs between the Company and Non-Owned Medical Groups, and after considering the requirements of Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), the Company is not required to consolidate the financial position or results of operations of the Affiliated Practices associated with Owned Medical Groups; nor is it required to consolidate the financial position or results of operations of Non-Owned Medical Groups (and, therefore, the Company is not required to consolidate the Affiliated Practices of the Non-Owned Medical Groups).

ASC 810 requires the Company to consolidate the financial position, results of operations and cash flows of a Non-Owned Medical Group affiliated by means of a service agreement if the Non-Owned Medical Group is a VIE and the Company is its primary beneficiary. An Affiliated Practice would be considered a VIE if (a) it is

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

thinly capitalized (i.e., the equity is not sufficient to fund the Non-Owned Medical Group’s activities without additional subordinated financial support) or (b) the equity holders of the Non-Owned Medical Group as a group have one of the following four characteristics: (i) lack the power to direct the activities that most significantly affect the Non-Owned Medical Group’s economic performance, (ii) possess non-substantive voting rights, (iii) lack the obligation to absorb the Non-Owned Medical Group’s expected losses, or (iv) lack the right to receive the Non-Owned Medical Group’s expected residual returns.

The characteristics of both (a) and (b) do not exist and as such the Non-Owned Medical Group’s do not represent VIEs. Accordingly, the Company has not consolidated the financial position, results of operations or cash flows of the Non-Owned Medical Group’s that are affiliated with the Company by means of a service agreement for the years ended December 31, 2020, 2019 and 2018. Each time that it enters into a new service agreement or enters into a material amendment to an existing service agreement, the Company considers whether the terms of that agreement or amendment would change the elements it considers in accordance with the VIE guidance. The same analysis was performed for the Affiliated Practices of Owned Medical Groups, which have contractual relationships with Privia through the SSA, and the Company determined they do not represent VIEs as they do not meet the criteria in ASC 810 for similar reasons outlined above.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure. On an on-going basis we evaluate significant estimates and assumptions, including, but not limited to, revenue recognition, share-based compensation, estimated useful lives of assets, intangible assets subject to amortization, and the computation of income taxes. Future events and their effects cannot be predicted with certainty; accordingly, the Company’s accounting estimates require the exercise of judgment. The accounting estimates used in the preparation of the financial statements will change as new events occur, as more experience is acquired, as additional information is obtained, and as the Company’s operating environment changes. Management evaluates and updates assumptions and estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Operating Segments

The Company determined in accordance with ASC 280, Segment Reporting (“ASC 280”) that the Company operates in and reports as a single operating segment, and therefore one reporting segment – Privia Health Group, Inc. Refer to Note 15 “Segment Financial Information” for additional information concerning the Company’s services.

Deferred Offering Costs

The Company capitalizes within other assets certain legal, accounting and other third-party fees that are directly related to the Company’s in-process equity financings, including the planned initial public offering, until such financings are consummated. After consummation of the equity financing, these costs are recorded as a reduction of the proceeds received as a result of the offering. Should a planned equity financing be abandoned, terminated or significantly delayed, the deferred offering costs are immediately written off to operating expenses. As of December 31, 2020, deferred offering costs capitalized was $1.1 million. There were no deferred offering costs capitalized as of December 31, 2019.

Coronavirus Aid, Relief and Economic Stimulus Act (“CARES Act”)

The current COVID-19 pandemic had an impact on our results of operations, cash flow and financial position for the period ended and as of December 31, 2020, as we experienced lower volumes than anticipated and shifts in

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

the mix of services provided after the onset of the pandemic in the United States. We are closely monitoring the impact of the pandemic on all aspects of our business including impacts to employees, customers, patients, suppliers and vendors.

The length and severity of the pandemic, coupled with related governmental actions including relief acts and actions relating to our workforce at federal, state and local levels, and underlying economic disruption will determine the ultimate short-term and long-term impact to our business operations and financial results. To date, we have seen shifts in demand and mix of services, changes in referral patterns, and an increase in usage and reliance on our technology infrastructure, among other changes. We are unable to predict the myriad of possible issues that could arise or the ultimate effect to our businesses as a result of the unknown short, medium and long-term impacts that the pandemic will have on the United States economy and society as a whole.

On March 27, 2020, the CARES Act was passed. It is intended to provide economic relief to individuals and businesses affected by the coronavirus pandemic. It also contains provisions related to healthcare providers’ operations and the issues caused by the coronavirus pandemic. The following are significant economic impacts for Privia and its subsidiaries as a result of specific provisions of the CARES Act:

•

A portion of the CARES Act provides $100 billion (increased to $178 billion pursuant to subsequent legislation) from the Public Health and Social Services Emergency Fund (“Relief Fund”) to certain eligible healthcare providers on the front lines of the coronavirus response.

•

The Company received $9.1 million in April 2020, $4.1 million in June 2020 and $0.1 million in December 2020 related to these grants for a total of $13.3 million in grant funds received. Upon accepting the grant, the Company agreed to various terms and conditions, including that the money will be used “only for health care related expenses or lost revenues that are attributable to coronavirus” and that the Company will comply with HHS reporting requirements. The guidance to date is general and broad but does provide some examples of health care related expenses and lost revenue, such as equipment and supplies, workforce training, reporting COVID-19 test results, securing separate facilities for COVID-19 patients and acquiring additional resources to expand or preserve care delivery.

•	The Company believes it is in compliance with the various terms and conditions outlined by HHS, and intends to maintain compliance with these specific conditions.

•

The Company elected to defer its portion of Social Security taxes in 2020, which may be repaid over two years as follows: 50% by the end of 2021 and 50% by the end of 2022. Approximately $1.8 million is accrued, in accrued expenses on the balance sheet, as of December 31, 2020 related to this deferral as the Company currently intends to repay by the end of 2021.

On December 27, 2020, a second COVID-19 relief bill, The Consolidated Appropriations Act, 2021, was signed into law. Pursuant to this bill, HHS clarified how an entity should calculate lost revenues for purposes of the Provider Relief Funds under the CARES Act. Entities may choose to apply Provider Relief Fund payments toward lost revenue (i) using the difference between 2019 and 2020 actual patient care revenue; (ii) using the difference between 2020 budgeted and 2020 actual patient care revenue; or (iii) using any reasonable method of estimating revenue. Entities selecting the latter option face an increased likelihood of an audit.

There is no U.S. GAAP that covers accounting for such government “grants” to for-profit entities. As a result, the Company analogized to International Accounting Standard 20 – Accounting for Government Grants and Disclosures (“IAS 20”). Under IAS 20, once it is reasonably assured that the entity will comply with the conditions of the grant, the grant money should be recognized on a systematic basis over the periods in which the entity recognizes the related expenses or losses.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

All CARES Act funds received have been fully recognized as other revenue through December 31, 2020. Other revenue is a component of total revenue on the statement of operations. However, the rules concerning utilization of the funds continue to evolve and we will continue to comply with those applicable to us, subsequent to year end.

Cash and Cash Equivalents

The Company considers all unrestricted, liquid financial instruments purchased with original maturity dates of three months or less to be cash equivalents. Cash equivalents are stated at cost which approximates fair value.

Accounts Receivable

Substantially all of the Company’s accounts receivable relate to providing health care services to patients whose costs are primarily paid by federal and state governmental authorities or commercial insurance companies. The Company reports accounts receivable at an amount equal to the consideration the Company expects to receive in exchange for providing healthcare services to its patients, which is estimated using historical reimbursement rates, and an analysis of past experience to estimate potential adjustments.

Management writes-off receivables when they are deemed uncollectible because of circumstances that affect the ability of payers and self-pay patients to make payments as they occur. While write-offs of customer accounts have historically been within our expectations and the provisions established, management cannot guarantee that the future write-off experience will be consistent with historical experience, which could result in material differences when compared to the allowance for doubtful accounts and related provisions.

Unearned Revenue

The Company records unearned revenue, which is a contract liability, when it has an obligation to provide services and payment is received in advance of performance of those services.

Property and Equipment, Net

Property and equipment consist of furniture and fixtures, leasehold improvements, and computer hardware and software and are stated at cost, less accumulated depreciation and amortization. Depreciation is recognized on a straight-line method over the assets’ estimated useful lives, which for leasehold improvements are the lesser of the lease terms or the life of the asset, and three to seven years for other property and equipment. Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Property and equipment consisting of leasehold improvements, furniture, computers and office equipment, purchased in connection with the Privia Acquisition was recorded at fair value at the acquisition date.

Internal-Use Software

The Company capitalizes costs related to internal-use software during the application development stage including consulting costs and compensation expenses related to employees who devote time to development projects. Costs incurred in the preliminary stages of development activities and post implementation activities are expensed in the period incurred and included in cost of platform expense in the consolidated statements of operations. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. The Company records capitalized software development costs in property and equipment, net. Capitalized internal-use software costs are amortized on a straight-line basis over the software’s estimated useful life.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Impairment of Long-Lived Assets

Long-lived assets consist of property and equipment. Long-lived assets to be held and used are tested for recoverability whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. If an impairment review is performed to evaluate a long-lived asset group for recoverability, the Company compares forecasts of undiscounted cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss can be recognized in loss from operations when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. The impairment loss is based on the excess of the carrying value of the impaired asset group over its fair value, determined based on discounted cash flows. The Company did not record any impairment losses on long-lived assets during the years ended December 31, 2020 or 2019.

Goodwill

Goodwill represents the excess of the aggregate purchase price over the estimated fair value of net assets acquired in accordance with ASC Topic 805, Business Combinations (“ASC 805”). In accordance with ASC Topic 350, Intangibles – Goodwill and Other (“ASC 350”), goodwill is recognized as an asset and is tested for impairment annually and between annual tests whenever events or changes in circumstances indicate that impairment may have occurred. Goodwill impairment is assessed based on a comparison of the estimated fair value of each reporting unit to the underlying carrying value of the reporting unit’s net assets, including goodwill. An impairment charge is recognized for the amount that the carrying value exceeds the reporting unit’s fair value. For purposes of the goodwill impairment evaluation, the Company as a whole is considered the reporting unit. The estimated fair value is generally determined using a combination of discounted cash flow analysis and earnings multiplied by a price/earnings ratio for comparable companies. Potential impairment is indicated when the carrying value of a reporting unit, including goodwill, exceeds its estimated fair value.

For the years ended December 31, 2020 and 2019, there was no impairment loss related to goodwill. For additional details, refer to Note 4 “Goodwill and Intangible Assets, Net.”

Intangible Assets, net

Definite-lived intangible assets represent the estimated fair value of intangible assets acquired in connection with the Privia Acquisition and the Complete Acquisition. Amortization is calculated using the straight-line method over the estimated useful lives of the intangible assets which are as follows:

Trade names	20 years

Consumer customer relationships	10 years

FFS customer relationships	24 years

Complete MD Management Service Agreement	16 years

The Company reviews the carrying value of its finite-lived intangible assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. If these future undiscounted cash flows are less than the carrying value of the asset, then the carrying amount of the asset is written down to its fair value, based on the related estimated discounted future cash flows. The factors considered by management in performing this assessment include current operating results; trends and prospects; the manner in which the intangible assets are used; and the effects of obsolescence, demand, competition and other economic factors. Based on this

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

assessment, no impairment was recorded for the years ended December 31, 2020 or 2019. Note 4 “Goodwill and Intangible Assets, Net.”

Debt Issuance Costs

Debt issuance costs represent costs incurred to issue the Company’s note payable and are recorded as a direct reduction to the Company’s note payable. These costs are amortized over the term of the applicable indebtedness using the effective interest method. Amortization is included in interest expense in the accompanying consolidated statements of operations and comprehensive income (loss).

Revenue Recognition

Revenue for the year ended December 31, 2018 is presented under ASC Topic 605 (“ASC 605”), Revenue Recognition. Under ASC 605, we recognized revenue when all of the following criteria were met: Persuasive evidence of an arrangement exists; the sales price is fixed or determinable; collection is reasonably assured; and services have been rendered.

Beginning January 1, 2019, we adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective approach. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, we perform the following five steps:

i.	Identify the contract(s) with a customer;

ii.	Identify the performance obligations in the contract;

iii.	Determine the transaction price;

iv.	Allocate the transaction price to the performance obligations in the contract; and

v.	Recognize revenue as the entity satisfies a performance obligation.

The cumulative effect of initially adopting ASC 606 was limited to reclassification of bad debt expense, from a general and administrative expense in 2018 to a contra revenue account in 2019 in the amount of $1.5 million for 2019. Bad debt expense had historically been reported within general and administrative expenses, separately from patient service revenue. Under ASC 606, the Company estimates implicit price concessions related to self-pay balances as part of estimating the original transaction price and reports such estimates as reduction of transaction price. The key judgments applicable to revenue recognition under ASC 605 and ASC 606 are similar and are described below.

FFS revenue

FFS-patient care

The Company’s FFS-patient care revenue is primarily generated from providing healthcare services to patients. Providing medical services to patients represents our performance obligation under these third party payer agreements, and accordingly, the transaction price is allocated entirely to that one performance obligation. We recognize revenue as services are rendered and approved by the Privia Providers, which is typically a single day for each service. We receive payment for services from third party payers, as well as from patients who have health insurance, but are also financially responsible for some or all of the service in the form of co-pays, coinsurance or deductibles. Patients who do not have health insurance are required to pay for their services in full.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

FFS-patient care revenue is reported net of provisions for contractual allowances from third-party payers and patients. We have certain agreements with third-party payers that provide for reimbursement at amounts different from our standard billing rates. The differences between the estimated reimbursement rates and the standard billing rates are accounted for as contractual adjustments, which are deducted from gross revenue to arrive at FFS-patient care revenue. We determine our estimate of implicit price concessions based on our historical collection experience with classes of patients using a portfolio approach as a practical expedient to account for patient contracts as collective groups rather than individually. The financial statement effects of using this practical expedient are not materially different from an individual contract approach. Subsequent changes to the estimate of the transaction price (determined on a portfolio basis when applicable) are generally recorded as adjustments to revenue in the period of the change. For the years ended December 31, 2020 and 2019, changes in the Company’s estimates of implicit price concessions, contractual adjustments, and expected payments for performance obligations satisfied in prior periods were not significant.

With respect to our treatment of revenue from Owned Medical Groups, it is necessary to assess whether we are the principal or the agent with respect to FFS-patient care revenue in light of the fact that healthcare services are furnished by Privia Providers rather than employees of the Owned Medical Groups. ASC 606-10-55-37A indicates that an entity is a principal if it obtains control of a right to a service to be performed by another party, which gives the entity the ability to direct that party to perform the services to the customer on the entity’s behalf. The Owned Medical Groups, which are each majority-owned and controlled by us, own the contractual relationships with the patients and the third party payers and they direct Privia Providers to perform healthcare services on the Company’s behalf. Although we are prohibited by law from interfering in the physician-patient relationship or making clinical care decisions, our Owned Medical Groups are responsible for the fulfillment of healthcare services to patients. Further, we employ Chief Medical Officers and Medical Directors who provide clinical oversight and direction over the clinical affairs of the Owned Medical Groups. In addition, the Owned Medical Group provides the care coordination activities, patient outreach and education activities, and sets quality standards for our Privia Providers. We also verify that Privia Providers have the proper qualifications (e.g., correct licenses, certificates, etc.) for our Owned Medical Groups, for ourselves and as a delegate on behalf of certain third-party payers. In addition to oversight of health care services, the Owned Medical Group is also the party primarily responsible for providing the services to patients and maintains discretion in establishing pricing for all services through agreements with patients and their insurance payers. The Owned Medical Groups negotiate and enter into provider agreements with third-party payer insurance companies, which outline the obligations of the Owned Medical Group and the third-party payers in connection with providing patient care services to covered patients. This includes setting the reimbursement rate for all services provided by the Owned Medical Groups.

In assessing who is the principal in providing the patient care services, the Company considered who controls the provision of patient care services. As a result of our oversight of Owned Medical Groups (including setting the expectations for the Owned Medical Group’s patients and the commercial payers’ expectations of the Owned Medical Groups) and the contractual relationships with patients and their third-party payers, we are the principal in these relationships.

FFS-administrative services

The Company’s FFS-administrative services business provides administration and management services pursuant to Management Services Agreements (“MSAs”) with Non-Owned Medical Groups.

The Company’s MSAs with the Non-Owned Medical Groups range from 5 – 20 years in duration and outline the terms and conditions of the administration and management services to be provided, which includes revenue cycle management services such as billings and collections, as well as other services, including, but not limited to, payer contracting, information technology services and accounting and treasury services.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

In certain MSAs, the Company is paid administrative fees equal to the cost of supplying certain services as outlined in the MSAs, and if applicable, a margin is added to the cost of certain services. The margin, if applicable, is fixed based on the MSAs; however, the cost of supplying certain services can fluctuate during the life of the MSAs.

In certain MSAs, the Company is paid a percentage of net collections. The percentage is fixed per the MSAs; however, the net collections can fluctuate during the life of the contract.

Under each MSA, there is a single performance obligation to provide a series of administration and management services required for the contract period. The Company believes that each Non-Owned Medical Group receives the management and administrative services each day and has concluded that an output method is appropriate for recognizing administrative services fee revenue.

Administrative fees are reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for the provision of administration and management services to the Non-Owned Medical Groups. In addition, certain of our MSAs include rebates to the customers in the event that certain conditions occur. The Company estimates the transaction price using the most likely amount methodology and amounts are included in the net transaction price to the extent that it is probable that a significant reversal will not occur once any uncertainty associated with the variable consideration is subsequently resolved. The Company reduces the amount of FFS – administrative services revenue by the amount of any rebates earned by its customers. No rebates have been earned for years ended December 31, 2020, 2019 and 2018.

VBC revenue

The Company’s VBC business consists of its clinically integrated network and ACOs which bring together independent physician practices within our medical groups to focus on sharing data, improving care coordination, and collaborating on initiatives to improve outcomes and lower healthcare spending. The Company has contracts with the U.S. federal government and large payer organizations that are multi-year in nature typically ranging from three to five years and is paid as follows: (1) Care management fees on a per member per month basis and (2) on a shared savings basis.

Care management

Under the PMPM basis, the Company is paid a PMPM rate for each covered individual who is attributed by the payer to the Company (“attributed members”). The Company records revenue in the month for which the PMPM rate applies and the member was attributed. The PMPM rate is based on a predetermined monthly contractual rate for each attributed member regardless of the volume of care coordination services provided under the contracts with the payers. The PMPM rate varies based on payer and product.

Revenue is reported at the amount that reflects the consideration to which the Company expects to be entitled in exchange for the provision of care coordination services to its population of attributed members. The Company’s contracts with payers have a single performance obligation that consists of a series of services for the provision of care coordination services for the population of attributed members for the duration of the contract. The transaction price for the contracts is entirely variable, as it is primarily based on a PMPM rate on monthly attributed membership, which can fluctuate during the life of the contract.

The majority of the Company’s net PMPM transaction price relates specifically to its efforts to transfer the service for a distinct increment of the series and is recognized as revenue in the month in which attributed members are entitled to care coordination services.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Shared Savings

Under the shared savings basis, the Company is offered financial incentives to increase their accountability for the cost, quality and efficiency of the care provided to the population of attributed members. The Company is paid the financial incentives when, for a given twelve-month measurement period, their performance on quality of care and utilization meets or exceeds the standards set by the payers as outlined in the contracts and when savings are achieved for medical costs associated with the population of attributed members. The payers analyze the activities during the measurement period using the agreed upon benchmarks, metrics and performance criteria to determine the appropriate payments to the Company.

The Company estimates the transaction price by analyzing the activities during the relevant time period in contemplation of the agreed upon benchmarks, metrics, performance criteria, and attribution criteria based on those and any other contractually defined factors. Revenue is not recorded until the price can be estimated by the Company and to the extent that it is probable that a significant reversal will not occur once any uncertainty associated with the variable consideration is subsequently resolved. Revenue is recorded during the period when the services were provided during a pre-set twelve-month annual measurement period.

Other Revenue

The remainder of our revenue is derived from leveraging our existing base of providers and patients to deliver value-oriented services such as concierge services, virtual visits, virtual scribes and coding, clinical trials, behavioral health management, and partnerships with self-insured employers to offer direct primary care to their employees. CARES Act funds received have been recorded within other revenue on the statement of operation through December 31, 2020.

Fair Value of Financial Instruments

The Company’s financial instruments consist primarily of cash and cash equivalents, accounts receivable, other receivables, accounts payable, notes payable to related parties and note payable. The Company considers the carrying values of cash and cash equivalents, accounts receivable, other receivables, accounts payable, notes payable to related parties and note payable to be indicative of their respective fair values. The carrying amount for notes payable is deemed to approximate fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three level hierarchy for fair value measurements exists based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s financial instruments are considered Level 1 assets and liabilities, with the exception of note payable which is considered Level 2.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Non-Controlling Interest

The non-controlling interest represents the equity interest of the non-controlling equity holders and results of operations of Complete MD Solutions LLC, PMSO and our Owned Medical Groups. The consolidated financial statements include all assets, liabilities, revenues, and expenses of less-than-100%-owned affiliates where the Company has a controlling financial interest. The Company has separately reflected net income attributable to the non-controlling interests in net income in the consolidated statements of operations.

Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires that income tax accounts be computed using the asset and liability method. Deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Should the Company determine that it is more likely than not that some portion or all of its deferred tax assets will not be realized, a valuation allowance to the deferred tax assets would be established in the period such determination was made. State corporate taxes were calculated based on a blended rate calculated based on the Company’s allocation and apportionment to the states. Calculation under the blended rate does not result in a material difference.

ASC 740 requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. If the tax position meets the more likely than not recognition threshold, the tax effect is recognized at the largest amount of the benefit that has greater than a fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance for classification, interest and penalties, accounting in interim periods, disclosure, and transition. ASC 740 requires that a liability created for unrecognized tax benefits be presented as a separate liability and not combined with deferred tax liabilities or assets.

At December 31, 2020, and 2019, the Company believes it has appropriately accounted for any unrecognized tax benefits. To the extent the Company prevails in matters for which a liability for an unrecognized tax benefit is established or is required to pay amounts in excess of the liability, the Company’s effective tax rate in a given financial statement period may be affected. The Company does not have any accrued interest or penalties associated with any unrecognized tax benefits, nor was any interest expense recognized during the year. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction and in various state jurisdictions. As of December 31, 2020, the periods subject to examination by the Company’s major jurisdictions (Federal and various states) are generally for the years December 31, 2017 through December 31, 2019.

Physician and Practice Liability

The Company has certain amounts payable to its physicians and their related physician practices that represent physician salaries and other required distributions pursuant to the service agreements which have not yet been paid.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Leases

Under ASC Topic 840, Leases, the Company has non-cancelable operating lease arrangements for corporate offices. The company recognizes rent expense on a straight-line basis over the lease term. The difference between cash rent payments and the recognition of straight-line rent expense is recorded as deferred rent and amortized over the lease term. The Company records deferred rent under other current liabilities and non-current liabilities on the consolidated balance sheets. As of December 31, 2020 and 2019, total deferred rent was $5.3 million and $4.9 million, respectively.

Physician and Practice Expense

Physician payments are set payments made to physicians associated with Owned Medical Groups. These payments are set and adjusted as necessary, pursuant to Owned Medical Groups’ Board of Directors’ approved guidelines with variances specifically approved by the Owned Medical Groups’ Board of Directors. Practice related payments are used to cover an Affiliated Practice’s staff salary and benefits, medical supplies, rent and other occupancy costs, insurance and office supplies. Affiliated Practices are not owned by the Company and the Company bears no responsibility for any losses incurred by Affiliated Practices. Affiliated Practices are paid a variable amount based on collections and the services provided.

Cost of Platform

Cost of platform represents the direct costs the Company incurs to provide services to our Privia Physicians and their practices. It includes third-party electronic medical records and practice management software expenses, employee-related expenses, including salaries and employee benefits costs, as well as consulting expenses, travel-related expenses and technology related expenses for the team. Third-party electronic medical records and practice management software expenses are paid on a percentage of revenue basis, while employee-related expenses are variable based on the number of employees used to service our implemented physicians.

Sales and Marketing

Sales and marketing expenses consist of employee-related expenses, including salaries, commissions, and employee benefits costs, for all of the Company’s employees, engaged in marketing, sales, community outreach, and sales support. These employee-related expenses capture all costs for both our field-based and corporate sales and marketing teams. Sales and marketing expenses also include central and community-based advertising to generate greater awareness, engagement, and retention among our current and prospective patients as well as the infrastructure required to support all of our marketing efforts.

General and Administrative

Corporate, general and administrative expenses include employee-related expenses, including salaries and related costs and share-based compensation, technology infrastructure, operations, clinical and quality support, finance, legal, human resources, and development departments. In addition, general and administrative expenses include all corporate technology and occupancy costs.

Advertising Costs

Advertising costs for the Company are expensed as incurred. Advertising expense was approximately $0.8 million, $1.0 million and $0.9 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Share-Based Compensation

The Company accounts for share-based compensation in accordance with the expense recognition provisions of ASC 718, Compensation–Stock Compensation (“ASC 718”), which requires the issuer to recognize compensation expense for all share-based payments made to employees based on the fair value of the share-based payment at the date of grant. The estimated fair value of share-based payments granted to the Company’s employees is determined using the Monte-Carlo option pricing model, which requires inputs based on certain subjective assumptions, including expected term of the option, expected stock price volatility, the risk free interest rate for a period that approximates the expected term of the option and the Company’s expected dividend yield (See Note 9 “Share-Based Compensation”). The share-based payments granted to employees of the Company do not have quoted market prices, and changes in subjective input assumptions can materially affect the fair value estimate. The Company records share-based compensation forfeitures as a reversal of previously recognized compensation expense.

Net Income (Loss) per Share Attributable to Common Stockholders

Basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.

The treasury stock method is used to consider the effect of the potentially dilutive stock options. Diluted net income (loss) attributable to common stockholders is computed by adjusting income (loss) attributable to common stockholders to allocate undistributed earnings based on the potential impact of dilutive securities, including outstanding stock options. Diluted net (loss) income per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including common stock equivalents. In periods when the Company has incurred a net loss, options to purchase common stock are considered common stock equivalents but have been excluded from the calculation of diluted net loss per share attributable to common stockholders as their effect is antidilutive.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU No. 2014-09 creates a five-step model that requires companies to exercise judgment when considering all relevant facts and circumstances in the determination of when and how revenue is recognized and requires entities to recognize revenues when control of the promised goods or services is transferred to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance in ASU 2014-09 supersedes the FASB’s previous revenue recognition requirements and most industry-specific guidance. The provisions of ASU 2014-09 became effective for the Company for annual reporting periods beginning after December 15, 2018. On January 1, 2019 the Company adopted ASC 606 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019. The adoption of ASU 2014-09 did not have a material impact on the Company’s consolidated financial statements other than $1.5 million being reclassified as a contra revenue, instead of bad debt expense in general and administrative expenses. For the year ended December 31, 2018, bad debt expense of $0.2 million continues to be reported within general and administrative expenses. For additional details refer to Note 1 “Organization and Summary of Significant Accounting Policies” and Note 3 “Revenue.”

Recently Issued Accounting Pronouncements Pending Adoption

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Upon the effective date, ASU 2016-02 will supersede the current lease guidance in Topic 840, Leases. Under the new guidance, lessees will be required

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

to recognize for all leases, with the exception of short-term leases, a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis. Concurrently, lessees will be required to recognize a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The provisions of ASU 2016-02 are effective for the Company for annual reporting periods beginning after December 15, 2021, with early adoption permitted. The guidance must be applied using a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative periods presented in the consolidated financial statements. The Company will adopt this standard on January 1, 2021 and the impact is expected to result in the recognition of operating right-of-use assets of approximately $6.0 million and operating lease liabilities of approximately $11.3 million.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL). The new credit losses standard changes the impairment model for most financial assets and certain other instruments. For trade and other receivables, contract assets recognized as a result of applying ASU 2014-09, loans and certain other instruments, entities will be required to use a new forward looking “expected loss” model that generally will result in earlier recognition of credit losses than under today’s incurred loss model. CECL is effective for the Company for annual reporting periods beginning after December 15, 2020. The Company is currently evaluating the impact of CECL on its consolidated financial statements but does not expect the adoption of this guidance to have a material effect on the Company’s consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12). ASU 2019-12 eliminates certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for the Company for annual reporting periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact of ASU 2019-12 on its consolidated financial statements.

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The ASU provides temporary relief from some of the existing rules governing contract modifications when the modification is related to the replacement of the London Interbank Offered Rate (“LIBOR”) or other reference rates discontinued as a result of reference rate reform. The ASU specifically provides optional practical expedients for contract modification accounting related to contracts subject to ASC 310, Receivables, ASC 470, Debt, ASC 842, Leases, and ASC 815, Derivatives and Hedging. The ASU also establishes a general contract modification principle that entities can apply in other areas that may be affected by reference rate reform and certain elective hedge accounting expedients. For eligible contract modifications, the principle generally allows an entity to account for and present modifications as an event that does not require contract remeasurement at the modification date or reassessment of a previous accounting determination. That is, the modified contract is accounted for as a continuation of the existing contract. The standard was effective upon issuance on March 12, 2020, and the optional practical expedients can generally be applied to contract modifications made and hedging relationships entered into on or before December 31, 2022. Borrowings under the Company’s note payable agreement bear interest based on LIBOR or an alternate rate. Provisions currently provide the Company with the ability to replace LIBOR with a different reference rate in the event that LIBOR ceases to exist.

2. Liquidity and Going Concern

In accordance with Accounting Standards Update (“ASU”) No. 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

Since inception the Company has financed its operations primarily through the sale of our equity, revenue from our patient services and incurrence of indebtedness. As of December 31, 2020 and 2019, the Company had an accumulated deficit of approximately $19.9 million and $51.1 million, respectively. The Company had net income of approximately $31.2 million for the year ended December 31, 2020, $8.2 million for the year ended December 31, 2019 and incurred a net loss of approximately $3.0 million for the year ended December 31, 2018. The Company has operating cash flows of $38.9 million, $24.4 million and $5.2 million for the years ended December 31, 2020, 2019 and 2018, respectively. While the Company has reported positive net income for the years ended December 31, 2020 and December 31, 2019, we expect our operating expenses to increase significantly over the next several years as we continue to hire additional personnel, expand our operations and infrastructure, and continue to invest to reach more patients. We believe that these investments will see expected future operating income as we expand into more markets. We anticipate that these increased costs will be offset positively by increased revenue. As of December 31, 2020 and 2019, the Company has consolidated cash and cash equivalents totaling approximately $84.6 million and $46.9 million, respectively.

The Company is seeking to complete an initial public offering (“IPO”) of its common stock. In the event the Company does not complete an IPO, the Company expects to seek additional funding through private financings or other strategic transactions.

During 2019, the Company refinanced its debt obligations and secured an additional $10.0 million revolving line of credit that may be used for liquidity purposes. During 2020, the Company secured an additional $5.0 million on its revolving line of credit giving it access to $15.0 million under its line of credit. Management believes that its cash and cash equivalents as of December 31, 2020, along with the proceeds from the additional line of credit, will allow the Company to continue its operations and satisfy its liabilities in the normal course of business for at least 12 months beyond the audit report date. It is management’s expectation that the successful culmination of the increased investment in growing the Company’s business will result in improved liquidity and operating results. However, there is no certainty that such improvements will be realized. Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

3. Revenue Recognition

The reported results for the years ended December 31, 2020 and December 31, 2019 reflect the application of ASC 606. Periods prior to January 1, 2019 reflect accounting under ASC 605.

The following table presents our revenues disaggregated by source:

	For the Twelve Months Ended December 31,
(Dollars in Thousands)	2020	2019	2018
FFS-patient care	$647,314	$676,157	$572,719
FFS-administrative services	58,278	48,510	32,960
Shared savings	66,414	39,854	39,245
Care management fees (PMPM)	26,766	18,547	9,836
Other revenue	18,303	3,292	2,849

Total Revenue	$817,075	$786,360	$657,609

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

FFS-patient care is primarily generated from third-party payers with which the Company has established contractual billing arrangements. The following table presents the approximate percentages by source of net operating revenue received for healthcare services we provided for the periods indicated:

	Year Ended December 31,
	2020	2019	2018
Commercial insurers	69%	67%	67%
Government payers	17%	17%	17%
Patient	14%	16%	16%

	100%	100%	100%

FFS-administrative services revenue is earned through the Company’s MSA with Non-Owned Medical Groups primarily based on a fixed percentage of net collections on patient care generated by those medical groups. VBC revenue is generated through Care management fee (PMPM) payments from payers to provide care coordination services to patients and through shared savings contracts with large commercial payer organizations and the U.S. Federal Government. For additional details, refer to Note 1 “Organization and Summary of Significant Accounting Policies.”

Contract Asset

The Company has the following contract assets and unearned revenue:

	Year Ended December 31,
(Dollars in Thousands)	2020	2019
Balances for contracts with customers
Accounts receivable	$99,118	$77,339
Unearned revenue	2,759	566

Unearned Revenue

Our unearned revenues is presented on the balance sheet under other current liabilities and represent payments made to, or due from, customers in advance of our performance. All contracts are less than or equal to twelve months. Changes in the balance of total deferred revenue during the twelve months ended December 31, 2020 are as follows:

(Dollars in Thousands)	December 31, 2019	Additions	Revenue Recognized	December 31, 2020
Unearned Revenue	$566	4,117	(1,924)	$2,759

During the twelve months ended December 31, 2020, the Company recognized approximately $0.6 million of revenue related to amounts unearned as of December 31, 2019.

Remaining Performance Obligations

As our performance obligations relate to contracts with a duration of one year or less, the Company elected the optional exemption in ASC 606-10-50-14(a). Therefore, the Company is not required to disclose the transaction price for the remaining performance obligations at the end of the reporting period or when the Company expects to recognize revenue. The Company has minimal unsatisfied performance obligations at the end of the reporting period as our patients typically are under no obligation to continue receiving services at our facilities.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

4. Goodwill and Intangible Assets, Net

For the purposes of the goodwill impairment assessment, the company as a whole is considered to be the reporting unit. The fair value of the reporting unit is estimated using a combination of three approaches, all equally weighted: a) discounted cash flow analysis (income approach), b) fair value of comparable transactions (transaction approach) and c) enterprise value to revenue multiple for comparable companies (market approach). Potential impairment is indicated when the carrying value of a reporting unit exceeds its estimated fair value. The Company’s carrying amount of goodwill at December 31, 2020 and 2019 is approximately $118.7 million. As discussed in Note 1 “Organization and Summary of Significant Accounting Policies,” the Company tested goodwill for impairment as of October 1, 2020 and 2019 and the fair value of the reporting unit exceeded the carrying value and therefore, during the years ended December 31, 2020 and 2019, there were no changes in the recognized amounts of goodwill.

A summary of the Company’s intangible assets is as follows:

	December 31, 2020		December 31, 2019
(Dollars in thousands)	Intangible Assets	Accumulated Amortization	Intangible Assets	Accumulated Amortization
Trade names	$4,600	$1,457	$4,600	$1,227
Consumer customer relationships	2,500	1,583	2,500	1,333
PMG customer relationships	600	158	600	134
Management Service Agreement (Complete MD)	2,200	722	2,200	584

	9,900	$3,920	9,900	$3,278

Less accumulated amortization	(3,920)		(3,278)

Intangible assets, net	$5,980		$6,622

The remaining weighted average life of all amortizable intangible assets is approximately 10.75 years at December 31, 2020.

Amortization expense for intangible assets was approximately $0.6 million for the years ended December 31, 2020, 2019 and 2018.

Estimated amortization expense for the Company’s intangible assets for the following five years is as follows:

Year ending December 31:	(Dollars in Thousands)
2021	$643
2022	643
2023	643
2024	559
2025	393
Thereafter	3,099

Total	$5,980

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

5. Property and Equipment, Net

A summary of the Company’s property and equipment, net is as follows:

	December 31,
(Dollars in Thousands)	2020	2019
Furniture and fixtures	$1,073	$1,076
Computer equipment	1,051	869
Leasehold improvements	4,863	4,661

	6,987	6,606
Less accumulated depreciation and amortization	(2,173)	(984)

Property and equipment, net	$4,814	$5,622

Depreciation expense, including amortization of leasehold improvements, was approximately $1.2 million, $0.8 million and $0.4 million for the years ended December 31, 2020, 2019 and 2018, respectively.

6. Accrued Expenses

Accrued expenses consisted of the following:

	December 31,
(Dollars in Thousands)	2020	2019
Accrued employee compensation and benefits	$6,167	$3,475
Bonuses payable	10,418	8,836
Other accrued expenses	14,600	15,628

Total accrued expenses	$31,185	$27,939

7. Note Payable

The Company’s note payable consists of the following:

	December 31,
(Dollars in Thousands)	2020	2019
Note payable	$34,125	$35,000
Less debt issuance costs	(466)	(600)
Less current portion	(875)	(875)

Note payable, net	$32,784	$33,525

On August 15, 2016, the Company entered into a Loan and Security Agreement with a third-party financial institution. The debt agreement provided for up to $30.0 million in term loans that were scheduled to mature on September 1, 2020 at the greater of prime plus 7.45% or 10.95% payable monthly. The Company borrowed $20.0 million initially in August 2016 and an additional $10.0 million in May 2017. The financing allowed for early repayment if the Company paid a pre-payment fee of 3% during the first 12 months, 2% between 12 and 24 months and 0.5% between 24 months and 36 months. On November 15, 2019, this debt was fully repaid using proceeds from a new credit facility the Company entered into with another third-party financial institution. Unamortized debt issuance costs of approximately $0.1 million were written off.

On November 15, 2019, the Company entered into a Credit Agreement with a third-party financial institution. The debt agreement provides for up to $35.0 million in term loans that mature on November 15, 2024 with

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

interest payable monthly at the lesser of LIBOR plus 2.5% or ABR plus 1.5% payable monthly (4.24% at December 31, 2019), plus up to an additional $10.0 million of financing in the form of a revolving loan. The revolving loan also includes a letter of credit sub-facility in the aggregate availability amount of $2.0 million and a swingline sub-facility in the aggregate availability amount of $2.0 million. The Company borrowed $35.0 million in term loans on November 15, 2019. During the first year of any loans, the financing allows for early repayment of part or all of the term loans in increments of $0.5 million with a pre-payment fee of 1% of any debt prepaid. After the first year from any borrowing, the debt may be repaid without the pre-payment fee.

During March 2020, the Company borrowed $10.0 million against the revolving loan, which bears interest at the lesser of LIBOR + 2.5% or ABR + 1.5% payable monthly and matures November 15, 2024. These borrowings were repaid in 2020 with $5.0 million repaid in July 2020 and $5.0 million repaid in September 2020. On July 17, 2020, the Company increased its capacity under the revolving loan to $15.0 million. As of December 31, 2020 and 2019 there were no amounts outstanding under the revolving loan.

Interest expense relating to the note payable and revolving loan was approximately $1.9 million, $4.0 million and $3.8 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Debt issuance costs relating to the term loans of approximately $0.6 million have been capitalized and are being amortized over the life of the loan using the effective interest method. Amortization expense, including amounts written off in 2020, of approximately $0.1, $0.3 million and $0.1 million was recorded for the years ended December 31, 2020, 2019 and 2018, respectively.

Substantially all of the Company’s real and personal property serve as collateral under the above debt arrangements. The Credit Agreement requires the Company to maintain (i) a consolidated fixed charge coverage ratio not less than 1.25 to 1.0, and (ii) a consolidated leverage ratio of no more than 4.0 to 1.0 on December 31, 2020, 3.5 to 1.0 on March 31, 2021 and 3.0 to 1.0 thereafter. The Company is in compliance with its debt covenants for the years ended December 31, 2020, and 2019.

Annual aggregate principal payments applicable to long-term debt for years subsequent to December 31, 2020 are as follows:

Year ending December 31:	(Dollars in Thousands)
2021	$875
2022	1,750
2023	2,625
2024	28,875
2025	—

Total	$34,125

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes

The (benefit from) provision for income taxes for years ending December 31, 2020, 2019 and 2018 are as follows:

	December 31,
(Dollars in Thousands)	2020	2019	2018
Current:
Federal	$—	$—	$—
State and Local	363	492	182

Total current	363	492	182

Deferred:
Federal	(6,440)	546	(197)
State and Local	(1,364)	169	(61)

Total deferred	(7,804)	715	(258)

Total (Benefit from) provision for incomes taxes	$(7,441)	$1,207	$(76)

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and deferred tax liabilities as of December 31, 2020 and 2019 are as follows:

	December 31,
(Dollars in Thousands)	2020	2019
Deferred tax assets
Net operating loss carryforwards	$9,758	$13,480
Stock compensation	657	545
Other accruals	531	1,969

Total deferred tax assets	10,946	15,994

Deferred tax liabilities
Fixed and intangible assets	(5,993)	(5,165)

Total deferred tax liabilities	(5,993)	(5,165)

Deferred tax assets, net		10,829
Less: valuation allowance	—	(13,710)

Deferred tax asset (liability), net	$4,953	$(2,881)

For the year ended December 31, 2020, the Company completed an assessment of the likelihood of realizing all or some portion of its net deferred tax assets. This assessment concluded that the Company realized positive cumulative income over the last three years and combined with the forecast of future taxable income, it determined it was more likely than not that the Company will be in a position to realize the benefits of the deferred tax asset. As such, the valuation allowance was removed, which resulted in a net deferred tax asset balance as of December 31, 2020. For the year ended December 31, 2019, the Company’s assessment considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies and concluded that it was more likely than not that a portion of deferred tax assets are not realizable and, accordingly, recorded a valuation allowance of approximately $13.7 million as of December 31, 2019. The net deferred tax liability in 2019 is the result of indefinite-lived liabilities related to intangible assets. As of December 31, 2020, the Company has generated Federal and State net operating loss carryforwards of approximately $39.5 million and $29.6 million (post-apportioned state NOL) respectively, that begin to expire in 2034.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

The following is a reconciliation of income tax computed at the Federal statutory income tax rate to the (benefit from) provision for income taxes:

	Amount			Percent
	December 31,			December 31,
(Dollars in Thousands)	2020	2019	2018	2020	2019	2018
Tax benefit computed at Federal statutory income tax rate	$4,927	$1,922	$(896)	21.0%	21.0%	21.0%
Permanent items	—	124	100	—	1.4	(2.3)
State tax expense, net of Federal benefit	1,426	901	(62)	6.1	9.8	1.5
Valuation allowance	(13,710)	(2,125)	755	(58.4)	(23.2)	(17.7)
Rate change	(56)	—	—	(0.2)	—	—
Other	(28)	385	27	(0.1)	4.2	(0.6)

(Benefit from) provision for income taxes	$(7,441)	$1,207	$(76)	(31.6%)	13.2%	1.9%

The permanent items impacting the income tax provision are primarily attributable to the non-deductibility of meals and entertainment.

The 2020, 2019 and 2018 Federal and state income tax returns are within the statute of limitations (“SOL”) and are currently not under examination by any Federal or state tax authority.

The Tax Act enacted on December 22, 2017 reduced the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. The SEC staff issued Staff Accounting Bulletin 118 (“SAB 118”), which provides guidance on accounting for the tax effects of the Tax Act. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Act enactment date for companies to complete the accounting under Accounting Standards Codification 740, Income Taxes (“ASC 740”). The Company has completed its accounting for the tax effects of the Tax Act.

9. Share-based Compensation

Stock option plan

The PH Group Holdings Corp. Stock Option Plan (the PH Group Option Plan) was created on January 17, 2014. The employees of the Company and its subsidiaries, consultants of the Company and the employees of Brighton Health Plan Services Holdings Corp. (BHPS) (a wholly-owned subsidiary of BHG Holdings) and its subsidiaries who have performed services for the Company were the participants of the PH Group Option Plan. The aggregate number of shares of common stock for which options may be granted under the PH Group Option Plan shall not exceed 4,229,850 shares.

Effective August 11, 2016, the PH Group Option Plan was transferred to its parent and became the PH Group Parent Corp. Stock Option Plan (the PH Parent Option Plan). All other terms in the PH Group Option Plan remained unchanged in the PH Parent Option Plan at the effective date of the transfer.

Effective August 28, 2018, the PH Parent Option Plan was amended and restated to increase the aggregate number of shares of common stock for which options may be granted from 4,229,850 shares to 18,985,846 shares.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Stock option activity

The following table summarizes information about the PH Parent Option Plan transactions:

	Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Grant-Date Fair Value	Weighted- Average Remaining Contractual Life
Balance at December 31, 2017	3,907,067	$2.34	$0.55	8.20
Granted in 2018	14,202,635	2.00	0.32
Exercised in 2018	(53,079)	2.00	0.32
Cancelled in 2018	(2,087,359)	2.35	0.49
Forfeited in 2018	(525,152)	2.36	0.63

Balance at December 31, 2018	15,444,112	$2.03	$0.34	9.45
Granted in 2019	3,202,435	2.00	0.36
Exercised in 2019	—	—	—
Cancelled in 2019	(227,600)	2.36	0.52
Forfeited in 2019	(771,114)	2.12	0.42

Balance at December 31, 2019	17,647,833	$2.01	$0.34	8.71
Granted in 2020	830,194	2.00	0.37
Exercised in 2020	(54,268)	2.00	0.32
Cancelled in 2020	—	—	—
Forfeited in 2020	(122,800)	2.22	0.46

Balance at December 31, 2020	18,300,959	$2.01	$0.34	7.82

Exercisable options	3,276,976	$2.00	$0.32	7.76

The aggregate intrinsic value of options exercised for the years ended December 31, 2020, 2019 and 2018 was $0.

Approximately 27% of these options granted in 2019 and 2018 vest based on requisite service period ranging from zero to four years (time-based options) and approximately 73% vest only upon the occurrence of a liquidity event (performance-based options). Approximately 14% of options granted in 2020 vest based on requisite service period of four years (time-based options) and approximately 86% vest only upon the occurrence of a liquidity event (performance-based options). For the performance-based options, the vested options only become exercisable upon a liquidity event and with respect to meeting certain financial conditions. Options granted under the PH Group Option Plan generally expire ten years after the date of grant.

For the time-based options, approximately 50% vested in 2018 and approximately 50% remained unvested at December 31, 2018. The vested and unvested options had a weighted-average fair value of $0.32 per share at August 28, 2018.

Of the 14,202,635 options that were granted in 2018, 2,087,359 options for 22 employees relate to reissuing of options that were cancelled in 2018. These options were considered to be modified in accordance with ASC 718 since unlike the cancelled options, the reissued options can vest and become exercisable, at least in part, prior to achievement of a liquidity event.

For the time-based options, approximately 17% vested in 2019 and approximately 83% remained unvested at December 31, 2019. The vested and unvested options had a weighted-average fair value of $0.36 per share.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Of the 3,202,435 options that were granted in 2019, 227,600 options relate to reissuing of options that were cancelled in 2019. These options were considered to be modified in accordance with ASC 718 since unlike the cancelled options, the reissued options can vest and become exercisable, at least in part, prior to achievement of a liquidity event.

For the time-based options issued in 2020, approximately 1% vested in 2020 and approximately 99% remain unvested at December 31, 2020. The vested and unvested options had a weighted-average fair value of $0.40 per share.

Share-based compensation expense

The estimated fair value of the outstanding time-based options is recognized as share-based compensation expense over the vesting period of the options. For the years ended December 31, 2020, 2019 and 2018, the Company recognized share-based compensation expense of approximately $0.5 million, $0.2 million and $1.9 million, respectively, related to the time-based options, which is included in general and administrative expenses in the accompanying consolidated statements of operations. As of December 31, 2020, 2019 and 2018, respectively, the Company has approximately $0.8 million, $1.2 million and $1.1 million of unrecognized share-based compensation expense related to unvested time-based options. Future share-based compensation expense will be recognized on a straight-line basis over the remaining vesting period for the time-based options.

We estimate the fair value of the options granted using the Monte Carlo option pricing model with the following assumptions presented on a weighted average basis:

	December 31,
	2020	2019	2018
Expected term in years	5	5	5
Expected stock price volatility	51.2%	39.1%	43.8%
Risk-free interest rate	0.36%	1.69%	2.53%
Expected dividend yield	0.0%	0.0%	0.0%
Estimated fair value per option granted	$0.66	$0.36	$0.32

The Company did not recognize any share-based compensation expense related to the performance-based options as the shares are only exercisable upon a liquidity event which did not occur during the period.

10. Employee Benefit Plans

The Company has a voluntary 401(k) savings plan that provides a 3.0% safe harbor contribution to all employees. In addition, a minimum profit-sharing contribution is required to satisfy year end plan testing. The profit-sharing contribution was approximately 1.4% in 2020, 2019 and 2018. The Company made contributions of approximately $2.4 million, $2.0 million and $2.0 million for the years ended December 31, 2020, 2019 and 2018, respectively, recorded within cost of platform, sales and marketing and general and administrative expenses in the accompanying consolidated statements of operations.

11. Related-Party Transactions

The Company had various note payable agreements with BHPS which is a subsidiary of BHG Holdings. Effective September 18, 2019, $13.3 million of the notes were assigned to BHG Holdings and the related interest payable was paid by the Company, leaving $8.7 million outstanding. On September 18, 2019 the $13.3 million

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

obligation was forgiven. Principal payments on the notes payable with BHPS were due within three years of inception of the notes, with maturity dates ranging from December 2020 to December 2021. However, the related party notes payable were subordinated to the third-party financing and cannot be repaid without prior authorization from the third-party lender. Refer to Note 7 “Note Payable” for further details.

On January 30, 2018, the Company entered into a Promissory Note Agreement (“APNA”) with affiliated investors. The APNA borrowed $15.3 million in term loans that matured on January 30, 2020 (“Maturity Date”) with interest payable on the Maturity Date at a rate of 17.5%. The APNA may be repaid early without the pre-payment fee and was subordinated to the third-party financing and cannot be repaid without prior authorization from the third-party lender. Refer to Note 7 “Note Payable” for further details. The APNA was repaid in full on November 15, 2019 including all interest due and payable.

The Company had both due to related parties and due from related parties for amounts funded and borrowed from affiliates as well as for services provided by related parties. As of December 31, 2019, the net due from affiliate balances was $4.0 million.

On October 31, 2020, the $4.0 million of related party receivables was used to repay $4.0 million of the Notes payable to related parties, leaving $4.7 million of Notes payable to related parties. The Company paid interest of $0.2 million through October 31, 2020. In addition, on December 22, 2020, the remaining $4.7 million of Notes payable to related parties were converted to a capital contribution, leaving no remaining Notes payable to related parties outstanding as of December 31, 2020.

12. Commitments and Contingencies

Operating Leases

The Company is obligated under non-cancelable operating leases for office space expiring at various dates through 2026. The required total lease payments for each year subsequent to December 31, 2020 are as follows:

Year ending December 31:	(Dollars in Thousands)
2021	$2,413
2022	2,213
2023	2,261
2024	2,274
2025	2,237
Thereafter	1,408

Total	$12,806

Rent expense was approximately $2.5 million, $3.4 million and $2.5 million for the years ended December 31, 2020, 2019 and 2018, respectively.

Contractual Obligations

On September 15, 2015, the Company entered into an agreement with a large physician practice where Privia would pay up to $5.0 million in exchange for a ten-year services agreement of which $4.0 million was paid in 2015. The remaining $1.0 million was due if the practice eliminated its ability to terminate the agreement on or before September 15, 2018. The option expired as it was not exercised by September 15, 2018. Accordingly, the Company recorded a $4.0 million asset in 2015 to be amortized over the ten-year period of the services

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

agreement. The Company recorded approximately $0.4 million of amortization expense related to this asset for both the years ended December 31, 2019 and 2018. As of December 31, 2019, approximately $2.3 million is included in other long-term assets in the accompanying consolidated balance sheets. On June 24, 2020, the physician practice terminated their agreement and paid an early termination fee of $2.1 million, leaving no balance as of December 31, 2020.

On April 5, 2016, the Company entered into an agreement with a physician practice where the Company agreed to provide up to $2.5 million to help grow the practice. No amounts have been provided as of December 31, 2020 and 2019 under this agreement.

The Company has purchase commitments of $2.2 million that will be coming due over the next three years.

Legal Contingencies

We are involved, from time to time, in lawsuits arising in the normal course of business. We believe these pending lawsuits will not have a material adverse impact on our financial position or statement of operations or cash flows.

13. Concentrations of Credit Risk

Our financial instruments that are potentially subject to concentrations of credit risk consist primarily of cash, cash equivalents, and accounts receivable. While our cash and cash equivalents are managed by reputable financial institutions, the Company’s cash balances with the individual institutions may at times exceed the federally insured limits. At December 31, 2020, substantially all of the Company’s cash and cash equivalents were held at two financial institutions. The Company believes these financial institutions are financially sound and that minimal credit risk exists.

The Company receives payment for medical services provided to patients by its physicians through contracts with payers. Six payers within the network accounted for approximately 75%, 74% and 69% of such payments for the years ended December 31, 2020, 2019 and 2018, respectively. The Company evaluates accounts receivable to determine if they will ultimately be collected. In performing this evaluation, significant judgments and estimates are involved, such as past experience, credit quality, age of the receivable balance and current economic conditions that may affect ability to pay. As of December 31, 2020, 2019 and 2018, the Company had six payers within the network that made up approximately 70%, 69% and 68%, respectively, of accounts receivable.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

14. Net Income (Loss) Per Share

A reconciliation of net income (loss) available to common shareholders and the number of shares in the calculation of basic and diluted earnings (loss) per share was calculated as follows:

	December 31,
(in thousands, except for share and per share amounts)	2020	2019	2018
Net income (loss) attributable to Privia Health Group, Inc. common stockholders	$31,244	$8,244	$(3,044)

Weighted average common shares outstanding - basic	95,950,062	95,931,549	95,880,506
Potentially dilutive stock options	—	—	—

Weighted average common share outstanding - diluted	95,950,062	95,931,549	95,880,506
Earnings per share attributable to Privia Health Group, Inc. common stockholders – basic and diluted	$0.33	$0.09	$(0.03)

The treasury stock method is used to consider the effect of the potentially dilutive stock options. The following weighted-average outstanding shares of potentially dilutive securities were excluded from computation of diluted loss per share attributable to common shareholders for the period presented because including them would have been antidilutive:

	December 31,
	2020	2019	2018
Potentially dilutive stock options to purchase common shares	18,300,959	17,647,833	15,444,112

Total potential dilutive shares	18,300,959	17,647,833	15,444,112

15. Segment Financial Information

The Company determined in accordance with ASC Topic 280, Segment Reporting (“ASC 280”), that the Company operates in and reports as a single operating segment, which is to care for its patient’s needs. Operating segments are identified as components of an enterprise where separate discrete financial information is available for evaluation by the chief operating decision maker (“CODM”), or decision-making group, who reviews financial operating results on a regular basis for the purpose of allocating resources and evaluating financial performance.

The Company defines its CODM as its Chief Executive Officer, who regularly reviews financial operating results on a consolidated basis for purposes of allocating resources and evaluating financial performance. Although the Company derives its revenues from a number of different geographic regions, the Company neither allocates resources based on the operating results from the individual regions, nor manages each individual region as a separate business unit. The Company’s CODM manages the operations on a consolidated basis to make decisions about overall corporate resource allocation and to assess overall corporate profitability. As of December 31, 2020 and 2019, all of the Company’s long-lived assets were located in the United States and all revenue was earned in the United States.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

16. Condensed Financial Information (Parent Company Only)

Privia Health Group, Inc. (“Parent”)

(Parent Company Only)

Condensed Balance Sheets

(in thousands)

	As of December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$466	$1,501

Total current assets	466	1,501

Non-current assets:
Due from affiliates	—	4,030
Investment in sub	146,158	114,212
Other long-term assets	124	125

Total non-current assets	146,282	118,367

Total assets	$146,748	$119,868

Liabilities and stockholders’ equity
Current liabilities:
Current liabilities	$—	$3,456

Total current liabilities	—	3,456

Non-current liabilities:
Non-current liabilities	—	6,200

Total non-current liabilities	—	6,200

Total liabilities	—	9,656

Commitments and contingencies (Note 12)
Stockholders’ equity:
Common stock, $0.01 par value, 150,000,000 shares authorized; 95,985,817 and 95,931,549 shares issued and outstanding at 2020 and 2019;	960	959
Additional paid-in capital	165,666	160,375

Accumulated deficit	(19,878)	(51,122)

Total stockholders’ equity	146,748	110,212

Total liabilities and stockholders’ equity	$146,748	$119,868

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Privia Health Group, Inc. (“Parent”)

(Parent Company Only)

Condensed Statements of Operations

	Year Ended December 31,
(Amounts in thousands, except share and per share data)	2020	2019	2018
Revenue	$—	$—	$—
Operating expenses	34	270	—

Total operating expenses	34	270	—

Operating Loss	(34)	(270)	—
Interest expense	184	2,653	2,551

Net loss before provision for income taxes	(218)	(2,924)	(2,551)
Provision for income taxes	—	4	88
Equity in net income (loss) of subsidiaries	31,462	11,164	(581)

Net income (loss)	$31,244	$8,244	$(3,044)

Summary Cash Flow Information

Parent received $15.4 million in cash inflows in 2018, $15.3 million related to APNA (see Note 11, “Related-Party Transactions”) and $0.1 million from a stock option exercise. Parent had cash outflows in 2018 of $13.4 million to related parties. This included $13.3 million in funding for related parties and $0.1 million in operating expenses. In 2019, Parent received $20 million of cash from related parties and repaid the APNA related party note of $14.6 million as well as paid $5.1 million in interest related to the APNA note and an additional $0.6 million of interest on other related party notes. Parent also paid $0.2 million in operating expenses. In 2020, Parent’s cash decreased by $1.0 million primarily due to cash outflows of $0.7 million related to tax withholding and interest payments of $0.4 million partially offset by cash inflows of $0.1 million related to the exercise of stock options.

Basis of Presentation

Parent is a holding company with no material operations of its own that conducts substantially all of its activities through its subsidiaries. Parent has no direct outstanding debt obligations. Parent owns 100% of PH Group Holdings Corp. However, PH Group Holdings Corp, a wholly owned subsidiary, as borrower under its 2019 Credit Agreement, was limited in its ability to declare dividends, fund a dividend or other distribution to the Parent. For a discussion of the 2019 Credit Agreement, refer to Note 7 “Note Payable”.

These condensed financial statements have been presented on a “parent-only” basis. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. As such, these parent-only statements should be read in conjunction with the accompanying notes to consolidated financial statements.

17. Subsequent Events

The Company evaluated subsequent events through March 16, 2021, representing the date on which the consolidated financial statements were issued.

Privia Health Group, Inc.

Notes to Consolidated Financial Statements (continued)

Events Subsequent to Original Issuance of Consolidated Financial Statements (unaudited)

Amended and Restated Certificate of Incorporation

On April 6, 2021, the Board of Directors approved an Amended and Restated Certificate of Incorporation, which, among other matters, authorizes the Company to issue up to 1,000,000,000 shares of common stock, par value $0.01 per share and up to 100,000,000 shares of preferred stock, par value $0.01 per share.

Option Plan Modification

On April 1, 2021, the Board of Directors approved a modification contingent upon the consummation of the IPO to the PH Group Parent Corp. Stock Option Plan to the vesting conditions of certain outstanding stock option grants to certain employees and consultants. The modification would accelerate by one year any time vested option that was not previously 100% vested and modify the vesting condition of the performance based options to vest 60% at IPO, 20% 12 months after IPO and 20% 18 months after IPO. The modification would also accelerate the CEO’s time based options an additional four months such that 100% of his time based options are vested. We expect to recognize stock-based compensation of $151.6 million to $167.0 million in the second quarter of 2021 related to the modification and generate an additional $106.9 million to $118.0 million of additional stock compensation expense over the eighteen months following the completion of the IPO.

Omnibus Incentive Plan

On April 6, 2021, the Company approved the Privia Health Group, Inc. 2021 Omnibus Incentive Plan (the “Plan”) which permits awards up to 10% of our common stock issued and outstanding after the close of this offering. The Plan also allows for an automated increase on the first day of each fiscal year following the effective date of the Incentive Plan by an amount equal to the lesser of (i) 5% of outstanding shares on December 31 of the immediately preceding fiscal year or (ii) such number of shares as determined by our board of directors in its discretion. The Plan provides for the granting of stock options at a price equal to at least 100% of the fair market value of the Company’s Common Stock as of the date of grant. The Plan also provides for the granting of Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Awards and other cash-based or other stock-based awards, all which must be granted at not less than the fair market value of the Company’s Stock as of the date of grant. Participants in the Plan may include employees, consultants, other service providers and non-employee directors. On the effective date of the IPO, the Company expects that 1,237,713 restricted stock units will be issued at the offering price and 3,850,680 options will be issued, with a strike price equal to the offering price, at the time of the offering. These issuances are expected to generate stock compensation of $62.3 million to be expensed over the next four years starting on the effective date of the IPO as both the restricted stock units and stock options vest.

Anthem Private Placement

On April 5, 2021, the Company entered into an agreement to sell $92.0 million of shares of our common stock to Anthem in a private placement exempt from registration under the U.S. Securities Act of 1933, as amended (the “Anthem Placement”). The price per share sold in the Anthem Placement will be the price per share to the public in this offering. The Anthem Placement is conditioned upon the closing of this offering and is expected to close on or up to 30 days after the closing of this offering. Accordingly, this offering is not contingent upon the closing of the Anthem Placement and there can be no assurance that the Anthem Placement will be consummated. The shares of common stock issued in the Anthem Placement will be subject to a 180-day lock-up agreement in favor of the underwriters substantially similar to the lock-up agreements entered into by our directors, executive officers and existing shareholders. Anthem has agreed with us not to transfer its shares of common stock for three years from the closing date of this offering.

19,500,000

Shares

Common Stock

Privia Health Group, Inc.

PRELIMINARY PROSPECTUS

            , 2021

Goldman Sachs & Co. LLC

J.P. Morgan

Credit Suisse

Piper Sandler

William Blair

Canaccord Genuity

Truist Securities

R. Seelaus & Co., LLC

Siebert Williams Shank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Amount to Be Paid
SEC registration fee	$56,272
FINRA filing fee	64,412
Listing fee	25,000
Transfer agent’s fees	5,000
Printing and engraving expenses	150,000
Legal fees and expenses	2,000,000
Accounting fees and expenses	1,300,000
Blue Sky fees and expenses	—
Miscellaneous	199,316

Total	$3,800,000

*	To be completed by amendment.

Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The registrant’s amended and restated bylaws provide for indemnification by the registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The registrant’s amended and restated Certificate of Incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the registrant with respect to payments which may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

The proposed form of underwriting agreement filed as Exhibit 1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Since November 30, 2017, we granted to our directors, officers, employees, consultants, and other service providers 18,232,764 options to purchase shares of our common stock pursuant to our Second Amended and Restated Stock Option Plan.

Set forth below is information regarding securities sold by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. Appropriate legends were placed upon any stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules

(a)    The following exhibits are filed as part of this registration statement:

Exhibit Number	Description

1.1+	Form of Underwriting Agreement

3.1+	Amended and Restated Certificate of Incorporation

3.2+	Amended and Restated By-Laws

4.1+	Form of Common Stock Certificate

5.1+	Opinion of Davis Polk & Wardwell LLP

10.1+	2021 Omnibus Incentive Plan

10.2+	Employment Agreement between Privia Health Group, Inc. and Shawn Morris, dated April 13, 2018

10.3+	Employment Agreement between Privia Health Group, Inc. and Parth Mehrotra, dated January 1, 2018

10.4+	Employment Agreement between Privia Health Group, Inc. and Thomas Bartrum, dated February 25, 2019

10.5+	Form of Shareholder Rights Agreement between Privia Health Group, Inc. and the other signatories party thereto

10.6+	Form of Registration Rights Agreement between Privia Health Group, Inc. and the other signatories party thereto

10.7+	Employee Stock Purchase Plan

Exhibit Number	Description

10.8+	Form of 2021 Omnibus Plan Restricted Stock Unit Award for Employees

10.9+	Form of 2021 Omnibus Plan Restricted Stock Unit Award for Non-Employee Directors

10.10+	Form of 2021 Omnibus Plan Stock Option Award

21.1+	Subsidiaries of the registrant

23.1	Consent of Independent Registered Public Accounting Firm

23.2+	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5)

24.1+	Power of Attorney (included on signature page)

99.1+	Consent of David King

99.2+	Consent of Thomas McCarthy

99.3+	Consent of Patricia Maryland

*	To be filed by amendment
+	Previously filed

(b)    The following financial statement schedule is filed as part of this registration statement:

None

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(a)    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)    The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Arlington, Commonwealth of Virginia, on the twenty-eighth day of April, 2021.

Privia Health Group, Inc.

By:	/s/ Shawn Morris
	Name:	Shawn Morris
	Title:	Chief Executive Officer

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shawn Morris, Thomas Bartrum and Parth Mehrotra, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shawn Morris Shawn Morris	Chief Executive Officer and Director (principal executive officer)	April 28, 2021

* Parth Mehrotra	President and Chief Operating Officer (principal operating officer)	April 28, 2021

* David Mountcastle	Chief Financial Officer (principal financial and accounting officer)	April 28, 2021

* Jeff Bernstein	Director	April 28, 2021

* Jeff Butler	Director	April 28, 2021

* William M. Sullivan	Director	April 28, 2021

* Will Sherrill	Director	April 28, 2021

By:	/s/ Shawn Morris
Attorney-in-Fact